Telecom Corporation
of New Zealand Limited

Annual Report

For the year ended 30 June 2010



telecom nz



Our vision:

With customers at our heart we will become New Zealand's most preferred company.

Our mission:

To be number one in Broadband, Mobile and ICT.

To deliver
turnaround in EBITDA we will:

Reduce	**Retain**	**Simplify**	**Target**
			
Reduce our costs	Retain high value customers	Simplify our business	Target growing markets

OUR PERFORMANCE | **NZ$5,271m** Operating revenues and other gains | **NZ$1,764m** EBITDA | **NZ$382m** Net earnings for the year | **20¢** Earnings per share | **24¢** Dividends per share | **NZ$1,183m** Capital expenditure | **NZ$249m** of cost-reductions achieved since 2008

OUR COMPANY | **1,995** FTTN cabinets installed | **712,000** XT mobile network connections | **25,000km** fibre installed in New Zealand | **77** exchanges unbundled in New Zealand | All enforceable Undertakings milestones met

CONTENTS

FINANCIAL CALENDAR 2010 – 2011

September 2010
Annual Meeting in Christchurch

November 2010
First quarter result announced

December 2010
First quarter dividend paid

February 2011
Half-year result announced

March 2011
Second quarter dividend paid

May 2011
Third quarter result announced

June 2011
Third quarter dividend paid

30 June 2011
Financial year end

August 2011
Annual result announced

This report is dated 19 August 2010 and is signed on behalf of the board of Telecom Corporation of New Zealand Limited by Wayne Boyd, Chairman, and Paul Reynolds, Chief Executive Officer.

Wayne Boyd
Chairman

Paul Reynolds
Chief Executive Officer

ARBN 050 611 277

INTRODUCTION

Overview

This annual report will be filed with the United States Securities and Exchange Commission on Form 20-F and is divided into five sections:

- **Introduction |** The introduction comes from Telecom's chairman, Wayne Boyd and CEO, Paul Reynolds. It gives a brief overview of Telecom's activities for 2010 and a signal of what we expect is to come.

- **Our company |** Our company provides an overview of the operating units of Telecom, the regulatory environment and other aspects of Telecom – resources, our people and corporate responsibility.

- **Performance |** Performance gives an overview of Telecom's financial results, as well as the results of Telecom's operating units and key risks. It also contains the consolidated financial statements for the year ended 30 June 2010.

- **Governance |** Governance presents corporate governance at Telecom and provides remuneration information.

- **Disclosures |** provides additional information required by New Zealand company law, the NZX, ASX and NYSE Listing Rules, and additional United States SEC Form 20-F annual report (Form 20-F) requirements.

When used in this annual report, references to the 'company' are references to Telecom Corporation of New Zealand Limited. References to 'Telecom' are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and its interests in associates.

All references to the years 2011, 2010, 2009 and 2008 in this annual report are to the years ended 30 June 2011, 30 June 2010, 30 June 2009 and 30 June 2008 respectively. Any references to a calendar year will be stated as such. Certain information required by the Form 20-F requirements is contained in Telecom's 2010 consolidated financial statements, which are included in this annual report. Information required to be stated as at the most recent practicable date, is stated as at 9 August 2010 unless expressly stated otherwise. References to notes are references to notes to the consolidated financial statements.

References to US$, USD or US dollars are to United States dollars, references to A$ and AUD are to Australian dollars, and references to NZ$, NZD and NZ dollars are to New Zealand dollars.

Any references to documents and information included on external websites, including our website, are provided for convenience alone, and none of the documents or other information on those websites is incorporated by reference in this annual report.

Reference to legislation is to New Zealand legislation and the Government is to the New Zealand Government, unless specifically stated otherwise. See **Glossary** for other definitions.

Chairman's report



Wayne Boyd, Chairman

It has been another massive year for our company, and for our industry. Highlights for Telecom in 2010 include the increase in customers on our XT mobile network; a rigorous programme to reduce costs across our business; changes to board and executive membership; and a reshaping of our company strategy to help us adapt to changing times.

CEO Paul Reynolds and his executive colleagues have led from the front in taking an open, transparent approach to fixing things when they have, regrettably, gone wrong. Our reputation matters to us, and when it has been tarnished we've worked hard to put things right for our customers, and explain publicly not just what we've done but why we've done it.

We talk regularly and candidly with all our stakeholders; politicians, at a central and local government level; consumer and industry groups, and any other stakeholder with an interest in our business.

That open approach exemplifies the cultural change that has been very much a part of Telecom's transformation under Paul's leadership. It is about human attitudes as much as it is about complex technology and systems.

And we have achieved all of this against the backdrop of perhaps one of the most intensively regulated telecommunications landscapes in the world.

Your company is in good shape, although big challenges and decisions lie ahead.

We have left no stone unturned in our approach to supporting the Government's ultra-fast broadband (UFB) vision, even as we have methodically continued to improve the broadband technology New Zealanders already enjoy through our FTTN programme and associated activity.

In the past year we have welcomed Sue Sheldon on to our board as an independent director. Sue has an impressive record of directorships with successful businesses, from the State sector through to the commercial sector, from small to large.

She brings renowned governance expertise, focusing on finance, strategy and risk management.

At our annual meeting on 30 September we will say farewell to director Rod McGeoch, who was appointed to our board nine years ago. I thank Rod for his long contribution throughout a period of profound change for Telecom and wish him all the best for the future.

At the executive table, we have seen the arrival of group chief technology officer David Havercroft, and the departure of Wholesale & International CEO and long-serving Telecom employee Matt Crockett.

Despite the uncertainty around the future industry structure under UFB, we remain committed to the delivery of our Undertakings and achieving full equivalence – equal access to network products for every service provider and ISP in New Zealand. This delivery of equivalence has become one of the largest IT programmes New Zealand has ever seen.

We have also worked hard to put something back into local communities and organisations, such as Women's Refuge, Starship Hospital, the IHC and many others.

Ultra-fast Broadband Initiative

Given our proven experience in New Zealand telecommunications, we believe we are the best partner for the Government's UFB initiative.

One of the requirements of the official proposal process for full participation is that the companies that build the fibre optic infrastructure do not also offer services to end-users, such as retail and business customers.

This essentially prevents Telecom, and other full-service telecommunications companies, from being involved in the initiative unless they separate their businesses into two – one that builds and maintains infrastructure, and another that sells services to end-users.

One way to align these goals is the structural separation of Telecom's access and infrastructure network and retail businesses into two standalone companies.

The revised UFB proposal submitted to Crown Fibre Holdings on 2 August 2010 is predicated on the structural separation of Telecom.

Such a change to Telecom's business would require a 75% majority of shareholders voting at the meeting to support the proposal.

The board's position on this issue is clear: for us to proceed along the road of structural separation, with all of the upheaval and expense that it would entail for us, the benefits would need to outweigh the costs.

We will continue to keep you, the owners of Telecom, informed as we work through these very complex, industry-changing issues.

Telecom's dividend policy for 2011 will target a payout ratio of approximately 90% of adjusted net earnings, and is expected to be fully imputed.

Thank you for your support.

Wayne Boyd
Chairman

CEO's report



Paul Reynolds, Chief Executive Officer

The last year saw immense political and economic adjustment across the world as economies began their hesitant recovery from the global recession. In New Zealand and overseas, consumers, businesses and government agencies responded to the economic uncertainty by demanding far more from their technology suppliers, at lower prices.

Competition has intensified. In New Zealand there has also been a significant increase in telecommunications industry regulation, to the point that we are now regarded as perhaps one of the most heavily regulated markets in the world.

The effect of this uniquely challenging environment for Telecom has been clear: in order to fund heavy investment in new infrastructure and regulatory compliance, new services and innovation, whilst reducing prices overall in a market with low revenue growth, we have needed to make a decisive strategic shift towards a reduction in operating costs.

Overlaid on all of this is the New Zealand Government's policy of State-subsidised fibre to the premise (FTTP), to deliver UFB. This policy will fundamentally restructure the telecommunications industry in New Zealand over the coming decade, as participation in the initiative requires the ownership separation of participant's retail and network businesses.

Telecom has put together one of the largest project teams in the company's history to develop Telecom's bid to participate as well as to propose detailed redesign of the industry structure and regulation, and to evaluate the mammoth task of structural separation of the current Telecom into two separate companies.

In 2010 we delivered on our guidance to shareholders, with growth in free cash flow for the first time since the regulatory shock of 2006 and EBITDA of NZ$1,764 million.

Telecom continues to deliver its Operational Separation Undertakings, with some agreed variations.

A reshaped strategy

At its core, the strategy is focused on cost reduction, simplification of the way we do business and serving our customers, value retention and targeted growth.

We are reducing costs by moving to a lean service provider model in our Retail and Gen-i businesses and we have cut discretionary spending across the Group.

We have simplified our organisation already by restructuring, particularly in AAPT, Retail, Gen-i and T&SS to significantly reduce overheads.

We are very focused on retaining value by offering attractive bundled services to our customers. We are taking care to encourage high-value customers coming 'off-contract' from our old CDMA mobile network onto the new XT Mobile network.

And we are aggressively targeting growth areas, such as cloud computing, in the corporate and enterprise areas.

This reshaped strategy will assist us to achieve our mission of becoming number one in broadband, mobile and ICT in New Zealand.

In each of these critical areas, what were some of the milestones of the past year, and what might lie ahead for your company?

Mobile

We now have over 700,000 customers on our XT mobile network. We have put the partial outages of earlier this year behind us and indeed have learned from them. The independent report we commissioned into the partial outages stated that the WCDMA mobile network technology was fundamentally sound. An ongoing programme of investment and upgrades aims to keep things that way.

We will keep bringing new devices, products and pricing plans to market, serving retail and business customers, encouraging New Zealanders to give XT a go. We have done all of that and more in 2010. The increase in XT customers shows how well New Zealanders have responded.

Broadband

Our fibre to the node programme, bringing optical fibre and improved electronics closer to more homes, proceeded like clockwork. Close to 2,000 new roadside cabinets (mini-exchanges) have been installed by Chorus around New Zealand.

Through this programme over one million households can now access broadband speeds of 10Mbps.

Other significant developments include the offering of VDSL2 upgrades on this network, which will enable `real world' speeds of up to 40Mbps during 2011.

ICT

The unrelenting customer focus in our ICT business, Gen-i, has earned it the highest customer preference scores in the New Zealand market (according to IDC). As a result, there have been many important client wins over the past year, including the New Zealand Fire Service and the Department of Conservation.

The changes being made at Gen-i reflect the strategies in place across our business as a whole: simplification, cutting cost and harnessing the power of our networks. Gen-i is also looking to seize new opportunities, notably in the area of `cloud' computing.

Ultra-fast Broadband Initiative

We have worked hard to support the Government's UFB vision and have submitted proposals that draw on our enormous expertise and achievements, as demonstrated by the work of our Chorus business since it was established more than two years ago.

The economics of delivering fibre down every street and to every doorstep are incredibly challenging, especially when the demand patterns for the services this fibre could carry is far from certain. But it's a conundrum that can be solved if we are all open to new ways of doing things, and without wasting what has already been built.

On 2 August 2010 Telecom submitted an extensive refined proposal to Crown Fibre Holdings, reinforcing our commitment to partnering with the Government to deliver a national fibre to the home network that is both economically and physically enduring.

We have also proposed integrating the UFB initiative with the Rural Broadband initiative. Integrating the two initiatives would allow for the extension of the reach of ultra-fast broadband into rural areas beyond the 75% coverage area.

Telecom has also argued, and will continue to argue, that the move to a world of ubiquitous fast fibre also requires an equally far-reaching change in the regulatory environment, which was designed for a largely copper-based world.

We will continue to push this issue vigorously, as it has major implications for encouraging further commercial investment in New Zealand. The quality of New Zealand's regulatory framework will continue to be assessed by institutional investors before choosing whether to place their capital here, and the decisions they make affect us all.

Decisions

Telecom's strategy addresses the hard decisions needed to secure the long-term health of our company, such as assessing core and non-core assets.

In recent weeks Telecom entered into a conditional agreement for the sale of AAPT's consumer division to iiNet for A$60 million, and to sell its 18.2% stake in iiNet to institutional and sophisticated investors for approximately A$70m. We believe these transactions leave AAPT with a well positioned wholesale and commercial business.

Following a strategic review of Telecom's international wholesale business, we have separated it into its voice and data components. We are now considering strategic options for the voice component of this business. Options being considered include divestment, retention or partnership.

Thank you for your ongoing support of Telecom through challenging, and changing, times. The coming year promises at least as much change, and we will work hard to keep you informed of, and connected with this process.

Paul Reynolds
Chief Executive Officer

Board of directors

The directors of Telecom (including the CEO) are as follows:

   

Wayne Boyd

LLB (Hons)
CHAIRMAN
Independent

Term of office

Appointed director
1 July 2004 and appointed
chairman effective 1 July 2006,
last re-elected 2009
Annual Meeting.

Board committees

Chair of the Nominations
and Corporate Governance
Committee; member of the
Audit and Risk Management
Committee; member of
the Human Resources and
Compensation Committee.

Wayne has a significant
background in law and merchant
banking. He is the current
chairman of Freightways Limited,
Meridian Energy Limited and
Vulcan Steel Limited, and
former chairman of Auckland
International Airport Limited
and the South Island Interim
Development Group, which was
charged with the establishment
of Meridian Energy Limited.

Wayne has a keen interest in
the community and has been
involved in organisations as a
director of Sports and Recreation
New Zealand and chairman of
both New Zealand Blood Service
Limited and the New Zealand
Hockey Federation.

Murray Horn

PhD (Harvard University); MCom
(First Class Hons); BCom
NON-EXECUTIVE DIRECTOR
Independent

Term of office

Appointed director 1 July 2007,
and elected at the 2007
Annual Meeting.

Board committees

Chair of the Audit and
Risk Management Committee;
member of the Nominations
and Corporate Governance
Committee.

Murray chairs the Government's
National Health Board and its
Capital Investment Committee.
Murray previously held a number
of senior executive roles with
ANZ Banking Group, including
leading the group's New Zealand
operations. He was secretary
to the New Zealand Treasury
and has served on a number
of boards, including the New
Zealand Tourism Board. He has
represented New Zealand at the
OECD, as a governor at the
World Bank and as an alternate
director at the International
Monetary Fund.

Murray received his doctorate
from Harvard University in 1989
and has been awarded a number
of academic honours in
both New Zealand and the
United States.

Rod McGeoch

AM; LLB
NON-EXECUTIVE DIRECTOR
Independent

Term of office

Appointed director 11 April
2001, last re-elected 2008 Annual
Meeting. On 10 August 2010 it
was announced that Rod would
be retiring as a director following
the 2010 Annual Meeting.

Board committees

Chair of the Human Resources
and Compensation Committee;
member of the Audit and Risk
Management Committee.

Rod is chairman of SKYCITY
Entertainment Group Limited,
Vantage Private Equity Growth
Limited, Maxwood Pty Limited,
McGeoch Holdings Pty Limited
and Flyingfox Pty Limited and a
director of Ramsay Health Care
Limited, BGP Holdings Plc Malta
and BGP Investments S.A.R.L. He
is co-chair of the Australia New
Zealand Leadership Forum, a
member of the NSW Board of
Advice of Aon Risk Services and
the Salvation Army's Territorial
Headquarters and Sydney
Advisory Board, and a trustee of
the Sydney Cricket and Sports
Ground Trust.

Prior to becoming a professional
director, Rod worked in the legal
profession and was chairman
of the board of law firm Corrs
Chambers Westgarth. He is a
past President of the Law Society
of New South Wales. Rod is a
Member of the Order of Australia;
this award was made to him in
recognition of his invaluable
services to the legal profession
and the community.

Paul Reynolds

PhD; BA (First Class Hons)
EXECUTIVE DIRECTOR
Not Independent

Term of office

Appointed chief executive
officer 27 September 2007
and managing director
4 October 2007.

Board committees

Member of the Human Resources
and Compensation Committee.

See page 10 for information on
Paul Reynolds.

BOARD OF DIRECTORS CONTINUED

   

Kevin Roberts
NON-EXECUTIVE DIRECTOR
Not Independent

Term of office

Appointed director 28 August 2008, and elected at the 2008 Annual Meeting.

Board committees

Member of the Nominations and Corporate Governance Committee.

Kevin has extensive international experience in brand, marketing and customer satisfaction and is CEO for Saatchi & Saatchi Worldwide. He is an Honorary Professor in the Faculty of Business and Economics at the University of Auckland and an honorary professor of creative leadership at Lancaster University. He is a private sector ambassador to the New Zealand/United States Council and in 2006 was appointed chairman of the USA Rugby Board. Previously Kevin held senior management and marketing positions with Procter & Gamble, Pepsi-Cola and Lion Nathan. He has undertaken pro-bono work for the Antarctic Heritage Trust, co-founded New Zealand Edge and served on the New Zealand Rugby Football Union Board. Kevin is also a trustee of the Turn Your Life Around Trust. He has been awarded honorary doctorates by the University of Waikato, the International University of Geneva, Peruvian University of Applied Sciences in Lima and Lancaster University.

Sachio Semmoto
PhD
NON-EXECUTIVE DIRECTOR
Independent

Term of office

Appointed director 24 March 2009, and elected at the 2009 Annual Meeting.

Sachio is an entrepreneur in the telecommunications industry, having spent 30 years in senior management positions in companies including Nippon Telephone & Telegraph (NTT), Kyocera and DDI Corporation (now KDDI), which he co-founded as an executive vice-president in 1984. Sachio also founded leading broadband IP operator eAccess Limited and is currently chairman and representative director of the fifth company he founded, EMOBILE Limited. He has a long history of academic involvement at a number of universities, including Harvard, Stanford, Berkeley and Cambridge, and was a Professor at Keio University teaching entrepreneurial management and information technology. Sachio is a co-founder and trustee of the Japan Academic Society for Ventures and Entrepreneurs, JSAVE, and a director and trustee of Thomson Reuters Founders Share Company, board member of the University of Florida Foundation, member of the Network of Global Agenda Councils, World Economic Forum and a foreign member of the Royal Swedish Academy of Engineering Science.

Sue Sheldon
CNZM; BCom; FCA
NON-EXECUTIVE DIRECTOR
Independent

Term of office

Appointed director 21 June 2010.

Board committees

Member of the Audit and Risk Management Committee; member of the Human Resources and Compensation Committee.

Sue is a professional company director. She is a director of Contact Energy Limited, Freightways Limited, Smiths City Group Limited, Paymark Limited, Wool Grower Holdings Limited and the Reserve Bank of New Zealand.

Prior to moving into the professional director role, Sue practised as a Chartered Accountant. She is a former president of the New Zealand Institute of Chartered Accountants and was made a Companion of the New Zealand Order of Merit for services to business.

Sue has previously held directorships in Meridian Energy Limited, Ngai Tahu Holdings Limited, Christchurch International Airport Limited and Asure New Zealand Limited, and is the former chair of the National Provident Fund. She has extensive experience as both chair and member of audit and risk committees. For some years Sue has been involved with the governance of Girl Guiding New Zealand, the leadership organisation for girls and young women.

Ron Spithill
BSc Technology; Graduate Harvard Executive Program; FTSE
NON-EXECUTIVE DIRECTOR
Independent

Term of office

Appointed director 2 November 2006, last re-elected 2007 Annual Meeting.

Board committees

Ron is the Telecom board representative on the Independent Oversight Group.

Ron is a director of the Glaucoma Council of Australia and Good Beginnings Australia, and has been appointed as an Expert Panel Adviser for the Singapore Government.

Ron has an extensive background in the telecommunications industry. He was previously president of Alcatel Asia-Pacific, responsible for operations in 16 countries and employing 10,000 people, executive vice-president and chief marketing officer of the Paris-based Alcatel Group and vice-chairman of Alcatel Shanghai Bell. He has been chief executive officer and chairman of Alcatel Australia and chairman or director of eight other Alcatel group companies in Asia. Ron has been an adviser to a number of governments, including those of Malaysia and China. He is a former president of the Telecommunications Industry Association of Australia. He was made a Distinguished Fellow of the Telecommunications Society of Australia in 2003 and a Fellow of the Australian Academy of Technological Sciences and Engineering in 2007.

Executive team

Members of the Executive team are as follows:



Paul Reynolds
CEO

Responsibilities

Paul Reynolds was appointed CEO on 27 September 2007. He has led one of the biggest change programmes in Telecom's history, including the operational separation of its main businesses and positioning itself to participate in the Government's ultra-fast broadband (UFB) initiative.

Background

Paul's passion for customers underpins his approach to help Telecom become the most customer-focused business in New Zealand. He has held senior executive roles in the telecommunications industry for over 20 years. Before joining Telecom, he was CEO of BT Wholesale, one of Europe's largest and most successful telecommunications wholesale businesses, with annual revenues at the time of £8 billion and 13,000 employees. Paul played a central role in BT's transformation and held executive responsibility for its technology and operations.

Paul has also served as a director on a number of boards including BT and xConnect Networks in London and eAccess in Japan.

He received the 'Global Icon' award from the Telecommunications Industry Association of America in 2006. In 2008 Global Telecoms Business magazine awarded him its Editor's award for personal contributions to telecommunications.



Paul Broad
CEO, AAPT

Responsibilities

Paul was appointed CEO, AAPT in May 2007, where he is responsible for delivering telecommunications services to wholesale, corporate, medium and small business customers across Australia.

Background

Prior to his current role, Paul was one of the founding board members and the managing director of PowerTel. Paul has spent many years as managing director of some of Australia's largest energy and water companies, including Sydney Water and he moved to PowerTel from EnergyAustralia which he managed from 1997 to 1999.

Paul led the transformation of EnergyAustralia from a public, government utility to a competitive national retailer of gas and electricity in all national markets.

Paul is currently chairman of the board of the Hunter Development Corporation, a non-executive director of KUTh Energy and iiNet Limited and a director of Community Telco Australia Pty Limited.



Tristan Gilbertson
Group General Counsel

Responsibilities

Tristan was appointed group general counsel in July 2008. He leads Telecom's group legal and corporate services team and is responsible for legal services, internal audit, risk management, compliance, corporate governance, public policy and regulatory affairs. He also oversees the Independent Oversight Group Support Office.

Background

Tristan is a highly experienced corporate and commercial lawyer with extensive international experience in telecommunications law and regulation. He commenced his career as the Wellington High Court judges' clerk, before going on to practice law with several leading international law firms, including Bell Gully (New Zealand), Clifford Chance (UK), Mallesons Stephen Jacques (Australia) and Gilbert & Tobin (Australia). He then joined Vodafone Group Plc, where he held a number of senior leadership positions, including legal and regulatory director – Asia-Pacific Region and governance director – Europe Region, before joining Telecom in 2008.



Alan Gourdie
CEO, Retail

Responsibilities

Alan joined Telecom in August 2008 as CEO of Telecom Retail. He is responsible for driving Telecom's commitment to improving the experience of Telecom consumer and SME customers and has executive responsibility for Telecom's brand.

Background

After starting his career as a research and development chemist at Reckitt and Colman, Alan moved into brand management and started a long and successful marketing career.

He took on a senior marketing role at DB Group, eventually becoming the general manager marketing for the brewing business. This led him to a number of roles offshore, including a stint as global marketing manager for Heineken in Amsterdam and for Asia Pacific Breweries, leading the operations in Singapore. Immediately prior to joining Telecom, Alan was in London as managing director of Asia-Pacific Breweries' UK and European operations.

EXECUTIVE TEAM CONTINUED



Russ Houlden
Chief Financial Officer

Responsibilities

Russ joined Telecom in April 2008 as chief financial officer and leads Telecom's finance teams. On 18 May 2010 Russ announced his resignation from Telecom, effective 30 September 2010.

Background

Russ has spent his career focusing mainly on finance and transformational change. Immediately prior to joining Telecom, Russ spent six years in the legal industry as finance director for commercial law firm Lovells. Before that he worked for BT as finance director of BT Wholesale and BT Networks & IS (based in London) and for ICI as finance director for ICI Polyurethanes (based in Brussels) and ICI Japan (based in Tokyo).

Born and educated in the UK, Russ has a BSc (First Class Hons) in Management Sciences from the University of Warwick and is a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers. He is also a non-executive director of Warwick Business School.



David Havercroft
Group Chief Technology Officer

Responsibilities

David joined Telecom in October 2009 and was promoted to the Telecom Executive team in April 2010 as group chief technology officer. He is responsible for Telecom's entire network and IT operations throughout New Zealand, ensuring its information technology, infrastructure and architecture are aligned with the Group's business objectives. He oversees the core technology teams, in addition to the shared business operations, which support Telecom in accounts payable, provisioning, credit and billing, employee services, corporate property and information management.

Background

UK-born, David has more than 25 years' experience in the telecommunications industry in Europe and Asia-Pacific, with previous executive roles in business and technology functions in major telecommunications operations and in professional services and technology organisations. David has designed and led major change programmes focused on revenue growth, cost efficiency, network rollouts and ongoing management of insourced and outsourced operations.



Wayne Peat
Group Human Resources Director

Responsibilities

Wayne joined Telecom in May 2009 as group human resources director. Wayne is responsible for the human resources function, which oversees and develops strategies and policies to ensure that Telecom people can effectively contribute to achieving the company's goals.

Background

Prior to joining Telecom, Wayne was based in Singapore and has more than 25 years' experience in consulting and senior management in New Zealand, Australia, Asia and the UK. His most recent role was vice-president and partner for IBM's Human Capital Management Practice, with responsibility for the development and delivery of effective human resources solutions for clients across 130 countries, in six key growth markets, leading a team of around 300 consultants. Prior to his roles at IBM, Wayne led and developed the Human Capital Practice for Mercer HR Consulting in both New Zealand and Singapore.



Chris Quin
CEO, Gen-i

Responsibilities

Chris was promoted to the Telecom Executive team in April 2008 as CEO of Gen-i Australasia, where he is responsible for delivering converged technology and telecommunications solutions to large and medium business customers across New Zealand and Australia.

Background

Chris was general manager of Gen-i's New Zealand operations for four years before becoming CEO, Gen-i. Prior to that he held roles in the Telecom Group in finance, sales and management of service delivery. Before joining Telecom in 1991, Chris was chief financial officer for Mitel and a financial accountant at Orica (formerly ICI). Chris has a BCA from Victoria University of Wellington.

Chris' career has been focused on the business and corporate markets. His active participation in the ICT industry includes board positions with the NZ ICT Group, ICE HOUSE business incubator and New Centre for Social Innovation.

In July 2010, Chris was awarded an Emerging Leadership Award at the 2010 Sir Peter Blake Leadership Awards for his leadership achievements and contributions to New Zealand.



Mark Ratcliffe
CEO, Chorus and Executive Lead, Telecom's UFB Programme

Responsibilities

In March 2008 Mark became CEO of Chorus, Telecom's operationally separate business unit that manages the telecommunications infrastructure and gives service providers equal access to the local network. In May 2010 Mark was seconded to lead a team focused on Telecom's participation in the Government's UFB initiative.

Background

Mark has worked for Telecom for the past 19 years, commencing originally in the finance department before moving into various marketing, product development, product management and IT roles. Mark was promoted to the Telecom Executive team in 1999.

Mark fully supports delivering a competitive wholesale market for Telecom's products and services. It was this belief that led him to volunteer to lead the negotiations with the Government around operational separation and to take on the role of leading Chorus and subsequently to lead the Telecom UFB project team in its discussions with the Government on its UFB initiative.



Rod Snodgrass
Group Strategy Director

Responsibilities

Promoted to the Executive team in January 2008 as group strategy director, Rod drives the development of Telecom's Group strategy with the aim of optimising Telecom's portfolio of businesses and initiatives, including Group corporate development and strategic partnering, and helping to coordinate Telecom's transformation and growth agendas.

Background

Rod joined Telecom in 1998 after seven years in various strategy, business development and commercial roles in the oil and gas exploration and production industry. Rod has held a number of general management roles within Telecom, including general manager of the New Zealand Wired Division and general manager of Xtra, Telecom's online division, and before that a number of financial, commercial and business development roles.

Rod has a BCA from Victoria University of Wellington and is also a qualified Chartered Accountant. Rod is a director of Yahoo!Xtra New Zealand Limited and Hutchison Telecommunications (Australia) Limited. He is also a trustee of the Springboard Trust, a not-for-profit social venture organisation.



Tina Symmans
Corporate Relations Director

Responsibilities

Tina joined Telecom in June 2008 as corporate relations director. She leads the corporate relations team that manages Telecom's media relations, group internal communications, and government and community relations.

Background

Tina has extensive experience in marketing, corporate relations and strategic communications and has held a variety of senior roles with leading New Zealand companies in the capital markets, banking, ports, transport, energy and agriculture sectors. Tina also founded and managed a successful strategic communications and government relations consultancy and has been providing independent advice to large New Zealand businesses for many years. She is currently a director of Turners & Growers Limited.

PERSONS IN ACTING ROLES

Brian Hall, Chorus' finance director is acting CEO, Chorus while Mark Ratcliffe is on secondment to Telecom's UFB project team.

Nick Clarke, general manager, wholesale marketing is acting CEO for Telecom Wholesale while a new CEO is being recruited.

EXECUTIVES WHO RETIRED DURING THE 2010 FINANCIAL YEAR

Matt Crockett
CEO, Wholesale & International (resigned from Telecom effective 30 June 2010)

Frank Mount
Chief Transformation Officer (resigned from Telecom effective 23 February 2010)

Business operations

History and development

Telecom Corporation of New Zealand Limited was established on 24 February 1987 as a company with limited liability. It is now incorporated under the Companies Act 1993, and is domiciled in New Zealand.

Telecom is the largest telecommunications service provider in New Zealand (by revenue), offering a comprehensive range of products and services to consumer and business customers. In 2001, Telecom acquired AAPT in Australia to expand further into the Australian telecommunications market.

In 2004, Telecom acquired IT service companies Gen-i and Computerland to extend its IT services capabilities. Gen-i and Computerland were integrated into Telecom in late 2005 and now jointly comprise a business division offering information, communication and technology (ICT) services under the Gen-i brand in both New Zealand and Australia.

In 2007, Telecom sold its directories business, Yellow Pages Group and acquired PowerTel, an Australian fixed network infrastructure provider focused on the business and wholesale markets, which has been integrated into AAPT.

In 2008, Telecom implemented the operational separation of its business units, in accordance with undertakings finalised following the 2006 amendments to the Telecommunications Act 2001 (the Undertakings).

On 30 July 2010, Telecom announced the sale of AAPT's consumer division to a competitor, iiNet. Completion of the sale is subject to regulatory and iiNet shareholder approvals.

Telecom's underlying product offerings are founded upon the provision to customers of connectivity for local access, calling, broadband and data services on both Telecom's PSTN fixed line network, as well as Telecom's mobile networks. These are supported by other offerings, including the provision of converged ICT solutions by Telecom's Gen-i operations.

The New Zealand Government holds a single preference share in Telecom (Kiwi Share) that incorporates special rights and a deed defining certain minimum service obligations upon Telecom (see **Regulation**).

Telecom's significant subsidiary and associate companies as at 30 June 2010 are set out in note 28 of the financial statements.

Operating environment and competition

Telecom is a participant in the New Zealand and Australian communications and information technology industries. Broadly, the communications industry can be defined as fixed and mobile calling, messaging, and managed and unmanaged data services that are delivered across a variety of access, transportation and service management platforms. Owing to the changing nature of the underlying technologies, the communications industry is developing significant overlaps with other previously distinct industries, such as entertainment, IT services and information services, such as search, classifieds, online trading and display.

While New Zealand and Australia have similar demographic and overall communications industry trends, key differences exist in terms of industry structure, regulation and the number of competitors and customers. These differences can be attributed partly to the larger size of the Australian market and partly to the different approaches to regulation and privatisation in Australia and New Zealand.

New Zealand's telecommunications market continues to undergo major change. Following changes to the regulatory regime in 2006, Telecom has been required to invest in and implement two newly regulated services (local loop unbundling and sub-loop unbundling) and to meet its operational separation obligations (see **Regulation**). On 31 March 2009, the New Zealand Government also announced a proposal to invest NZ$1.5 billion in an ultra-fast broadband (UFB) fibre network, resulting in the creation of fibre to the premise (FTTP). The amount available for bidders is NZ$1.3 billion, as some of the funds are allocated specifically to schools and the funding of Crown Fibre Holdings. The outcome of these initiatives is currently uncertain but they are likely to impact Telecom's future performance, depending on whether Telecom is selected to work with the Government or whether the Government chooses alternative partners and competes against Telecom. While the deployment of fibre is expected to impact Telecom's future revenues, earnings and the long-term economics of Telecom's existing assets (such as the copper access and PSTN networks), the success of UFB is uncertain, given potential risks relating to end-user demand and the resulting prices that will arise. The extent of these impacts is currently unknown, as the Government's UFB initiative continues to take shape.

Competition in the mobile market continues to increase, with a third entrant and additional virtual network operators offering mobile services over existing mobile networks. In parallel, there continues to be aggressive retail price competition, with market participants offering bundles of fixed, mobile and data services in an effort to increase market share.

While the fundamental trends affecting the telecommunications industry in New Zealand are similar to those faced by incumbent telecommunication companies globally, Telecom's position is more unusual because the major technology and regulatory changes are happening simultaneously. Over the last three years Telecom has undertaken significant (greater than 20% of revenue) capital expenditure focusing on new technologies and infrastructure on transformation and regulatory programmes, as well as business sustaining requirements. Telecom is continuing to balance its execution of challenging multi-year regulatory and transformation programmes while at the same time investing for the long term. Telecom's transformation programmes over the last two years are presented in this report under **Our company – Networks and systems** and include: the new WCDMA mobile network build and launch; the FTTN deployment programme; future network transformation (FNT) to migrate customers from PSTN services onto an IP platform; and investing in Telecom's next generation telecommunications business model for Retail customers (Retail NGT).

The Australian market is challenging for different reasons. The Australian market is characterised by high fragmentation and the many partnerships between media companies, traditional fixed telecommunications providers and mobile players. The Australian Government has also announced a A$43 billion national broadband network initiative. These initiatives are expected to provide further opportunities for data and internet offerings to AAPT through its core IP/MPLS network and associated fibre access assets (see **Australian regulatory environment**).

The fundamental telecommunications trends are changing the economics of the telecommunications businesses, although significant differences are arising between the perspective and economics of large integrated players, such as incumbent telecommunications providers, alternative telecommunications companies such as MVNOs and ISPs, and other niche players. As Telecom transforms its infrastructure, it will be in a position to offer its customers new products and services as customers demand a wide variety of converged information, entertainment, communication and other ICT products and services.

Telecom's revised strategy is to deliver a turnaround in its cash flow and EBITDA, as well as positioning the business for a UFB world. The cash flow turnaround was delivered in 2010 and the EBITDA declines in 2008 and 2009 were arrested in 2010. Subject to the outcomes of the Government's UFB initiative, EBITDA growth is aimed to be achieved through cost-reduction measures and simplification of Telecom's business, while retaining value and identifying opportunities for targeted growth in certain areas. The positioning for a UFB world incorporates Telecom's continued open and positive engagement with the Government on its UFB initiative, as well as re-shaping Telecom's existing business, which could include structurally separating Telecom's New Zealand operations into

two separate companies, one focusing on the supply of the telecommunications access network in New Zealand and the other focusing on retailing operations (structural separation). The form of this structural separation is currently being assessed but may include a court-approved scheme of arrangement in New Zealand, which has the effect of a demerger (where available) in certain other jurisdictions that have a high proportion of Telecom shareholders. Significant changes will also be needed to Telecom's Operational Separation Undertakings in light of the Government's UFB initiatives.

Telecom's principal competitors in New Zealand and Australia are affiliates of large multinational corporations with substantial resources, including Telstra Clear, Vodafone, SingTel Optus and, increasingly, large IT service companies, such as HP and IBM. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities, as well as additional competitors entering the market, such as the New Zealand-based mobile entrant, 2degrees, which launched during 2009. Smaller competitors in the communications sector are also actively marketing alternative access technologies to consumer and business customers. The increased competition means that further declines in prices for many products and services can be expected.

Industry trends

The global telecommunications industry continues to evolve with the release of new technologies, convergence with other industries and increased regulation. This evolution has the potential to fundamentally alter the manner in which communications, entertainment and IT services are delivered in the future – creating both risks and opportunities to existing business models in the telecommunications sector. In New Zealand, these risks and opportunities are heightened by ongoing and significant regulatory interventions as well as the Government's UFB initiative.

These trends can be summarised as follows:

Continued industry regulation and Government fibre investment

Globally, particularly in mature markets, governments and regulators are attempting to encourage investment in fibre network infrastructure through various mechanisms. In New Zealand, the Government's initiative is to increase broadband speeds through a vision of delivering FTTP to 75% of the population by 2019, with priority users reached by 2015. The Government is proposing to invest NZ$1.35 billion in FTTP and Telecom is participating in this UFB proposal process. On 2 August 2010, Telecom submitted a non-binding refined proposal which it believes aligns the interests and incentives of Telecom, its shareholders, the Government and New Zealanders. The proposal is predicated on the structural separation of Telecom through a demerger into two companies This demerger would give rise to Chorus as a new and entirely stand alone company, which would deliver UFB, and consist of the existing Chorus business and parts of the existing Telecom Wholesale business. This would significantly transform the telecommunications sector in New Zealand (see **Regulation – The Ultra-Fast Broadband initiative** and **Our Company – Operating environment and competition**).

Telecom believes the New Zealand telecommunications market is one of the most heavily regulated telecommunications markets in the world. Telecom is currently delivering operational separation undertakings designed for a copper-based world with increasing levels of cost, congestion, complexity and customer risk. Telecom considers that, for the successful transition from copper to fibre access, there will need to be significant regulatory simplification and a regulatory model to support a fibre future.

In 2010, the Government announced regulatory changes relating to the existing Telecommunication Service Obligation (TSO) framework, where Telecom currently receives TSO contributions from the industry. With effect from 1 July 2010, Telecom will no longer receive TSO contributions but will be required to pay a Telecom Development Levy (TDL) instead (see **Regulation – Issues managed by the Government**). This will adversely impact Telecom's earnings by up to NZ$56 million when comparing 2010 to 2011.

New Zealand regulatory scrutiny of mobile has also increased significantly over the last year. In August 2010, the Communications and Information Technology Minister (the Minister) accepted recommendations from the New Zealand Commerce Commission (the Commission) to regulate mobile termination rates, which is likely to lower current mobile termination rates in the New Zealand market.

The New Zealand Ministry of Economic Development (MED), in conjunction with the Department of Broadband, Communications and the Digital Economy (DBCDE) in Australia, has issued a discussion document on the regulation of trans-Tasman mobile roaming. This document sets out concerns with the retail prices of international mobile roaming, although it notes that the services and service quality are good. The New Zealand Government's analysis is at an early stage, with the document asking for public submissions. If the MED were to conclude that intervention in the market(s) was justified, this could have a negative impact on Telecom's international mobile roaming revenues.

Significant broadband investment

End-users of broadband are demanding increasing bandwidth as the consumption of rich media content and applications continues to grow. Telecom's nationwide FTTN rollout is on track – as at 30 June 2010, Chorus had deployed 1,995 fibre cabinets enabling more than one million New Zealand homes to reach high-speed broadband (of at least 10Mbps). Telecom also introduced Evolved High-Speed Packet Access (HSPA+) on its WCDMA mobile network in November 2009, which delivers average network speeds of up to 4Mbps downlink to customers. Telecom's invested NZ$152 million in FTTN in 2010 in addition to NZ$126 million in 2009.

Investment in high quality fixed and mobile broadband networks is increasing broadband ubiquity. Usage has increased significantly with the proliferation of applications and services that demand high-speed connectivity and management

systems. This is driving the continued separation of the connectivity, device and application layers in the IP world, particularly in the wireless space. Internationally this is causing industry trends of increased demand but an unwillingness on the part of consumers to pay for the increased cost of faster connectivity.

Wireless growth

There are two key trends in wireless communications, the first being an increase in demand for mobile at the expense of fixed line usage (fixed to mobile substitution). The volume of mobile voice minutes continues to grow but this growth typically comes at the expense of minutes on the fixed network. This creates a challenge for the full service telecommunications provider in managing fixed to mobile substitution. The second trend is the rapid growth of mobile data, where, as a result of improved networks, devices and applications, the demand for mobile broadband connectivity is growing rapidly. Telecom has invested for growth in this market and launched its WCDMA mobile network in 2009.

Growth in 'over-the-top' providers

Aggressive 'over-the-top' providers and device participants in the industry continue to achieve high growth as user preference for internet applications drives value away from pure internet access to the content, applications and devices end-users desire. Examples of these include Google, YouTube, Facebook and Apple. These 'over-the-top' providers use 'best efforts' fixed or mobile internet connectivity as the underlying delivery platform for services and applications to end-users, independently of any network owner involvement. This reduces the ability of network owners to profit from content delivered over differentiated broadband connectivity services.

In response to these trends, Telecom continues to pursue an approach that will allow content and application providers access to its network capabilities by partnering with such providers when it is financially optimal to do so. For example, Telecom commenced partnering with Facebook and the New Zealand agents for TiVo in 2010. Telecom has a supply agreement with Yahoo! to provide premium content and applications to its broadband and dial-up customer base. Telecom also has a joint venture with Yahoo! in the online advertising market (Yahoo!Xtra) and is building on a strategy to drive uptake and usage and, importantly, to gain revenues from new service offerings.

Industry and sub-sector outlook

The following reflects management's current expectations about each industry sub-sector in New Zealand. Telecommunications is a dynamic industry and a number of scenarios are dependent on technical, regulatory and competitive assumptions that are beyond Telecom's control.

Communications services

Communications services encompass fixed line access and calling, broadband and internet dial-up, managed data services for enterprise customers, and mobile (voice, data and mobile broadband). In the short term, both regulatory uncertainty and aggressive retail price competition are expected to remain features of the communications services landscape in New Zealand.

This results in the overall communications market in New Zealand (by revenue) shrinking. Between 2009 and 2013, IDC forecast the New Zealand telecommunications market to decline by 0.6%, year-on-year, as high margin legacy services (such as PSTN voice) are substituted by lower margin mobile offerings.

IT services

The IT services sector includes managed IT services, IT outsourcing, procurement of hardware and software, professional services procurement (eg, hardware and software), operations (eg, maintenance and support), professional services (eg, applications support and integration) and now cloud computing services. Cloud services (or cloud computing) refers to the delivery of IT services via a telecommunications network (public or private) and is an alternative to the method of consuming IT services via a dedicated in-house or hosted infrastructure. Telecom believes growth in the IT services sector is likely to be stronger than growth in the communications sector in New Zealand. Telecom expects that cloud computing services will form a significant proportion of the growth in the IT services sector as customers seek to manage their total cost of ownership more effectively. Price pressure is also expected to be a feature of this market.

Information and media services

Telecom continues to believe industry profit pools are likely to shift from offline (eg, print directories and print classifieds) to online (eg, online search engines and directories, online trading platforms and classifieds) and from content provision (eg, print directories) to content distribution and management. To this end, Telecom entered a joint venture with Yahoo! in 2007 to address the New Zealand online advertising market.

Entertainment services

Entertainment services include services such as ringtones, gaming (on consoles, PCs, handheld game systems and mobile devices), music (traditional and online) and TV (both traditional and IPTV). Telecom expects growth in entertainment revenues to continue to fragment in response to the increasing array of entertainment platforms, with customer viewing trending in favour of online media and internet-centric formats such as YouTube. Advertising spend has historically followed consumer usage and it is therefore expected to move in the same direction. The distribution of entertainment content online is expected to drive significant increases in data traffic, both fixed and mobile.

Strategy

In 2008, Telecom set a clear mission to become number one in broadband, mobile and ICT in New Zealand. Telecom's vision is to achieve this by putting customers at the heart of its business and, in doing so, become New Zealand's most preferred company. As at 30 June 2010, Telecom had the largest retail broadband customer base in New Zealand and, in August 2009, Gen-i was ranked the most recognised brand in IT services (according to IDC). Telecom is currently the second largest mobile provider in New Zealand.

Although Telecom has retained its customer focus, it has recently refreshed its strategy in light of more challenging operating conditions, to a particular focus on delivering a turnaround in its EBITDA performance in the near term and positioning the business for a UFB world.

Deliver turnaround in EBITDA

Increased competition in Telecom's market, coupled with substantial regulatory obligations, has resulted in Telecom's 2011 focus being on cost reduction, value retention, business simplification and targeted growth.

Telecom plans to drive the turnaround in earnings before interest, tax expense, depreciation and amortisation (EBITDA) through the following:

Reducing operational costs by:

- Rationalising sales and marketing costs
- Optimising procurement processes and reducing spending
- Rationalising group-wide discretionary spend.

Retaining value by:

- Continuing successful mobile migration of high value CDMA network customers to the new WCDMA network
- Building on additional mass market bundled offers
- Delivering sales and service excellence within high margin product lines to maximise retention and cross selling opportunities.

Simplifying the business by:

- Restructuring customer-facing business units to deliver services through a more streamlined functional organisation
- Removing duplicate activities in support functions
- Simplifying IT operations by improving key IT processes.

Targeted growth by:

- Capturing mobile market share and revenue growth opportunities
- Rollout of next generation broadband technologies
- Creating a platform for cloud computing services in the corporate and enterprise customer markets
- IT services growth in New Zealand and Australia.

Position the business for UFB world

The Government's UFB initiative has a wide range of possible outcomes. Telecom's participation will require aligning the incentives of Telecom, its shareholders, the Government and New Zealanders. Telecom is being open, flexible and is considering all avenues in detail as it participates in the initial partner selection stages of the UFB initiative. Telecom already has an extensive FTTN network and the largest customer base in New Zealand. For the Government's initiative to be successful, Telecom considers that the Government would need to partner with a strong fixed line provider that can bring significant traffic onto the new fibre network, in light of increased mobile competition and the ability of existing copper networks to compete against new fibre infrastructures. Furthermore, far-reaching regulatory simplification would be required (see **Regulation**).

In order to position itself to participate in the Government's UFB initiative, Telecom is considering structural separation (see **Our Company – Operating environment and competition**). Significant changes will be needed to Telecom's Undertakings in light of the Government's UFB initiative (see **Regulation – Variations to Undertakings -UFB**). These Undertakings were put in place in the context of a 'copper world' and should therefore be updated for a 'fibre world'. Over time, Telecom expects fibre optic cables will replace the traditional copper wires, which will allow for the delivery of faster broadband speeds than those currently available.

If Telecom is not successful in its bid to participate in the Government's UFB initiative, it would need to compete with the Government's UFB investment. While fibre does offer faster broadband speeds, international experience has shown copper to still be a viable technology (eg, through the utilisation of FTTN, VDSL, and bonding of multiple copper wires) to compete with fibre over the medium to long term when coupled with a strong subscriber base. VDSL is a very high rate digital subscriber line and delivers higher data rates than other DSL technologies. The logistics of fibre deployment and the current lack of mass market applications requiring speeds greater than that of VDSL (or future copper based technologies) may impact the demand and consequent update of fibre services. It would need to set prices for its legacy copper services if customers' perception is of lower value relative to fibre, and this could accelerate access network revenue declines. Telecom's strategy on FTTN and utilisation of future copper-based broadband technologies will be determined once the Government's UFB partner selection process has concluded (see **Regulation** and **Group Risk Factors** relating to UFB).

Organisational structure

Telecom implemented the operational separation of its business units in 2008 and currently has five customer-facing segments, supported by a technology and shared services unit and a corporate centre, as shown in the following diagram.



Chorus is the operationally separate business unit managing Telecom's local access network in New Zealand. Chorus is responsible for network access through local loop unbundling, sub-loop unbundling and co-location, Telecom's FTTN programme and the general field services and maintenance activities for Telecom's networks.

Wholesale & International consists of two separate market-facing divisions. Telecom Wholesale is the operationally separate business unit that delivers wholesale products to service providers throughout New Zealand. Telecom International provides international services. Wholesale & International provides a range of regulated and commercial products covering broadband, business data, voice and interconnection to wholesale customers to enable them to build their own networks and/or provide telecommunications services for their end-users. Following a strategic review in 2010, the voice and data components of the international business have been separated with effect from 1 July 2010, and Telecom is now considering strategic options for the voice component, which earns EBITDA of approximately NZ$20 million per annum. Options available for the international voice business include divestment, retention or partnership.

Telecom Retail is responsible for providing mass market products, services and support to the New Zealand residential and small and medium-sized enterprises (SME) market segments. As a full service provider, Telecom Retail's services include fixed line calling and access products (broadband, dial-up and online offerings), mobile voice, SMS, content and data services.

Gen-i is responsible for providing innovative ICT solutions to large corporate and government customers across New Zealand and Australia. Gen-i offers a full range of converged technology and telecommunications solutions tailored to the specific industry and commercial needs of each client and is investing in changes needed to deliver future hosted services and integrated solutions for its clients.

AAPT provides a range of voice, data, internet and mobile telecommunication solutions to Australian consumer (pending the sale in 2011), business and wholesale customers. AAPT provides coverage to around 85% of Australian businesses in metropolitan areas along the east coast of Australia and was the first Australian carrier to deliver mid-band Ethernet at speeds up to 45Mbps over existing copper lines. In late July 2010 Telecom announced the sale of its investments in Macquarie Telecom and iiNet for A$80 million and the sale to iiNet of the AAPT Consumer business for A$60 million, subject to regulatory and iiNet shareholder approvals.

Technology & Shared Services maintains and develops Telecom's New Zealand IT and network operations, ensuring Telecom's transmission systems, network platforms and IT support systems and processes are aligned with Telecom's business objectives to deliver increasing effectiveness and investment efficiency across shared platforms and processes.

Telecom's corporate centre provides finance, communications, strategy, human resources, legal, regulatory and audit and risk management functions.

Telecom's existing organisational structure is subject to the outcomes of the Government's UFB initiative and whether structural separation occurs.

Chorus

Chorus is New Zealand's largest telecommunications utility business and operates Telecom's local access network. This network is made up of local telephone exchanges and copper and fibre cables, which connect approximately 1.8 million New Zealand homes and businesses. A range of telecommunications providers use Chorus' network to deliver phone and internet services to New Zealanders.

Chorus, together with its three service company partners: Visionstream, Downer Engineering and Transfield Services, provides the network capability and expertise its customers depend on to build and maintain their communications businesses. In 2010 Chorus technicians visited over one million homes and businesses all over New Zealand to install, maintain or repair telecommunication services. Chorus has long-term agreements with its service companies to provide this capability and expertise.

The deployment of fibre optic technology is a key focus for Chorus, both in the context of next generation broadband and mobile network capability. The emphasis on fibre is present in Telecom's Undertakings, where Chorus reached the halfway mark in 2010 in its FTTN programme to enhance New Zealand's broadband network through the deployment of fibre optic cables and roadside cabinets around New Zealand. The deployment of fibre is also key to the Government's UFB initiative.

Products and services

Chorus' network

As at 30 June 2010 the local access network included 637 telephone exchanges, 11,377 cabinets, about 130,000km of copper cables and a steadily increasing amount of fibre optic cables for customer use. As at 30 June 2010 there was approximately 25,000 km of fibre in Telecom's nationwide network, including the local access network.

Chorus is continually upgrading and extending its network through ongoing maintenance and investment programmes. This work ranges from the installation of fibre directly to homes in new subdivisions, through to the deployment of Telecom's fibre backhaul network to additional regional centres across New Zealand.

Regulated services – unbundling

Chorus' primary offering is a portfolio of regulated services that lets network access seekers install their broadband equipment in local exchanges (UCLL co-location) or fibre-fed cabinets and connect their equipment directly to the copper cable between the exchange or fibre-fed cabinet and the end-users' premises (unbundled copper local loop or UCLL). This gives phone and internet service providers equal access to Telecom's local access network, enabling them to deliver phone and broadband services directly to their customers via their own equipment.

Another associated regulated service, UCLL backhaul, provides the connectivity from the local exchange to the access seeker's nearest available point of interconnect.

Chorus also offers a sub-loop extension service that enables customers to access the copper feeder cable connecting Chorus' fibre-fed cabinet with the local exchange. This means Chorus' customers may continue to offer exchange-based voice services in most areas where FTTN cabinets have been deployed.

Field force services

During 2010 Chorus introduced a range of commercial services to enable its customers to enhance their own market offerings. These services included Chorus' 'Enhanced Care Services' that allow customers to offer differentiated provisioning, and fault restoration levels to their end-users. Chorus also offers a portfolio of next generation home services, including technical support for the installation of residential gateways, VoIP handsets and home networking equipment. Chorus has also developed a Service Delivery Point to be installed in end-users' premises to facilitate the transition from conventional premises wiring to structured ethernet cabling, which is designed to be fibre capable and can be fitted to support residential gateway and certain network equipment in the event of a power cut. This is currently in trial.

FTTN

In May 2010 Chorus passed the halfway mark in its three-year programme to enable the delivery of broadband connections of at least 10Mbps to over 80% of New Zealand lines by December 2011. This is currently one of New Zealand's largest telecommunication projects, involving the deployment of approximately 2,500 route km of fibre optic cable and the installation of around 3,600 fibre-fed roadside cabinets to reduce the distance between a service provider's broadband equipment and the end-users' premises. FTTN offers Telecom an alternative solution to providing the necessary bandwidth required by today's voice, data and video services while taking advantage of existing infrastructure, whereas FTTP takes optical fibre all the way to the premises and offers the potential for greater bandwidth capabilities.

Telecom's FTTN programme must meet tight deployment schedules required by the Undertakings and the notice requirements in the UCLL standard terms determination. Chorus has met all enforceable milestones since the project began in March 2008 and, as at 30 June 2010, 1,995 FTTN cabinets had been installed, providing access to enhanced broadband connectivity to around 400,000 customers, and 1,700km of fibre optic cable had been deployed. Notwithstanding the uncertain outcomes for Telecom on the Government's UFB initiative, Chorus expects that approximately 750,000 customers will ultimately be connected to faster broadband cabinets by the end of December 2011.

When a new cabinet is in place, end-users are able to access a broadband network that has the capability to deliver at least 10Mbps to customers within the cabinet's coverage area. More than one million customers are now within reach of high-speed broadband as a result of Chorus' upgrade of broadband equipment in cabinets and exchanges.

As at 30 June 2010 more than 50% of FTTN lines are within 500m of the fibre-fed cabinet and 90% are within 1km. This means service providers can deploy VDSL2 broadband equipment, which can further increase broadband speeds for customers within an approximate 1km range of a FTTN cabinet.

Chorus has also trialled DSL bonding, where multiple copper wires can essentially be combined to deliver higher broadband speeds to customers.

FTTP

In September 2009 the Government released its UFB initiative, detailing its intention to connect 75% of New Zealanders to a FTTP broadband service over 10 years. The Government has since established Crown Fibre Holdings, whose role is to operate the contestable partner selection process and to manage the Government's investment in UFB (see **Regulation** and **Our company – position the business for a UFB world**). Telecom's proposals on UFB to Crown Fibre Holdings emphasise that Chorus is best placed to help achieve the Government's objective, given Chorus' existing infrastructure assets and experience.

Chorus' deployment of fibre to the home in new subdivisions, and new business premises, together with the deployment of fibre-fed roadside cabinets and mobile network backhaul

links, means that the amount of fibre in Telecom's national network continues to increase substantially each year. Fibre-based services are generally available from 600 fibre-fed exchanges throughout New Zealand, and more than 2,500 lots in new housing developments around New Zealand are now connected via fibre. Another 2,200 fibre-fed lots are committed with developers as at 30 June 2010 although lower demand in the construction industry arising from the downturn in the property market continues to affect forecasted build of new subdivisions.

The continued deployment of fibre provides flexibility to accommodate Gigabit-cable Passive Optical Network (GPON), which is a point-to-multipoint network architecture that uses optical splitters to enable a single fibre to serve multiple premises and can accommodate equipment belonging to multiple service providers.

In tandem with the Government's UFB initiative, the MED has been investigating measures that could complement the rollout of an ultra-fast broadband network. Chorus has participated in the submission process and advised the Government that it would consider sharing access to its underground ducts and telephone poles on sensible commercial terms, which reflect the cost of upgrades and maintenance.

Customers

As at 30 June 2010, 77 Telecom exchanges and more than 66,000 lines have been unbundled by seven different service providers, being Actrix, Airnet, CallPlus, Compass, Orcon, TelstraClear and Vodafone, who are Chorus' UCLL customers. TelstraClear became a Chorus UCLL customer in October 2009 when it began selling services from exchanges across the country as part of its standard retail offering. CallPlus, Compass and Orcon announced in May 2010 that they would be sharing unbundled exchanges with a view to potentially lowering their costs. All three companies have placed equipment in various exchanges across the country, which will be part of their sharing arrangement.

Operational separation means that Gen-i, Telecom Retail and Telecom Wholesale are also Chorus' customers. Telecom's business units are required to consume all of Chorus' regulated services on an equivalent basis to that of Chorus' external customers by 2011. Chorus already delivers co-location services on this basis and in December 2009 achieved a major Undertakings milestone with the establishment of IT channels to support provisioning and fault management on an equivalence basis. Telecom Wholesale has used these systems to consume UCLL services for naked unbundled bitstream access (UBA) (ie, UBA without a phone service) since 1 July 2010.

Chorus is also responsible for managing the maintenance of Telecom's mobile networks, as well as helping to acquire the additional sites required for network coverage expansion and the deployment of fibre connecting these sites.

Marketing channels

Although Chorus has not historically used traditional marketing channels to attract customers or new business, in 2010, Chorus embarked on an advertising campaign to raise awareness of the

Chorus brand and to underline the work it is doing to improve the network throughout New Zealand.

Chorus has a business development team responsible for communicating to customers on Chorus products and services. The Chorus field services team is also becoming an increasingly important channel for marketing the business as next generation home services are brought to market.

Network competition

The Commission's 2009 Telecommunications Market Monitoring Report estimated that Chorus had approximately 93% of the New Zealand fixed line access market. Network competition comes in the form of network providers that mainly operate at a regional level or within niche markets. TelstraClear is the most significant competitor, operating access networks in all major central business areas, as well as extensive residential networks in Christchurch and Wellington. Woosh Wireless, CallPlus and Airnet provide regionally based fixed wireless services.

Increased competition is also expected from New Zealand mobile network providers Vodafone and 2degrees, as they move into delivering broadband and home services via new mobile technologies. Chorus also faces competition in the fibre backhaul market from network operators, including TelstraClear and FX Networks. The Commission regularly assesses the level of competition on UCLL backhaul routes and regulates access to Chorus' fibre backhaul in areas where it determines that competition is limited (see **Regulation**).

Telecom understands that a range of regional electricity lines companies and local fibre network organisations submitted bids for the Government's UFB initiative under the umbrella of the New Zealand Regional Fibre Group (NZRFG). These organisations include Vector Communications (Auckland),

Citylink (Wellington) and Enable Networks (Christchurch), which offer both fibre access and local backhaul.

Despite this growing competition, Chorus' fibre construction capability has underpinned some significant contract wins by Telecom business units for fibre backhaul network construction during 2010.

Outlook

Chorus' strategic initiatives include:

- **Simplification and cost reduction** with simpler processes and automation to support Chorus' regulated product offerings;
- **Retaining value** by being competitive and understanding what Chorus' customers want and delivering against this; and
- **Targeting growth** by extending into non-regulated offerings, such as enhanced field services to make premises fibre-ready.

Chorus is also required to meet requirements in the Undertakings, including delivering full equivalence, which includes the completion of billing, inventory and workforce management building blocks for regulated services.

Chorus will also continue to support UCLL customers, including Telecom Wholesale, as more exchanges are unbundled and drive the enhancement of New Zealand's broadband network through the deployment of a further 1,196 roadside cabinets connected by a further 864km of fibre.

Chorus' outlook contains uncertainties relating to the outcome of the Government's UFB initiative and whether or not Telecom moves towards structural separation or alternatively has to compete against the Government's proposed fibre network.

Wholesale & International

Telecom Wholesale and Telecom International provide a range of regulated and commercial products to service providers throughout New Zealand and the world.

Telecom Wholesale

Telecom Wholesale provides wholesale network services to Telecom Retail, Gen-i and third party service providers in New Zealand.

Products and services

Telecom Wholesale's portfolio of voice, broadband, mobile, interconnection, managed data and backhaul products offers service providers the foundations to enable them to extend the reach of their own networks to be able to provide a wide range of telecommunications services to their end-users.

Voice

Telecom Wholesale provides a suite of voice products ranging from a basic PSTN connections to ISDN Primary Rate Access, which allows service providers to meet the networking requirements of large businesses. The number of fixed access

lines provided by Telecom Wholesale to service providers has increased over the last three years by 122%, from 168,000 as at 30 June 2007 to 374,000 as at 30 June 2010.

Mobile

In 2009, Telecom announced plans to wholesale the use of its WCDMA mobile network and, at 30 June 2010, three service providers (Digital Island, Telcoinabox and Zintel Cogent) had signed MVNO agreements to use Telecom's WCDMA mobile network to offer mobile services to their customers without the need to build their own physical network infrastructure.

Interconnection

The ability to connect networks is a key component of a competitive telecommunications market where end-users on one network have to be able to connect to other networks to deliver their services. Telecom Wholesale provides interconnection to service providers, including those that have high traffic volumes and that have (or who are prepared to add) network infrastructure. Interconnection services are governed by negotiated contracts between Telecom Wholesale and the service provider, and can include PSTN interconnection and local peering services. PSTN interconnection is a voice service that connects Telecom's networks, both fixed and mobile, to other service providers' networks allowing calls to be exchanged. Local peering allows service providers to interconnect with the Telecom network to enable the exchange of internet traffic within New Zealand between their end-users and Telecom broadband customers.

Telecom is participating in industry-wide discussions through the Telecommunications Carriers Forum (TCF) with the aim of developing an industry code for IP interconnection for voice services. The industry is considering a model for IP interconnection that would be suitable for all IP-based services.

Managed data

Telecom Wholesale provides a range of managed data access products that enable service providers to offer tailored data services to their business customers, either by extending the range of their network or reselling existing products.

Telecom Wholesale's HSNS Premium and HSNS Lite product offerings provide high-speed data access network services delivered over fibre and copper respectively, that enable customers to extend the reach of their network or build their own business grade private network products. In May 2010, Telecom Wholesale launched UPC Lite, which further extends the reach of the managed data portfolio. It is expected that by the end of the 2010 calendar year, HSNS Premium will be deployed across 86 major exchanges and over 1,769 cabinet-based ISAMs will be able to provide HSNS Lite services.

Telecom Wholesale also intends to launch a new end-to-end service, E-LINE, within the next year. The product is based on global carrier Ethernet standards and will deliver a fully managed point-to-point (Tier 1) service for service providers who prefer to resell a single wholesale service rather than buy component based services.

International data

Telecom Wholesale works with Gen-i and AAPT to offer carrier-grade data services around the world, including services to private and public networks. This is supported by an international network of industry partners that provide local, regional and global connectivity. This includes co-location of routers in key internet exchanges, the establishment of peering arrangements within the New Zealand, Australian, Asian and United States markets, and transit agreements with other tier one end-to-end network providers in Asia, Australia and the United States.

Broadband

Telecom Wholesale's broadband products, such as UBA, allow service providers to deliver their own-branded broadband services by combining Telecom Wholesale's input product with backhaul, international internet connectivity, email and other internet service provider services.

Telecom Wholesale is currently in the process of a nationwide rollout of high-speed broadband ADSL2+ technology and, as at 30 June 2010, this rollout reached 65% of all fixed broadband lines. This copper-based technology is designed to deliver broadband speeds of up to 24Mbps and is used to deliver next generation broadband services such as Enhanced UBA, which is capable of supporting applications sensitive to time delay, (such as digital voice), over a separate dedicated channel, at the same time providing internet connectivity.

Telecom Wholesale is currently piloting a commercial wholesale VDSL2 broadband input service with service providers that in turn, are trialling new services with selected end-users. This product is built around VDSL2, a third generation DSL technology that delivers significantly faster broadband for short copper loop lengths. Following the pilot, Telecom Wholesale aims to launch a commercial wholesale VDSL2 service during 2011.

Backhaul

Telecom Wholesale's backhaul services allow service providers to deploy network assets where it makes commercial or engineering sense and to build local, regional or national presence to meet their customers' requirements.

Telecom Wholesale's commercial national, metro and point-to-point backhaul services deliver dedicated and uncontested bandwidth to customers. Together with regulated UBA backhaul services, Telecom Wholesale can provide service providers with a high-speed Ethernet backhaul service which delivers bandwidth that can support services such as Enhanced UBA and HSNS.

Through network extensions to customer sites, Telecom Wholesale can also offer individual backhaul offerings, which extend an Enhanced UBA or HSNS access connection to the customer's handover point. This service enables wholesale customers to have a nationwide presence without having to invest in dedicated backhaul.

In early 2010 Telecom Wholesale signed a five-year Ethernet backhaul agreement with a New Zealand carrier. Securing further backhaul supply deals for other New Zealand carriers will be a focus for Telecom Wholesale.

Marketing channels

Telecom Wholesale's account management, business development, marketing and customer service teams maintain customer relationships. The relatively small number of customers means that Telecom Wholesale is able to have regular face-to-face contact with customers. Telecom Wholesale also provides business-to-business interfaces into its faults and provisioning systems, which provide connections to service providers into Telecom's systems, making faults and provisioning more efficient.

Customers

Telecom Wholesale supplies services to more than 70 service providers in New Zealand, the largest being Vodafone, TelstraClear, Gen-i and Telecom Retail. The remaining customer base is made up of telecommunications providers, internet service providers and resellers.

Competition

Price-based competition continues to increase in the wholesale managed data market with alternative infrastructure providers looking to maximise the returns on network investments. A similar trend can be seen in the mass market with copper based services provided by several UCLL players, who are targeting profitable metropolitan areas such as Auckland and other cities.

Outlook

Telecom Wholesale currently faces: increased competition in its market, as further exchanges and cabinets are unbundled, and costs increase from Chorus, as additional FTTN cabinets are rolled-out, which have higher regulated prices. When these factors are combined, they are expected to adversely impact Telecom Wholesale's future revenues and operating costs. Furthermore, there are uncertainties surrounding the Government's UFB initiative, which could see Telecom Wholesale being impacted by structural separation, whereby part of Telecom Wholesale's operations may reside in a network business and the remainder as part of a retail business.

Telecom Wholesale's strategic priorities include:

- **Simplification** of improved future operating systems and processes;

- **Cost reduction** with a focus on reducing operating costs, including electricity, network management, and provisioning costs;

- **Retaining value** through seeking regulatory competition and pricing reviews, as well as responding to increasing competition in both fibre and copper markets; and

- **Targeting growth** through enhanced and/or new network services given the increasing rise in broadband content, MVNO offerings and seeking opportunities in the outsourcing of network management services.

Telecom International

Telecom International delivers integrated telecommunications services between New Zealand, Australia and the rest of the world, by providing international voice, mobile, value added calling and international transit services to carriers and offshore telecommunications providers.

Telecom International's business is operated through two divisions:

- *Traditional Voice*: which handles New Zealand and Australian originated traffic minutes plus reciprocal traffic and provides other value added services relating to this, including operator services and home direct calling; and

- *Carrier Services:* a provider of 'demand' international voice service products specific to the needs of international, wholesale and retail customers across fixed line, cable and mobile operators.

Through these divisions, Telecom International enables carriers and retail operators to provide voice and mobile solutions to their customers. Telecom International terminates and receives traffic to and from all countries in the world, carrying approximately 4.5 billion minutes of global traffic per annum, representing over 2% of the traditional global voice market.

Telecom International connects to over 550 destinations globally and has direct interconnects with approximately 300 telecommunications operators through points of presence in Los Angeles, New York, Miami, Tokyo, Singapore, London, Frankfurt, Sydney, Melbourne and Auckland. Telecom International maintains sales offices in Los Angeles, Tokyo, Singapore, London, Sydney and Wellington.

The Telecom International network consists of two switched network platforms, a TDM Switched Network Platform and a Soft Switched Network Platform (VoIP and TDM interfaces, IP switched).

Products and services

Traditional voice

Telecom International's suite of voice products supports Telecom by providing international calling for internal customers (AAPT, Telecom Retail, Telecom Wholesale and Gen-i).

During 2010 Telecom International implemented a systemisation project to improve the efficiency of managing approximately 4.5 billion minutes of voice traffic that transits Telecom International's network each year. This was down by 1 billion minutes from the prior year, as a result of Telecom International lower prices in a challenging market owing to increased competition and lower margins. Owing to this decline, Telecom International has reduced the scale of its operations, which has reduced operating costs.

In 2010 Telecom International also built on its relationship with a business partner, Sybase365, which allows Telecom International to offer IP exchange (IPX) services, to serve both the fixed and mobile network operators in the conversion to IP networks.

Mobile

Telecom International provides a suite of services in addition to voice terminations for mobile operators, which include signalling and roaming capability, enabling these operators to quickly expand their roaming propositions without major investment. In 2010 Telecom International delivered roaming steerage, signalling and welcome SMS applications for Telecom's WCDMA mobile network.

Marketing channels

Most customer contact happens electronically through teleconferencing or by the sales team located closest to the customer. In addition, international carrier forums arrange regular conferences which allow for customer briefing sessions.

Customers

Telecom International has a customer base of more than 200 wholesale and retail providers from across the world, as well as AAPT, Telecom Retail, Telecom Wholesale and Gen-i. Telecom International also provides outsourced international calling solutions for other telecommunications providers, mobile operators globally and cable television companies in Europe and the United States.

Competition

The carrier services division of Telecom International competes with other global wholesale carriers at all levels within the global voice market. There are approximately 25 major competitors operating in the carrier services market, from all around the world.

The traditional voice division of Telecom International handles the international traffic for internal customers (AAPT, Telecom Retail, Telecom Wholesale and Gen-i) and, as such, is not subject to direct competition. The international voice market has also experienced increased competition and price pressure, with the emergence of a number of large-scale global players that compete in the market on price. In 2010, this has resulted in Telecom International facing increased price pressure in internationally traded minutes, which impacts on associated revenues and interconnection costs.

Outlook

While Telecom International has a number of opportunities to enhance service offerings, its outlook is impacted by a highly competitive and increasingly commoditised market that is facing the challenge of convergence, margin contraction and an increasing focus from ultimate retail customers on quality of service and customer care. Telecom International's strategic priorities include:

■ **Simplification** and remaining critical to existing internal customers by:

- Ensuring AAPT and Telecom's New Zealand channels (Telecom Wholesale, Telecom Retail and Gen-i) become fully fledged, account-managed customers during 2011;

- Ensuring voice products are up to date, competitively priced and exceed customer expectations; and

- Supplying technical support and advice to other Telecom business units in areas where Telecom International has expertise.

■ **Retaining value** by aiming for operational excellence and:

- Continuing the migration to an IP-based network and

- Together with Telecom's partner, building and operating an IPX business.

■ **Targeting growth** of the offshore business by:

- Maintaining carrier services margin through further efficiencies;

- Growing IPX customer connections and revenues in Asia;

- Growing Pacific Hub customer connections and revenues; and

- Growing retail calling product revenue (including Cable IPX) in the USA.

The outlook for Telecom International also depends upon the current assessment of Telecom's strategic options for this business. These options include divestment, retention or partnership, as described in **Our company – Organisational structure**.

Retail

Telecom's Retail business unit provides mass-market products, services and support to consumer customers as well as to the SME market in New Zealand.

As Telecom is a full service provider, its retail services include: fixed line calling and access products; broadband, dial-up and online offerings; and mobile voice, messaging and multimedia services. In the past year, Telecom Retail has undertaken a major re-organisation to reduce costs and headcount. As part of this re-organisation, Telecom Retail will, from July 2010, have teams grouped around key functions including market strategy, product and proposition, marketing, sales and customer service rather than around particular product sets as was previously the case.

Products and services

Home

Retail's Home division provides broadband, fixed line access and calling products in New Zealand and has continued to offer bundled offerings of these products, which may include combining calling, broadband and fixed line rentals for a set monthly price. At 30 June 2010 more than 318,000 customers had signed up to Telecom Retail's bundled packages. During 2010, Telecom introduced caps for landline calling to Telecom mobiles – giving customers price certainty and value.

Telecom Retail continues to develop online content and applications in New Zealand through partnering arrangements with Yahoo!Xtra. Telecom Retail also offers a suite of value-added services exclusively to Telecom broadband and dial-up customers, including enhanced email, a premium photo-sharing application and a PC security package.

In October 2009 TiVo, a digital video recorder brand, was launched in New Zealand and Telecom Retail became a retailer of TiVo hardware.

Mobile

In May 2009, Telecom launched its WCDMA mobile network, which Telecom Retail and Gen-i market as the XT mobile network. During 2010, this new network experienced some partial outages, which impacted market perceptions and Telecom's marketing of the XT mobile network (see **Company review – partial mobile network outages**).

As at 30 June 2010, 711,713 of Telecom's customers (Telecom Retail and Gen-i) were using the XT mobile network. Devices operating on the XT mobile network can roam to more than 210 destinations and, since May 2010, XT mobile network customers have had access to inflight mobile services on certain airlines en route to select international destinations around the world.

Mobile revenues comprise access and airtime charges for calls originating from Telecom's two mobile networks (including international calls) in New Zealand and revenue from text and multimedia messages sent by Telecom customers, wireless application services, wireless data services, paging, cellular equipment sales and other related services. Telecom also offers mobile TV to its XT mobile network customers and, during 2010, Telecom partnered with Yahoo! to deliver an integrated and co-branded mobile internet portal called Yahoo!Xtra TWorld.

Telecom continues its logistics outsourcing with Brightstar to deliver mobile devices and supply chain services.

SME

The products and services offered in the small and medium-sized enterprise (SME) market include broadband, fixed line, mobile services and software-as-a-service offerings.

Telecom Retail's 'Total Office' product offering was launched in July 2009 and combines fixed line access, broadband, call minder and a choice of other smart services, such as call waiting.

The current XT mobile network offers to SME customers include the 'Business One Rate' plans, a suite of simple plans for one mobile, and the 'Business Share plans', a series of plans for multiple mobiles. As at 30 June 2010 approximately 54.7% of SME customers were connected to the XT mobile network.

Telecom Retail has also focused on sharing advice and insights with small business customers via social media and direct mail activities, while also participating in industry associations.

Marketing channels

The majority of consumer customer interaction is through a range of phone and online channels, including Telecom's website. The interactions include sales, after-sales service, faults, billing and credit issues. As at 30 June 2010 Telecom Retail had approximately 1,400 service representatives staffing its sales and support helpdesks, where phones are answered 24 hours a day, every day of the year.

As at 30 June 2010 Telecom had a network of more than 115 stores, made up of Telecom's own retail stores, as well as dealer outlets dedicated to Telecom products and services.

Along with the launch of Telecom's new brand during 2010, Telecom Retail undertook the refurbishment and development of its network of stores. As at 30 June 2010, Telecom had completed the refurbishment of six 'Super Stores', four Telecom Retail stores and has built three new stores and four new Kiosks.

Telecom Retail's stores, kiosks and stand outlets have been refreshed with the new brand and the internal and external rebranding of other third party dealer stores is planned for 2011.

Customers

Home

Telecom Retail provides over one million customers with landline access and calling products as at 30 June 2010.

Mobile

Telecom Retail provides mobile services to customers, both on-account and prepaid, on both Telecom's existing CDMA mobile network and on the new XT mobile network. In 2010 Telecom Retail has continued to migrate customers from its CDMA mobile network to the XT mobile network, as well as managing the effects of the partial network outages experienced during the year and restoring customer confidence once the XT mobile network's reliability and performance issues were resolved. These partial outages impacted the expected uptake to the network during 2010 and Telecom Retail's expectations for 2011. As at 30 June 2010, Telecom had 711,713 customers on the XT mobile network, many choosing to transition from the CDMA network, which had 1.459 million customers as at 30 June 2010.

Notwithstanding the outages, Telecom has seen data usage across all segments and devices increase by over 200%. This growth reflects additional capabilities on the XT mobile network, the increasing availability and functionality of Smartphone devices and the prevalence of content for mobile users. These features assist in attracting customers from the CDMA mobile network.

SME

Telecom Retail provides approximately 49,000 Telecom broadband lines and 137,000 access lines to SMEs.

Competition

Home

During 2010 competition for customers continued to increase, especially in the Auckland market where competitors have invested in UCLL and have been aggressively marketing bundles of services across broadband, access and calling. Outside Auckland, there are many other competitors in cities, towns and rural communities offering telecommunications services, some based on wholesale services from Telecom Wholesale and some based on offerings from other providers. The nature of the competition in the home market is principally price driven; the offer of discounts or credits is often used to keep existing customers or to attract new ones. Our competitors compete by offering bundles of services that deliver value to customers.

Telecom Retail's main competitors in this market are TelstraClear, Vodafone, Slingshot and Orcon.

Mobile

Competition increased in August 2009 when new competitor 2degrees entered the market and competition for customers continues with Vodafone launching new prepaid calling offers in 2010. Telecom Retail also faces competition as MVNOs become established in the New Zealand mobile market.

SME

There remains significant competition in the SME market, both as a result of UCLL and continued competitor activity across the full range of telecommunications services.

Outlook

While the outlook for Telecom Retail remains competitive, Telecom Retail's strategy is to achieve a turnaround in earnings through cost reduction, customer retention in the fixed line market and high-value customer acquisitions in the mobile market. This strategy is planned to be achieved through:

- **Simplification** by streamlining Telecom Retail's organisational model, simplifying the portfolio of products and bundles and further automation of in-house systems;

- **Reducing costs** with Retail's NGT transformation programme and right-first-time initiatives (see **Gen-i** below);

- **Retaining value** by contracting and offering bundles in the fixed line market, accelerating customer migration from CDMA to Telecom's higher value propositions and increased performance on the XT mobile network and assisted online self-service functionalities for customers; and

- **Targeting growth** by focusing on high-value mobile customers in the consumer and SME segments, increasing demand for mobile broadband and further sales alignment.

Following the enhancements to the reliability and performance of the WCDMA mobile network during the second half of 2010, Telecom Retail recommenced its marketing campaigns for its XT mobile service to promote Telecom Retail's mobile offerings.

Telecom expects the retail market to demand continued innovation in product development, new hardware for end-users, further bundled offerings from service providers, the ability to support new technologies, as well as the provision of positive customer service experiences. Healthy competition is giving customers more choice and Telecom Retail aims to continually evolve the offers it brings to market to meet customers' changing needs. Price-based competition is likely to continue in fixed and mobile calling and, in this environment, Telecom Retail will also bear part of Telecom's cost for the Telecommunications Development levy going forward.

Gen-i

Gen-i integrates IT and telecommunications services to provide converged ICT solutions for business clients across New Zealand and Australia, with nearly 2,900 people across 19 locations.

During 2010, Gen-i has undertaken a major transformation programme to focus on simplifying its value proposition, reducing cost, retaining value in its traditional telecommunications business and targeting growth in delivering mobile and next generation cloud computing services and trans-Tasman clients and the Australian mid-market.

Products and services

Gen-i provides trans-Tasman ICT solutions for Australasian companies and provides business customers with products and services to meet their IT and telecommunications needs, including:

- *Managed voice services:* network-based voice products and services, including hosted call centre solutions, IP-based networks, IP telephony and video conferencing, including high definition video conferencing, known as 'Telepresence';

- *Managed data services:* during 2010, Gen-i launched a new remote managed data product, 'Gen-i WAN Services', which will replace Gen-i's Oneoffice managed data service, which is an Undertakings requirement. Gen-i has also been focusing on a new wave of growth solutions, including its Ready Cloud Server Infrastructure-as-a Service (IaaS) portfolio and offering remote-managed LAN and WAN services;

- *Managed mobile services:* mobile data and ICT solutions based on Telecom's XT mobile network and wireless-based technologies;

- *Managed IT services:* managed customer infrastructure (eg, desktop and end-user devices), managed storage and security services, hosting and application development and support;

- *IT outsourcing:* incorporating a range of the above solutions and managing them on behalf of the customer either on the customers' or Gen-i's premises;

- *Procurement of hardware and software:* including software and contract management services; and

- *Professional services:* Gen-i's professional services division operates a business consultancy under the name 'Davanti', offering industry expertise and practical tools to assist organisations with business and technology investments. Gen-i's project services and software solutions teams also help clients with the implementation of new technologies and application software, while a training operation for clients operates under the name 'Auldhouse'.

These services are supported by access to Telecom's infrastructure in both New Zealand and Australia.

Gen-i's IT operations deliver IT solutions, including the procurement of IT hardware have lower margins than Gen-i's telecommunications business. The margins for the IT solutions offerings in 2010 were 7.9%, compared to 7.4% in 2009. Gen-i aims to continue to increase its margins in this area. Gen-i offers and supports a range of ICT products and services for clients and maintains relationships with technology providers to offer end-users the latest offerings.

Over the past year Gen-i has continued to invest in converged solutions that integrate mobile and fixed communications technologies with existing IT infrastructures. This includes the launch of Gen-i Mobile Office, which extends full PABX functionality to mobile devices to improve the productivity of a mobile workforce.

Gen-i has also continued to invest in its end-to-end service delivery capability to create internal business efficiencies under Telecom's right-first-time initiative, which has reduced costs and increased customer service levels.

Right-first-time is a Telecom-wide initiative aimed at providing consistent end-to-end delivery service, across everything from customer care billing to technical support. It aims to eliminate inefficiencies and enhance customer experience and focuses on getting things right, reducing re-work and increasing efficiency, to generate improved customer satisfaction and profitability.

One tangible result from this initiative has been a significant reduction in the number of avoidable visits to customer premises. In 2010 the number of avoidable site visits reduced from 43% to 17%.

Marketing channels

Gen-i has a direct client relationship model designed to foster long-term and sustained relationships with clients. It appoints dedicated client teams to build and retain industry knowledge, simplify lines of communication, and to offer clients expertise and accountability.

Supporting the direct sales force, Gen-i has six franchise offices across New Zealand that extend Gen-i's reach outside the major centres.

Customers

Gen-i provides ICT solutions to over 3,300 public and private sector organisations in New Zealand and Australia, which include customers in the banking and finance industry, the energy sector, government, health care and rural sectors.

In 2009, Gen-i's Australian operation elected not to participate in the tender for existing ICT business with the Commonwealth Bank of Australia. During 2010 Gen-i Australia has worked collaboratively with the Commonwealth Bank of Australia and its new telecommunications partner, Telstra, to assist the bank's transition of telecommunications services from Gen-i.

Competition

Gen-i faces intense competition in its market. Competition in New Zealand comes from other telecommunications providers, such as TelstraClear and Vodafone, as well as large IT solutions providers, such as Hewlett Packard and IBM, but also from smaller niche providers such as Datacom, Axon and Integral.

Gen-i also faces competition from Datacraft, which in 2010 was selected to provide telecommunications services to State sector agencies. However, Gen-i continues to win contracts with government departments that recognise the value and experience Gen-i is able to provide.

In the mobile sector, Vodafone is a strong competitor, however Gen-i continues to grow its mobile market share.

While Gen-i has a much smaller presence in Australia, it aims to initially capture more of the corporate mid-market.

Overall, Gen-i's competitive differentiator is that it remains an integrated solutions provider of information technology and telecommunications solutions. Gen-i's number one priority is to achieve its goal of becoming Australasia's leading and most preferred ICT services provider.

Outlook

While Gen-i's market remains extremely competitive and price driven, Gen-i has responded to these challenges and has begun a process of transformation to achieve its long-term goal of becoming Australasia's leading and most preferred ICT services provider. This transformation is aimed at the challenges that Gen-i faces, such as increasing competition across the market, especially in the telecommunications and government sectors, and a challenging ICT market as a result of the economic downturn. Both of these factors put pressure on Gen-i's future earnings and profitability.

Gen-i's strategic priorities are four-fold:

- **Simplification** that centres on simplifying Gen-i's service offerings and creating focused delivery models based on a two-pronged utility services and integration model, rather than the account managed model currently offered to all clients;

- **Cost reduction** by leveraging right-first-time and end-to-end service delivery to optimise and automate delivery to reduce re-work, as well as reducing costs through supplier and overhead efficiencies;

- **Retaining value** by optimising Gen-i's traditional business by enhancing client service. It will also continue to differentiate its telecommunications products with value-added ICT services; and

- **Targeting growth** by delivering growth in mobile, cloud services, trans-Tasman clients and the Australian mid-market.

While the year ahead will be challenging, Gen-i aims to focus on leveraging its competitive advantage in scale, channel, customer preference and integrated ICT in achieving the above priorities. Gen-i will also bear part of Telecom's cost for the Telecommunications Development Levy going forward.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes 11,000km of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 buildings and midband Ethernet in 148 exchanges. AAPT has access to DSL coverage in over 350 exchanges focused on the major Australian cities and large metropolitan areas.

The benefit of owning infrastructure is that AAPT is not as dependent on reselling services from Telstra when compared to non-infrastructure or limited infrastructure competitors.

Leveraging the upgrade of its core IP network and MPLS edge (IP/MPLS), AAPT has launched a range of new IP-centric Ethernet business products supporting AAPT's data internet drive as well as signing an agreement with a leading global content delivery provider, EdgeCast.

AAPT's upgraded network enables it to leverage its nationwide transmission and extensive access network. Complementing this, the access network has been upgraded to deliver ADSL2+ and high-speed Ethernet, significantly enhancing AAPT's internet delivery capacity.

AAPT has continued to rationalise and upgrade its billing and rating systems and has completed an initial call centre off-shoring process to the Philippines. AAPT also completed the migration of legacy consumer customers on to AAPT's consumer billing system, known as 'Hyperbaric'. Both projects are driving improved customer service and further reductions in operating costs.

In late July 2010 Telecom announced the sale of its investments in Macquarie Telecom and iiNet for A$80 million and the sale to iiNet of the AAPT Consumer business for A$60 million, subject to regulatory and iiNet shareholders' approvals.

Products and services

AAPT currently provides a range of data, internet, voice and mobile telecommunications solutions to Australian consumer, (pending completion of the sale of the Consumer business), business and wholesale customers.

AAPT provides coverage to approximately 85% of Australian businesses in metropolitan areas along the east coast of Australia and was the first carrier to deliver mid-band Ethernet at speeds of up to 40Mbps over existing copper lines.

Data

AAPT owns and operates a carrier grade, secure IP/MPLS network, which is used to provide internet, Ethernet and IP virtual private network (IP-VPN) services nationally to businesses and international and national carriers. As a result of the major upgrade of its IP/MPLS network, AAPT's tier one national IP network provides a new generation of Ethernet products for wholesale and business customers.

Over the next year AAPT will continue to enhance its Ethernet-based product portfolio including focusing on Ethernet delivered IP Voice services targeting businesses considering the migration to next generation voice technologies. AAPT's unique mid-band Ethernet capability is currently deployed in

148 exchanges, with the capacity to service more than 500,000 businesses nationally.

Internet

AAPT delivers internet services to businesses, internet service providers and, currently (pending the sale of the Consumer division) retail customers. Leveraging off a group of four IP providers for domestic peering, AAPT provides its business and wholesale customers with internet access domestically and internationally. This arrangement involves AAPT working with other ISPs to share and exchange internet traffic. AAPT's retail and SME channels provide broadband internet services and dial-up internet access. The broadband services consist of ADSL2+ services utilising AAPT's on-net DSL coverage in over 350 exchanges at speeds of up to 20Mbps and resale of third-party supplied services. New services offered are based on the concept of unlimited downloads and are primarily marketed as part of a bundle with home phone services. Stand alone plans have also recently been launched.

AAPT's business channel provides internet access to corporate and public sector customers, whilst the wholesale channel offers wholesaling services to other internet service providers which in turn resell AAPT services to retail customers.

In the business and wholesale market, AAPT delivers internet access via its own broadband network (as well as reselling third-party supplied services) and providing connectivity to business and wholesale customer IP-VPNs. AAPT also delivers internet access through its 24 co-location facilities that currently support over 250 carriers and business customers.

Voice

AAPT offers a complete range of traditional and next generation IP telephony services, ranging from POTS, Basic Rate ISDN, Primary Rate ISDN through to Intelligent Network 13/1300/1800, Presence and International Toll Free Services, Call Termination Service and Hosted IP Telephony; across consumer, business and wholesale channels. In 2010 AAPT introduced SIP Voice, a SIP Trunking solution catered to the medium to large enterprise market.

AAPT resells Telstra's local call services to customers not directly connected to its network. This service is principally marketed to customers as part of a bundle, with other services, in the consumer, business and wholesale segments.

AAPT currently resells Vodafone mobile products as a bundled product to consumer and business customers. A range of high-end handsets has been introduced to retail customers, with these plans also marketed as a bundle with an AAPT broadband or home phone service.

Marketing channels

Marketing communications programmes are delivered through traditional channels, including advertising, direct mail and outbound calling, along with online advertising, and cross-selling and up-selling through AAPT's sales team and call centre operations. Advertising in the consumer channel has been more focused on promoting competitive product offerings, such as unlimited broadband and product bundles.

AAPT's business channel refreshed its 'Roadie' campaign in January 2010 which highlights the strong network and expert service capabilities enabling it to deliver innovative network solutions whilst continuing to promote the AAPT brand to corporate Australia.

Customers

AAPT targets customers in three key market channels: wholesale, business and, currently, consumer.

AAPT Wholesale is focused on developing strong partnerships with key players in the market and building on existing relationships with strategic customers and partners by leveraging the investment in the next generation network and extensive access network. A recent example is the targeted launch of carrier-grade Ethernet and transmission in the wholesale market.

AAPT Business offers data, internet and voice solutions to its market segment, which range from corporate and public sector customers to SMEs. The recent network upgrade has further facilitated the ability of AAPT Business to acquire large corporate customers with a strong focus on data and IP products.

AAPT Consumer has been rebuilding its brand awareness through marketing campaigns, focusing on reducing churn through increasing customer contract rates, increased product bundling and improving its product propositions. The consumer channel has also successfully completed its migration on to its Hyperbaric billing system. As noted above, Telecom announced in July 2010 the sale of the AAPT Consumer business, subject to necessary approvals.

Competition

Telstra and Optus are AAPT's main competitors in the voice, data and internet market.

Additionally, more than 200 smaller competitors exist that principally resell Telstra wholesale services to residential customers. The local calling market remains dominated by Telstra, as it owns most of the Australian domestic local loop network. Interconnection with Telstra's local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

There is significant competition in the provision of long-distance national and international voice and mobile telecommunications services, and long-distance national and international data services to businesses. Price reductions, which have already been seen in the market for long-distance and local fixed line services, are expected to continue.

Pricing pressure in both voice and data segments of the market continues to impact the performance of all market participants. This has resulted in the exit of some smaller participants and consolidation among other participants.

Outlook

While AAPT has faced continued declines in revenue, the ability to focus on higher margin customers and reduce costs has seen AAPT's earnings improve over 2010. The outlook for AAPT against Telecom's strategic priorities includes:

- **Simplification** of additional system and process improvements;
- **Cost reduction** with system rationalisations and further processes brought into scope for reducing costs;
- **Retaining value** by maintaining momentum in the Business and Wholesale channels on recent sales wins with a focus on higher margin data and IP products; and
- **Targeting growth** in revenue by the end of 2011, as well as increased content delivery and cloud computing.

In 2011, AAPT will also be focusing on completing the separation and sale of the consumer business to iiNet, which was announced on 30 July 2010.

Technology & Shared Services

Telecom's Technology & Shared Services (T&SS) division operates Telecom's New Zealand shared business processes, develops, maintains and operates the New Zealand IT systems and networks and aligns systems, platforms and processes with Telecom's business objectives.

T&SS is a team of more than 1,500 people spread throughout New Zealand and led by the Group Chief Technology Officer. T&SS serves Telecom's business units and includes the following functions:

- The technology and shared services functions, which are responsible for the plan, design, build, integration, testing, deployment, operation, optimisation and lifecycle management of Telecom's New Zealand IT and network infrastructure. They oversee the technology policy, strategy and architecture for process, data and technology;

- T&SS runs the shared business operations for the Telecom Group. This includes providing accounts payable and receivable, procurement and supply chain, provisioning (activating broadband, homeline and data services), billing nearly 1.4 million customer accounts each month, and employee payroll, corporate property and information management services; and

- T&SS oversees the delivery of the programmes of work associated with the Undertakings and works closely with internal delivery functions to provide reporting and assurance to the board, executive and external bodies (including the Commission and the Independent Oversight Group). A key outcome of this is to achieve delivery of the short-term initiatives required for Telecom to sustain margins and meet the Undertakings, whilst enabling the strategic capabilities needed to support Telecom's services.

T&SS maintains strong links into Telecom's business units and corporate functions to ensure trade-off decisions are informed and aligned to Telecom's business strategy and to its customers, shareholders and broader stakeholders interests.

Products and services

T&SS has invested and will continue to invest, in infrastructure and capability in order to facilitate Telecom's transformation to lower operating costs, deliver rapid speed-to-market for new products and services and provide synergies across products, in line with Telecom's overall strategies.

Examples of products and services that T&SS provides include:

PSTN life cycle management

T&SS operates the PSTN platform, which is the platform that supports traditional fixed-voice telephony and is the key platform for sustaining Telecom's current fixed line revenues. An intensive programme is under way to sustain this PSTN platform, much of which dates from the 1980s, while Telecom builds an all IP-based platform to replace the PSTN platform. This programme consists of support agreements with vendors, securing equipment and ensuring key PSTN resource, skills and capabilities are retained within Telecom's business units.

Separation

T&SS is responsible for much of the IT systems and process development across Telecom's New Zealand business units. Key priorities within the separation programme of work include development of equivalence front office capabilities for Chorus, a major billing upgrade programme and compliance with rules around the separation of customer data.

Provisioning

T&SS provisions processes and manages requests for data and voice services from Telecom's customer-facing operations, including sales and dealers, the Telecom website and Telecom Wholesale's customers, including allocating network resources and activating and commissioning services.

Group Property

The T&SS team also oversees the construction and project management of Telecom's new headquarters in Auckland and a new office building in Wellington.

WCDMA mobile network

In May 2009, Telecom launched its WCDMA mobile network, which is supported by T&SS. During 2010, this new network experienced some partial outages (see **Company review - partial mobile network outages**). Following these partial outages, T&SS worked with the supplier of the new WCDMA mobile network to build additional resilience and capacity in the network. During 2011, T&SS will complete a series of incremental developments and enhancements to the WCDMA mobile network, building upon the deployment and launch of services to date. These enhancements are expected to enable faster mobile data speeds and access to additional retail and business applications. Road maps for further enhancements are also currently being developed, including looking ahead to delivering download speeds of up to 50Mbps.

Company review

Networks and systems

Transformation – simplifying Telecom's infrastructure

Telecom's transformation programmes include major infrastructure projects. The key transformation programmes for Telecom over the last two years include:

- **FTTN:** Telecom is on track in its three-year programme to deploy a FTTN network in New Zealand;
- **WCDMA mobile network:** following the build and launch of this network, Telecom plans to continue investing in the network to expand its capacity and footprint;
- **FNT:** Telecom's fixed network operates off a traditional PSTN platform and FNT is Telecom's programme to move to a modern IP platform; and
- **Retail NGT:** Retail NGT is a suite of IT systems that will provide a new approach for customer interaction. Telecom currently plans to launch Retail NGT in 2011. Retail NGT delivers new customer relationship management and billing capability.

Partial mobile network outages

In 2010 Telecom's new WCDMA / XT mobile network experienced some partial outages that impacted customers in certain parts of New Zealand. As a goodwill measure Telecom offered affected customers reparation credits and loyalty discounts, which totalled NZ$16 million. Following these outages, Telecom commissioned an independent review of the network that assessed the network's design, build and operation. The findings of this independent review noted that despite being within Telecom's traffic forecasts, the rate of customer acquisition was too fast for the network in the early stages of its deployment. This created a number of issues that contributed to the reliability and performance issues experienced and the partial network outages. The review stated that the technology was fundamentally sound and also acknowledged the subsequent remediation and enhancements made in the second half of 2010, by Telecom and the supplier of the network, to resolve the issues that caused the partial outages and to build additional resilience and capacity in the network. The partial network outages negatively impacted the market's perception of the WCDMA / XT mobile network and, accordingly, customer uptake has been slower than expected. In June 2010, Telecom recommenced its marketing of the XT mobile network to attract new customers, especially high value mobile customers and to migrate existing customers from CDMA to the new mobile network.

Network assets

New Zealand network assets:

Transmission infrastructure

Telecom's transmission infrastructure connects more than 400 exchanges across New Zealand. Fibre optic transmission system deliver 95% of Telecom's transmission capacity and more than 900 radio systems, which serve remote rural areas, provide partial diversity and have a significant role in Telecom's disaster recovery plans.

PSTN

Telecom provides fixed line and value-added fixed line voice services over PSTN. The PSTN provides analogue lines, ISDN lines and Centrex lines. Smartphone services (or value-added fixed line voice services) which include call waiting and calling line identification, are available in most areas.

Integrated Services Digital Network (ISDN)

Telecom's ISDN is a digital switched service and is capable of transmitting voice, video and data from one location to another. Telecom ISDN lines have the flexibility of the standard telephone network, with additional high quality, fast and reliable digital transmission. Telecom's ISDN services are available in most areas. Telecom continues to build IP-based solutions within the next generation network that are replacing the ISDN network and associated services. Gen-i Voice Connect is one such solution that has been implemented over fibre during the last year to replace the ISDN network for business customers.

Broadband and IP networks

Telecom operates a high-speed internet access service using both copper-based DSL and fibre-based technologies. The Telecom broadband network is available to approximately 95% of Telecom's customers.

Telecom is two years into a three-year project to improve the broadband experience for its customers through the use of ADSL2+ technology. Once this work is completed, over 80% of lines will have the capability for a DSL service of at least 10Mbps. Telecom has been trialling VDSL for very-high-speed

DSL services and the commercial launch will occur in 2011. DSL-based capabilities will be made available to retail service providers (including Telecom Retail) through wholesale bitstream services, on an equivalence of inputs basis.

Telecom has extended its fibre optic IP network to business customer sites in metropolitan and some regional areas. Telecom delivers a range of IP and Ethernet-based services to these customers. The deployment of fibre to the home is now occurring in most major greenfield residential subdivisions.

IP/MPLS

Telecom has built a national IP/MPLS based network that provides the connectivity backbone for virtually all of Telecom's current data services, with an extensive service footprint. Telecom continually invests in expanding its IP/MPLS-based network capacity and capability, and in the underlying transport and information systems needed to ensure that customer service demands are met.

This network provides the capability to deliver Telecom's flagship IP-VPN data services for corporate customers and wholesale backhaul services for other service providers and is used for backhaul of core data traffic for other services, such as broadband and dial-up. Further investment is being made to deliver end-to-end quality of service and support multi-service single access delivery models, whereby multiple services will be delivered over a single physical access, including voice, data, internet and other services.

Mobile networks

Telecom operates a nationwide CDMA mobile network, as well as a 3G WCDMA network that operates at 850MHz nationally and at 2100MHz in certain metropolitan centres. The CDMA WorldMode roaming service will close in October 2010. The CDMA high speed data network (known as EVDO) is expected to be closed in November 2010, with CDMA voice, text and low speed data services closing in mid 2012. The WCDMA mobile network provides a coverage footprint of 97% of the places where New Zealanders live and work. Both networks offer prepaid and post-paid mobile phone services, with a range of voice, packet data and content-based services available. As noted in **Company review – Partial mobile network outages**, the new WCDMA mobile network experienced some partial outages during 2010.

Intelligent network and messaging platforms

The Telecom advanced intelligent network provides national and international 0800 and 0900 calling services. A Telecom 0800 number allows businesses to provide customers with a number they can call free of charge. Additional features available provide businesses with enhanced call management. Telecom's 0900 service enables businesses to provide information or a service over the phone in return for payment, using an 0900 number.

The Telecom voicemail system has both fixed line and mobile voice mailboxes and also supports non-messaging interactive voice response call prompting services.

Australian network assets

AAPT operates a large national voice, data and internet telecommunications network.

Transmission infrastructure

AAPT has high-bandwidth transmission capacity linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. AAPT has recently started to exercise some of its options to upgrade the capacity by deploying dense wavelength division multiplexing on existing fibre pairs under a contract with Optus. The remaining term of the contract for capacity is 15 years.

AAPT has additional owned and third-party transmission of approximately 2,100km of inland fibre between Brisbane, Sydney, Canberra and Melbourne, with 24 regeneration huts along the path. This owned system has been upgraded to dense wavelength division multiplexing and currently has commissioned 40Gbps of capacity between Brisbane and Sydney and 60Gb of capacity between Sydney and Melbourne. AAPT also has agreements with other operators to provide additional capacity between Brisbane, Sydney and Melbourne.

IP/MPLS network

In 2009 AAPT completed a complete refresh of its nationwide IP/MPLS network using technology from Cisco and Alcatel-Lucent. The IP/MPLS network is used for delivery of both internet services of IP-based services, such as IP-VPN, Internet, carrier-grade Ethernet and VoIP. The legacy networks are steadily being decommissioned.

Access network

AAPT's access infrastructure includes DSLAMs across metropolitan Australia and an exclusive wholesale arrangement with iiNet for ADSL2+ services. When combined, the unique footprint serves to offer ADSL2+ based voice, data and internet in over 350 exchanges across key capital cities in Australia. In addition to ADSL2+ services, AAPT has over 148 key exchanges deployed with mid-band Ethernet, which can deliver up to 40Mbps symmetric Ethernet services to over 100,000 businesses by bonding copper pairs.

Along with its national inter-capital backbone, AAPT has large central business district and metropolitan fibre networks in all major Australian capital cities. These networks provide high-speed access to exchanges, data centres, wireless towers and over 1,300 buildings.

Voice

AAPT's voice network consists of 12 major switching sites and one softswitch, with large media gateways deployed in major capital cities to support VoIP services. AAPT has extensive interconnect to all major domestic carriers and has call collection in all 66 call collection areas in Australia.

Intelligent network

AAPT's intelligent network uses service control points in Sydney and Melbourne. The intelligent network provides toll-free numbers (ie, 1800, 13 and 1300) and presence (ie, mobile number portability and inbound number portability services).

AAPT uses a signal transfer point system for signalling within AAPT's PSTN intelligent network and for signalling to other carriers' networks. AAPT's intelligent network similarly provides toll-free services, and advanced interactive voice response capacity is provided via a Holly platform; both platforms are deployed across Sydney and Melbourne.

International

Telecom's international network has been designed to maximise the performance and delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 300 international telecommunications operators. The international network is 100% digital.

Cable systems

Telecom uses the following third-party cable systems:

- TASMAN 2, linking Australia and New Zealand;
- SEAMEWE 3, linking Japan through South-East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia;
- TPC-5, linking Japan and the United States via Guam and Hawaii;
- China-US, linking China and the United States;
- A-PNG-2, linking Papua New Guinea and Australia; and
- Atlantic Crossing, linking the United States and the United Kingdom.

In 1998 Telecom joined with SingTel Optus and WorldCom (now part of Verizon) in an investment to build and operate the Southern Cross trans-Pacific submarine fibre optic cable, linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the US. The Southern Cross Cable provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Telecom has a 50% equity investment in the Southern Cross Cable.

Satellite services

Telecom owns satellite earth stations at Warkworth, Waitangi in the Chatham Islands and Scott Base in Antarctica, which are operated and maintained by Kordia. These satellite earth stations provide telecommunications services via Intelsat, Asiasat, Optus and New Skies PANAMSAT to destinations not generally served by international submarine cable systems. The Warkworth facility was upgraded in 2008 to improve its satellite coverage and the two original 30m antenna were also decommissioned and replaced with more modern systems.

Global Gateway Internet Service

Global Gateway Internet Service is Telecom's managed IP transit service enabling access for New Zealand and Australian wholesale and retail customers to global internet services, via its international links and overseas transit and peering arrangements.

Points of presence

Telecom operates points of presence in Los Angeles, New York, Miami, Tokyo, Singapore, London, Frankfurt, Sydney, Melbourne and Auckland to obtain better options for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia, New Zealand and rest of the world. Telecom supports a wide range of traditional and IP-based voice and other services on its network to meet customers' needs.

Other

Real estate assets

Telecom's network-related property portfolio in New Zealand consists mainly of telephone exchanges, microwave radio stations, mobile phone sites and multi access and other minor radio sites. Most of Telecom's telephone exchanges and radio stations are owned freehold. Other operational sites are occupied through leases, licences and easements. A significant proportion of these are mobile phone sites. In Australia, Telecom leases major network switch sites and call centre operations.

Office buildings

Telecom leases over ten office buildings in Auckland, Wellington and Sydney, which house Telecom's corporate, T&SS and business unit offices. Telecom's corporate office, which is its principal executive office, is based in Auckland. The majority of Telecom's Auckland offices are being consolidated during 2011 into a newly constructed building, 'Telecom Place', which at 28,877 square metres, will be the largest single-occupancy corporate campus in New Zealand. Some of Telecom's offices in Wellington will also be consolidated in 2012 into a new 19,000 square metre building currently under construction. These new buildings, which are leased, enable Telecom to rationalise its property portfolio and bring together more of Telecom's employees.

Internal operating systems

Telecom has embarked on a programme of major initiatives to modernise its internal systems portfolio through adoption of enterprise architecture and the coordinated deployment of new systems and the retirement of old systems. Telecom is upgrading to a new customer relationship management system and is about to launch a new inventory and order management system. Telecom has recently deployed HP Service Manager for enhanced fault management while investment in Telecom's billing systems and network management systems continues to be extended. These initiatives will provide customers with self-service capabilities and customer service representatives improved access to the information and systems they need.

Electricity supply agreements

The operation of Telecom's networks is also dependent upon the supply of electricity from electricity companies. In the instance of an electricity supply failure, Telecom has back-up generators in key exchanges that it is able to utilise.

Strategic suppliers

ALCATEL-LUCENT

Telecom and Alcatel-Lucent New Zealand Limited entered into a strategic partnering relationship to manage the development and integration of Telecom's trans-Tasman IP-based multi-service next generation network. Telecom and Alcatel-Lucent have agreed to work together to migrate Telecom's current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom's core network in Australia. Alcatel-Lucent is currently the primary supplier to Telecom of network equipment for new services in New Zealand.

In June 2003 Lucent Technologies (NZ) Limited (now part of Alcatel-Lucent New Zealand Limited) signed a five-year agreement with Telecom in which Lucent agreed to supply Telecom with CDMA network products and services and to manage Telecom's network planning, design, implementation and operational services, including all support and maintenance in relation to Telecom's CDMA network in New Zealand. The agreement was extended for a further three years and amended to include support and maintenance for Telecom's WCDMA mobile network.

HEWLETT-PACKARD

Telecom has outsourced the operation of its information service systems to Hewlett-Packard (HP) under an agreement to 2012 that covers fully contestable application development and maintenance services and facilities management services. An HP outsourcing agreement for Australia is based on that for New Zealand, however, HP does not provide application development and maintenance services in Australia under the outsourcing agreement.

Telecom's main external purchases include the acquisition of hardware for resale purposes, such as telephone handsets, modems and IT computing equipment. Telecom also purchases equipment for internal use in operating or building its networks or providing ICT offerings, such as fibre optic cabling and roadside cabinets, or computers, servers and other related IT equipment. The majority of this equipment is sourced, either directly, or indirectly, from overseas, hence Telecom's costs are usually subject to the prevailing foreign exchange rates.

Regulation

New Zealand regulatory environment

Telecom considers that New Zealand is currently one of the most heavily regulated telecommunications environments in the world and, as a result, Telecom is subject to significant regulatory obligations. In the last year Telecom has continued to implement its operational separation and accounting separation requirements and meet its various other regulatory obligations to supply regulated services on specified terms. Telecom is also participating in two new Government initiatives:

The Ultra-Fast broadband initiative

On 31 March 2009, the Government announced a draft proposal for comment relating to its UFB initiative. The Government's goal is to accelerate the rollout of UFB to 75% of New Zealanders, concentrating in the first six years on priority broadband users such as businesses, schools and health services, as well as greenfield developments and certain tranches of residential areas. The Government proposes to support this with government funding alongside additional private sector investment and open-access infrastructure.

In September 2009 the Minister announced the final design of the Government's UFB initiative. This includes a competitive partner selection process directed to provide an open access, passive fibre network infrastructure.

The Government has established Crown Fibre Holdings Limited as the vehicle for investing the Government's NZ$1.35 billion of available funding.

The Government's intention was for Crown Fibre Holdings to establish, with private sector partners, a local fibre company in each of the 33 regions to deploy fibre network infrastructure and provide access to dark fibre products and, optionally, certain wholesale services. The 33 candidate coverage areas are based on the largest urban areas (by forecasted population in 2021). Local fibre companies will be required, from day one, to be open networks facilitating access to their infrastructure

on a non-discriminatory or equivalent basis to all users and cannot be controlled by any party which also operates as a telecommunications retailer.

On 21 October 2009, the Minister released the Invitation to Participate in the partner selection process. The Invitation to Participate sets out the terms and conditions of the Government's investment, including technical specifications and the Government's Preferred Commercial Model for co-investing with partners in local fibre companies. The Invitation to Participate is based on a commercial model where the Government largely funds the deployment of fibre into communities and the local fibre company partner gradually takes a greater share in the local fibre company as it connects customers. This risk-sharing model is intended to overcome the hurdle of uncertainty of demand.

Parties participating in the partner selection process submitted proposals on 29 January 2010. Telecom submitted a fully compliant Preferred Commercial Model proposal and a permitted Alternative Commercial Model proposal that it believes better meets the objectives of the initiative.

On 1 July 2010 the Minister announced that the Government was revising the Invitation to Participate following feedback that Crown Fibre Holdings had received from respondents. Amongst other things, the Invitation to Participate will be revised to ensure that ultra-fast broadband will be provided at both layers 1 and 2 on an open access basis. The Minister advised that respondents to the original Invitation to Participate would be invited to provide Refined Proposals based on the modified UFB model and regulatory regime.

On 2 August 2010, Telecom submitted a non-binding refined proposal that it believes aligns the interests and incentives of Telecom, its shareholders, the Government and New Zealanders. The refined proposal is predicated on the structural separation of Telecom into two companies, which would give rise to Chorus and parts of Telecom Wholesale becoming a new and entirely stand alone company. A significant structural change to Telecom's business would require 75% of the shareholders voting to be in favour of the change. Telecom also proposed integrating the UFB initiative with the Rural Broadband Initiative (see below). Integrating the two initiatives would allow for the extension of the reach of UFB into rural areas well beyond the 75% coverage area. Telecom believes that Chorus can deliver fibre faster and more efficiently while avoiding duplication or waste through bringing together the best of both worlds: the economies of scale and consistency of service inherent in a single, national, open access network and the potential for significant local community involvement. Telecom has been open and flexible, and has considered all avenues in detail when developing its refined proposal. Crown Fibre Holdings announced that it has received refined proposals from 15 parties. The next stage involves Crown Fibre Holdings determining a short list of respondents with an expectation of making a recommendation on preferred investment partners to Ministers in October 2010 and the commencement of the initiative before the end of the 2010 calendar year (see **Undertakings** – **Variations to Undertakings-UFB** for a discussion of certain Undertakings amendments Telecom has sought in connection with the implications of the UFB initiatives).

The Rural Broadband Initiative

On 29 September 2009, the Government released its Rural Broadband Initiative (RBI) proposal. The key objectives the Government is aiming to achieve in rural areas are to have ultra-fast broadband to 97% of New Zealand schools and fast broadband services of 5Mbps or better to 97% of New Zealand households and enterprises.

The Government seeks to achieve these aims through progressive network upgrades over ten years (beginning in 2010), focusing for the first six years on connecting rural schools. The proposal was that funding for rural broadband will come from a direct contribution by Government and a Telecommunications Development Levy (TDL). The proposal was for bidders to provide ultra-fast broadband to rural schools, with funding being made available on a grants basis. Telecom submitted its bid on the Government's RBI proposal on 30 October 2009.

On 16 March 2010 the Government confirmed its RBI proposal, including:

■ Creation of a NZ$300 million Telecommunications Development Fund (TDF), including a NZ$48 million Government grant into this fund. The fund will be used to subsidise rural broadband investments (targeted primarily at rural backhaul upgrades); and

■ Creation of a NZ$252 million Telecommunications Development Levy to raise NZ$50 million per annum from telecommunications carriers for six years, commencing in 2011.

The Government proposes to run a two stage tender process for allocation of funding. It requested expressions of interest on 22 April 2010 and Telecom responded to that request on 31 May 2010. The Government anticipates releasing a request

for proposals in August 2010. The Government then anticipates commencing allocating funding to successful bidders before the end of the 2010 calendar year.

Principal regulators and the regulatory regime

Regulatory body

The principal regulator is the Telecommunications Commissioner (the Commissioner), who oversees the regulatory regime provided for by the Telecommunications Act 2001 (the Act) and sits as an industry-specific branch of the Commerce Commission, New Zealand's competition regulator. The Commission is also the competition (anti-trust) and consumer protection body and is responsible for consumer protection laws (including the Fair Trading Act 1986 and Consumer Guarantees Act 1993).

Overview of telecommunications regime

Under the Act, the Commissioner is appointed as a member of the Commission and has various regulatory powers. The Act contains a schedule of network and wholesale telecommunications services (including resale of retail services and wholesale input services), which may be regulated upon application by another provider or upon the Commission's own initiative. Most services can be price regulated (whereby retail minus or cost-based pricing methodologies are specified). Some services may only have non-price terms determined. The addition, alteration or removal of services from that schedule may be made by the Minister after consideration of a recommendation from the Commission. The Act also provides a mechanism where the Commission can accept an enforceable undertaking from an access provider for the supply of a service to all access seekers. Certain regulatory decisions may be appealed on questions of law only or by judicial review.

The Act was significantly amended in December 2006, increasing the scope of regulation and enforcement powers. The legislative amendments also provided a process for the operational separation of Telecom by way of legally binding Undertakings agreed between the Government and Telecom. Those Undertakings were finalised and took effect from 31 March 2008. The Undertakings also established an Independent Oversight Group (IOG) to independently monitor Telecom's compliance with the Undertakings on an ongoing basis. The IOG has five members, three of whom (including the chair) are independent of Telecom. The IOG, independent of Telecom and the Commission, has the ability to investigate particular compliance issues and form its own view on the totality of Telecom's Undertakings compliance (see **Governance - Independent Oversight Group**).

Overview of competition law

The Commerce Act 1986 (the Commerce Act) prohibits various forms of restrictive trade practices in New Zealand. These include entry into contracts, arrangements or understandings that have the purpose, effect or likely effect of substantially lessening competition in a market. Price-fixing and resale price maintenance are deemed to have the effect of substantially lessening competition and are therefore prohibited by the Commerce Act. After investigation, enforcement may occur through litigation taken by the Commission. Any person who has a substantial degree of market power is also prohibited from taking advantage of that market power for an anti-competitive purpose. The Commerce Act further prohibits the acquisition of the assets or shares of a business that will substantially lessen competition in a market.

The Commission is responsible for determining whether or not to 'clear' business acquisitions through a voluntary clearance regime and by reference to a substantial lessening of competition test. It may authorise a restrictive trade practice or business acquisition if the public benefits of the practice or acquisition outweigh any substantial lessening of competition.

Issues managed by the Government

As well as the UFB and Rural Broadband Initiatives, spectrum (through the Radiocommunications Act 1989) and universal service obligations (through the TSO deed) are managed by the Government.

The constitution of Telecom contains obligations requiring Telecom to ensure the availability and affordability of basic telecommunications services for New Zealanders (the Kiwi Share Obligations). Aspects of the Kiwi Share Obligations were re-negotiated in 2001 at the time of the implementation of the Telecommunications Act and when a TSO framework was put in place where Telecom's costs to supply certain telecommunications services that may not otherwise be supplied on a commercial basis are met by contributions levied on the industry participants.

The Kiwi Share Obligations were subsumed in a deed between Telecom and the Crown, which records the following obligations on Telecom:

- To charge no more than the standard rental for local consumer telephone service (increased consistently with the Consumer Price Index (CPI)) as it was at 1 November 1989 unless overall profitability of Telecom's fixed business is unreasonably impaired;

- To provide a local free calling option for local consumer telephone service (including voice and dial-up data services) to be maintained for all Telecom consumer customers;

- To ensure that line rental for local consumer telephone service in rural areas will be no higher than the standard rental, and Telecom will continue to make a local consumer telephone service widely available; and

- To meet certain minimum network quality standards.

To date, the Commission has determined the annual calculation of the TSO cost. That amount is then shared between industry participants in accordance with their share of liable revenue. The Commission is currently considering the TSO cost calculations for 2009 and has issued determinations for 2005, 2006, 2007 and 2008, in respect of which Telecom and Vodafone have both appealed and sought judicial review. The TSO net cost for the industry in 2007 was determined to be NZ$61 million and, for 2008, it was determined to be NZ$58 million. The Commission has taken an approach to modelling, where new competing technologies are not introduced, and the systematic capital risk is determined to reduce. These

changes have caused a reduction in the WACC, which is used to determine the TSO calculations.

The Commission is currently consulting on WACC methodologies as they relate to all electricity and other regulated industries and Telecom is participating in that process.

The Government released a discussion document on TSO reforms on 29 September 2009, in which it proposed that Telecom be required to continue providing the key elements of the local service TSO (ie, residential access is continued to be made as widely available, increases are limited to CPI, free local calling and emergency 111 service continue). However, the Government proposed a change in the methodology used to assess the compensation Telecom receives for providing the local service to commercially non-viable customers. The Government proposed a new methodology, which takes into account the costs and benefits Telecom receives from providing local service to viable and non-viable customers at a national level. Based on this approach the Government expects Telecom's loss to be zero for the foreseeable future. In future years, if Telecom considers there could be a loss, then it can apply for a loss calculation by the Commission.

In addition, the Government proposed introducing a new industry levy that would be used to pay for TSO charges (TSO charges are likely to still include the TSO deaf relay service that is estimated to cost between NZ$6 to NZ$8 million per annum), grants for upgrading the emergency calling services and for funding the RBI. Telecom submitted its response on these proposed reforms on 30 October 2009.

On 16 March 2010 the Government confirmed its proposal, including its expectation that it would collect NZ$48 million for TSO services and upgrades to the emergency calling services, which will be collected from telecommunications carriers as part of the TDL, which will commence in 2011. The Government expects to pass legislation in the 2010 calendar year to implement the changes to the current TSO funding mechanism. However, Telecom will continue to receive TSO compensation under the current regime for 2010.

Prior to 1 July 2010 Telecom received funding from the industry under the TSO regime, where Telecom was compensated for the cost of providing access to uneconomic areas. With effect from 1 July 2010, the removal of the TSO contributions and the recognition of the TDL will adversely impact Telecom's earnings by up to NZ$56 million when comparing 2010 to 2011. The business units that ultimately bear the cost of the TDL will be Telecom Retail and Gen-i.

Undertakings

The introduction of the Undertakings in 2008 created a significant change in Telecom's regulatory environment. The comprehensive set of Undertakings on operational separation were introduced on 31 March 2008 and represent a set of legally binding obligations. The Undertakings apply to 'relevant services', which are defined by reference to fixed network access services and wholesale fixed services.

The Undertakings:

- Provide for a robust operational separation of Telecom's fixed network into an access network unit (Chorus), a wholesale unit and retail units, all acting at arm's length from each other (and, in the case of the access network unit, on a standalone basis);

- Govern how Telecom provides certain services offered by Telecom's fixed network into an access network unit and wholesale unit;

- Provide for a staged implementation of equivalence of input requirements on key fixed network access and wholesale services with dated milestones. Some milestones are tracking milestones, which are not enforceable, while others are enforceable by the Commission. The staged implementation includes:

  - A migration plan for UCLL, UCLL co-location and UCLL backhaul to meet the equivalence of input standard. Various moves to self-consumption by Telecom business units are set out in binding milestones through to 31 December 2011. The migration plan in relation to the UCLL co-location enforceable milestone was met at 31 December 2008;

  - A migration plan for UBA and UBA backhaul services. This includes self-consumption to a particular standard by Telecom business units for services that are provided to new customers by 31 December 2009 and migration of all retail broadband customers by 31 December 2011 to a retail service consuming UBA as an input; and

  - As part of the transition to equivalence of inputs in December 2009, business-to-business gateways supporting equivalent business transactions were launched by Telecom. (Resale services have a different equivalence standard to equivalence of inputs. Other services have non-discrimination obligations.)

- Provide for significant acceleration of Telecom's FTTN (the installation of roadside cabinets and the installation of new fibre optic cable) and next generation network migration plans, including an enforceable requirement that all Telecom customers are migrated off PSTN services by 31 December 2020. To reach that end point, as with all migration plans in the Undertakings, the plan contains a number of tracking and enforceable milestones in the years leading up to 2020. On 30 June 2011, Telecom is to provide an additional binding migration plan including milestones for the period 2013 to 2015;

- Outline migration plans for resale services, high-speed network services, unbundled network services (over Ethernet), unbundled partial circuit, ISDN services, outlier broadband services, One Office services and other legacy data services;

- Allow for the situation where a material change in circumstances may make it practicable to improve or accelerate milestones in the Undertakings: Telecom is then to propose a variation of the migration plan to the Commission to give effect to that improvement, with consequential changes (such a variation requires Commission consent); and

- Require the IOG to monitor and report on Telecom's compliance with the Undertakings.

In some specific areas, the Commission is given approval or consent roles under the Undertakings. Formal variations of the Undertakings themselves may be made at the request of the Commission, the Minister or Telecom. Any variation must be agreed between the Minister and Telecom or, if not agreed by Telecom, the Minister may amend the operational separation determination that sets the requirements for the Undertakings or make a further determination. Telecom must then prepare a variation to the Undertakings and the process as for the original Undertakings is largely followed.

Variations to Undertakings

Telecom requested a variation of the Undertakings to facilitate more efficient delivery of services to its wholesale customers and this was granted in June 2009. This variation altered the dates by which Telecom must meet certain tracking and enforceable milestones for some services but it will not affect the concept of phased implementation of equivalence of inputs described above.

The Undertakings require Telecom to upgrade its shared information systems to prevent inappropriate access to Telecom Wholesale and Chorus' confidential customer information. This requires significant work, including logical data separation. A variation to the timeline for compliance for all systems was granted in November 2009. The variation has extended the overall deadline for achieving data compliance to 30 September 2010 but created new tracking milestones for achieving data compliance on a group of named systems by 31 December 2009, a further group of named systems by 30 June 2010 and the remainder by 30 September 2010. In addition, the variation created an exemption from technical separation for a small group of systems. Finally, the variation included a requirement that Telecom's reporting on future milestones be extended to be more forward-looking.

In December 2009, Telecom submitted a third variation request that sought to defer by 12 months a small number of enforceable milestones that require Telecom to complete some equivalence 'building blocks' using new IT systems. Telecom proposed that it would meet these milestones using existing systems in the interim. The variation request was approved in May 2010. Telecom has also made a fourth variation request as described in **Variations to Undertaking-UFB**.

Under the Undertakings, after 31 December 2009, Telecom may ask the Commission to undertake a review, and provide a report to the Minister, copied to Telecom, on Telecom's performance under the Undertakings and the workability of the Undertakings. After 31 December 2011, Telecom may ask the Commission to undertake a review and provide a report to the Minister, copied to Telecom, on Telecom's performance in relation to its governance, information sharing and policy participation reporting obligations under the Undertakings, including a recommendation on whether any of those obligations should be reduced. Telecom's Undertakings have been in force for approximately two years.

Variations to Undertakings – UFB

In May 2010 Telecom submitted a fourth variation request, which seeks to pause or remove a number of enforceable migration milestones in light of the Government's UFB initiative. Accordingly, Telecom has made the following requests until certainty under the UFB initiative is known:

- A pause on Telecom's obligation to migrate its existing retail broadband customers onto a new broadband product that consumes a UBA service from Telecom Wholesale;

- The removal of the requirement to migrate 17,000 telephone lines from the PSTN platform to a primary line VoIP service consuming Wholesale broadband inputs by December 2009; and

- A pause on the obligation for Telecom to complete some equivalence 'building blocks' using new IT systems. Telecom has proposed that it will continue to meet these milestones using existing systems in the interim.

A public consultation process has occurred and Telecom awaits a response on this request.

In the United Kingdom, British Telecom (BT) can seek both variations and exemptions from its operational separation undertakings. After two years of British Telecom's undertakings taking effect, BT had been granted approximately 21 exemptions and 12 variations relating to its operational separation undertakings.

IOG

The IOG is required to report annually on Telecom's compliance with its obligations under the Undertakings. For more information on the IOG (see **Governance – Independent Oversight Group**), or to view a copy of its annual report on Telecom's compliance, go to: www.iog.org.nz.

On 27 August 2009 the IOG released a final decision in which it found that Telecom's Wholesale Loyalty Offers were in breach of the obligation not to discriminate between service providers, reversing an interim decision concluding there was no breach. The Commission then investigated this matter to determine whether there had been a breach and whether to take any enforcement action.

Commission action in respect of this matter was settled in July 2010 (see financial statements – note 26).

On 28 June 2010 the IOG released a decision in which it found that the term and volume discounts that formed part of Telecom Wholesale's High Speed Network Service (HSNS) were not in breach of the Undertakings (the obligation not to discriminate). The decision was issued in response to a complaint from Vector Communications that the HSNS term and volume discounts were discriminatory.

Accounting separation

The Commission is able to require Telecom to prepare and disclose information about Telecom's operation and behaviour of all or any of its network, wholesale or retail business activities as if those activities were operated as independent and unrelated companies. This information, which is made publicly available, is intended to inform a wide audience about the relevant Telecom business activities and provide improved transparency, identify any cross-subsidies and encourage non-discrimination and, in doing so, it complements the non-financial reporting required by the Undertakings.

On 25 March 2009, the Commission issued the accounting separation information disclosure requirements for the financial years ending on 30 June 2009 and 30 June 2010. Under these requirements, Telecom is required to publish separate financial and other information about its retail, wholesale and network business activities.

Telecom's regulatory financial statements and regulatory reporting manual were published on 18 December 2009 and, in 2010, the Commission published a 'Summary and Analysis' of the 2009 regulatory financial statements and the draft Telecom accounting separation information disclosure requirements. Following a consultation process, the Commission released, in May 2010, its final requirements for the regulatory financial statements and regulatory reporting manual, including selected product disclosures for 2010.

Telecom will publish its regulatory financial statements and reporting manual for 2010 at the end of the 2010 calendar year.

Regulatory determinations on access to, and prices for, regulated fixed services

The following regulatory determinations and investigations are currently in place or pending. Earlier determinations relating to the resale of retail services and PSTN interconnection have expired.

UCLL, UCLL co-location and UCLL backhaul

The UCLL service requires Telecom to rent the copper from Telecom's exchange to an end-user's building to access seekers. Access seekers can then connect the end-user's local loop to their own equipment and use their own network to provide services, such as broadband, to their customers. In its UCLL standard terms determination, the Commission de-averaged prices for urban and non-urban exchanges. This means that the monthly rental for an urban exchange is different from that of a non-urban exchange. The charge for a new connection also differs depending on whether a site visit is required.

The UCLL co-location service allows access seekers to access Telecom's exchanges for the purposes of providing access to, and interconnection with, Telecom's unbundled copper local loop network. In the UCLL co-location standard terms determination, the Commission adopted three geographic monthly rental price zones. The monthly rental price is based on zones that are determined based on urban and non-urban areas.

Both the UCLL service and the UCLL co-location service have pricing based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. No party sought a final pricing determination, which would require that the price be revisited using a total service long run incremental cost methodology (TSLRIC) approach.

There are a number of mechanisms in the Act available for the Commission, on its own initiative, to review the terms of a standard terms determination or for parties to apply to the

Commission. The review mechanisms are: a review of a standard terms determination, a residual terms determination (which allows Telecom and an access seeker to adjust the standard terms determination between themselves), a clarification, or a reconsideration (where there has been a material change of circumstances or the determination was made on the basis of false or misleading information and it was material).

In June 2008 the Commission determined the price and non-price terms for UCLL backhaul. This pricing is also based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure based on distance bands and data transmission speeds. No applications were made for a final pricing determination using a TSLRIC approach.

For UCLL backhaul, the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. The Commission completed its most recent application of the competition test to determine which links should be included in the regulated service in December 2009. Two further links were classified as competitive. The Commission is currently considering how the competition test is implemented while carrying out its third competition assessment of UCLL backhaul. The Commission is currently undertaking a further competition review.

Uptake of UCLL services continued to gain momentum during 2010 as Telecom opened further exchanges to competitors for broadband and telephone services. These moves by Telecom's competitors further increase competition and consumer choice in the New Zealand telecommunications market with the likely effect of lowering overall sales prices and resulting margins.

Sub-loop unbundling, sub-loop unbundling backhaul and sub-loop co-location

The sub-loop unbundling (sub-loop UCLL) service requires Telecom to lease to access seekers the copper from its cabinet to an end-user's building. The Commission released its final standard terms determination for the sub-loop UCLL service and the related co-location and backhaul services in June 2009.

The initial pricing approach for these sub-loop services is the same as for the UCLL family of services set out above. The Commission determined an urban and non-urban monthly rental for the sub-loop UCLL service. The monthly rental for the sub-loop co-location service is based on the recovery of Telecom's cabinet cost. An access seeker must pay the portion of the cabinet cost that reflects the proportion of occupied space that its active equipment uses in that cabinet. The monthly rental charge is calculated on a cabinet-by-cabinet basis. Finally, the Commission determined that Telecom must provide a 1Gbps Ethernet backhaul service.

The monthly rental for the sub-loop backhaul service is set in accordance with a fibre-based pricing model where the monthly charge is determined by dividing the average cost of providing fibre links between the cabinet and the exchange by the number of fibres used at that specific cabinet and adding the cost of Telecom active equipment in the exchange. The

charge is calculated on a cabinet-by-cabinet basis. On release of the decision, many operators publicly stated that they would not take sub-loop unbundling.

No applications were made for a final pricing review determination using a TSLRIC approach.

UBA and UBA backhaul

An unbundled bitstream service has been regulated in some form since 2004. In 2007 the Commission regulated one full-speed basic unbundled bitstream access (UBA) service and three full-speed enhanced UBA services (which provide real-time capability). The Commission set an averaged price for the basic UBA service with a benchmarked uplift for enhanced UBA services. The Commission also set an uplift for naked UBA services (UBA services without a voice service attached), which reflects the de-averaged UCLL pricing. These prices may put some downward pressure on Telecom's upper end full-speed broadband services. The pricing methodology for the services is the retail price minus a discount, benchmarked against discounts in comparable countries that apply retail price minus avoided cost-saved pricing in respect of the service. For naked UBA services, there is a contribution to all or any of the costs of Telecom's local loop network that would usually be recovered by Telecom from an end-user of its local access and calling service, as determined by benchmarking against comparable countries, unless the Commission considers that the price already takes into account all of the relevant costs.

In June 2008 the Commission determined the price and non-price terms for the UBA backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure based on distance bands and data transmission speeds. All transmission links are regulated as there is no reference to a competition test before regulation is imposed. This contrasts with the position for UCLL backhaul. No applications were made to review the price using a TSLRIC approach.

In June 2010 the Commission announced that it was commencing a review of the competition test for UBA. The competition test, which applied from December 2009, allows the Commission to consider whether Telecom faces competition in the market for the provision of UBA. The Commission is currently seeking information from relevant parties to inform its review.

In January 2010 a number of access seekers wrote to the Commission raising concerns with the price that Telecom Wholesale proposed to charge for UBA when it was taken in conjunction with the Chorus sub-loop extension service (SLES). The Commission issued a draft clarification of the UBA standard terms determination in May 2010, proposing that Telecom should charge the 'clothed' UBA price when access seekers were also purchasing SLES from Chorus. Telecom submitted on the draft clarification in June 2010 and cross-submitted in July 2010. Telecom is awaiting next steps.

Clarifications, reviews and ongoing price adjustments of the UBA and UBA backhaul services continue to occur. In April 2010, the Commission confirmed that VDSL services that fall outside the regulated UBA service are not subject to the regulated terms and can be priced on a commercial basis.

Determination on local and cellular number portability

In August 2005, the Commission issued a determination on the delivery of number portability by the telecommunications industry. The Commission mandated that all parties to the determination must support (where relevant) local telephone number portability and mobile telephone number portability. Number portability was launched on 1 April 2007. Number portability has had some, but not significant, impact to date. The number portability determination expires on the earlier of 19 December 2010 or the date the service ceases to be a designated multi-network service under the Act.

Resale services investigation

On 25 September 2009, following a request by Telecom, the Commission announced that it would commence an investigation into whether the services Telecom provides to other telecommunications companies to be resold should be deregulated. Retail services, such as Home Line, are offered by Telecom to wholesale customers to resell at a discount to the retail price. The investigation will examine whether regulation should be removed or amended to streamline the number of services covered. The Commission gave public notice of the commencement of the investigation on 1 October 2009 and is now in the process of seeking further information on the state of competition in the relevant markets. The Commission called for submissions on Telecom's position on resale-deregulation in May 2010. The Commission expects to release a draft report in August 2010.

Regulation in relation to mobile services

On 14 December 2007, the Commission released its final report on mobile co-location, which recommended that the price for the mobile co-location service should not be designated (ie, that the service remain as one for which the price cannot be determined by regulation). On 11 December 2008, the Commission made a final determination setting out the non-price terms on which parties could co-locate on each other's towers. In particular, it set the levels of interference that co-locators are able to cause existing operators (which was set at 0.5dB), when existing operators could be required to minimise or replace antenna and what space existing operators could forecast for future use. It also detailed the service levels for the service and the penalties that would be incurred if operators did not meet those service levels. The Commission's determination has been implemented and the service is available to the rest of the industry.

In September 2008 the Minister asked the Commission to commence a new investigation into whether the national roaming service should be price regulated. In August 2009 the Commission announced that it was deferring the commencement of its investigation until after it had finalised its investigation into whether mobile termination access services should be subject to regulation. Telecom will make submissions once the Commission commences its investigation.

Mobile termination rates

In May 2008, the Commissioner wrote to telecommunications service providers to advise them that he was considering commencing an investigation into whether to recommend to the Government that a new regulated service be added to the Act regarding mobile-to-mobile and text message termination services. The Commission released an issues paper on 8 August 2008 and sought submissions by 5 September 2008. On 6 November 2008 the Commission announced that it would commence an investigation into whether mobile termination access services (incorporating mobile-to-mobile voice termination, fixed-to-mobile voice termination and short-message-service termination) should become regulated services under Schedule 1 of the Act. In January 2009, Telecom, Vodafone and 2degrees submitted undertakings under Schedule 3A of the Act, as an alternative to the Commission proposing a regulatory change.

The Commission released its draft determination on 30 June 2009 proposing to reject the undertakings and recommend regulation. The Commission's preliminary view, based on its overseas benchmarks, was that the initial cost-based termination rates in 2009 should be 7.2 cents per minute for mobile voice calls (as compared to 15 cents per minute) and 0.95 cents per text/SMS message, with these rates reducing to 3.8 cents per minute for mobile voice calls and 0.5 cents per text/SMS message by 2015.

The Commission then provided an additional opportunity for undertakings, together with some guidance as to what rates it might accept from a commercial perspective. Telecom and Vodafone submitted undertakings, which were aligned except that Vodafone's undertaking proposed to delay the start of its incremental reduction in rates to 31 October 2010. Telecom subsequently resubmitted its undertakings to align the start dates. In February 2010 the Commission made a recommendation to the Minister to accept the undertakings in lieu of regulation.

The Minister sought further submissions on the Commission's recommendation. On 20 April 2010, the Commission invited the Minister to take into account Vodafone's new on-net pricing plans, on the basis that the new plans had the potential to affect the Commission's recommendation. On 26 April 2010, the Minister asked the Commission to reconsider its recommendation. The Commission released a draft reconsideration report in mid-May 2010 and, following consultation, a final reconsideration report in June 2010. The reconsideration report recommended regulation of mobile termination rates. On 4 August 2010, the Minister accepted the Commission's recommendation to regulate mobile termination rates. The Minister expects that the legislative changes required to implement the regulation will be in place by mid to late September. The Commission then expects to commence a standard terms determination shortly thereafter.

Trans-Tasman mobile roaming

In May 2010, the MED and Australia's Department of Broadband, Communications and the Digital Economy released a discussion paper on trans-Tasman mobile roaming rates and pricing transparency. Telecom made submissions on the discussion document in July 2010. The MED has not yet indicated the next steps that it intends to make.

Telecommunications Carriers' Forum and codes

The Act also provides for an industry forum to be established for the purpose of preparing industry codes for approval by the Commission. Following the changes to the Act in 2006, the Telecommunications Carriers' Forum (TCF) has played an expanded role in working with the industry and alongside regulatory initiatives. A number of codes are in place. Codes may subsequently be submitted to the Commission for approval. An approved code is enforceable under the Act. The Commission also has the power to prepare codes on its own initiative.

The TCF is currently preparing a number of codes (including in respect of technical standards for the UFB initiative, IP Interconnection, and emergency calling services) and Telecom is actively involved in the TCF's work on these matters.

Monitoring and studies

The Commission has broad power to conduct investigations, studies and inquiries. These will result in published reports and may or may not result in further regulatory processes.

In March 2008, the Commission commenced a study under Section 9A of the Act into Next Generation Networks. The objective of the study was to establish an understanding of the opportunities and challenges of investment in Next Generation Networks. The Commission issued a report in May 2009 indicating that it would undertake further work on regulatory principles, IP interconnection and monitoring demand for NGN services. The Commission also issues regular monitoring reports.

Spectrum

Telecom currently holds spectrum management and licence rights and the Government's current policy is to offer the opportunity to renew rights approximately five years before existing rights expire. The offer to incumbents will be based on a price-setting formula that is intended to estimate the market value of the spectrum. Where the formula cannot be applied, the Government intends to hold an auction.

Telecom currently holds the following spectrum management rights: 2x15MHz in the 850MHz spectrum; 2x25MHz of 1800MHz spectrum; 2x15MHz of 2.1GHz spectrum; 2x20MHz of 2.5GHz spectrum and 2x7MHz of 3.5GHz spectrum.

Telecom holds licence rights (spectrum licences) for periods from five to twenty years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

Telecom also holds approximately 7,000 radio apparatus licences relating to frequencies that have not yet been brought under the new regime. These licences are usually issued annually, and renewed automatically, although there is no statutory right to renewal.

The Minister of Telecommunications has confirmed spectrum will be available in the 700MHz spectrum range for new cellular technologies when television becomes fully digital. It has designated 112MHz (694 - 806MHz) for new cellular technologies. The MED is currently undertaking the next phase of planning, which is to finalise a technical frequency plan suitable for the usage and, following that, it will determine the process for allocating the spectrum.

The MED is also consulting on whether it should place studio to transmitter links next to Telecom's 825 - 840MHz spectrum. Telecom is working with the MED to ensure this will not cause interference to Telecom's networks.

Enforcement

The Commission investigates complaints about alleged breaches of the Commerce Act. Private persons can also bring actions under the Commerce Act. The maximum penalty for companies is the greater of NZ$10 million, three times the value of the commercial gain (where this can be readily ascertained) or up to 10% of turnover (where the commercial gain cannot be readily ascertained). Individuals involved in a prohibited practice are liable for a penalty of up to NZ$500,000. There is a statutory presumption that a penalty will be sought from the individual(s) who engaged in the anti-competitive conduct. Companies are prevented from indemnifying staff and directors in respect of liability for price fixing.

Recent material proceedings brought by the Commission against Telecom are detailed in note 26 to the financial statements.

Following the 2006 amendments to the Act, the Commission may take action in the courts in relation to breaches of regulatory matters and/or the Undertakings. Telecom may be subject to large fines of: up to NZ$10 million where Telecom has failed, without reasonable excuse, to comply with the Undertakings (with the potential for additional pecuniary penalties for each day or part of a day during which the breach continues of up to NZ$500,000); up to NZ$1 million for each breach of the accounting separation provisions (with the potential for an additional pecuniary penalty for each day or part of a day during which the breach continues of NZ$50,000); and up to NZ$300,000 in any other case (with the potential for an additional pecuniary penalty for each day or part of a day during which the breach continues of NZ$10,000). Under this regime, Telecom's compliance costs have increased.

The Fair Trading Act 1986 prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards. Civil and criminal proceedings may result.

The Consumer Guarantees Act 1993 provides rights of redress to consumers against suppliers and manufacturers of goods and services, in respect of any failure to comply with guarantees given, or deemed to be given, by the Consumer Guarantees Act.

Other

Interception capability on networks and services

The Telecommunications (Interception Capability) Act 2004 (the Interception Act) aims to ensure that:

- Government surveillance agencies can effectively carry out interceptions of telecommunications under lawful interception warrants and authorities;

- Interception requirements do not create barriers to the introduction of new or innovative telecommunications technologies; and

- Telecommunications network operators and service providers (as those terms are defined in the Interception Act) have the freedom to choose system design features and specifications that are appropriate for their own purposes.

Network operators must ensure that every public telecommunications network that they own, control or operate and every telecommunications service that they provide in New Zealand has interception capability that meets the requirements of the Interception Act.

The Minister of Justice may exempt a network operator from these requirements if this Minister considers that there are special circumstances (for example, a pilot trial of a new network or telecommunications service) that justify granting an exemption. Telecom's compliance costs are high and could be further increased through legislative changes in this area.

If a network operator or service provider does not comply with their obligations under the Interception Act, the High Court may make a compliance order requiring that person perform a specific undertaking to cease a specified activity. Contravention of a compliance order can result in a financial penalty of up to NZ$500,000 and, in the event of a continuing contravention, NZ$50,000 for each day that the contravention continues.

Australian regulatory environment

Overview

The principal legislation in Australia in relation to telecommunications is the Telecommunications Act 1997 (the Australian Telecoms Act) that aims to provide a regulatory framework that promotes the long-term interests of end-users and the efficiency and international competitiveness of the Australian telecommunications industry.

Regulatory bodies

The Australian Communications and Media Authority (ACMA) oversees technical and consumer aspects of the industry. It is the primary regulator responsible for radiocommunications and telecommunications standards and is responsible for managing radio frequency spectrum (under the Radiocommunications Act), managing carrier licensing, consumer and technical issues relating to telecommunications and for enforcing the Australian Telecoms Act.

The Australian Competition and Consumer Commission (ACCC) is responsible under the Trade Practices Act for administering the:

- General competition law regime;

- Consumer protection regime;

- Industry-specific access regime; and

- Anti-competitive conduct and record keeping rule regimes.

The Australian Telecommunications Industry Ombudsman (TIO) is an industry body established to provide a dispute resolution forum for complaints from consumers and small business users. All carriers are required to be members of the TIO, which is funded through charges levied on its members.

Industry self-regulation is also encouraged. The key self-regulatory body is Communications Alliance, which develops industry codes of practice. Codes may be registered with the ACMA. The ACMA may enforce registered industry codes and may impose industry standards if self-regulation fails.

Declared services

The Trade Practices Act 1974 (the Trade Practices Act) contains an industry-specific regime for access to declared telecommunications services. Services can be declared by the ACCC following a public inquiry. Where a service is declared under the Trade Practices Act, the ACCC is required to release pricing principles for that service.

Regulation of industry participants

There is no limit on the number of carrier licences that may be issued by the ACMA. As a general rule, there is no time limit on a licence. Subject to the payment of an annual charge, a licence will continue to be in force until it is surrendered or cancelled.

As an alternative to obtaining a licence, a carriage service provider may operate network units by obtaining a nominated carrier declaration from the ACMA, which involves the nominated carrier assuming the licence responsibilities in relation to specified network unit(s) owned by a non-carrier.

Carriage service providers are not required to be licensed or registered but they must comply with the service provider rules contained in the telecommunications legislation, including compliance with minimum standards and, where they supply the standard telephone service, to provide un-timed local calls and directory assistance and to be members of the TIO scheme.

Content service providers are subject to only minimal regulation, under the Australian Telecoms Act, but are subject to a wide variety of restrictions in relation to ownership and local content, among other things, under the Broadcasting Services Act 1992.

AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

A number of other regulations apply specifically to Telstra but have an impact on the remainder of the industry. Under the Telecommunications (Consumer Protection and Service Standards) Act 1999, Telstra can be subject to price controls made by the Minister for Broadband, Communications and the Digital Economy. On 24 June 2010, this Minister made a new price control determination extending existing price controls out to 30 June 2012 (with the provision for a rollover subject to any contrary determination to 30 June 2013). Under these controls a basket of line rental and calls is limited to an absolute freeze in nominal terms, while residential line rental is limited to a CPI increase (which is an absolute freeze in real terms).

Competition

Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime and also to a telecommunications-specific regime contained in the Trade Practices Act. Under the telecommunications-specific regime, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a telecommunications market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market or breaches certain other of the general competition law prohibitions. A competition notice may be issued by the ACCC stating that a particular carrier or carriage service provider has contravened or is contravening the competition rule. Substantial financial penalties apply to breaches of the competition rule when a competition notice is in force.

Number portability

Local number portability has been available to all carriers since 1999. Customers can keep their local numbers when changing service providers. Mobile number portability has been available since 2001. Portability of Freephone (1800) and National Rate (13) numbers has been available since 2000.

ACCC pricing of fixed line services

The ACCC has extended the existing indicative prices through to 31 December 2010 of all fixed line declared services (ie, wholesale line rental (WLR), local carriage service (LCS), PSTN originating and terminating access (PSTN OTA), unconditioned local loop and line sharing service). AAPT agreed alternate pricing with Telstra for the supply of WLR, LCS and PSTN OTA until the middle of the 2010 calendar year and is currently negotiating pricing to apply from 1 July 2010. The ACCC has commenced a process for determining pricing principles and indicative prices for the period commencing 1 January 2011.

The Australian national broadband network and regulatory reform process

The Australian Government has announced a national broadband network (NBN) initiative whereby an entity has been established that will invest up to A$43 billion to build and operate a wholesale-only, open access NBN. The NBN will deliver fast broadband services by providing FTTP to 93% of premises across Australia with the remaining 7% of premises in more remote parts of Australia being served by wireless and satellite technologies.

The Australian Government has also released two exposure draft bills for public comment relating to NBN Co (the government funded entity, which will build, own and operate the NBN). These bills establish the regulatory regime under which NBN Co will be permitted to operate. It is expected that these bills will be significantly amended to incorporate some of the issues raised in industry submissions on draft bills and the recommendations made in the NBN Implementation Study commissioned by the Australian Government. This initiative could be subject to change if there is a change of government in Australia in the 21 August 2010 elections.

The Australian Government has introduced a Competition and Consumer Safeguards Bill into Parliament which, among other things, provides for Telstra to voluntarily structurally separate or be functionally separated and replaces the negotiate/arbitrate access regime with one where the ACCC can make upfront binding access determinations. Telstra and NBN Co have recently announced a non-binding financial heads of agreement which provides for Telstra to make its infrastructure (including pits, ducts and backhaul fibre) available for use by NBN Co and for Telstra to progressively migrate customers from its copper and pay TV cable networks to the NBN. Telstra estimates that if the transaction is completed it would deliver Telstra a post-tax net present value of approximately A$11 billion. The Australian Government is not a party to the heads of agreement but the Australian Prime Minister has given Telstra written confirmation that Telstra would be able to bid in the upcoming Long Term Evolution wireless spectrum auctions should the transaction be completed. Very little detail has been made publicly available about the heads of agreement but it is not expected to have any significant impact on the drafting of the Competition and Consumer Safeguards Bill or on industry lobbying for the passage of the bill as soon as practicable.

United States regulatory environment

Telecom is subject to the rules and policies of the United States' Federal Communication Commission (FCC) relating to its international telecommunications services. Pursuant to its authority under Section 214 of the Communications Act of 1934, as amended, the FCC has authorised Telecom to operate in the US to provide international telecommunications services via its wholly owned subsidiary, Telecom New Zealand (USA) Limited.

Presently, the FCC regulates Telecom as a dominant carrier on the international routes between the US and New Zealand and between the US and the Cook Islands, and as a non-dominant carrier on all other international routes. As a dominant carrier between the US, New Zealand and the Cook Islands, Telecom is required to provide services in the US via its wholly owned subsidiary, Telecom New Zealand (USA) Limited, which must maintain separate books and accounts from those of Telecom and is also required to comply with certain reporting requirements in relation to its dominant carrier status, including the filing of quarterly traffic and revenue reports, circuit status reports and reports summarising the provisioning and maintenance of all basic network facilities and services procured from any foreign affiliated companies.

Our people

Telecom continues to enjoy and celebrate a talented and high performing team, great at their jobs, smart at what they do, relentlessly trying to do their best for customers and Telecom's many stakeholders.

Telecom is transforming to become a values-led organisation and has clearly identified one of these values as 'People Drive our Success'. Telecom has gained significant momentum throughout 2010 in building a ONE Telecom approach with its people, adopting and adapting the cultural pillars of its divergent businesses and moulding the behaviours of its people to represent the human face of Telecom's business to its customers, stakeholders and shareholders.

Investment in Telecom's most valuable resource

One of the key reasons people thrive at Telecom is that they are given the opportunity to grow their skills and capabilities on a daily basis. Telecom continues to invest in learning, and committed some NZ$21 million in learning-related activity in 2010, and it wants to do more. Currently Telecom is reviewing how learning is delivered across the business and believes it can become more effective in the design and delivery of learning, adopting best practice blended learning programmes that will deliver outcomes specific to the learner, and the needs of the business.

Telecom has advanced its graduate programmes across the Group as it focuses on this critical source of talent for the future. In addition to the Leadership and Technical graduate programmes, 2010 saw the initiation of a finance graduate programme, where finance graduates will rotate across the business over a three-year programme as they gain their qualifications to become chartered accountants. These graduates are supported by mentors within the business and also study towards their accounting qualification during their rotation. This programme saw six graduates join in 2010 and another four to join in 2011.

Telecom has introduced a structured approach for leadership at all levels in the organisation. Telecom's pinnacle programme (the 'Leadership Development Programme') is now in its seventh year, and has been specifically designed for Telecom in conjunction with Waikato University in New Zealand and the University of Queensland Business School in Australia. This year-long programme is designed to enhance the leadership skills of experienced managers to develop and enhance self-awareness, strategic thinking and networking skills, as well as sharing the latest thinking in leadership strategies. Telecom also has embarked on a `People Leader Programme', where over 1,100 leaders are working through the development of their skills against agreed leadership competencies. This programme is designed specifically to build their goal setting, coaching and feedback capabilities and includes the development of behavioural assessment techniques for Telecom's leaders, with the outcome focused on better guidance, motivation and support for all its people. In addition, Telecom's Sales and Service Academy programmes are now well established in its effectiveness in the development of critical sales capabilities.

Excellence together

Telecom enjoys the privileged position of being one of New Zealand largest employers. It enjoys a multi-generational, multi-cultural and diverse workforce and strives to acquire and develop the best talent available. Clearly smart people enjoy working with smart people, and the calibre of Telecom teams provides a healthy dose of self measurement, growth and competition. Telecom is committed to developing even better resources to enable the seamless and timely identification of expertise and development of Telecom people and are designed to enable them to excel in their careers.

Telecom also understands the strong linkage between employee engagement and performance of the organisation. It continues to measure this critical indicator across a matrix of categories and business units to ensure it understands the strengths, weaknesses and opportunities that exist in its pursuit of employer of choice status. This year, it was pleasing to again deliver strong engagement results across the business (see **Corporate Responsibility** for the engagement results).

Telecom's challenge continues to be on how it 'taps' the creativity, talent, wisdom and experience focused on providing better service and experiences for its customers. During August through October, Telecom staged a first-of-a-kind, online collaborative event where the entire company worked on its biggest cultural transformation agenda item – our Values. Approximately 70%, or 5,000 of Telecom's people (including the CEO) joined in over the three-day, real time, event submitting over 1,200 new ideas, commenting and building on others, all focused on Telecom's values and the behaviours Telecom would agree to live by moving forward. The output of this 'Values Jam' was then distilled across the business. In 2010 these values-based behaviours were also included in Telecom's people's performance and development plans.

Opportunities abound

Telecom's breadth of operations means it is able to offer opportunities to its people to pursue diverse career options across the organisation. This year saw another milestone with the design and implementation of 'Project: You' – a career diagnostic programme allowing all staff to assess their current skills and career progression, combined with access to professional internal career coaching. This programme will help guide career decision-making and create more visibility around what jobs and career paths are available across Telecom. All vacant roles are advertised internally before external candidates are sought, and up to 60% of roles are filled by internal candidates. Many of the roles are also filled via referrals from existing employees.

Agility and wellness

Telecom has also embarked on another significant cultural shift across the business, to build a more balanced and agile workforce. Its people already adopt flexible working solutions ranging from flexi-hours, part-time work and job sharing, to working from home, remote working and special leave arrangements to accommodate personal commitments and changing life circumstances. Collaboration zones, flex and free work spaces, clean desk design and healthy nutrition choices are all being incorporated into new and refurbished Telecom building locations around the country over the next year.

Telecom also recognises that the wellness of its people is critical to both maintaining work/life balance and experiencing a fulfilling career. This year, Telecom extended its wellness programme from selected business units, to participation across the Group. The 10,000 Steps Challenge, where teams across the business were encouraged to 'virtually walk around New Zealand' by taking at least 10,000 steps per day, was a fantastic success. Participants reported increased fitness, sustained energy improvement, great team cohesion and increased motivation.

Telecom's Team Play programme provides sponsorship to groups of people who work for Telecom and who want to get active. Last year, Telecom supported almost 1,000 of its people playing sporting activities, such as indoor netball, touch rugby, tennis, soccer, indoor cricket and more.

Facing the challenges

In what has been a particularly challenging year for the business, it has been Telecom's people who time and again have tested and proven their mettle against the largest of the challenges. Telecom has faced increased competitive activity, daunting regulatory delivery obligations, high profile network outages and business transformation necessities, many of which have been played out in open forums across New Zealand. Telecom people continue to respond with care, resilience, diligence and passion for its business and its customers. Telecom also has further increased its focus on individual performance over the last period, to now also measure and reward the behaviours demonstrated by its people in their day-to-day activities and interactions. Telecom believes strongly that 'how' people work is just as important as 'what' they achieve – a concept that has been well embraced by Telecom this year.

Fit for purpose

It is clear that the shape and nature of the telecommunications industry in New Zealand is facing profound change. Telecom is challenging itself to become the organisation that is ready and 'fit-for-purpose' to take advantage of these changes. Telecom's people are engaged and working hard on solutions for its customers, product and service portfolios, organisation structures and designs. Clearly there is uncertainty in Telecom's future, and already steps are being taken to simplify the business – no doubt there will be impacts on the people in 2011, but Telecom remains committed to the highest standards of professionalism and care as it charts its course forward.

Health and safety

Telecom is committed to providing a safe and healthy environment for employees, customers and suppliers at all work places and in Telecom's work practices. Telecom has a comprehensive ongoing health and safety programme and maintains a good record for safety.

Telecom's New Zealand operations have been an Accredited Employer under the New Zealand Accident Compensation Corporation 'Partnership Programme' since 2000. This entitles Telecom to take responsibility for managing workplace injuries in return for it bearing the costs. The company's Health and Safety Programme, together with its membership of the Partnership Programme, has produced impressive results, eg, the number of work-related injuries per 100 employees is approximately 60% less than what it was 10 years ago and 30% less than what it was five years ago

Restructuring

On 15 April 2010, Telecom announced to its employees its intention to reduce its headcount due to the economic downturn, the regulatory environment which Telecom operates in and slower than predicted growth in mobile revenues. This restructure has resulted in a headcount reduction of approximately 200 employees, the majority of which had been advised that their roles were made redundant and the redundancy terms offered as at 30 June 2010.

Corporate Responsibility

During 2010, Telecom further developed its approaches to Corporate Responsibility (CR). Telecom has also retained its listing on the FTSE4Good, which is a measure that has been designed to assess the performance of companies that meet globally recognised CR standards. Telecom has held this listing since 2004 and has also participated in the Carbon Disclosure project.

Key Corporate Responsibility measures and commentary

The following table sets out key Corporate Responsibility measures for Telecom over the last three years:

MEASURE	ADDITIONAL INFORMATION / SOURCE	2010	2009	2008	2009/2010 % CHANGE	2008/2009 % CHANGE
Economic Impact						
Net earnings before income tax (NZ$m)	Per the financial statements	553	560	975	(1.3)	(42.6)
Corporate taxes paid/(refunded) (NZ$m)	Values of all income taxes paid per the financial statements	(1)	40	111	NM	(64.0)
Labour costs (NZ$m)	Value of total labour costs, including costs that are capitalised	1,177	1,186	1,101	(0.8)	7.7
Group capital expenditure (NZ$m)	Annual purchases	1,183	1,313	987	(9.9)	33.0
Employees						
Total employees (FTEs)	Total number of full-time-equivalent employees (FTE) and insourced contractors	9,015	8,967	9,564	0.5	(6.2)
Overall staff engagement survey results	Overall measure of staff engagement across the group	54.0%	57.0%	47.0%	(5.3)	21.3
Injury rate[1]	Number of injuries per 100 permanent employees	0.32	0.38	0.38	(15.8)	-
Sickness absence rates	Percentage of calendar days lost to sickness	2.0%	2.0%	2.0%	-	-
Learning and development investment (NZ$m)	NZ$ amount directly invested in employee learning and development	21	21	21	-	-
Environment[1]						
Electricity consumption	Total electricity consumed off national grid (Gigawatt hours)	243	233	224	4.3	4.0
Electricity savings	Measure of effectiveness of National Power Savings Programme (Gigawatt hours)	5.2	2.5	1.8	108.0	38.9
Renewable electricity	Percentage of total electricity consumption from renewable sources	73%	71%	64%	2.8	10.9
Greenhouse gas emissions	Total emissions in Carbon Dioxide-Equivalents (CO_2e) (kilotonnes)	55	59	59	(6.8)	-
Waste to landfill	Total residual waste (tonnes)	201	246	235	(18.3)	4.7
Recycling	Percentage of overall office waste recycled	58%	53%	48%	9.4	10.4

1 The environmental and lost-time injury rate measures include results only from Telecom's New Zealand operations.

Telecom's National Power Savings Programme in New Zealand consists of a number of initiatives co-ordinated through a group of internal stakeholders from across the business that drives Telecom's electricity demand. In 2010, this programme delivered cost savings predominantly driven by initiatives around consolidating excess equipment, replacing cooling systems in some telephone exchanges, rationalisation of certain servers, and the ongoing education of our people and monitoring electricity waste through staff members called 'Eco-Rangers'.

Telecom's community

Telecom's commitment to its communities is a key part of Telecom's CR programme. Telecom is moving towards a partnership model for its community investment, supporting the objectives of the organisations it sponsors not just through funding, but using Telecom's capabilities, reach and expertise.

Based on London Benchmarking Group's (LBG) work undertaken for Telecom in 2010, the overall value of Telecom's community investment, including money, in-kind and time, was approximately NZ$7 million.

During 2010, Telecom continued to develop a partnership approach by involving more employees and providing

capabilities to the benefit of its charitable partners. Telecom has carried out a consultation and engagement project across not-for-profit and community sectors to help Telecom's future community investment and philanthropic programmes.

Telecom decided to wind up its Community Connections discount programme based on feedback from customers, not-for-profit organisations and its people, that it wasn't meeting their needs or expectations. Telecom worked actively with the 1,300 organisations involved to review their accounts and ensure that they were on the best Telecom plan for their level of usage. In many cases, Telecom was able to reduce their overall expenditure despite the removal of the discount previously offered.

Although Telecom's approach to community investment is evolving, it continues to work with its long-term partners on a variety of great initiatives that make a real difference. In 2010 this included:

■ **Heart Foundation – Know your numbers** – Telecom partnered with the Heart Foundation to launch a new online tool to enable New Zealanders to gain a better understanding of the health of their hearts;

- **IHC Telecom Art awards** – Telecom has been the principal sponsor of the Awards since their inception, providing funding, technology support and strategic advice;

- **Starship, the National Children's Hospital** – Telecom supports Starship, the National Children's Hospital by passing all mobile phones returned to Telecom for recycling to Starship. Starship then receives more than 50% of the profit from refurbishing and reselling these phones. Telecom was a joint winner of the supreme award at the Robin Hood Social Hero Awards as a result of our support for Starship;

- **First Foundation** – First Foundation offers a unique four-year scholarship programme that provides talented students from low-decile high schools with tertiary fee assistance, paid work experience and one-on-one mentoring. Telecom has been the principal sponsor of this foundation, since 2003. There are currently 17 First Foundation scholars working within Telecom; and

- **Family events** – In December 2009 Telecom built 27 metre high Christmas trees in Auckland and Wellington, decorated with lights. Telecom also held show events in central Auckland to mark the launch of its new brand. These events were open to the public.

For more information on our community investment programme, please go to www.telecom.co.nz/sponsorship

South Island community goodwill gesture

Following the partial outages experienced on the WCDMA mobile network in the lower South Island during 2010, Telecom made a NZ$250,000 goodwill donation in total to local communities. The projects to which Telecom gave money through the donation included contributions towards:

- Funding an extension to Invercargill's city walking and cycle track and the development of a walking and cycling track around Lake Wainono in the Waimate district;

- Native tree planting in Dunedin and neighbouring rural communities in conjunction with Dunedin City Council's 'Let's Grow Native' campaign;

- The Caroline Bay Aquatic Centre project in Timaru;

- Assisting six rural colleges in the Southland district to purchase technology equipment for their classrooms;

- Assisting the Queenstown Lakes District Council to obtain permanent equipment for the many events organised across the district;

- Supporting the Clutha District Council's youth development workshops, which bring together 100 young people from across the district; and

- Supporting upgrades to the Fairlie and Twizel Medical Centres and the bid for Night World Heritage Status for the skies above Mt St John, near Lake Tekapo.

Support by Telecom people

Telecom encourages its people to be involved in their communities and work with charities and, in 2010, there was an increasing number of team building activities focused around volunteering.

Telecom's New Zealand food bank collection ran for the sixth time and this year resulting in approximately five tonnes of food being collected for charities such as the Salvation Army, City Missions and local food banks matched by donations from the company.

Telecom's environment

Telecom makes voluntary environmental disclosures on its website at www.telecom.co.nz/greenpage.

Telecom's environmental focus includes the following initiatives:

- Developing Telecom's environmental plan;

- Measuring Telecom's carbon footprint;

- Continuing Telecom's energy efficiency initiatives and looking for new initiatives particularly in relation to the telecommunications network;

- Telecom's recycling programmes (including the recycling of mobile phones);

- Infrastructure design and compliance; and

- Sustainable buildings for the new office buildings in Auckland and Wellington.

Telecom's environmental plans resulted in the release during 2010 of Telecom's land use plan, which encapsulates Telecom's approach towards the environment and the community on intended land use, such as mobile cell sites and the deployment of roadside FTTN cabinets, and to behave as a good neighbour, landowner, tenant and occupier. Environmental considerations set out in this plan include respecting local cultural values and sites of significance, visually integrating infrastructure into the local environment, considering noise pollution and biodiversity, and operating Telecom's radio equipment within national standards for radio frequency exposure. The plan also sets out Telecom's approach to engaging with local communities for intended and current land use. Telecom now applies the principles of its land use plan in its rollout of FTTN roadside cabinets.

Together with Vodafone, Woosh and Kordia, Telecom developed and signed up to industry guidelines for undertaking community engagement on new wireless telecommunications facilities, where residents are advised in advance on plans to build new mobile phone sites or upgrade existing sites even when there is no requirement under local district plans to do so. All new site activity is now being conducted in accordance with the principles and actions set out in these guidelines.

The table on the previous page shows Telecom's measures of carbon emissions, electricity savings and recycling. Telecom's new office buildings also incorporate sustainability initiatives, as described below.

Environmental management

Telecom has environmental compliance requirements relating to the installation, operation, maintenance and upgrade of its infrastructure, which are embedded into Telecom's day to day operations. Compliance with legislation and regulations is vital to successful operation and generally includes:

- The storage and transportation of dangerous substances;

- Noise levels from equipment (eg, roadside cabinets);

- Visual impact of network structures;

- Radio frequency emissions from mobile and radio communication sites; and

■ Emissions from backup generators.

Telecom's network environmental compliance system is an internal system in use in the New Zealand offices to comply with all relevant environmental legislative obligations. Telecom audits its compliance on an annual basis.

Sustainability

This year, Telecom established a sustainability council for its New Zealand operations made up of senior managers from across the New Zealand business to act as champions for sustainability within their business units and provide guidance about future areas of focus.

In 2010, Telecom's new Auckland campus was granted a five green star design accreditation by the New Zealand Green Building Council. These buildings have been designed to maximise usage of natural cooling, heating and lighting, using techniques such as solar reflective glazing and a thermally active exterior. The design also captures rainwater for flushing toilets, allowing reduced water consumption. Both of the new Auckland and Wellington sites were chosen for their proximity to public transport.

A network electricity saving focus group implemented various initiatives through the year that enabled Telecom to save over 5,200 MWh of electricity; this is roughly the equivalent of 750 average households for a year.

New Zealanders can now recycle their mobile phones, modems and landline phones through any Telecom store or major corporate office. Telecom is working with Vodafone New Zealand and the TCF to establish an industry-wide scheme for the recycling of consumer telephone equipment, such as mobile handsets, modems and land line phones.

Telecom also launched its first 'green' mobile handset, the Sony Ericsson Naite, allowing its customers to choose a phone with greater energy efficiency that is fully recyclable and has reduced packaging.

Gen i's Tech-restore allows customers to return their ICT equipment for recycling. This programme was granted an EnviroMark bronze accreditation in 2010.

Telecom has continued to extend the scope of its office recycling programme. Telecom is now able to collect batteries for recycling and is piloting recovery and recycling of organic waste.

Carbon and other emissions

Telecom has achieved a decline in its carbon footprint since it began measuring it in 2007. Telecom's carbon footprint includes: electricity (being the major contributor), gas, diesel, air travel, vehicle fuel and waste. In 2010 Telecom achieved a 7% decline of its carbon footprint driven by 73% of the electricity consumed coming from renewable sources.

Telecom had a number of other programmes under way, which are expected to help reduce Telecom's carbon intensity, which include:

■ Review and change of our vehicle fleet to move to lower emissions vehicle;

■ Inter office and airport shuttle;

■ Meeting technology such as smart meeting and videoconferencing.

Technology offers many sustainability options, which can assist Telecom customers to realise environmental benefits and to reduce costs. Telecom's technology solutions have helped its customers measure, manage, control and reduce carbon emissions while continuing to achieve efficiencies and minimise compliance costs. In 2010, Telecom has continued to offer videoconferencing solutions and has extended this to cover high definition Telepresence, both of which reduce travel and therefore carbon emission.

Telecom offers infrastructure services, procurement services, software solutions, training services, consulting and partnering, aimed at:

■ Helping customers to reduce and manage ICT energy consumption;

■ Helping customers to reduce travel costs (and fuel consumption); and

■ Assisting customers with sustainable procurement.

Additionally, many of Telecom's network air conditioning units contain hydrochlorofluorocarbons, which is an ozone depleting substance. In 2010 Telecom committed to removing these substances from Telecom's network cooling units by 2017.

Telecom is also subject to the effects of climate changes in the operations of its networks as described under **Group Risk Factors** below.

New Zealand Emission Trading Scheme

The New Zealand Emissions Trading Scheme (ETS) was first legislated in September 2008 and amended in November 2009. The ETS has a direct impact on the following sectors of the New Zealand economy: forestry, electricity production, industrial processes, transport fuels, agriculture, synthetic gases and waste.

Under the ETS, these industries are allocated an emissions quota and are required to retire a proportion of their allocated emissions credits over time (or source credits from others), such that the cost of carbon is factored into the costs of their underlying products and services. While Telecom does not directly fall under any of the mentioned sectors and does not have any obligations under the ETS, the implications for Telecom are expected to be reflected in increases in the market prices of resources such as electricity and transport fuels, where such industries have legal obligations under the ETS that commence on 1 July 2010. An estimated impact on prices over time is NZ 1 cent per kWh for electricity and NZ 3.5 cents per litre for petrol.

Australia

Telecom's Australian businesses have recently implemented new environmental measuring procedures for future monitoring and reporting. Telecom's Australian network infrastructure is subject to environmental risks, which may arise from continued climate changes, including extreme heat waves and the risk of bush fires.

Business review

Results

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER ADS AMOUNTS)	2010	2009	2008	2007	2006
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Income statement data					
Operating revenues and other gains					
Local service	1,022	1,049	1,061	1,084	1,081
Calling	1,003	1,239	1,291	1,336	1,385
Interconnection	178	177	178	187	201
Mobile[1]	826	822	875	945	869
Data	642	652	638	561	602
Broadband and internet	574	582	547	485	448
IT services	480	486	439	380	346
Resale	274	333	370	399	363
Other operating revenue	245	286	309	235	200
Other gains	27	12	7	20	60
Total operating revenues and other gains	**5,271**	**5,638**	**5,715**	**5,632**	**5,555**
Operating expenses					
Labour	893	909	886	773	760
Intercarrier costs	957	1,239	1,243	1,220	1,199
Other operating expenses[1]	1,657	1,710	1,695	1,653	1,497
Asset impairments	-	101	-	-	1,301
Other expenses	-	-	-	52	34
Depreciation	757	683	574	500	536
Amortisation	275	234	187	152	163
Total operating expenses	**4,539**	**4,876**	**4,585**	**4,350**	**5,490**
Net earnings/(loss) from continuing operations	382	400	713	844	(540)
Net earnings from discontinued operations	-	-	-	2,183	109
Net earnings/(loss) attributable to shareholders	380	398	710	3,024	(435)
Earnings/(loss) per share/ADS from continuing operations					
Basic per share	0.20	0.22	0.38	0.42	(0.28)
Diluted per share	0.20	0.22	0.38	0.42	(0.28)
Basic per ADS	1.00	1.08	1.90	3.39	(2.20)
Diluted per ADS	1.00	1.08	1.90	3.36	(2.20)
Earnings per share/ADS from discontinued operations					
Basic per share	-	-	-	1.10	0.06
Diluted per share	-	-	-	1.08	0.06
Basic per ADS	-	-	-	8.78	0.44
Diluted per ADS	-	-	-	8.64	0.44
Net earnings/(loss) per share/ADS					
Basic per share	0.20	0.22	0.38	1.52	(0.22)
Diluted per share	0.20	0.22	0.38	1.50	(0.22)
Basic per ADS	1.00	1.08	1.90	12.16	(1.78)
Diluted per ADS	1.00	1.08	1.90	11.96	(1.78)
Balance sheet data					
Property, plant and equipment	4,274	4,288	3,984	3,681	3,301
Total assets	6,865	6,765	7,156	8,064	6,127
Debt due within one year	184	385	958	488	955
Long-term debt	2,137	2,281	1,830	2,404	2,543
Total liabilities	4,320	4,320	4,669	4,672	5,141
Total equity	2,545	2,445	2,487	3,392	986
Contributed capital	1,515	1,384	1,297	2,270	2,011
Weighted average number of ordinary shares outstanding					
Basic (in millions)	1,891	1,837	1,871	1,990	1,960
Diluted (in millions)	1,895	1,839	1,873	2,026	1,960

1   Telecom has revised the presentation of certain mobile handset revenues and costs of sales. Certain mobile handset sales made through indirect channels were previously presented on a net basis within mobile costs of sales. These sales are now reported on a gross basis as Telecom considers this to be a more appropriate presentation in applying the Group's accounting policy.

Principal factors impacting Telecom's results and key trends

Telecom's operating environment and industry outlook remains challenging. The increasing number of competitors, price pressure and the effects from the economic downturn continue to impact Telecom's results. Increased Government regulation also continues to evolve, as well as requiring significant resources, especially in operating expenditure, capital investment and management's time.

Telecom's results also reflect a high level of capital expenditure in transformation and regulation programmes. This high level of capital expenditure has continued to increase Telecom's depreciation and amortisation charges due to the significant increase in the underlying asset base over the last two years. Telecom's results are also impacted by the timing and amount of the dividends received from Southern Cross. These factors are considered in more detail below.

Increasing competition and price pressure

Telecom continues to face increasing market competition and price pressure in all markets, both from existing competitors, and from new entrants.

Telecom's combined local service and calling revenues declined by 11.5% in 2010 and 2.7% in 2009. The fixed line market continues to face increased competition, as well as the unbundling of local exchanges and cabinets, which enable access seekers to choose to compete in profitable regions. The unbundling of local exchanges has also seen a shift towards competitors starting to utilise outputs from Chorus as compared to previously utilising offerings from Telecom Wholesale, the effects of which lower revenue in Telecom Wholesale, which is partially offset by additional revenues in Chorus. The fixed line market is also subject to substitution by the competitive mobile market offerings.

At AAPT, revenue declines reflect both the competitive nature of the Australian market, as well as AAPT's shift to focus on more profitable rather than lower margin business.

Telecom's mobile revenues increased by 0.5% in 2010 and decreased by 6.1% in 2009. Prior to the launch of Telecom's WCDMA mobile network in late 2009, Telecom faced declining mobile revenues from its existing CDMA mobile network. Furthermore, the New Zealand mobile market has seen the entry of a third independent operator, 2degrees, during 2009, as well as the establishment of further competitors, operating as MVNOs. In light of the competition in the New Zealand mobile market, Telecom is currently also working through migrating customers from its existing CDMA mobile network to its XT mobile network, as well as restoring market confidence in the reliability of the new network. Mobile revenues at AAPT declined as well, in line with their overall declines in the AAPT Consumer business.

Data revenues of NZ$642 million in 2010 declined by 1.5% compared to 2009 (2009: 2.2% increase compared to 2008), as the data market has seen the entry over recent years of many smaller operators that offer connectivity using fibre,

while an IT service revenue decline of 1.2% in 2010 to NZ$480 million reflects the challenging economic conditions, as well as consolidation of key competitors, where combined larger-scale competitors continue to impact pricing.

International calling revenue of Telecom Wholesale & International also decreased in 2010 to NZ$220 million, or 31.7% compared to NZ$322 million in 2009, as Telecom International experienced increased competition and price pressure on internationally traded minutes, resulting in lower revenues and associated interconnection costs.

Overall, the competitive sub-sectors of the telecommunications market in which Telecom operates in continue to experience declining revenues and profits, especially for existing fixed line operators such as Telecom. For these reasons, Telecom's strategy now focuses on customer retention, simplification, cost reduction and targeted revenue growth.

Government regulation

Telecom is subject to high levels of operating expenditure and investment to meet its regulatory obligations.

As described in **Regulation**, Telecom is subject to ongoing regulatory pressure as it operates within some of the world's most complex and invasive operational separation requirements. Telecom continues to be faced with significant regulatory uncertainty and financial pressure, with new regulatory interventions, such as: the regulation of mobile termination rates; changes to the TSO model, where Telecom's current receipt of a TSO contribution from the industry will be replaced by Telecom contributing to the Telecommunication Development Levy; and the effects from the Government's Rural Broadband and UFB initiatives. The Government's replacement of the TSO with the Telecommunication Development Levy is expected to adversely impact Telecom's future EBITDA by up to NZ$56 million per annum, while UFB has the ability to cast a shadow over some of Telecom's previous regulatory capital investments, as well as currently giving uncertainty as to the future impact on Telecom's financial results and position, including whether or not Telecom should structurally separate (see **Our company – Operating environment and competition**). The continued regulatory intervention is being layered on top of an already complex regulatory model, where Telecom faces pricing regulations as well as incurring significant operating expenditure, capital investment and management time in order to meet Telecom's regulatory obligations.

Economic downturn

The economic downturn has further impacted Telecom's results. While management believes the effects from the downturn are modest when compared to some other sectors, this is considered to have affected customers' purchasing habits whereby pricing offered during the downturn has quickly become the new benchmark and fewer opportunities exist to increase prices back to levels before the downturn.

Telecom has seen reduced spending in the SME, business services, finance, real estate, manufacturing, retail and transport markets as a result of the downturn, however Telecom's bad debt expense has reduced to a low of NZ$17 million for 2010 (2009: NZ$24 million and 2008 NZ$29 million).

Investment in capital programmes

Telecom continues to maintain a high level of capital expenditure. Capital expenditure for 2010 of NZ$1,183 million equated to 22.4% of revenue (2009: NZ$1,313 million of expenditure and 23.2% of revenue). Telecom's capital expenditure includes transformation and regulation initiatives of NZ$596 million in 2010 (2009: NZ$780 million) as Telecom continues to invest in the WCDMA mobile network, as well as the transformation of its fixed network. Telecom is also subject to regulatory capital expenditure under the Undertakings, where key expenditure has included NZ$152 million on FTTN in 2010 (2009: NZ$126 million) and NZ$163 million on separation (2009: NZ$124 million). This increased investment, including business sustaining investment, has the impact of increasing Telecom's future depreciation and amortisation charges.

The aggregated depreciation and amortisation charge for 2010 totalled NZ$1,032 million, which was a 12.5% increase over 2009. This higher level of depreciation and amortisation is expected for a number of years, given the overall increase in Telecom's fixed asset base of late.

Southern Cross dividends

Telecom's results are impacted by the receipt of dividends from Southern Cross which vary in timing and amount of payments. In 2010 Telecom received NZ$63 million from Southern Cross (2009: NZ$79 million, 2008: NZ$89 million). These dividends are made as a result of Southern Cross selling capacity on its cable and future dividends are dependent upon future capacity sales by Southern Cross. Southern Cross is currently one of the largest suppliers in the market for capacity between Australia and the Unites States, however this market is facing increased competition as new cable operators enter the market and further interest in this region is considered by other possible operations. Telecom's expectations for Southern Cross dividends are set out in the commentary below.

Telecom's operations are generally not impacted by seasonality.

Group result

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009	2009/2008
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Operating revenues and other gains[1]	5,271	5,638	5,715	(6.5)	(1.3)
Labour costs	(893)	(909)	(886)	(1.8)	2.6
Intercarrier costs	(957)	(1,239)	(1,243)	(22.8)	(0.3)
Other operating expenses[1]	(1,657)	(1,710)	(1,695)	(3.1)	0.9
Asset impairments	-	(101)	-	NM	NM
EBITDA[2]	**1,764**	**1,679**	**1,891**	**5.1**	**(11.2)**
Depreciation	(757)	(683)	(574)	10.8	19.0
Amortisation	(275)	(234)	(187)	17.5	25.1
Finance income	22	41	119	(46.3)	(65.5)
Finance expense	(202)	(242)	(271)	(16.5)	(10.7)
Share of associates' net profits/(losses)	1	(1)	(3)	NM	(66.7)
Net earnings before income tax	**553**	**560**	**975**	**(1.3)**	**(42.6)**
Income tax expense	(171)	(160)	(262)	6.9	(38.9)
Net earnings for the year	**382**	**400**	**713**	**(4.5)**	**(43.9)**
Net earnings attributable to shareholders	380	398	710	(4.5)	(43.9)
Net-earnings attributable to non-controlling interests	2	2	3	-	(33.3)

1   Telecom has revised the presentation of certain mobile handset revenues and costs of sales. Certain mobile handset sales made through indirect channels were previously presented on a net basis within mobile costs of sales. These sales are now reported on a gross basis as Telecom considers this to be a more appropriate presentation in applying the Group's accounting policy.

2   EBITDA is a non-GAAP measure and is not comparable to the IFRS measure of net earnings. EBITDA is defined and reconciled to the financial statements in the discussion below.

Executive summary

Telecom's financial results reflect the effects of continued challenges from increased regulation and competition, the management of Telecom's traditional offerings, such as calling and access, especially in connection with customer churn, and positioning the business for future opportunities, such as growth in mobile and customer wins in the ICT market. In 2010, the rate of decline in calling revenues increased due to falling market prices in the international carrier services market. This fall in revenues also led to a decrease in associated intercarrier costs.

Telecom's new WCDMA mobile network positions Telecom for growth opportunities in the mobile market as more high-end devices facilitate increased customer usage and mobile broadband gains further penetration. The new WCDMA mobile network also allows Telecom to earn mobile roaming revenues. Customer up take on this new mobile network has been slower than expected as a result of the partial network outages experienced in 2010. These outage issues have now been resolved and the network offers additional resilience and capacity (see – **Company review – partial mobile network outages**). Gen-i's ICT operations continue to win new business in the Australasian market, albeit new contracts are under continued price pressure due to competition.

Telecom's investment programmes have the effect of increasing the fixed asset base, which in turn drives an increase in depreciation and amortisation expenses. Operating expenses also reflect Telecom's rising costs to meet its obligations under the Undertakings. Telecom continues to focus on its operating cost base to reduce the effects of falling revenues and other cost pressures, and in 2010 operating expenses (excluding cash impairments, depreciation and amortisation charges) have fallen faster than revenue declines. Cost reduction initiatives include the transformation to lower cost operating models at Telecom Retail, Gen-i and T&SS, procurement savings and Telecom-wide right-first-time initiatives.

Telecom continues to face a tough operating and regulatory outlook and its expectations for revenue and growth have reduced during 2010 as focus moves towards retention and targeted growth, along with cost reductions and business simplification. Telecom also faces uncertainty in relation to the opportunities and threats that may arise from the Government's UFB and RBI (see **Regulation – the Ultra-Fast Broadband Initiative**), including structural separation (see **Our company – Operating environment and competition**). Telecom is constructively engaged in working with the Government on its UFB and RBI.

Overview – Group result

Year ended 30 June 2010

■ Operating revenue and other gains reduced by NZ$367 million, or 6.5%, in 2010 compared to 2009. Operating revenue declines were experienced in most revenue lines, most notably in calling revenue, where Telecom's International carrier services business earned lower service revenues from falling market prices. The revenue declines were partially offset by small increases in mobile and interconnection revenues and a NZ$15 million increase in other gains in 2010 due to various resolutions and settlements reached with a supplier.

■ Labour costs of NZ$893 million were NZ$16 million, or 1.8%, lower in 2010 compared to 2009 largely as a result of lower headcount in AAPT driven by the transition to an offshore call centre in Manila and other restructures.

■ Intercarrier costs of NZ$957 million were NZ$282 million, or 22.8%, lower in 2010 compared to 2009 following the fall in calling revenues.

■ Other operating expenses of NZ$1,657 million were NZ$53 million, or 3.1%, lower in 2010 compared to 2009 as a result of lower revenues and cost reduction initiatives. Lower IT cost of sales arose as a result of lower customer demand; however this was partially offset by higher mobile cost of sales due to the continued uptake of customers onto the XT mobile network.

■ There were no asset impairments in 2010, compared to impairments of NZ$101 million recognised in 2009.

■ Cost reductions were partially offset by increased depreciation and amortisation charges in 2010 of NZ$115 million, or 12.5%, to NZ$1,032 million due to Telecom's overall higher asset base resulting from continued investment in fixed assets.

■ The net finance expense in 2010 of NZ$180 million was NZ$21 million, or 10.4%, lower than in 2009 due to additional interest received from the Inland Revenue Department in 2010, as well as lower interest costs arising from lower levels of borrowing in 2010 when compared to 2009.

■ The 2010 tax charge of NZ$171 million was NZ$11 million, or 6.9%, higher than the tax charge in 2009 of NZ$160 million. This movement was due to:

  ▪ Tax changes announced in May 2010 from the Taxation (Budget Measures) Act 2010 which resulted in a NZ$38 million increased tax charge (being a NZ$56 million increase relating to the future removal of tax depreciation on certain buildings partially offset by an NZ$18 million decrease from the future reduction in the New Zealand company tax rate from 30% to 28%);

  ▪ A decrease in the tax charge of NZ$11 million arising from an increase in the value of certain tax credits in 2010 arising from changes in tax legislation, which was greater than the effect in 2009 where foreign income was taxed at a lower tax rate; and

  ▪ Variations in Telecom's taxable profits resulting in a reduction of tax expense of NZ$16 million, which included the effect of Australian losses upon which no tax benefit is recognised.

As a result of the above, Telecom's effective tax rate for 2010 was 30.9%, compared to 28.6% in 2009.

Year ended 30 June 2009

- In 2009, operating revenue and other gains declined by NZ$77 million, or 1.3%, to NZ$5,638 million. Revenue from data, broadband and IT services mostly grew due to new contracts in Gen-i and an increase in broadband penetration in New Zealand, with 836,000 broadband customers as at 30 June 2009. These increases in operating revenue during 2009 were more than offset by a reduction in local service, mobile and resale revenues. The decline in mobile revenue of NZ$53 million, or 6.1%, to NZ$822 million in 2009 compared to 2008 was the result of a combination of lower pricing, increased data caps and reduced roaming revenues due to the closure of the Telstra CDMA network in Australia, while the resale revenue decline of NZ$37 million, or 10.0%, to NZ$333 million followed the decline in customers in AAPT's Consumer business.

- Labour costs of NZ$909 million were NZ$23 million, or 2.6%, higher in 2009 compared to 2008 due to salary inflation, an increase in staffing levels to meet the additional client demand in Gen-i and the establishment of Chorus as a separate business unit. However, a focus on headcount reductions resulted in labour costs reducing towards the end of 2009.

- Intercarrier costs of NZ$1,239 million were NZ$4 million, or 0.3%, lower than 2008, due to a reduction in consumer demand in AAPT, partially offset by higher volumes of calls and the effect of a weaker NZ$ against the US$ earnings by Telecom International.

- Other operating expenses of NZ$1,710 million in 2009 were NZ$15 million, or 0.9%, higher than 2008 as additional costs were incurred in Wholesale & International and Chorus as they built operationally separate business units, partially offset by reductions in other business units due to lower cost of sales and a focus on cost control.

- Asset impairments of NZ$101 million related to goodwill in AAPT and network equipment in New Zealand. AAPT's earnings were lower than expected during 2009 due to a loss of retail customers. This resulted in management's estimate of the realisable value of AAPT being lowered and a subsequent impairment of goodwill. The network equipment asset impairment related to changes in technology in New Zealand.

- Depreciation and amortisation expense of NZ$917 million increased by NZ$156 million, or 20.5%, due to a higher overall fixed asset base, the effects of reductions in certain asset lives in 2009 principally relating to the CDMA mobile network, legacy billing systems in AAPT and additional depreciation of the Australian billing and service management platform, which was launched during 2008.

- Net finance expense of NZ$201 million increased by NZ$49 million, or 32.2%, due to higher net borrowings as cash balances were lower in 2009 compared to 2008. In 2008 this included the retention of part of the proceeds from the sale of the Yellow Pages business in 2007.

- The tax expense of NZ$160 million in 2009 was NZ$102 million, or 38.9%, lower than 2008 due to NZ$415 million of lower earnings before income tax and a write-off during 2008 of NZ$20 million of deferred tax assets following a reassessment of the probability of utilising those assets. The effective tax rate of 28.6% in 2009 reflected the reduction in New Zealand's tax rate from 33% to 30%, with the effect of foreign income taxed at lower rates partially offset by no tax benefit arising on the NZ$68 million goodwill impairment during 2009.

Outlook

This financial guidance assumes retention of AAPT and does not reflect any impact from the Government's UFB initiative, which is likely to reshape the industry in New Zealand. This guidance is also subject to risk, as described in **Group risk factors**.

Telecom currently expects the following outcomes for the year ending 30 June 2011:

- Adjusted EBITDA of NZ$1.72 billion to NZ$1.78 billion;

- Depreciation and amortisation of NZ$1.03 billion to NZ$1.09 billion;

- Effective tax rate of around 37%[1];

- Adjusted net earnings after tax of NZ$300 million to NZ$340 million; and

- Capital expenditure of between NZ$1.0 billion and NZ$1.1 billion.

The key drivers and assumptions to achieve this guidance are:

- Reduction in cost;

- Simplification of the business;

- Retention of high value customers; and

- Targeted growth in mobile and IT Services markets.

This outlook may be subject to material change. Telecom's ability to achieve the above outlook in this section and elsewhere in this annual report is subject to significant risks. See **Group Risk Factors** for a description of the key risks, and **Disclosures** – **Forward-looking statements**.

Telecom's dividend policy for 2010 is set out below (see **Dividend policy**).

Earnings before interest, taxation, depreciation and amortisation (EBITDA)

Telecom uses EBITDA, adjusted EBITDA and adjusted net earnings when discussing financial performance and in giving future performance guidance. These are non-GAAP financial measures and are not prepared in accordance with IFRS.

---

1 This is higher than the current corporate tax rate of 30% due to the expected impacts from changes in New Zealand tax legislation in 2011.

They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS.

Management believes that these measures provide useful information as they are used internally to evaluate performance of business units, to analyse trends in cash-based expenses, to establish operational goals and allocate resources.

Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates' profits/(losses) and taxation expense to net earnings less finance income.

Adjusted EBITDA is the segment result reported in the financial statements. It excludes significant one-off gains, expenses and impairments that are also excluded from the segmental result to provide an indication of the underlying earnings of that segment. The sum of the segments' results is reconciled to net earnings before income tax in note 2 to the financial statements.

Adjusted net earnings is net earnings for the year adjusted by the same items to determine adjusted EBITDA, allowing for any income or deferred tax impact of those items.

Reconciliations from the IFRS measure of net earnings to Telecom's EBITDA, adjusted EBITDA and adjusted net earnings is shown below.

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009	2009/2008
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Net earnings	382	400	713	(4.5)	(43.9)
Add back: depreciation	757	683	574	10.8	19.0
Add back: amortisation	275	234	187	17.5	25.1
Less: finance income	(22)	(41)	(119)	(46.3)	(65.5)
Add back: finance expense	202	242	271	(16.5)	(10.7)
Add back: share of associates' net (profits)/losses	(1)	1	3	NM	(66.7)
Add back: taxation expense	171	160	262	6.9	(38.9)
EBITDA	**1,764**	**1,679**	**1,891**	**5.1**	**(11.2)**
Less: gain on cable sale	-	(12)	-	NM	NM
Add back: asset impairments	-	101	-	NM	NM
Adjusted EBITDA	**1,764**	**1,768**	**1,891**	**(0.2)**	**(6.5)**

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009	2009/2008
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Net earnings	382	400	713	(4.5)	(43.9)
Less: gain on cable sale	-	(12)	-	NM	NM
Add back: asset impairments	-	101	-	NM	NM
Less: related tax effects	-	(6)	-	NM	NM
Adjusted net earnings	**382**	**483**	**713**	**(20.9)**	**(32.3)**

Segmental results

Impact of operational separation on Telecom's segmental results

As detailed in **Regulation**, the 2006 changes to the Telecommunications Act 2001 required Telecom to operationally separate its business into at least three units, comprising:

■ A network business that sells access to the copper access network on an equivalence basis to both Telecom and third parties;

■ A regulated wholesale business that sells wholesale broadband access services on an equivalent basis to both Telecom's retail arms and third parties; and

■ One or more retail business units.

Telecom restructured during 2008 to comply with the Undertakings and created five customer-facing business units,

supported by a Technology & Shared Services business unit and a corporate centre.

In order to assist readers in understanding Telecom's year-on-year performance, Telecom has restated its segment results, mainly relating to trading by Telecom's business units between themselves (internal trading), to incorporate price and volume refinements and additional regulated trades in accordance with the Undertakings. There is no change to the overall Group reported result from these refinements. Telecom has also implemented Full Cost Apportionment (FCA) with effect from 1 July 2009, with restated comparative information. FCA aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Telecom Wholesale being allocated to other business units.

The segment results exclude significant one-off gains, expenses and impairments. These items are excluded from the segment results to enable an analysis of the underlying earnings of the segment when the financial results are presented to Telecom's CEO. A reconciliation between the segment results and net earnings from continuing operations is included in note 2 of the financial statements.

Chorus

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009	2009/2008
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Operating revenues					
Local service	22	14	10	57.1	40.0
Other operating revenues	22	18	8	22.2	NM
Internal revenue	992	978	963	1.4	1.6
Total operating revenues	**1,036**	**1,010**	**981**	**2.6**	**3.0**
Operating expenses					
Labour	(21)	(20)	(10)	5.0	NM
Other operating expenses	(218)	(204)	(186)	6.9	9.7
Internal operating expenses	(43)	(36)	(38)	19.4	(5.3)
Total operating expenses	**(282)**	**(260)**	**(234)**	**8.5**	**11.1**
EBITDA	**754**	**750**	**747**	**0.5**	**0.4**

Operating revenues

Operating revenues increased in 2010 by NZ$26 million, or 2.6%, to NZ$1,036 million compared to 2009. The 2010 increase was across all revenue lines shown and was principally due to additional revenue from external customers consuming UCLL and co-location services. Operating revenues increased in 2009 by NZ$29 million, or 3.0%, to NZ$1,010 million compared to 2008. This increase was seen across all revenue lines as well. At 30 June 2010, Chorus had unbundled 77 exchanges and seven external customers were consuming UCLL based services compared to 64 exchanges and five external customers in 2009. No UCLL products or services were offered in 2008.

Total access lines at 30 June 2010 were 1.783 million, compared to 1.797 million at 30 June 2009 and 1.817 million at 30 June 2008. The reduction in access lines is due to access lines moving to Telecom's competitors.

Chorus' local service revenue includes UCLL and contributions towards the provision of access infrastructure in new subdivisions. UCLL revenues increased in 2010 when compared to 2009, while subdivision revenues were largely flat. Although UCLL revenues increased in 2009, this was partially offset by lower access services revenue due to the reduction in the number of residential developments.

Other operating revenue increased by NZ$4 million, or 22.2%, to NZ$22 million in 2010, largely due to proceeds in 2010 from the disposal of surplus copper lines, while UCLL co-location and backhaul service revenues were largely flat. Other operating revenue increased by NZ$10 million, or 125.0%, to NZ$18 million in 2009, of which NZ$4 million resulted from the launch of UCLL co-location and backhaul services with the remaining increase due to greater activity from traditional products such as roadworks, property rentals and cable location services.

Chorus' internal revenue increased by NZ$14 million, or 1.4%, to NZ$992 million in 2010. Internal access revenue declined as access lines shifted from Telecom Retail and Telecom Wholesale to external customers and also due to decreases in internal field services revenue. These declines were more than offset by growth in co-location and backhaul revenues, largely driven by the ongoing deployment of FTTN cabinets. These effects also contributed to the NZ$15 million, or 1.6%, increase in internal revenue to NZ$978 million in 2009 compared to 2008.

Operating expenses

Chorus' operating expenses increased across the three-year period due to the costs of running Chorus as an operationally separated business unit and establishing regulated products and services.

Labour expenses in 2010 of NZ$21 million were NZ$1 million, or 5.0%, higher than 2009, whilst the NZ$10 million, or 100% increase in labour expenses in 2009 compared to 2008 was due to the growth in employee numbers and contractors as Chorus was established. Chorus' headcount increased in 2009 to operate Chorus as a separate business unit and to enable the products and services Chorus must deliver under the Undertakings to be provided. Contractors were used to deliver projects, separation Undertakings, new regulated offerings and in preparing for contract negotiations with third-party service companies.

Other operating expenses increased by NZ$14 million, or 6.9%, to NZ$218 million in 2010 compared to 2009. These increases were largely due to higher property maintenance costs combined with higher electricity costs when compared to the prior period. Network maintenance costs were flat for 2010. Other operating expenses of NZ$204 million in 2009 increased by NZ$18 million, or 9.7%, compared to 2008 due to increases in maintenance and provisioning activities and costs, and higher electricity and accommodation costs.

Internal operating expenses have increased by NZ$7 million, or 19.4%, to NZ$43 million in 2010 compared to 2009. This is largely due to an increase in Chorus' allocation of costs from other Telecom business units. Internal operating expenses of NZ$36 million in 2009 decreased by NZ$2 million, or 5.3%, compared to 2008 due to a lower allocation of costs from other Telecom business units.

Wholesale & International

YEAR ENDED 30 JUNE	2010 NZ$M	2009 NZ$M	2008 NZ$M	2010/2009 % CHANGE	2009/2008 % CHANGE
Operating revenues					
Local service	192	158	120	21.5	31.7
Calling	240	344	281	(30.2)	22.4
Interconnection	139	130	138	6.9	(5.8)
Mobile	10	10	-	-	NM
Data	97	86	76	12.8	13.2
Broadband and internet	85	80	67	6.3	19.4
Other operating revenues	26	22	23	18.2	(4.3)
Internal revenue	503	545	542	(7.7)	0.6
Total operating revenues	**1,292**	**1,375**	**1,247**	**(6.0)**	**10.3**
Operating expenses					
Labour	(55)	(57)	(44)	(3.5)	29.5
Intercarrier costs	(384)	(520)	(457)	(26.2)	13.8
Other operating expenses	(41)	(52)	(34)	(21.2)	52.9
Internal operating expenses	(586)	(511)	(456)	14.7	12.1
Total operating expenses	**(1,066)**	**(1,140)**	**(991)**	**(6.5)**	**15.0**
EBITDA	**226**	**235**	**256**	**(3.8)**	**(8.2)**

Operating revenues

Wholesale & International's operating revenues decreased by NZ$83 million, or 6.0%, to NZ$1,292 million in 2010 compared to 2009. The 2010 decline was due to reductions in calling and internal revenue, partially offset by growth in all other revenue lines. Operating revenues in 2009 grew by NZ$128 million, or 10.3%, to NZ$1,375 million compared to 2008. The 2009 increase was due to growth in local service, calling, mobile, data and broadband and internet revenues partially offset by a decline in interconnection and other operating revenues.

Local service revenues increased by NZ$34 million, or 21.5%, to NZ$192 million, in 2010 reflecting the growth in the number of fixed access lines as well as CPI increases and a one-off increase relating to maintenance charges during 2010. The local service revenue increased by NZ$38 million, or 31.7%, to NZ$158 million in 2009 compared to 2008. The 2009 increase was due to the 24.4% increase in fixed access lines from 30 June 2008 to 30 June 2009.

Calling revenues decreased by NZ$104 million, or 30.2%, to NZ$240 million in 2010 compared to 2009 primarily as a result of international carrier services being impacted by lower pricing in the competitive international carrier services market and the impact of a strong NZ$ on US$ denominated revenues. Calling revenue increased by NZ$63 million, or 22.4%, to NZ$344 million in 2009 compared to 2008 due to higher international calling volumes and the favourable impact of the weakening NZ$ on US$ denominated International revenue.

Interconnection revenues have increased by NZ$9 million, or 6.9%, to NZ$139 million in 2010 compared to 2009 as volume increases have more than offset the fall in mobile termination rates. Interconnection revenues decreased by NZ$8 million, or 5.8%, in 2009 compared to 2008 as a result of decreases in New Zealand mobile termination rates and lower calling minutes.

Mobile revenue of NZ$10 million in 2010 was unchanged from 2009. No mobile revenues were earned in 2008.

Data revenues increased by NZ$11 million, or 12.8%, to NZ$97 million in 2010 compared to 2009 and by NZ$10 million, or 13.2%, to NZ$86 million in 2009 compared to 2008 due to growth in existing business and the impact of new customers.

Broadband and internet revenues have increased by NZ$5 million, or 6.3%, to NZ$85 million in 2010 compared to 2009 and by NZ$13 million, or 19.4%, to NZ$80 million in 2009 compared to 2008 mainly due to the growth in broadband connections supplied by Wholesale, which grew by 9.5% in 2010 and by 13.5% in 2009, partly offset by lower pricing.

Internal revenues decreased by NZ$42 million, or 7.7%, to NZ$503 million in 2010 compared to 2009. This decrease was primarily due to a market-based reduction in the internal pricing of international internet carriage. Internal revenues grew by NZ$3 million, or 0.6%, in 2009 compared to 2008 due to the growth in Retail and Gen-i's demand for Wholesale broadband and data.

Operating expenses

Wholesale & International's operating expenses decreased NZ$74 million, or 6.5%, to NZ$1,066 million in 2010 compared to 2009 and increased by NZ$149 million, or 15.0%, to NZ$1,140 million in 2009 compared to 2008.

Labour costs of NZ$55 million were largely flat in 2010. Small increases in Wholesale's labour costs for business growth and operational separation activities were more than offset by decreases in International's labour costs, reflecting lower staffing numbers and favourable foreign exchange rate impacts on the conversion of its US$ denominated payroll costs. Labour costs increased by NZ$13 million, or 29.5%, to NZ$57 million in 2009 compared to 2008 as a result of Wholesale's business growth, operational separation requirements and also by the adverse impact of the weakening NZ$ on International's US$ denominated international payroll costs in 2009.

Intercarrier costs decreased by NZ$136 million, or 26.2%, to NZ$384 million in 2010 compared to 2009 mainly due to the impact of a strong NZ$ on US$ denominated costs, as well as lower market driven costs. Intercarrier costs increased by NZ$63 million, or 13.8%, to NZ$520 million in 2009 compared to 2008 due to the effect of the weakening NZ$ against the US$ denominated payments to international carriers.

Other operating expenses decreased by NZ$11 million, or 21.2%, to NZ$41 million in 2010 compared to 2009 mainly due to International foreign exchange rate movements impacting International's overseas cost base and lower Wholesale mobile costs of sales. Other operating expenses increased by NZ$18 million, or 52.9%, to NZ$52 million in 2009 compared to 2008 reflecting additional project expenditure incurred in relation to operational separation, the effects of increased staff numbers, as well as the impact of the weakening NZ$ against overseas currencies which has the effect of increasing costs of running overseas offices, when translated into NZ$.

Internal operating expenses increased by NZ$75 million, or 14.7%, to NZ$586 million in 2010 compared to 2009 and by NZ$55 million, or 12.1%, to NZ$511 million in 2009 compared to 2008 primarily due to higher Chorus charges, reflecting volume growth in Wholesale's products that utilise Chorus' inputs and backhaul costs associated with a higher number of FTTN cabinets being rolled out. Chorus' pricing is regulated, hence Telecom Wholesale is required to purchase at prescribed prices. Additional charges were also recognised in 2009 for Wholesale equipment in T&SS exchanges that was not previously an agreed internal trade.

Telecom Retail

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009	2009/2008
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Operating revenues and other gains					
Local service	678	726	774	(6.6)	(6.2)
Calling	328	367	418	(10.6)	(12.2)
Mobile	594	590	637	0.7	(7.4)
Data	22	24	27	(8.3)	(11.1)
Broadband and internet	289	276	261	4.7	5.7
IT services	14	18	17	(22.2)	5.9
Other operating revenues	22	19	23	15.8	(17.4)
Internal revenue	116	118	121	(1.7)	(2.5)
Other gains	13	-	-	NM	-
Total operating revenues and other gains	**2,076**	**2,138**	**2,278**	**(2.9)**	**(6.1)**
Operating expenses					
Labour	(162)	(162)	(162)	-	-
Other operating expenses	(434)	(437)	(476)	(0.7)	(8.2)
Internal operating expenses	(1,084)	(1,135)	(1,168)	(4.5)	(2.8)
Total operating expenses	**(1,680)**	**(1,734)**	**(1,806)**	**(3.1)**	**(4.0)**
EBITDA	**396**	**404**	**472**	**(2.0)**	**(14.4)**

Operating revenues

Telecom Retail's operating revenue and other gains decreased by NZ$62 million, or 2.9%, to NZ$2,076 million in 2010 compared to 2009 and by NZ$140 million, or 6.1%, to NZ$2,138 million in 2009 compared to 2008.

Calling and local service revenue declined by NZ$87 million, or 8.0%, to NZ$1,006 million in 2010 compared to 2009 and by NZ$99 million, or 8.3%, to NZ$1,093 million in 2009 compared

to 2008 due to a decline in the customer base for access lines and associated calling minutes, partially offset by CPI increases in some local access products. The number of Telecom retail access lines as at 30 June 2010 was 6.8% lower than at 30 June 2009, with local services revenues falling 6.6%. As at 30 June 2009 the number of Telecom retail access lines was 7.9% lower than at 30 June 2008, with local services revenues falling 6.2%. The retail market remains challenging given the competitive offers by other market participants.

While access and calling bundling has improved national calling revenues for Telecom Retail, this has been more than offset by declines in other calling revenue, such as the reduction in mobile termination rates and increased substitution of international calling.

Despite the partial outages on Telecom's WCDMA mobile network, and the associated reparations and credits of NZ$13 million given to affected Retail customers, mobile revenue delivered growth in 2010, with NZ$4 million, or 0.7%, growth to NZ$594 million in 2010 when compared to 2009.

Migration and acquisition of mobile customers added 619,000 connections to the XT mobile network during 2010, with 32.8% of the mobile customer base on the XT mobile network at 30 June 2010. Of the total mobile connections at 30 June 2010, 1,312,000 , or 60.4%, were prepaid and 859,000, or 39.6%, were postpaid.

The following table sets out Telecom's mobile connections (including Telecom Retail and Gen-i) by year:

	2010 THOUSANDS	2009 THOUSANDS	2008 THOUSANDS	2010/2009 % CHANGE	2009/2008 % CHANGE
XT connections	712	93	-	NM	NM
CDMA connections	1,459	2,093	2,176	(30.3)	(3.8)
Total	**2,171**	**2,186**	**2,176**	**(0.7)**	**0.5**
Postpaid connections	859	877	842	(2.1)	4.2
Prepaid	1,312	1,309	1,334	0.2	(1.9)
Total	**2,171**	**2,186**	**2,176**	**(0.7)**	**0.5**

The mobile customer base declined to 2.171 million customers at 30 June 2010, from 2.186 million customers at 30 June 2009, as further CDMA connections became inactive. During 2009 the mobile customer base increased to 2.186 million customers as at 30 June 2009, from 2.176 million customers at 30 June 2008. Mobile revenues in 2010 of NZ$594 million (which included the impact of NZ$13 million of XT outage reparations and credit given to certain customers) was NZ$4 million higher than 2009. Mobile revenues declined by NZ$47 million, or 7.4%, to NZ$637 million in 2009 compared to 2008 largely driven by lower voice and data pricing and the reduction of Australian roaming revenues following the closure by Telstra of its CDMA network in the last quarter of 2008.

A decline in data revenues of NZ$2 million, or 8.3%, to NZ$22 million in 2010 compared to 2009 reflects downward trends in ISDN usage as a result of declining calling minutes and customer numbers. A similar downward trend occurred in 2009 with a decline of NZ$3 million, or 11.1%, to NZ$24 million compared to 2008 for similar reasons. Telecom Retail saw a small increase in the number of SME customers receiving data services in 2010 however these were more than offset by lower prices.

Broadband and internet revenues increased by NZ$13 million, or 4.7%, to NZ$289 million in 2010 compared to 2009. Broadband connection growth continued with the customer base increasing by 9.0% during 2010 to 579,000 connections, as customers continue to migrate from dial-up to broadband following the continued attraction of bundled fixed access, calling and broadband offers, which have the effect of lowering overall prices. Broadband and internet revenues increased by NZ$15 million, or 5.7%, to NZ$276 million in 2009 when compared to 2008 for similar reasons.

Other gains of NZ$13 million in 2010 represented various resolutions and settlements reached with a supplier.

Operating expenses

Total labour expenses in 2010 of NZ$162 million remained unchanged compared to 2009 and 2008, as headcount reductions earlier in 2010 were offset by additional temporary customer services staff to support new broadband provisioning processes and the partial XT outages.

Other operating expenses decreased by NZ$3 million, or 0.7%, to NZ$434 million in 2010 compared with 2009 as savings in advertising and communications were partially offset by higher costs that in 2009 were able to be capitalised. Other operating expenses declined by NZ$39 million, or 8.2%, to NZ$437 million in 2009 compared to 2008 due to reductions in mobile customer equipment upgrades in the lead-up to the launch of the XT mobile network, proactive reductions in loyalty programme costs and a tighter focus on advertising and communications expenditure.

Internal operating expenses decreased by NZ$51 million, or 4.5%, to NZ$1,084 million in 2010 compared to 2009. This is a result of the declining customer base for fixed access lines which has led to reduced intercarrier and wholesale costs of sale, together with a significant reduction in maintenance costs as avoidable service calls were reduced by Telecom's right-first-time initiatives. Internal operating expenses reduced by NZ$33 million, or 2.8%, to NZ$1,135 million in 2009 compared to 2008 due to declines in access line volumes, partially offset by the impact of increased broadband and data connection costs.

Gen-i

YEAR ENDED 30 JUNE	2010 NZ$M	2009 NZ$M	2008 NZ$M	2010/2009 % CHANGE	2009/2008 % CHANGE
Operating revenues and other gains					
Local service	103	120	130	(14.2)	(7.7)
Calling	164	180	197	(8.9)	(8.6)
Mobile	192	182	193	5.5	(5.7)
Data	355	381	382	(6.8)	(0.3)
Broadband and internet	26	26	23	-	13.0
IT services	466	468	422	(0.4)	10.9
Resale	2	2	2	-	-
Other operating revenues	56	87	99	(35.6)	(12.1)
Internal revenue	81	63	54	28.6	16.7
Other gains	4	-	-	NM	-
Total operating revenues and other gains	**1,449**	**1,509**	**1,502**	**(4.0)**	**0.5**
Operating expenses					
Labour	(327)	(336)	(314)	(2.7)	7.0
Intercarrier costs	-	(3)	-	NM	NM
Other operating expenses	(441)	(467)	(425)	(5.6)	9.9
Internal operating expenses	(456)	(484)	(503)	(5.8)	(3.8)
Total operating expenses	**(1,224)**	**(1,290)**	**(1,242)**	**(5.1)**	**3.9**
EBITDA	**225**	**219**	**260**	**2.7**	**(15.8)**

Operating revenues

Operating revenues and other gains declined by NZ$60 million, or 4.0%, to NZ$1,449 million in 2010 compared to 2009 but increased by NZ$7 million, or 0.5%, in 2009 compared to 2008. Revenue from IT services were slightly lower in 2010 and traditional calling, local services and data revenues continued to reduce in line with industry trends as increased competition, regulation and technology drove down pricing.

Local service revenues declined by NZ$17 million, or 14.2%, to NZ$103 million in 2010 compared to 2009 and by NZ$10 million, or 7.7%, to NZ$120 million in 2009 compared to 2008 whilst calling revenues declined by NZ$16 million, or 8.9%, in 2010 and by NZ$17 million, or 8.6%, in 2009. The year-on-year reductions in local service and calling revenues primarily reflect reductions in price due to increased competition, and lower termination rates with some reductions in calling volumes.

Mobile revenues increased by NZ$10 million, or 5.5%, to NZ$192 million in 2010 compared to 2009 following a decrease of NZ$11 million, or 5.7%, to NZ$182 million in 2009 compared to 2008. The 2010 growth in revenues reflects the growing XT customer base and higher than average revenues per customer on the XT mobile network. The 2010 mobile revenues also reflect the impact of reparations and credits of NZ$3 million given to certain mobile customers as a result of the partial XT mobile network outages in 2010. The decline in 2009 revenues compared to 2008 are a result of lower CDMA revenues (including roaming revenues) in anticipation of the XT mobile network.

Data revenues declined by NZ$26 million, or 6.8%, to NZ$355 million in 2010 compared to 2009 and were largely flat in 2009 compared to 2008. The 2010 decline reflects the change in the competitive environment and economic conditions where customers moved towards lower cost options. In New Zealand, these conditions have resulted in increased price and volume pressure. The 2009 revenues were largely unchanged despite price competition and the migration of certain customers to Telecom Wholesale.

Broadband and internet revenues of NZ$26 million were unchanged in 2010 compared to 2009, but rose by NZ$3 million, or 13.0%, to NZ$26 million in 2009 compared to 2008. The 2009 increase reflects higher customer numbers.

IT services revenue declined by NZ$2 million, or 0.4%, to NZ$466 million in 2010 compared to 2009 due to a decline in procurement revenues as a result of economic uncertainty and delayed customer spend, particularly in the government sector. IT services revenue increased by NZ$46 million, or 10.9%, to NZ$468 million in 2009 compared to 2008 principally due to the growth in IT solutions revenue and network-delivered services following strong growth in sales across a broad range of enterprise and corporate customers.

Other operating revenue declined by NZ$31 million, or 35.6%, to NZ$56 million in 2010 compared to 2009 and NZ$12 million, or 12.1%, to NZ$87 million in 2009 compared to 2008, reflecting lower revenues in Australia, primarily driven through continued decline in revenues from the Commonwealth Bank of Australia more than offsetting the growth experienced in the Australian mid-market sector.

Internal revenue increased by NZ$18 million, or 28.6%, to NZ$81 million in 2010 compared to 2009 and by NZ$9 million, or 16.7%, to NZ$63 million in 2009 compared to 2008. These revenues related to IT procurement supplied to other Telecom business units and is driven off their demand for IT equipment. Other gains of NZ$4 million in 2010 represented various resolutions and settlements reached with a supplier.

Operating expenses

Labour costs declined by NZ$9 million, or 2.7%, to NZ$327 million in 2010 compared to 2009 whilst they had previously increased by NZ$22 million, or 7.0%, to NZ$336 million in 2009 compared to 2008. In 2010, this reduction reflects the active management of costs in both New Zealand and Australia as part of Gen-i's cost reduction programme. The higher labour costs in 2009 of NZ$336 million were primarily due to increased headcount to deliver additional professional services and IT solutions outsourcing.

Other operating expenses declined by NZ$26 million, or 5.6%, to NZ$441 million in 2010 compared to 2009 following a NZ$42 million, or 9.9%, increase to NZ$467 million in 2009 compared to 2008. The 2010 reduction in other operating expenses

arose from the lower costs of goods sold resulting from IT procurement revenue, partially offset by increased mobile acquisition costs as XT connections continued to grow. Other operating expenses for 2009 increased to support the revenue growth in IT services and higher volumes in the procurement line of business, alongside the growth in mobile costs to support the launch of the XT mobile network.

Internal operating expenses declined by NZ$28 million, or 5.8%, to NZ$456 million in 2010 compared to 2009 and by NZ$19 million, or 3.8%, to NZ$484 million in 2009 when compared to 2008 as Gen-i experienced a corresponding reduction in the number of lines and volume of services purchased from Chorus and Telecom Wholesale. For 2009 this was partially offset by an increase in internal charges from Telecom Wholesale due to growth in the volume of data services.

AAPT

YEAR ENDED 30 JUNE	2010 NZ$M	2009 NZ$M	2008 NZ$M	2010/2009 % CHANGE	2009/2008 % CHANGE
Operating revenues and other gains					
Local service	27	31	27	(12.9)	(14.8)
Calling	271	348	395	(22.1)	(11.9)
Interconnection	39	47	40	(17.0)	17.5
Mobile	30	40	45	(25.0)	(11.1)
Data	168	161	153	4.3	5.2
Broadband and internet	174	200	196	(13.0)	2.0
Resale	272	331	368	(17.8)	(10.1)
Other operating revenues	30	24	32	25.0	(25.0)
Internal revenue	98	109	113	(10.1)	(3.5)
Other gains	-	-	7	-	NM
Total operating revenues and other gains	**1,109**	**1,291**	**1,376**	**(14.1)**	**(6.2)**
Operating expenses					
Labour	(172)	(187)	(194)	(8.0)	(3.6)
Intercarrier costs	(573)	(716)	(785)	(20.0)	(8.8)
Other operating expenses	(167)	(180)	(193)	(7.2)	(6.7)
Internal operating expenses	(60)	(93)	(89)	(35.5)	4.5
Total operating expenses	**(972)**	**(1,176)**	**(1,261)**	**(17.3)**	**(6.7)**
EBITDA	**137**	**115**	**115**	**19.1**	**-**

Reported NZ$ results from AAPT are impacted by movements in exchange rates. The average NZ$:A$ exchange rates for the last three years are shown in the table below.

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009 % CHANGE	2009/2008 % CHANGE
Average NZ$/A$ exchange rate	0.7967	0.8136	0.8577	(2.1)	(5.1)

The 2010 average NZ$:A$ exchange rate was lower than the two preceding years, resulting in an equivalent increase in reported NZ$ revenues, expenses and EBITDA for AAPT. The following analysis is based on the underlying Australian dollar (A$) results in order to remove the impact of foreign exchange rates movements.

Operating revenues and other gains

In 2010, operating revenues and other gains decreased by A$163 million, or 15.6%, to A$882 million as compared to 2009 as revenue declined in all main categories, with the exception of data. The Consumer, Business Solutions and Wholesale divisions experienced decreases in revenue when compared to 2009. The impact of the revenue decline on margin was mitigated through an improved product mix of new business, favourable pricing from third-party carriers where lower operating costs arose, the 'on-net' strategy and the managed reduction in low margin consumer customers. In 2009, operating revenue and other gains decreased by A$141 million, or 11.9%, to A$1,045 million driven by a 24% drop in Consumer services when compared to 2008, partially offset by Consumer price realignments.

In 2010, calling and resale revenue declines of A$67 million, or 23.8%, to A$215 million and A$52 million, or 19.4%, to A$216 million respectively were primarily driven by a managed reduction in low margin customers. In 2009, calling revenue decreased by A$9 million, or 3.4%, to A$282 million compared to 2008 due to the impact of lower Consumer services. This impacted resale revenue also, which declined by A$41 million, or 13.3%, to A$268 million in 2009, compared to 2008 partially offset by growth in wholesale resale revenue.

In 2010, mobile revenue decreased by A$9 million, or 27.3%, to A$24 million compared to 2009 due to an overall decline in services. In 2009 mobile revenue decreased by A$13 million, or 28.3%, to A$33 million compared to 2008 of which A$6 million related to revenue lost as result of the of the standalone customer base in 2008.

In 2010 data revenue increased by A$4 million, or 3.1%, to A$134 million compared to 2009, primarily in the Wholesale channel. In 2009 data revenue remained stable when compared to 2008.

In 2010 broadband and internet revenue declined by A$25 million, or 15.3%, to A$138 million compared to

2009 due to churn and price erosion in all divisions. In 2009 broadband and internet revenue declined by A$6 million, or 3.6%, to A$163 million compared to 2008 due to the decline in Consumer services.

Operating expenses

Labour costs decreased in 2010 by A$14 million, or 9.3%, to A$136 million in 2010 compared to 2009 mainly due to 10% lower headcount driven by the transition to an offshore call centre in Manila and other restructures. Labour costs decreased by A$15 million, or 9.1%, to A$150 million in 2009 compared to 2008 due to headcount reductions achieved through restructuring.

In 2010 intercarrier costs reduced by A$126 million, or 21.7%, to A$455 million compared to 2009 in line with revenue reductions as a consequence of the reduced customer usage and the ongoing savings due to moving customers 'on-net'. In 2009 intercarrier costs reduced by A$97 million, or 14.1%, to A$581 million as compared to 2008 due to the reduction in Consumer services and cost savings from moving customers `on-net'.

Other operating expenses reduced by A$9 million, or 6.3%, to A$135 million in 2010 compared to 2009. The reduction was driven by savings through the transition to an offshore call centre in Manila, significant data storage cost reductions, IT support contract renegotiation and lower bad debt expenses. Increased marketing in the consumer and business segments has partially offset these reductions. In 2009 other operating expenses reduced by A$27 million, or 15.8%, to A$144 million compared to 2008 mainly driven by savings in outsourcing through the transition to an offshore call centre.

AAPT's EBITDA improved by A$15 million, or 16.1%, in 2010 compared to A$108 million with 2009. The improvement was driven by:

- Continued cost focus, driven by headcount reductions and other cost management initiatives;
- More customers and products 'on-net';
- Favourable one-off adjustments in 2010 from commercial terms agreed with another operator; and
- Start up costs associated with off-shoring in 2009.

Technology & Shared Services

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009	2009/2008
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Operating revenues and other gains					
Other operating revenues	8	7	6	14.3	16.7
Internal revenue	612	602	583	1.7	3.3
Other gains	10	-	-	NM	-
Total operating revenues	**630**	**609**	**589**	**3.4**	**3.4**
Operating expenses					
Labour	(103)	(94)	(97)	9.6	(3.1)
Other operating expenses	(292)	(290)	(298)	0.7	(2.7)
Internal operating expenses	(235)	(225)	(194)	4.4	16.0
Total operating expenses	**(630)**	**(609)**	**(589)**	**3.4**	**3.4**
EBITDA	**-**	**-**	**-**	**-**	**-**

T&SS manage the costs of the maintenance of the New Zealand networks and the provision of shared financial services for Telecom. Previously these costs were not recharged to other business units and T&SS was considered a loss making business unit and did not normally generate a profit from its ordinary operations. However, Telecom implemented FCA from 1 July 2009, with restated comparative information. FCA aims to match costs with revenues and has resulted in a portion of internal trades that substantially allocate all the costs from T&SS to customer facing business units. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

Operating revenues and other gains

Through FCA, T&SS now recovers its costs from the other Telecom business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses, which led to the NZ$10 million, or 1.7%, increase in internal revenue to NZ$612 million in 2010 compared to 2009.

Internal revenue of NZ$602 million was NZ$19 million, or 3.3%, higher in 2009 compared to 2008 due to charges for wholesale equipment in T&SS' exchanges, which were not required to be charged in 2008, and movements due to higher recoveries from FCA.

Other gains of NZ$10 million in 2010 represent various resolutions and settlements reached with a supplier.

Operating expenses

Labour costs increased by NZ$9 million, or 9.6%, to NZ$103 million in 2010 compared to 2009 principally due to the incremental operational support and management required of T&SS staff in relation to the Undertakings compliance and transformation programmes. Certain labour costs were also capitalised on project related build costs in the comparative periods. Labour costs decreased by NZ$3 million, or 3.1%, to NZ$94 million in 2009 compared to 2008 as the effect from a decreased head count was partially offset by salary inflation. Other operating expenses increased by NZ$2 million, or 0.7%, in 2010 compared to 2009. The relatively consistent costs are due to cost reduction programmes largely offsetting increases in costs to support ongoing regulatory requirements and new platforms and networks, such as the WCDMA mobile network and associated systems, as well as a provision release recognised during 2009. Other operating expenses decreased by NZ$8 million, or 2.7%, to NZ$290 million in 2009 due to the focus on cost efficiency and control and the 2009 provision release noted above.

Internal operating expenses increased by NZ$10 million, or 4.4%, to NZ$235 million in 2010 compared to 2009. These increases were demand driven and largely arose from increased backhaul charges, reflecting increased use of Chorus' network driven by increased demand from Telecom Retail and Gen-i. Internal operating expenses increased by NZ$31 million, or 16.0%, to NZ$225 million during 2009 compared to 2008 from additional co-location charges due to an increase in T&SS equipment in Chorus' exchanges, and from increases in backhaul charges, reflecting greater use of the Chorus network.

Critical accounting policies and recently issued accounting standards

See note 1 to the financial statements for Telecom's critical accounting policies. Telecom's critical accounting policies have been reviewed by Telecom's Audit and Risk Management Committee.

See note 33 to the financial statements for the potential impact of recently issued accounting standards.

Sharemarket review

Telecom's share price opened the year at NZ$2.73 on 1 July 2009 and closed at NZ$1.89 on 30 June 2010, a decrease of 31% for 2010. Telecom believes that the decline in the share price largely reflected the global credit crisis, the Government's decision on TSO and RBI, market reaction to a reduction in earnings guidance as well as the Government's UFB initiative. Whilst management believe that Telecom remains resilient to the economic slowdown, most New Zealand shares, including Telecom, are trading at a discount to analysts' valuations.

Global financial markets

During 2008 and 2009 the financial markets were impacted by the economic downturn, and global financial crisis, where bank solvency, declines in credit availability, and damaged investor confidence impacted on global stock markets. In response many governments rolled out stimulus packages and during 2010 global equity indices have, in general, increased (see Figure 2 below). However the markets remain cautious with heightened focus in areas such as sovereign debt, unemployment, consumer confidence and economic growth. Accordingly the global financial markets may remain volatile for some time. During 2010 the New Zealand financial market remained challenging with much of the gain generated during the first six months given up during the latter part of the year, although it did ultimately finish up 6.9%.

NZ equity market

The New Zealand market followed global trends, with the NZX50 up 6.9% in the year ended 30 June 2010.

Figure 1:
Telecom's share price on the NZX for the year ended 30 June 2010



Figure 2:
Global equity indices performance for the year ended 30 June 2010



Dividend policy and long-term capital management

Liquidity and capital resources

Telecom's principal sources of liquidity are operating cash flows and external borrowing from established debt programmes and bank facilities. In October 2007, Telecom returned NZ$1,113 million from the previous sale of Telecom's Yellow Pages Group to shareholders as part of a capital return by way of a court-sanctioned pro-rata share cancellation, which involved the cancellation of 1 in 9 ordinary shares on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. With regards to American Depositary Receipts (ADR) holders, following the

capital return the ratio of ADR to ordinary shares was changed from 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares. From an ADR holder's perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs.

The Telecom board continues to be committed to Telecom maintaining 'single A' credit ratings from Moody's Investors Service and Standard & Poor's and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom's debt profile, operating outlook, cash flow and cost of capital. As a guide, over the last three years Telecom's expectations have been to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. The extent of funds available to pay dividends is driven by the level of earnings as well as future capital expenditure requirements and investment needs. This capital management objective would be subject to re-assessment under structural separation.

As at 30 June 2010 the consolidated net tangible assets per share was NZ$0.75. Net tangible assets per share is a non-GAAP financial measure and is not prepared in accordance with NZ IFRS. It is required to be disclosed by NZX listing requirements.

The calculation of Telecom's consolidated net tangible assets and its reconciliation to the consolidated balance sheet is presented below

AS AT 30 JUNE	2010	2009	2008
Total assets (NZ$m)	6,865	6,765	7,156
Less intangible assets (NZ$m)	(1,106)	(953)	(990)
Less total liabilities (NZ$m)	(4,320)	(4,320)	(4,669)
Net tangible assets (NZ$m)	1,439	1,492	1,497
Number of shares outstanding (m)	1,921	1,862	1,826
Net tangible assets per share (NZ$)	0.75	0.80	0.82

The comparative amounts have been restated following Telecom's adoption of Part 1 of IFRS 9, as described in note 1 of the financial statements.

Cash flows

The following table sets out information regarding Telecom's cash flows from 2008 to 2010:

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009	2009/2008
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Net cash flow from					
Operating activities	1,761	1,551	1,685	13.5	(8.0)
Investing activities	(1,091)	(1,282)	(890)	(14.9)	44.0
Financing activities	(555)	(880)	(2,036)	(36.9)	(56.8)
Foreign exchange movement	(16)	93	51	NM	82.4
Net (decrease)/increase in cash	**99**	**(518)**	**(1,190)**	**NM**	**(56.5)**

Net cash from operating activities

Net cash from operating activities increased in 2010 by NZ$210 million, or 13.5%, to NZ$1,761 million. This was due to the reduction in payments to suppliers and employees of NZ$577 million more than offsetting the NZ$395 million reduction in cash received from customers. The reduction in payments to suppliers and employees was a result of lower intercarrier expenses and Telecom's focus on reducing costs and reducing working capital balances, while the decline in cash received from customers follows the revenue and accounts receivable declines during 2010. Tax payments were also NZ$41 million lower in 2010 as a result of a refund received during 2010. Cash from dividends received was NZ$16 million lower in 2010 when compared to 2009, principally due to lower Southern Cross dividends, which partially offset an NZ$18 million decrease in interest payments due to lower average debt balances.

Net cash from operating activities decreased by NZ$134 million, or 8.0%, to NZ$1,551 million in 2009. This was due to an increase in payments to suppliers and employees of NZ$227 million caused by timing differences of payments when compared

to 2008 and a decrease in interest received. Interest income was lower in 2009 than 2008 due to the return of cash to shareholders in 2008, as noted above. Offsetting those increases were a reduction in tax paid of NZ$71 million resulting from a tax refund received in 2009 but relating to the 2008 income tax year and a reduction in interest paid due to lower average levels of debt.

Net cash from investing activities

The net cash outflow on investing activities of NZ$1,091 million in 2010 was NZ$191 million, or 14.9%, lower than the NZ$1,282 million outflow in 2009 due to reductions in payments for property, plant and equipment and intangible assets (capital expenditure). This compared to a NZ$392 million, or 44.0%, increase in the cash outflow on investing activities of NZ$1,282 million in 2009 when compared to 2008, due to increased capital expenditure of NZ$332 million, as well as NZ$70 million of proceeds from short-term investments received in 2008 that were not repeated in 2009.

The movements in capital expenditure are described below.
Investing activities includes purchases of intangible assets, property, plant and equipment. Telecom analyses these purchases on an accruals basis, after capitalised interest, rather than on the cash basis reported in the cash flow statement. Non-cash additions to property, plant and equipment are also excluded (eg, decommissioning provisions). These measures are reconciled in the table below.

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009	2009/2008
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Purchase of property, plant and equipment and intangible assets	1,080	1,277	945	(15.4)	35.1
Capitalised interest	20	18	12	11.1	50.0
Movement in creditors	86	18	72	NM	(75.0)
Non-cash additions	(3)	-	(42)	-	NM
Total capital expenditure	**1,183**	**1,313**	**987**	**(9.9)**	**33.0**
Relating to:					
Transformation and regulation	596	780	297	(23.6)	NM
Business sustaining	587	533	690	10.1	(22.8)

As with 2009, Telecom's investment focus for 2010 has been predominantly related to Telecom's transformation and regulation programmes, with NZ$596 million spent on these activities in 2010, a decrease of NZ$184 million, or 23.6%, compared to NZ$780 million in 2009. Some of Telecom's fixed network growth requirements have been met through the FTTN programme and Telecom is actively directing investment from legacy systems towards future mode applications being delivered under the transformation and regulation programmes.

The NZ$184 million, or 23.6%, reduction in transformation and regulation investment in 2010 was due to NZ$300 million of reductions in spend on the WCDMA mobile network and the FNT programmes of work reducing spend after peak investment occurred in 2009, which were partially offset by NZ$120 million of increased investment in: FTTN, due to additional cabinet rollouts in accordance with Telecom's Undertakings commitments; Retail NGT, with the launch of the equivalence of inputs for residential broadband and investment in the primary line voice service; and separation driven investment to meet the full equivalence requirements in the Undertakings by December 2011.

The NZ$54 million, or 10.1%, increase in business sustaining activities in 2010 related to other investment programmes, including the fit out for the new Auckland and Wellington buildings, as well as further investment in building infrastructure, such as air conditioning and electricity services on other sites. Telecom Wholesale also increased its capital expenditure on new products and services to enhance its network to support future increases in customer demand.

The NZ$483 million increase in transformation and regulation investment in 2009 compared to 2008 related to increases in the WCDMA mobile network, FTTN, FNT and separation projects. The largest capital project in 2009 was the WCDMA mobile network, where the capital spend of NZ$315 million was NZ$161 million higher than 2008. The 2009 investment was related to the physical network implementation, while expenditure in 2008 focussed on site acquisition. FTTN investment of NZ$126 million was NZ$115 million higher than 2008 as deployment of fibre-fed cabinets ramped up in 2009 to meet the 2011 target completion date. FNT investment of NZ$150 million in 2009 also increased by NZ$106 compared to 2008 in preparation for the retail primary line voice service. Investment in separation intensified in 2009 when NZ$123 million was spent, including spend on regulated products and system changes. This compared to NZ$46 million of investment in 2008.

Business sustaining investment in 2009 of NZ$533 million was NZ$157 million, or 22.8%, lower than the 2008 as spend on network maintenance and growth, and IT systems declined by NZ$126 million in 2009.

For 2011 Telecom currently expects capital expenditure of between NZ$1.0 billion and NZ$1.1 billion to deliver on FTTN, fixed network transformation, XT mobile network enhancements, regulatory undertakings and business sustaining programmes. It is expected that this expenditure will be financed from operating cash flows and existing cash reserves.

Management believes Telecom's net cash flows generated from operations and its existing available cash and borrowings will be sufficient to fund Telecom's expected capital expenditure, working capital and investment requirements for 2011. As detailed in note 24 to the financial statements, Telecom evaluates its liquidity requirements on an ongoing basis and raised NZ$400 million in long-term debt in 2009. In general, Telecom generates sufficient cash flows from its operating activities to meet its financial liabilities. In the event of any shortfalls, Telecom has three short-term financing programmes in place; a US$1 billion European Commercial Paper programme, a NZ$500 million note facility, and an A$1.5 billion short-term note and medium term note programme.

In addition to the short-term financing programmes at 30 June 2010, Telecom had committed stand-by facilities of NZ$700 million with a number of credit-worthy banks and had committed overdraft facilities of NZ$20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities.

Telecom's liquidity policy is to maintain unutilised committed facilities or liquid resources (comprising cash and short-term investments) of 100% of the next twelve months' funding requirements. The policy also requires that long-term debt maturities are distributed over a 10-year period, with no more than NZ$800 million, or 20% of gross debt (whichever is higher), maturing in any one year. Net debt must have a weighted average life of between 3.75 and 5.25 years.

Telecom's future borrowing requirements are dependent on revenue receipts, capital expenditure requirements, distributions to shareholders, taxation payments, servicing and repayment of existing debt and other business requirements as determined from time to time. There is no particular seasonality to borrowing requirements.

See note 24 to the financial statements for further details of Telecom's financial instruments and risk management.

Net cash from financing activities

Telecom's outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in 2010 was

NZ$555 million, compared to NZ$880 million in 2009. The 2010 total of NZ$555 million comprises NZ$327 million of dividend payments and NZ$228 million relating to the repayment of debt and derivatives. This compared to NZ$420 million of dividend payments in 2009 and NZ$860 million for the repayment of debt and derivatives, partially offset by NZ$400 million of proceeds from issuing long-term debt.

Net cash outflow from financing activities decreased by NZ$1,156 million in 2009 to NZ$880 million as Telecom paid NZ$1,178 million in relation to capital repurchased in 2008 without a similar repurchase in 2009. Telecom issued NZ$400 million and repaid NZ$744 million of long-term debt and dividends of NZ$420 million were paid to shareholders.

Working capital and net tangible assets per share

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom's working capital position is shown in the table below.

YEAR ENDED 30 JUNE	2010	2009	2008	2010/2009	2010/2008
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Current assets	1,127	1,188	1,856	(5.1)	(36.0)
Current liabilities	(1,419)	(1,483)	(2,280)	(4.3)	(35.0)
(Deficit)/surplus in working capital	**(292)**	**(295)**	**(424)**	**(1.0)**	**(30.4)**

Telecom's current liabilities exceeded current assets, however Telecom has positive operating cash flows that enable working capital to be managed to meet short-term liabilities as they fall due.

Credit ratings

At 30 June 2010 Telecom's long-term credit ratings were a Standard & Poor's rating of A (outlook negative) and a Moody's Investors Service's rating of A3 (outlook stable). On 4 August 2010 Standard & Poor's revised Telecom's rating to A, credit watch negative. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

A US$250 million debt issue that matures in December 2011 has pricing triggers in the event of a rating downgrade. These triggers would require Telecom's long-term ratings from Standard & Poor's or Moody's Investors Service to fall below A- or A3 respectively before increased interest rates would apply. Telecom is also required to post collateral to support the value of certain derivatives. As at 30 June 2010, US$15 million (NZ$21 million) of collateral was posted (30 June 2009: nil). In the event of a downgrade of Telecom's credit rating to either Baa1 (Moody's Investors Service), or BBB+ (Standard & Poor's) US$194 million of additional collateral would be required to be posted.

Contractual obligations and commitments

Telecom's contractual obligations and other commercial commitments as at 30 June 2010 are set out in the table below.

		PAYMENTS DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	AFTER 5 YEARS
CONTRACTUAL OBLIGATIONS	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Short-term debt	163	163	-	-	-
Long-term debt	2,787	150	1,174	564	899
Derivative liabilities	698	84	319	55	240
Operating leases	656	86	151	102	317
Capital expenditure	163	159	4	-	-
Interest payments on term debt [1]	622	129	231	111	151
Operating expenditure commitments [2]	323	313	10	-	-
Total contractual cash obligations	**5,412**	**1,084**	**1,889**	**832**	**1,607**

1   Future interest payments on the portion of term debt subject to floating interest rates are calculated based on current interest rates.

2   Telecom has issued a guarantee in respect of a lease of certain telecommunications equipment totalling NZ$22 million.

As noted in the financial statements, Telecom's debt contains certain triggers in the event of default, as defined in the various debt agreements.

Off-balance sheet arrangements

Telecom does not have any off-balance sheet arrangements, as the term is defined for the purposes of Item 5.E of the Form 20-F, that have or are reasonably likely to have a current or future effect on Telecom's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Treasury and interest rate management

Telecom manages its treasury activities through a board-approved treasury constitution consisting of treasury governance and policy frameworks. Telecom is exposed to foreign currency fluctuations through borrowing in foreign currencies, making capital and operating expenditure purchases in foreign currencies and operating in the wholesale international telecommunications market, as well as through the impact that foreign currency fluctuations have on reported results of foreign subsidiaries.

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment, for example, AAPT is funded in Australian dollars. Other than these borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross currency interest rate swaps. Telecom also hedges a portion of its foreign currency purchases forecast for the next 12 months and hedges a portion of the net balance sheet position of its international operations.

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom's interest expense and net earnings within policies approved by the Telecom board.

For further details of Telecom's exposure to interest rate risk, foreign currency risk and its related use of derivatives see note 24 of the financial statements.

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (Exchange Rate).

On 9 August 2010 the exchange rate was 0.7298.

The high and low exchange rates for each month during the previous six months were as follows:

MONTH	HIGH	LOW
February 2010	0.7116	0.6840
March 2010	0.7160	0.6875
April 2010	0.7320	0.7010
May 2010	0.7307	0.6657
June 2010	0.7136	0.6640
July 2010	0.7329	0.6867

The average exchange rates, determined by averaging the exchange rates on the last day of each month during the year for the financial periods specified below were as follows:

YEAR ENDED 30 JUNE	AVERAGE
2006	0.6673
2007	0.6921
2008	0.7705
2009	0.6041
2010	0.7016

Controls and procedures

Telecom's management, with the participation of Telecom's Chief Executive Officer and Telecom's Chief Financial Officer, evaluated the effectiveness of Telecom's disclosure controls and procedures as of 30 June 2010. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation and taking into account the foregoing, Telecom's Chief Executive Officer and Telecom's Chief Financial Officer concluded that, as of 30 June 2010, Telecom's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act is recorded, processed, summarised and reported on a timely basis, and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act is accumulated and communicated to Telecom's management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Dividend policy

Subject to there being no material adverse changes in circumstances or operating outlook, Telecom's dividend policy for 2011 will target a payout ratio of approximately 90% of adjusted net earnings and is expected to be fully imputed. Supplementary dividends are only declared to the extent dividends are imputed.

Telecom's dividend reinvestment plan is also expected to continue for 2011, where shares issued under the plan are priced at the prevailing market price with no discount. These mechanisms are reviewed at each dividend date. For 2011 Telecom intends to conduct an on-market buy back of an equivalent number of shares issued pursuant to the dividend reinvestment plan.

Management's report on internal control over financial reporting

Telecom's management is responsible for establishing and maintaining adequate internal control over financial reporting. Telecom's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

Under the supervision and with the participation of Telecom's Chief Executive Officer and Telecom's Chief Financial Officer, Telecom's management evaluated the effectiveness of Telecom's internal control over financial reporting as of 30 June 2010 based upon the framework in 'Internal Control – Integrated Framework' issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Based upon that evaluation, Telecom's management has concluded that, as of 30 June 2010, Telecom's internal control over financial reporting is effective.

KPMG, Telecom's independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report and, as a part of the audit, has reported on the effectiveness of Telecom's internal control over financial reporting.

Changes in internal control over financial reporting

There have been no changes in Telecom's internal control over financial reporting during the year ended 30 June 2010 that have materially affected, or are reasonably likely to materially affect, Telecom's internal control over financial reporting.

Group risk factors

Future changes to the New Zealand regulatory and public policy environment could adversely affect Telecom's business

Despite the recent widespread regulatory reforms in late 2006, the introduction of operational separation in 2008 and ongoing implementation of those policies, further regulation and changes to public policy are expected to occur, which could adversely affect Telecom's New Zealand operations and ongoing profitability.

The Government's UFB initiative is significant for the telecommunications industry in New Zealand. Telecom is participating in the process and has reinforced its commitment to partnering with the Government through Crown Fibre Holdings to deliver a national FTTP network. UFB creates significant uncertainty for Telecom (see **Regulation**).

One possible outcome of the UFB process is that the Government will partner with Telecom to deliver a national FTTP network. Telecom has announced that in that circumstance, it would consider structurally separating into two companies. Such an outcome would involve fundamental changes to Telecom's business, to the New Zealand telecommunications market and the regulatory environment, the consequences of which are difficult to predict. In addition, such an outcome would involve significant risks and uncertainties associated with separating the company into two, undertaking a large scale infrastructure project and offering new products and services for which the demand is uncertain. The alternative outcome is that another party or parties are selected to undertake the Government's fibre rollout and compete with Telecom in some or all regions. The UFB initiative could overbuild Chorus network assets and create additional retail, SME, corporate and wholesale competition; diluting existing markets and associated revenue pools. Telecom's assets may become stranded, resulting in reduced asset lives and values.

Outcomes regarding Telecom's participation in the UFB initiative, and the final shape and scope of organisational changes required if it does participate, are likely to have a profound impact on its business and the ability of its existing or separated businesses to maintain or grow traditional levels of earnings. The operational and financial outcomes if Telecom does not participate in the UFB initiative are also uncertain in terms of Telecom competing against a FTTP network.

In the event further industry-related regulation or changes in public policy occur, there is the potential that these changes may be less advantageous than those under which Telecom currently operates. This could increase the costs of Telecom's operations, or reduce its ability to generate future revenues. Telecom is also subject to changes arising from the exercise of regulatory intervention or future Government policy changes.

Telecom may be unable to remove operating costs

Changes in the environment in which Telecom operates have caused a revision of its earnings forecast over its long-term planning period of 2011 to 2013. This revision signals the increased importance of cost reduction as an earnings driver over the period.

Telecom's ability to reduce costs in order to maintain or improve profitability may be impaired by a combination of factors, such as: an inability to successfully execute or realise cost reductions from its key business transformation programmes; increased operating costs arising from operational separation and other regulatory changes; costs accruing from the Government's UFB initiative; and increased direct costs while growing mobile market share on its XT mobile network.

Collectively, these factors may prevent Telecom from achieving its planned levels of operating cost reductions, placing pressure on its ongoing profitability.

Telecom may be unable to manage transformation and regulatory changes at the same time

Telecom faces a high volume of change or additions to its key network and supporting information systems, created largely through regulatory and transformation programmes. These changes may create integration and resource 'bottleneck effects' in its key business infrastructure. If Telecom is unable to mitigate these bottlenecks with relevant regulatory relief or business and commercial processes, it risks:

- Missing Undertakings milestones;
- Missing timely achievement of key business outcomes;
- Service outages;
- Cost escalation from re-work, cost overruns, fines or other punitive measures, and customer claims (under its customer contracts and regulatory requirements);
- Reputation damage; and
- Customer dissatisfaction resulting in customer churn.

Collectively, these factors may prevent Telecom from achieving its planned levels of operating performance, placing pressure on its ongoing levels of profitability.

Telecom may be unable to contain its capital spend or may experience an opportunity cost associated with capital control

Telecom maintains high levels of annual capital investment, with approximately NZ$1.0 billion to NZ$1.1 billion forecast in 2011, to:

- Continue implementation of a next generation network to replace legacy PSTN service platforms;
- Develop operational support systems to complement new business models;
- Continue to grow broadband and mobile market share;
- Sustain its current network and information systems operations; and
- Respond to regulatory and separation requirements.

However, competitive or regulatory drivers may accelerate the need for capital expenditure in these key areas. Additionally, the ability to contain capital spend is under continual pressure from the increased complexity inherent in the delivery of new and emerging technologies in response to market changes.

Accordingly, Telecom's capital spend may exceed current market and management expectations, negatively impacting Telecom's return on investment, future profitability and its ability to raise future capital funds on acceptable terms.

Capital constraints may impede Telecom's ability to pursue growth investment opportunities in key areas such as mobile, broadband, IT solutions and other new products and technologies. Should this occur, Telecom's ability to maintain competitive positioning and grow its future revenues may be impacted.

Telecom may be unable to achieve its planned revenues

The environment in which Telecom operates increasingly challenges its ability to grow its revenues. The most significant factors that may prevent or impair Telecom from delivering its planned revenues are:

- Achieving the challenging growth rate targeted for the mobile market;

- Fixed access and calling revenues declining to a greater extent than anticipated in the long-term plan;
- Intensifying competition in consumer, enterprise and wholesale markets, fuelled by regulatory changes; and
- Demand reductions fuelled by recessionary downturn.

Should Telecom be unable to successfully mitigate these revenue risks, its actual revenue performance could fall short of its planned revenues having an adverse effect on Telecom's profitability.

Telecom could experience difficulty in retaining and attracting experienced and skilled people

Employee exposure to significant work related pressures over the last few years from the implementation of regulatory and transformational initiatives, uncertainty about Telecom's future structure in a UFB environment and increasing employment opportunities likely to arise from the Australian NBN delivery, pose a risk to Telecom's ability to retain people and knowledge.

Loss of employees with key technical, service or institutional knowledge may impact Telecom's ability to deliver its future plans and materially affect its financial performance.

Telecom has an increased dependence on outsource suppliers

As described in **Our company** – **strategic suppliers**, Telecom operates a number of outsourcing and partnering relationships with external suppliers upon which it increasingly depends to operate and build its technology platforms and provide service to its customers.

Failure by Telecom's key partners to supply equipment, services or required deliverables within acceptable cost, time and quality requirements could affect Telecom's financial position and performance.

AAPT may be unable to improve its financial performance and cash flows

Achieving profitable operations and cash flows in AAPT is dependent on a combination of factors such as successfully executing business transformation initiatives, operating on a lower cost base, delivering a compelling, high quality customer service experience and building scale through the acquisition and retention of high value customers and successfully separating the Consumer business upon completion of the sale to iiNet.

In the event that AAPT is unable to successfully execute these initiatives, a return to profitable operations may be prevented, impairing the returns available from Telecom's investment in AAPT resulting in a potential write-down of asset carrying values.

Network and system failures could damage Telecom's reputation and earnings

Telecom's network infrastructure (including exchanges), particularly in New Zealand, is geographically widespread and is vulnerable to natural disasters including those which may arise from the effects of climate change.

Increased failure rates and increasing difficulty supporting ageing legacy technologies, in combination with a trend towards greater consolidation of the infrastructure supporting new technologies, may prevent Telecom serving customers and/or cause increased loss of services, resulting in lost revenue and customer dissatisfaction.

Growth in new products and service lines may also create capacity problems in mobile and data network infrastructure. A number of IS and network systems are crucial to supporting Telecom's ability to provide reliable, uninterrupted customer service. Some of these systems are approaching the end of their useful lives and may not be replaced, upgraded or phased out before problems of capacity, spare parts, supplier support and increased fault levels occur.

The deployment of new networks, such as the WCDMA deployment in 2009, and systems could also experience failures. The new WCDMA network experienced several partial outages in 2010 that impacted Telecom's 2010 earnings, the expected customer take up on to this new network and market perception of the network's performance. See **company review**-**partial mobile network outages**.

A serious service failure could adversely impact Telecom's financial performance reputation and may attract additional industry regulation.

A change in the assumptions that support the carrying value of Telecom's goodwill may lead to future impairment

As at 30 June 2010, Telecom had recognised NZ$106 million of goodwill. Telecom assesses the carrying value of its goodwill on a regular basis. As detailed in critical accounting policies in note 1 to the financial statements, this assessment is based on a number of assumptions, including expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Any future adverse impacts arising in assessing the carrying value of Telecom's goodwill could lead to future impairment that would affect future earnings.



Auditors' Report based on New Zealand Auditing Standards

To the shareholders of Telecom Corporation of New Zealand Limited

We have audited the financial statements that consist of the statements of financial position, income statements, statements of comprehensive income, statements of changes in equity, cash flow statements and Notes 1 to 33. The financial statements provide information about the past financial performance and financial position of the Company and Group as at 30 June 2010. This information is stated in accordance with the accounting policies set out in note 1 to the financial statements.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Company and Group as at 30 June 2010 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Other than in our capacity as auditors we have no relationship with or interests in the Company. Partners and employees of our firm may also deal with the Company and Group on normal terms within the ordinary course of trading activities of the business of the Company and Group. These matters have not impaired our independence as auditors of the Company and Group.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the Company as far as appears from our examination of those records;
- the financial statements:
  - comply with International Financial Reporting Standards as issued by the International Accounting Standards Board;
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the Company and Group as at 30 June 2010 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 19 August 2010 and our unqualified opinion is expressed as at that date.

KPMG

Auckland, New Zealand



KPMG

Auditors' Report based on PCAOB Standards – Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited

We have audited the accompanying consolidated statements of financial position of Telecom Corporation of New Zealand Limited (the `Company') and subsidiaries as of 30 June 2010, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2010. We also have audited the Company's internal control over financial reporting as of 30 June 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2010, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in note 1 to the financial statements, the Company has elected to early adopt the provisions in Part 1 of NZ IFRS 9, `Financial Instruments' resulting in a change in its method of accounting for certain financial assets that were previously held at cost to fair value. The Company has retrospectively applied this accounting policy as of 1 July 2007.

KPMG

Auckland, New Zealand
19 August 2010

Financial statements

Income statement

For the years ended 30 June 2010, 2009 and 2008

		GROUP			PARENT	
YEAR ENDED 30 JUNE		**2010**	**2009**	**2008**	**2010**	**2009**
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NOTES	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenues and other gains	3					
Local service		1,022	1,049	1,061	-	-
Calling	4	1,003	1,239	1,291	-	-
Interconnection		178	177	178	-	-
Mobile		826	822	875	-	-
Data		642	652	638	-	-
Broadband and internet		574	582	547	-	-
IT services		480	486	439	-	-
Resale		274	333	370	-	-
Other operating revenues	4	245	286	309	1,289	359
Other gains	6	27	12	7	367	-
		5,271	**5,638**	**5,715**	**1,656**	**359**
Operating expenses	5					
Labour		(893)	(909)	(886)	-	-
Intercarrier costs		(957)	(1,239)	(1,243)	-	-
Other operating expenses	5	(1,657)	(1,710)	(1,695)	(1)	(13)
Asset impairments	6	-	(101)	-	(300)	(107)
Other expenses	6	-	-	-	-	(66)
Depreciation		(757)	(683)	(574)	-	-
Amortisation		(275)	(234)	(187)	-	-
		(4,539)	**(4,876)**	**(4,585)**	**(301)**	**(186)**
Finance income	7	22	41	119	306	297
Finance expense	7	(202)	(242)	(271)	(453)	(467)
Share of associates' net profits/(losses)		1	(1)	(3)	-	-
		(179)	**(202)**	**(155)**	**(147)**	**(170)**
Net earnings before income tax		**553**	**560**	**975**	**1,208**	**3**
Income tax (expense)/credit	8	(171)	(160)	(262)	43	55
Net earnings for the year		**382**	**400**	**713**	**1,251**	**58**
Net earnings for the year is attributable to:						
Equity holders of the company		380	398	710	1,251	58
Non-controlling interests		2	2	3	-	-
Earnings per shares (in New Zealand dollars)	9					
Basic net earnings per share		0.20	0.22	0.38		
Diluted net earnings per share		0.20	0.22	0.38		
Weighted average number of ordinary shares outstanding (in millions)		1,891	1,837	1,871		

See accompanying notes to the financial statements.

Statement of comprehensive income

For the years ended 30 June 2010, 2009 and 2008

		GROUP			PARENT	
		2010	**2009** RESTATED	**2008** RESTATED	**2010**	**2009**
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	NOTES	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Net earnings for the year		**382**	**400**	**713**	**1,251**	**58**
Other comprehensive income[1]	8					
Translation of foreign operations		(6)	76	103	-	-
Hedge of net investment		10	(69)	(70)	-	-
Reclassified to income statement on disposal of foreign operation		-	2	-	-	-
Revaluation of long-term investments	13	30	(10)	(48)	-	-
Cash flow hedges	24	9	(48)	51	-	-
Other comprehensive income/(loss) for the year		43	(49)	36	-	-
Total comprehensive income/(loss) for the year		**425**	**351**	**749**	**1,251**	**58**
Total comprehensive income/(loss) attributable to equity holders of the company		423	349	746	1,251	58
Total comprehensive income/(loss) attributable to non-controlling interest		2	2	3	-	-
		425	**351**	**749**	**1,251**	**58**

See accompanying notes to the financial statements.

1 Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 8.

Statement of changes in equity – Group

For the years ended 30 June 2010, 2009 and 2008

YEAR ENDED 30 JUNE 2010 GROUP (DOLLARS IN MILLIONS)	SHARE CAPITAL NZ$M	RETAINED EARNINGS NZ$M	HEDGE RESERVE NZ$M	DEFERRED COMPENSATION NZ$M	REVALUATION RESERVE RESTATED NZ$M	FOREIGN CURRENCY TRANSLATION RESERVE NZ$M	TOTAL EQUITY HOLDERS OF THE COMPANY NZ$M	NON CONTROLLING INTEREST NZ$M	TOTAL EQUITY RESTATED NZ$M
Balance at 30 June 2009 as previously reported	**1,384**	**1,369**	**(41)**	**11**	**12**	**(24)**	**2,711**	**5**	**2,716**
Retrospective impact of IFRS 9[1]	-	-	-	-	(271)	-	(271)	-	(271)
Balance at 1 July 2009 as restated for adoption of IFRS 9	**1,384**	**1,369**	**(41)**	**11**	**(259)**	**(24)**	**2,440**	**5**	**2,445**
Current year impact on the adoption of IFRS 9[1]	-	-	-	-	(4)	-	(4)	-	(4)
Balance at 1 July 2009 restated	**1,384**	**1,369**	**(41)**	**11**	**(263)**	**(24)**	**2,436**	**5**	**2,441**
Net earnings for the period	-	380	-	-	-	-	380	2	382
Other comprehensive income[2]	-	-	9	-	30	4	43	-	43
Total comprehensive income for the period	-	380	9	-	30	4	423	2	425
Contributions by and distributions to owners:	-								
Dividends	-	(453)	-	-	-	-	(453)	(1)	(454)
Dividend reinvestment plan	128	-	-	-	-	-	128	-	128
Issuance of shares under share schemes	3	-	-	2	-	-	5	-	5
Total transactions with owners	131	(453)	-	2	-	-	(320)	(1)	(321)
Balance at 30 June 2010	**1,515**	**1,296**	**(32)**	**13**	**(233)**	**(20)**	**2,539**	**6**	**2,545**

See accompanying notes to the financial statements.

1 IFRS 9 has been retrospectively adopted with the revaluation reserve restated as detailed in notes 1,13 and 24.

2 Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 8.

Statement of changes in equity – Group

For the years ended 30 June 2010, 2009 and 2008

YEAR ENDED 30 JUNE 2009 GROUP	SHARE CAPITAL	RETAINED EARNINGS	HEDGE RESERVE	DEFERRED COMPENSATION	REVALUATION RESERVE RESTATED	FOREIGN CURRENCY TRANSLATION RESERVE	TOTAL EQUITY HOLDERS OF THE COMPANY	NON CONTROLLING INTEREST	TOTAL EQUITY RESTATED
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Balance at 30 June 2008 as previously reported	**1,297**	**1,447**	**7**	**11**	**-**	**(33)**	**2,729**	**7**	**2,736**
Impact of IFRS 9[1]	-	-	-	-	(249)	-	(249)	-	(249)
Balance at 1 July 2008 as restated for the adoption of IFRS 9	**1,297**	**1,447**	**7**	**11**	**(249)**	**(33)**	**2,480**	**7**	**2,487**
Net earnings for the period	-	398	-	-	-	-	398	2	400
Other comprehensive income[2]	-	-	(48)	-	(10)	9	(49)	-	(49)
Total comprehensive income for the period	-	398	(48)	-	(10)	9	349	2	351
Contributions by and distributions to owners:									
Dividends	-	(495)	-	-	-	-	(495)	(4)	(499)
Tax credit on supplementary dividends	-	19	-	-	-	-	19	-	19
Dividend reinvestment plan	79	-	-	-	-	-	79	-	79
Issuance of shares under share schemes	8	-	-	-	-	-	8	-	8
Total transactions with owners	87	(476)	-	-	-	-	(389)	(4)	(393)
Balance at 30 June 2009	**1,384**	**1,369**	**(41)**	**11**	**(259)**	**(24)**	**2,440**	**5**	**2,445**

See accompanying notes to the financial statements.

1   IFRS 9 has been retrospectively adopted with the revaluation reserve restated as detailed in notes 1, 13 and 24.

2   Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 8.

Statement of changes in equity – Group

For the years ended 30 June 2010, 2009 and 2008

YEAR ENDED 30 JUNE 2008 GROUP (DOLLARS IN MILLIONS)	SHARE CAPITAL NZ$M	RETAINED EARNINGS NZ$M	HEDGE RESERVE NZ$M	DEFERRED COMPENSATION NZ$M	REVALUATION RESERVE RESTATED NZ$M	FOREIGN CURRENCY TRANSLATION RESERVE NZ$M	TOTAL EQUITY HOLDERS OF THE COMPANY NZ$M	NON CONTROLLING INTEREST NZ$M	TOTAL EQUITY RESTATED NZ$M
Balance at 30 June 2007 as previously reported	**2,270**	**1,412**	**(44)**	**15**	**11**	**(66)**	**3,598**	**6**	**3,604**
Impact of IFRS9[1]	-	-	-	-	(212)	-	(212)	-	(212)
Balance at 1 July 2007 as restated from the adoption of IFRS 9	**2,270**	**1,412**	**(44)**	**15**	**(201)**	**(66)**	**3,386**	**6**	**3,392**
Net earnings for the period	-	710	-	-	-	-	710	3	713
Other comprehensive income[2]	-	-	51	-	(48)	33	36	-	36
Total comprehensive income for the period	-	710	51	-	(48)	33	746	3	749
Contributions by and distributions to owners:									
Dividends	-	(760)	-	-	-	-	(760)	(2)	(762)
Tax credit on supplementary dividends	-	85	-	-	-	-	85	-	85
Dividend reinvestment plan	195	-	-	-	-	-	195	-	195
Issuance of shares under share schemes	10	-	-	(4)	-	-	6	-	6
Repurchase of shares	(65)	-	-	-	-	-	(65)	-	(65)
Capital reduction	(1,113)	-	-	-	-	-	(1,113)	-	(1,113)
Total transactions with owners	**(973)**	**(675)**	**-**	**(4)**	**-**	**-**	**(1,652)**	**(2)**	**(1,654)**
Balance at 30 June 2008	**1,297**	**1,447**	**7**	**11**	**(249)**	**(33)**	**2,480**	**7**	**2,487**

See accompanying notes to the financial statements.

1   IFRS 9 has been retrospectively adopted with the revaluation reserve restated as detailed in notes 1, 13 and 24.

2   Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 8.

Statement of changes in equity – Parent

For the years ended 30 June 2010 and 2009

YEAR ENDED 30 JUNE PARENT (DOLLARS IN MILLIONS)	2010				2009			
	SHARE CAPITAL NZ$M	RETAINED EARNINGS /(DEFICIT) NZ$M	DEFERRED COMPENSATION NZ$M	TOTAL EQUITY NZ$M	SHARE CAPITAL NZ$M	RETAINED EARNINGS /(DEFICIT) NZ$M	DEFERRED COMPENSATION NZ$M	TOTAL EQUITY NZ$M
Balance at 1 July	**1,384**	**(405)**	**11**	**990**	**1,297**	**13**	**11**	**1,321**
Net earnings for the period	-	1,251	-	1,251	-	58	-	58
Other comprehensive income[1]	-	-	-	-	-	-	-	-
Total comprehensive income for the period	-	1,251	-	1,251	-	58	-	58
Contributions by and distributions to owners:								
Dividends	-	(453)	-	(453)	-	(495)	-	(495)
Dividend reinvestment plan	128	-	-	128	79	-	-	79
Tax credit on supplementary dividends	-	-	-	-	-	19	-	19
Issuance of shares under share schemes	3	-	2	5	8	-	-	8
Total transactions with owners	**131**	**(453)**	**2**	**(320)**	**87**	**(476)**	**-**	**(389)**
Balance at 30 June	**1,515**	**393**	**13**	**1,921**	**1,384**	**(405)**	**11**	**990**

See accompanying notes to the financial statements.

1   Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 8.

Statement of financial position

As at 30 June 2010, 2009 and 2008

AS AT 30 JUNE		GROUP			PARENT		
		2010	**2009**	**2008**	**2010**	**2009**	**2008**
			RESTATED	RESTATED			
(DOLLARS IN MILLIONS)	NOTES	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Current assets:							
Cash		360	261	779	-	-	-
Short-term derivative assets	10	4	2	15	-	-	-
Receivables and prepayments	11	702	781	912	1,626	485	689
Taxation recoverable		-	47	93	-	-	-
Inventories	12	61	97	57	-	-	-
Total current assets		1,127	1,188	1,856	1,626	485	689
Non-current assets:							
Long-term investments	13	276	267	278	8,791	9,287	9,262
Long-term receivables	11	31	-	-	-	-	-
Deferred tax assets	19	-	-	-	-	4	-
Long-term derivative assets	10	51	69	48	-	-	-
Intangible assets	14	1,106	953	990	-	-	-
Property, plant and equipment	15	4,274	4,288	3,984	-	-	-
Total non-current assets		5,738	5,577	5,300	8,791	9,291	9,262
Total assets		**6,865**	**6,765**	**7,156**	**10,417**	**9,776**	**9,951**
Current liabilities:							
Accounts payable and accruals	16	1,179	1,021	1,086	41	30	20
Taxation payable		15	-	-	-	-	-
Short-term derivative liabilities	10	22	43	214	-	-	-
Short-term provisions	17	19	34	22	-	-	-
Debt due within one year	18	184	385	958	5,907	5,843	5,764
Total current liabilities		1,419	1,483	2,280	5,948	5,873	5,784
Non-current liabilities:							
Deferred tax liabilities	19	285	186	170	-	-	-
Long-term derivative liabilities	10	440	343	367	-	-	-
Long-term provisions	17	39	27	22	2,548	2,913	2,846
Long-term debt	20	2,137	2,281	1,830	-	-	-
Total non-current liabilities		2,901	2,837	2,389	2,548	2,913	2,846
Total liabilities		**4,320**	**4,320**	**4,669**	**8,496**	**8,786**	**8,630**
Equity:							
Share capital		1,515	1,384	1,297	1,515	1,384	1,297
Reserves		(272)	(313)	(264)	13	11	11
Retained earnings/(deficit)		1,296	1,369	1,447	393	(405)	13
Total equity attributable to equity holders of the Company		2,539	2,440	2,480	1,921	990	1,321
Non-controlling interests		6	5	7	-	-	-
Total equity		2,545	2,445	2,487	1,921	990	1,321
Total liabilities and equity		**6,865**	**6,765**	**7,156**	**10,417**	**9,776**	**9,951**

See accompanying notes to the financial statements.

On behalf of the board



WAYNE BOYD, Chairman
Authorised for issue on 19 August 2010

PAUL REYNOLDS, Chief Executive Officer

Statement of cash flows

For the years ended 30 June 2010, 2009 and 2008

		GROUP			PARENT	
YEAR ENDED 30 JUNE		**2010**	**2009**	**2008**	**2010**	**2009**
(DOLLARS IN MILLIONS)	NOTES	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Cash flows from operating activities						
Cash was provided from/(applied to):						
Cash received from customers		5,257	5,652	5,583	-	-
Interest income		21	36	112	-	-
Dividend income		66	82	89	-	-
Dividends received from subsidiary companies		-	-	-	1,277	359
Payments to suppliers and employees		(3,389)	(3,966)	(3,739)	-	-
Income tax refunded/(paid)		1	(40)	(111)	-	-
Interest paid on debt		(195)	(213)	(249)	-	-
Net cash flows from operating activities	29	**1,761**	**1,551**	**1,685**	**1,277**	**359**
Cash flows from investing activities						
Cash was provided from/(applied to):						
Sale of property, plant and equipment		3	17	3	-	-
Sale of short-term investments		-	-	70	-	-
Sale of customer base		-	-	7	-	-
Purchase of subsidiary companies or businesses, net of cash acquired		-	(6)	(4)	-	-
Purchase of long-term investments		-	-	(9)	-	-
Sale of and proceeds from long-term investments		6	2	-	-	-
Purchase of property, plant and equipment and intangibles		(1,080)	(1,277)	(945)	-	-
Capitalised interest paid		(20)	(18)	(12)	-	-
Net cash flows from investing activities		**(1,091)**	**(1,282)**	**(890)**	**-**	**-**
Cash flows from financing activities						
Cash was provided from/(applied to):						
Proceeds from long-term debt		-	400	-	-	-
Settlement of derivatives		(22)	(77)	(53)	-	-
Repayment of long-term debt		(15)	(744)	(297)	-	-
Proceeds from/(repayment of) short-term debt		(191)	(39)	57	(952)	61
Capital repurchased		-	-	(1,178)	-	-
Dividends paid		(327)	(420)	(565)	(325)	(420)
Net cash flows from financing activities		**(555)**	**(880)**	**(2,036)**	**(1,277)**	**(359)**
Net cash flow		115	(611)	(1,241)	-	-
Opening cash position		261	779	1,969	-	-
Foreign exchange movements		(16)	93	51	-	-
Closing cash position		**360**	**261**	**779**	**-**	**-**

See accompanying notes to the financial statements.

Notes to the financial statements

Note 1 Statement of accounting policies

Reporting entity and statutory base

Telecom Corporation of New Zealand Limited is a profit-oriented company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the 'Company', 'Parent' or the 'Parent Company'), its subsidiaries and interests in associates (the 'Telecom group', 'Group' or 'Telecom'). The Parent Company financial statements are presented in the consolidated financial statements in accordance with the requirements of the Financial Reporting Act 1993.

On 2 August 2010, Telecom submitted a refined UFB proposal to Crown Fibre Holdings that is predicated on the structural separation of Telecom, through a demerger into two companies which would separate Chorus (and certain activities performed by Telecom Wholesale) into a new and entirely standalone company. Such a change would require 75% of the shares that are voted to be in favour of the demerger proposal. If this demerger were to occur, it would result in the issue to Telecom's shareholders of shares in a new entity that would contain the related network assets and network business. This would result in a significant change in Telecom's consolidated financial statements, including the consolidated income statements, financial position and cash flows. Consequently, Telecom's 30 June 2010 consolidated financial statements may not be indicative of Telecom's future consolidated financial statements.

Nature of operations

Telecom is a major supplier of telecommunications and information, communication and technology (ICT) services in New Zealand and Australia. Telecom provides a full range of telecommunications and ICT products and services, including local, national, international and value-added telephone services, mobile services, data, broadband and internet services, IT consulting, implementation and procurement, equipment sales and installation services.

Basis of preparation

These financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. They have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with generally accepted accounting practice in New Zealand. They comply with New Zealand equivalents to International Financial Reporting Standards as appropriate for profit-oriented entities.

These financial statements are expressed in New Zealand dollars which is the Company's functional currency. References in these financial statements to '$' and 'NZ$' are to New Zealand dollars, references to 'US$' and 'USD' are to US dollars, references to 'A$' and 'AUD' are to Australian dollars, references to 'EUR' are to Euros, references to 'CAD' are to Canadian dollars, references to 'CHF' are to Swiss Franc, and references to 'GBP' are to Pounds Sterling. All financial information has been rounded to the nearest million, unless otherwise stated.

Measurement basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in the specific accounting policies below and the accompanying notes.

Specific accounting policies

As described below, these accounting policies have been applied consistently to all periods presented in these financial statements.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled, directly or indirectly, by the Telecom group. All significant intercompany accounts and transactions are eliminated on consolidation. Where an entity becomes or ceases to be a subsidiary during the year, the results of that entity are included in the net earnings of the Telecom group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Associates

Associates are entities in which the Telecom group has significant influence, but not control, over the operating and financial policies.

Associates are accounted for in the consolidated financial statements using the equity method, whereby Telecom's share of the post-acquisition net earnings of associates is included in consolidated earnings before income tax. Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero except where there is a legal or constructive obligation to fund those losses, in which case losses are recorded and a liability is recognised. If this occurs, the equity method of accounting is not resumed until such time as Telecom's share of losses and reserves not recognised during the financial years in which the equity method was suspended are offset by the current share of earnings and reserves.

Foreign currency transactions

Transactions denominated in a foreign currency are converted at the functional currency exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates existing at the balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the income statement.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are deferred in equity as qualifying cash flow hedges until the date the underlying transactions will affect the income statement.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are deferred in equity and capitalised as part of the completed asset.

Other derivative transactions that provide effective economic hedges under the risk management policies of the group, but which do not qualify for hedge accounting, are recognised immediately in the income statement.

Translation of foreign group entities

The financial statements of each of the Telecom group's subsidiaries are prepared in the functional currency of that entity. Functional currency is determined for each entity based on factors such as the principal trading or financing currency. Assets and liabilities of these entities are translated at exchange rates existing at balance date. Revenue and expenses are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in the foreign currency translation reserve.

Revenue recognition

Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, mobile, broadband and internet access billings) are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Revenue from the sale of prepaid mobile minutes is initially deferred, with recognition occurring when the minutes are used by the customer. Revenue from installations and connections are recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer.

Where multiple products or services are bundled together on sale, revenue is allocated to each element in proportion to its fair value and recognised as appropriate for that element. Revenue is recognised to the extent that it is not contingent on the provision or delivery of a future service.

Revenue from contractual arrangements, including contracts to design and build ICT solutions, is recognised by reference to the stage of completion method, when the outcome of the arrangement can be estimated reliably. Telecom uses appropriate measures of the stage of completion, such as services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction. When the outcome of a transaction, or achievement of milestones, cannot be estimated reliably, and it is not probable that the costs incurred will be recovered, revenue is not recognised and the costs incurred are recognised as an expense.

For long-term IT services contracts that equate to the provision of an indeterminate number of acts over a specified period of time for an agreed price, revenue is recognised on a straight-line basis over the term of the arrangement. Where the contract allows for billing as services are delivered then revenue is recognised as those services or materials are delivered.

Revenue from interconnect fees is recognised at the time the services are performed. In the course of its normal business operations, Telecom interconnects its networks with other telecommunications operators. In some instances, management may be required to estimate levels of traffic flows between networks in order to determine amounts receivable or payable for interconnection. The terms of interconnection, including pricing, are subject to regulation in some instances. Pricing may be subject to retrospective adjustment, in which case estimates of the likely effect of these adjustments are required in order to determine revenues and expenses. Likewise, where interconnection rates are in dispute with another carrier, estimates of the likely outcome of disputes are required to determine financial results. Telecom bases these estimates on management's interpretation of material facts, as well as independent advice.

Provision for doubtful debts

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom's debtors portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectible. If those debts are subsequently collected then a gain is recognised in the income statement.

Share-based compensation

Telecom operates a number of share-based compensation plans which are equity settled (see note 22 for details). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense with a corresponding entry in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date, Telecom revises its estimates of the number of equity instruments that are expected to become exercisable. Telecom recognises the impact of the revision of original estimates, if any, in the income statement.

The proceeds received net of any directly attributable transaction costs are credited to contributed capital when equity instruments are exercised.

Research costs

Research costs are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Government grants are recognised in earnings on a systematic basis that matches them with the related costs that they are intended to compensate. To achieve this, grants that were made for Telecom to purchase assets are netted off against the cost of that asset.

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences. Current tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognised using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Future tax benefits are recognised where realisation of the asset is probable. Deferred tax is determined based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity and other comprehensive income.

Earnings per share

The Group presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options and restricted shares granted to employees.

Inventories

Inventories are stated at the lower of cost and net realisable value after consideration for excess and obsolete items. The cost is determined on a weighted average cost basis and amounts are removed from inventory on this basis. The cost of inventories includes the transfer from equity of any foreign exchange gains or losses on qualifying cash flow hedges related to inventories. Cash flows from the sale of inventories are included in amounts received from customers in the cash flow statement.

Property, plant and equipment

Property, plant and equipment is valued as follows:

- The value of property, plant and equipment purchased from the Government was determined using deemed cost as at 1 April 1987.

- Subsequent additions are recognised at cost. The cost of additions to plant and equipment and other assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

- For each qualifying asset project, directly attributable interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost.

On the statement of financial position, property, plant and equipment is stated at cost less accumulated depreciation and impairments.

Depreciation is charged on a straight-line basis to write down the cost of property, plant and equipment to its estimated residual value over its estimated useful lives, which are as follows:

Telecommunications equipment and plant:	
Customer local access	3-50 years
Junctions and trunk transmission systems	10-50 years
Switching equipment	3-15 years
Customer premises equipment	3-5 years
Other network equipment	4-25 years
Buildings	40-50 years
Motor vehicles	4-10 years
Furniture and fittings	5-10 years
Computer equipment	3-8 years

Where the remaining useful lives or recoverable values have diminished due to technological change or market conditions, depreciation is accelerated.

Land and capital work in progress are not depreciated. Where property, plant or equipment is disposed of, the profit or loss recognised in the income statement is calculated as the difference between the sale price and the carrying value of the asset.

Leased assets

Telecom is a lessor of equipment. Such leases are considered operating leases where substantially all the risks and rewards incidental to ownership remain with Telecom. Rental income is taken to revenue on a straight-line basis over the lease term. Leases are classified as finance leases where substantially all the risks and rewards of ownership transfer from Telecom to the lessee. Amounts due from lessees under finance leases are recorded as receivables at Telecom's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the leases.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are recognised on a straight-line basis over the life of the lease. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased asset's fair value or the present

value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are recognised and the leased assets are depreciated over their estimated useful lives.

Intangible assets

The cost of acquiring an intangible asset with a finite life is amortised from the date the underlying asset is held ready for use on a straight-line basis over its estimated useful life which is as follows:

Software	2-8 years
Capacity purchases	10-15 years
Spectrum licences	4-20 years
Other intangibles	1-20 years

Where estimated useful lives or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated.

Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is amortised over its estimated useful life.

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary. Goodwill is allocated to cash-generating units and assessed annually for impairment and to the extent that it is no longer probable it will be recovered from future economic benefits of the related cash-generating unit it is recognised immediately as an expense.

Impairment of non-financial assets

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows where it is not possible to estimate the recoverable amount of an individual asset. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate.

Financial instruments

Telecom has derivative and non-derivative financial instruments. Telecom's non-derivative financial instruments comprise investments in equity and debt securities, trade receivables, other receivables, cash, loans and borrowings, trade payables and finance lease receivables.

Non-derivative financial instruments are recognised initially at fair value, plus for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if Telecom becomes a party to the contractual provisions of the instrument. Financial assets are de-recognised if Telecom's contractual rights to the cash flows from the financial assets expire or if Telecom transfers the financial asset to another party without retaining control or substantially all of the risks and rewards of the asset. Purchases and sales of financial assets are accounted for at trade date (ie, the date Telecom commits itself to purchase or sell the asset). Financial liabilities are de-recognised if Telecom's obligations specified in the contract expire or are discharged or cancelled.

Cash comprises cash balances and highly liquid call deposits. Cash also includes collateral pledged as discussed in note 24. Bank overdrafts that are repayable on demand and form an integral part of Telecom's cash management are included as a component of cash for the purpose of the statement of cash flows.

Financial assets at amortised cost

Non derivative financial assets are classified and measured at amortised cost when the asset is held within a business model whose objective is to collect the contractual cash flows and those contractual cash flows consist solely of payments of principal and interest on specified dates. Assets measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment losses. Trade accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment loss due to bad and doubtful accounts. The provision for doubtful debts is based on management's assessment of amounts considered uncollectible for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information. The amount of the provision is the difference between the asset's unamortised cost and the present value of estimated future cash flows, discounted at an effective interest rate. The provision expense is recognised in the income statement. Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectible. If those debts are subsequently collected then a gain is recognised in the income statement.

Financial assets at fair value through other comprehensive income

Investments in equity instruments that are not held for trading can be held at fair value through other comprehensive income when an irrevocable election to do so is made at initial recognition. Such assets are measured upon initial recognition at fair value. Subsequent fair value movements are presented in other comprehensive income and recognised in the revaluation reserve. Dividends on investments held at fair value through other comprehensive income, are recognised in profit or loss when the right to receive payment is established, unless the dividend represents a return of capital. If the investment is derecognised the cumulative gain or loss may be transferred within equity reserves.

Financial assets at fair value through profit and loss

Financial assets that are not classified and measured at amortised cost, or fair value through other comprehensive income, are classified as fair value through profit and loss.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Telecom's financial liabilities measured at fair value through profit and loss are mandatorily measured as such. Derivatives are also categorised as held for trading unless they are designated as hedges. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with subsequent changes recognised in the income statement.

Financial liabilities measured at amortised cost

Financial liabilities not classified and measured at fair value through profit or loss, are classified and measured at amortised cost. Financial liabilities classified and measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method.

Debt

Debt is classified and measured at amortised cost and is recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings using the effective interest rate method.

Derivative financial instruments

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates. Derivatives are also entered into from time to time to hedge electricity prices.

Each derivative which is designated as a hedge is classified as either:

- a hedge of the fair value of recognised assets or liabilities (a fair value hedge); or
- a hedge of a highly probable forecast transaction (a cash flow hedge); or
- a hedge of a net investment in a foreign operation.

Gains and losses on fair value hedges are included in the income statement together with any changes in the fair value of the hedged asset or liability.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are initially recognised in other comprehensive income and held in a hedging reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss. Alternatively, when the forecast transaction that is hedged results in a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the underlying physical exposure occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of or wound up.

For an instrument to qualify as a hedge, the relationship between hedging instruments and hedged items is documented, as well as Telecom's risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis Telecom documents if the hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at fair values and any resultant gain or loss is recognised in the income statement.

The foreign exchange gains and losses on the principal value of cross-currency interest rate swaps are reflected in the income statement using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying debt.

Cash flows from derivatives in cash flow and fair value hedge relationships are recognised in the cash flow statement in the same category as that of the hedged item.

Investment in subsidiaries

The Parent Company holds its investments in subsidiaries at cost, less any impairment.

Cash flow statement

For the purposes of the cash flow statement, cash is considered to be cash on hand, in banks and cash equivalents, net of bank overdrafts and highly liquid investments that are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in values.

Cash flows from certain items are disclosed net due to the short-term maturities and volume of transactions involved.

Segment reporting

The determination of Telecom's operating segments and the information reported for the operating segments is based on the management approach as set out in NZ IFRS 8, 'Operating Segments' ('IFRS 8') (as revised). Telecom's CEO has been identified as Telecom's chief operating decision maker for the purpose of applying IFRS 8.

Changes in Accounting Policies

Telecom has adopted NZ IAS 1 'Presentation of Financial Statements (revised 2007)' ('IAS 1') with effect from 1 July 2009. The revised Standard has introduced a number of terminology changes (including revised titles for the financial statements) and has resulted in a number of changes in presentation and disclosure. In addition, the revised Standard has required the presentation of a third statement of financial position as at 30 June 2008 as Telecom has retrospectively applied a new accounting policy for its financial assets included within the scope of Part 1 of NZ IFRS 9 'Financial Instruments' (see below). Otherwise, the revised Standard has had no impact on the reported results or financial position of Telecom.

Telecom has elected to early adopt Part 1 of NZ IFRS 9 'Financial Instruments' ('IFRS 9') (and its accompanying amendments to other existing NZ IFRS standards). The date of initial application was 31 December 2009, with this being the earliest reporting date available for adoption of the Standard. IFRS 9 applies only to financial assets and specifies that financial assets should be measured at either amortised cost or fair value on the basis of both the business model for managing these investments and the nature of any contractual cash flows. Consequently, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison Telecommunications (Australia) Limited ('Hutchison') and in TMT Ventures ('TMT'), at fair value. Telecom has chosen to measure the fair value of Hutchison under IFRS 9 using the observable market share price.

As allowed by the transitional provisions of IFRS 9, Telecom has elected to retrospectively apply IFRS 9 to its quoted investments, where the principal impact relates to Hutchison. Retrospective application is not permissible to Telecom's interest in unquoted investments, being its investment in TMT. As discussed in note 13, this has impacted equity as at 1 July 2009.

The retrospective application of IFRS 9 on the measurement of quoted investments has resulted in an adjustment to long-term investments in the statement of financial position as Telecom's investment in Hutchison has been restated at fair value at 30 June 2008 and 30 June 2009, with

the corresponding adjustments also restating the revaluation reserve via the statement of changes in equity, in accordance with NZ IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' ('IAS 8').

For TMT, the difference between the previous carrying amount at the date of initial application and its fair value under IFRS 9 has been recognised as an adjustment to the opening revaluation reserve for the financial year ended 30 June 2010, as shown in the statement of changes in equity.

Telecom has elected to classify these investments as 'fair value through other comprehensive income' as permitted in IFRS 9. Under this classification, all changes in fair value of these investments are recognised within other comprehensive income, including gains or losses on disposal. This designation is irrevocable for as long as the assets are held. Any dividends received on these investments are recognised in the income statement as part of net earnings. IFRS 9 does not require an assessment of impairment for financial assets carried at fair value.

The financial impact of adopting IFRS 9 on Telecom's investments, including Hutchison and TMT, is detailed in notes 13 and 24.

Telecom has adopted the revised standards, NZ IFRS 3 'Business Combinations (revised 2008)' and NZ IAS 27 'Consolidated and Separate Financial Statements (amended 2008)' prospectively from 1 July 2009, but they have had no impact on the financial statements.

The amendments to NZ IFRS 7 'Financial Instruments' ('IFRS 7') have expanded the disclosures required in respect of fair value measurements and liquidity risk. Telecom has elected not to provide comparative information for these expanded disclosures in the current year in accordance with the transitional relief in these amendments.

Critical accounting policies

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The principal areas of judgement in preparing these financial statements are set out below.

Valuation of goodwill

The carrying value of goodwill is assessed at least annually to ensure that it is not impaired. Performing this assessment generally requires management to estimate future cash flows to be generated by the related investment, which entails making judgements including the expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

At 30 June 2010 Telecom had NZ$106 million of goodwill on its balance sheet (30 June 2009: NZ$106 million). The composition of this balance, by cash generating unit, is set out in note 14 of these financial statements. During the year ended 30 June 2009, Telecom recognised an impairment charge of NZ$68 million relating to the write-off of the goodwill recognised upon the acquisition of PowerTel (see note 6). No impairment arose as a result of the impairment review for the years ended 30 June 2010 and 30 June 2008.

Any future adverse impacts arising in assessing the carrying value of Telecom's goodwill could lead to future goodwill impairment that could affect future earnings.

Revenue recognition

All areas of revenue recognition referred to in note 1 are assessed as critical accounting policies by management, as estimates and assumptions made can materially affect the financial statements. Examples of the key revenue lines subject to management's judgement include:

■ Mobile, local service, calling and broadband revenues – in revenue arrangements including multiple deliverables, the deliverables are assigned to separate units of accounting and the consideration is allocated based on its relative fair value. Determining these fair values can be a complex process and is subject to judgement.

■ IT services and certain data revenues – the revenue recognition on contracts that span more than one accounting period may be impacted by estimates of the total costs, ultimate profitability, or other appropriate inputs. Assessing contracts on a percentage of completion basis requires judgement to be exercised over future costs, profitability or other milestones. These revenues are also subject to ongoing profitability reviews of underlying contracts in order to determine whether the latest estimates applied remain appropriate.

Accounting for property, plant and equipment and finite-life intangible assets

In accounting for items of property, plant and equipment and finite-life intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, the likelihood of Telecom ceasing to use the asset in its business operations and the effect of government regulation.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows. Further, judgements have to be made regarding the expected utilisation period, which is closely linked to the regulatory environment. In particular, the Government's UFB proposals could have a material impact on future depreciation and amortisation charges, as the move to a fibre world may result in certain existing assets having reduced lives.

At 30 June 2010 Telecom's balance sheet had a carrying value of NZ$5,274 million in relation to property, plant and equipment and finite-life intangible assets (30 June 2009: NZ$5,135 million). During the year ended 30 June 2009, Telecom recognised impairments totalling NZ$53 million relating to telecommunications equipment, due to technological changes. No impairment arose as a result of the review of the carrying value of Telecom's assets for the years ended 30 June 2010 and 30 June 2008.

During the year ended 30 June 2009 Telecom revised its estimate of the economic life of its CDMA mobile network equipment due to the launch of Telecom's new WCDMA mobile network. The remaining book value of the CDMA equipment is expected to be written off in full by 30 June 2011.

Any future adverse impacts arising in assessing the carrying value or lives of Telecom's property, plant and equipment and finite-life intangible assets could lead to future impairments or increases in depreciation and amortisation charges that could affect earnings.

Accounting for income taxes

Preparation of financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that Telecom will receive. Actual results may differ from these estimates as a result of reassessment by management or taxation authorities.

At 30 June 2010 Telecom had taxation payable of NZ$15 million (30 June 2009: NZ$47 million tax recoverable). At 30 June 2010 Telecom had recognised NZ$14 million of deferred tax assets in relation to tax loss carry forwards (30 June 2009: NZ$30 million). At 30 June 2010 Telecom had NZ$405 million of tax losses and other temporary differences not currently recognised (30 June 2009: NZ$397 million). An increase in Telecom's expected future taxable profits or a change in tax law relating to these unrecognised losses could result in additional deferred tax assets being recognised.

Changes in tax laws may have a profound impact on Telecom's taxation charges, assets, liabilities and cash flows. Telecom's 2010 financial statements were impacted by two major changes in legislation: a NZ$11 million credit relating to the Branch Equivalent Tax Account ('BETA') debits that arose from conduit relieved dividends and a NZ$38 million taxation expense from the application of the Taxation (Budget Measures) Act 2010 that removed future tax depreciation on certain buildings and amended the company tax rate from 30% to 28%. The former was subsequently impacted shortly after its introduction by the Taxation Bill (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters), which was introduced to Parliament on 19 November 2009 but had still not been substantively enacted at balance date. This is expected to result in a NZ$20 million to NZ$30 million write-off of recognised tax credits in the financial year ending 30 June 2011. These legislative changes are out of Telecom's control and can have a significant impact on its net earnings.

Note 2 Segmental analysis

Telecom's operating segments consist of the following:

■ Chorus – Responsible for Telecom's local access network in New Zealand;

■ Telecom Retail – Provider of fixed line, mobile and internet services to consumers and the small/medium business market;

■ Wholesale & International – Provider of broadband, business data, voice, interconnect and international products and services to telecommunications service providers;

■ Gen-i – Integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia;

■ AAPT – Provider of telecommunications services to residential, business and wholesale customers in Australia; and

■ Technology & Shared Services ('T&SS') – Maintains and develops Telecom's New Zealand shared IT and network operations and other shared services.

Telecom's segments offer different products and services to different customers. The segment structure also aligns with Telecom's requirements under Telecom's Operational Separation requirements with the New Zealand Government.

In addition to Telecom's six operating segments, Telecom has a corporate centre that contains income and costs not associated with the operating segments, such as dividends from investments and costs of providing corporate services such as legal, finance and human resources. These costs are not recharged to the operating segments but are allocated to each segment for reporting purposes.

Intersegment transactions included in operating revenues and expenditures for each segment incorporate the internal trades relating to Telecom's operational separation requirements as required by the Undertakings. These operational separation trades predominantly relate to regulated services, as provided by Chorus and Wholesale & International. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus. Telecom has implemented Full Cost Apportionment ('FCA') with effect from 1 July 2009, with restated comparative information. FCA aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale & International being allocated to other business units. All internal transactions are eliminated on consolidation.

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the delivery of international retail and wholesale voice traffic to AAPT, Telecom Retail and Gen-i, which are traded on an arm's length basis. The segment results disclosed are based on those reported to Telecom's CEO and are how Telecom analyses its business results. Segment results are measured based on net earnings before depreciation, amortisation, impairment, finance income and costs, associates' profits/losses and taxation expense. None of these items are assessed on a segment basis by Telecom's CEO. Furthermore, segment assets, liabilities and capital expenditure are not reported to Telecom's CEO.

The comparative segmental information by business unit has been restated to take account of FCA and for other revisions in trades across Telecom.

The products and services from which each segment derives its revenue are set out below:

YEAR ENDED 30 JUNE 2010	CHORUS	WHOLESALE & INTERNATIONAL	RETAIL	GEN-I	T&SS	AAPT	TOTAL OPERATING SEGMENTS
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue: From external customers:							
Local service	22	192	678	103	-	27	1,022
Calling	-	240	328	164	-	271	1,003
Interconnection	-	139	-	-	-	39	178
Mobile	-	10	594	192	-	30	826
Data	-	97	22	355	-	168	642
Broadband and internet	-	85	289	26	-	174	574
IT services	-	-	14	466	-	-	480
Resale	-	-	-	2	-	272	274
Other operating revenues	22	26	22	56	8	30	164
From external customers	44	789	1,947	1,364	8	1,011	5,163
From internal customers	992	503	116	81	612	98	2,402
Other gains	-	-	13	4	10	-	27
Total operating revenue and other gains	**1,036**	**1,292**	**2,076**	**1,449**	**630**	**1,109**	**7,592**
Segment result	**754**	**226**	**396**	**225**	**-**	**137**	**1,738**

YEAR ENDED 30 JUNE 2009 (RESTATED)	CHORUS	WHOLESALE & INTERNATIONAL	RETAIL	GEN-I	T&SS	AAPT	TOTAL OPERATING SEGMENTS
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue: From external customers:							
Local service	14	158	726	120	-	31	1,049
Calling	-	344	367	180	-	348	1,239
Interconnection	-	130	-	-	-	47	177
Mobile	-	10	590	182	-	40	822
Data	-	86	24	381	-	161	652
Broadband and internet	-	80	276	26	-	200	582
IT services	-	-	18	468	-	-	486
Resale	-	-	-	2	-	331	333
Other operating revenues	18	22	19	87	7	24	177
From external customers	32	830	2,020	1,446	7	1,182	5,517
From internal customers	978	545	118	63	602	109	2,415
Total operating revenue	**1,010**	**1,375**	**2,138**	**1,509**	**609**	**1,291**	**7,932**
Segment result	**750**	**235**	**404**	**219**	**-**	**115**	**1,723**

YEAR ENDED 30 JUNE 2008 (RESTATED)

	CHORUS	WHOLESALE & INTERNATIONAL	RETAIL	GEN-I	T&SS	AAPT	TOTAL OPERATING SEGMENTS
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue: From external customers:							
Local service	10	120	774	130	-	27	1,061
Calling	-	281	418	197	-	395	1,291
Interconnection	-	138	-	-	-	40	178
Mobile	-	-	637	193	-	45	875
Data	-	76	27	382	-	153	638
Broadband and internet	-	67	261	23	-	196	547
IT services	-	-	17	422	-	-	439
Resale	-	-	-	2	-	368	370
Other revenue	8	23	23	99	6	32	191
From external customers	18	705	2,157	1,448	6	1,256	5,590
From internal customers	963	542	121	54	583	113	2,376
Other gains	-	-	-	-	-	7	7
Total operating revenue and other gains	**981**	**1,247**	**2,278**	**1,502**	**589**	**1,376**	**7,973**
Segment result	**747**	**256**	**472**	**260**	**-**	**115**	**1,850**

Reconciliation from segment operating revenue to operating revenues and other gains

YEAR ENDING 30 JUNE	2010	2009	2008
	NZ$M	NZ$M	NZ$M
Segment operating revenue and other gains	7,592	7,932	7,973
Less operating revenue from internal customers	(2,402)	(2,415)	(2,376)
Other gains not allocated for segmental reporting	-	12	-
Dividends (note 3)	66	82	89
Other revenue not allocated for segmental reporting	15	27	29
Operating revenues and other gains	**5,271**	**5,638**	**5,715**

Reconciliation from segment result to net earnings before income tax

YEAR ENDING 30 JUNE	2010	2009	2008
	NZ$M	NZ$M	NZ$M
Segment result	1,738	1,723	1,850
Net result of Corporate revenue and expenses	26	45	41
Other gains not allocated for segmental reporting (note 6)	-	12	-
Asset impairments not allocated for segmental reporting (note 6)	-	(101)	-
Finance income (note 7)	22	41	119
Finance expense (note 7)	(202)	(242)	(271)
Depreciation	(757)	(683)	(574)
Amortisation	(275)	(234)	(187)
Share of associates' net profit/(losses)	1	(1)	(3)
Net earnings before income tax	**553**	**560**	**975**

Geographic information

Telecom's principal geographical regions are New Zealand and Australia. The operating revenue by region is based on where services are provided.

AS AT AND FOR THE YEAR ENDED 30 JUNE 2010	NEW ZEALAND	AUSTRALIA	OTHER	TOTAL
	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue from external customers	3,791	1,189	264	**5,244**
Property, plant and equipment	3,824	422	28	**4,274**
Intangible assets	1,032	64	10	**1,106**

AS AT AND FOR THE YEAR ENDED 30 JUNE 2009	NEW ZEALAND	AUSTRALIA	OTHER	TOTAL
	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue from external customers	3,879	1,367	380	**5,626**
Property, plant and equipment	3,767	491	30	**4,288**
Intangible assets	846	95	12	**953**

YEAR ENDED 30 JUNE 2008	NEW ZEALAND	AUSTRALIA	OTHER	TOTAL
	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue from external customers	3,907	1,423	378	**5,708**

The comparative geographical information has been represented where certain revenues from Telecom's International operations have been realigned with the current year's classification.

Note 3 Operating revenues and other gains

	GROUP			PARENT	
YEAR ENDED 30 JUNE	**2010**	2009	2008	**2010**	2009
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Sale of goods	249	330	347	-	-
Rendering of services	4,929	5,214	5,272	12	-
Dividends	66	82	89	1,277	359
Other gains	27	12	7	367	-
Total operating revenues and other gains	**5,271**	**5,638**	**5,715**	**1,656**	**359**

Telecom has revised the presentation of certain mobile handset revenues and costs of sales. Certain mobile handset sales made through indirect channels were previously presented on a net basis within mobile cost of sales. These sales are now reported on a gross basis as Telecom considers this to be a more appropriate presentation in applying the Group's accounting policy. Previously reported revenues from sale of goods were NZ$291 million for the year ended 30 June 2009 and NZ$305 million for the year ended 30 June 2008.

Note 4 Calling and other operating revenues

	GROUP			PARENT	
YEAR ENDED 30 JUNE	**2010**	2009	2008	**2010**	2009
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Calling revenues					
National	623	702	800	-	-
International	335	484	439	-	-
Other	45	53	52	-	-
	1,003	**1,239**	**1,291**	**-**	**-**
Other operating revenues					
Sale of equipment	44	46	45	-	-
Miscellaneous other	135	158	175	12	-
Dividends	66	82	89	1,277	359
	245	**286**	**309**	**1,289**	**359**

The presentation of certain national and international calling revenues has changed since 30 June 2009. Certain comparative information has been reclassified to conform to the current year's presentation to improve the comparability of reported revenues, although total calling revenues remain as previously reported.

Note 5 Operating expenses

Labour

Included in labour costs are pension contributions of NZ$1 million to the New Zealand Government Superannuation Fund (30 June 2009: NZ$1 million; 30 June 2008: NZ$1 million) and NZ$15 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2009: NZ$18 million; 30 June 2008: NZ$15 million). Telecom also made employer contributions of NZ$4 million under the KiwiSaver and Company Tax Rate Amendments Act 2007 in the year ended 30 June 2010 (30 June 2009: NZ$2 million; 30 June 2008: nil). Telecom has no other obligations to provide pension benefits in respect of employees.

Other operating expenses

	GROUP		
YEAR ENDED 30 JUNE	2010	2009	2008
	NZ$M	NZ$M	NZ$M
Other operating expenses			
Direct costs	282	360	341
Mobile acquisition, updates and dealer commissions	295	292	322
Procurement and IT services expenses	292	319	264
Computer costs	200	202	197
Advertising costs	98	93	90
Broadband and internet	83	57	78
Accommodation – lease and rental costs	76	72	61
Accommodation – other costs	70	63	66
Outsourcing	36	45	52
Provision for doubtful debts	17	24	29
Equipment – lease and rental costs	10	11	11
Research costs	8	10	9
Movement in provision for inventory obsolescence	(3)	9	6
Directors' fees	1	1	2
Foreign exchange (gains)/losses	10	(9)	(1)
(Gain)/loss on disposal of property, plant and equipment	-	1	(3)
Other	182	160	171
	1,657	**1,710**	**1,695**

Telecom has revised the presentation of certain mobile handset revenues and cost of sales as detailed in note 3. Previously reported other operating expenses were NZ$1,671 million for the year ended 30 June 2009 and NZ$1,613 million for the year ended 30 June 2008.

Key management personnel costs

	GROUP		
YEAR ENDED 30 JUNE	2010	2009	2008
	NZ$000s	NZ$000s	NZ$000s
Directors' remuneration[1]	1,289	1,527	2,359
Salary and other short-term benefits	14,965	14,916	12,181
Redundancy and termination payments	132	276	1,250
Share-based compensation	5,582	5,155	3,376
	21,968	**21,874**	**19,166**

1   Directors' remuneration includes retirement allowances accrued in the financial year. For further details please refer to the **Governance** section.

The table above includes remuneration of the CEO and the members of the executive team.

Auditors' remuneration

	GROUP		
YEAR ENDED 30 JUNE	2010	2009	2008
	NZ$000s	NZ$000s	NZ$000s
Fees billed by principal accountants:			
Audit fees	3,318	3,535	3,815
Audit related fees	1,168	621	461
	4,486	**4,156**	**4,276**

Audit related fees primarily relate to the audit of regulatory disclosures such as Telecom's accounting separation, the Telecom list of charges and the Telecom Service Obligation ('TSO') as required by legislation. There were no tax fees or other fees for the periods specified.

Donations

The donation expense for the year ended 30 June 2010 was NZ$86,000 (30 June 2009: NZ$41,000; 30 June 2008: NZ$1,010,000).

Parent Company

The Parent Company incurred NZ$1 million of expenditure in operations for the year ended 30 June 2010
(30 June 2009: NZ$13 million).

Note 6 Other gains, expenses and impairment

	GROUP			PARENT	
YEAR ENDED 30 JUNE	**2010**	**2009**	**2008**	**2010**	**2009**
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Other gains					
Other gains	27	-	-	-	-
Gain on sale of cable	-	12	-	-	-
Sale of Australian mobile customer base	-	-	7	-	-
Adjustment to provision of intercompany balances	-	-	-	367	-
	27	**12**	**7**	**367**	**-**
Asset impairments					
Impairment of PowerTel goodwill	-	68	-	-	-
Impairment of mobile network equipment	-	33	-	-	-
Impairment of other network equipment	-	20	-	-	
Settlement received for other network equipment	-	(20)	-	-	-
Impairment of intercompany balances	-	-	-	300	107
	-	**101**	**-**	**300**	**107**
Other expenses					
Adjustment to provision of intercompany balances	-	-	-	-	66
	-	-	-	-	**66**

Other gains

Other gains

In the year ended 30 June 2010, other gains of NZ$27 million represented various resolutions and settlements reached
with a supplier.

Gain on sale of cable

In the year ended 30 June 2009, Telecom International recognised a NZ$12 million gain relating to the disposal of an
undersea cable.

Sale of Australian mobile customer base

In the year ended 30 June 2008, Telecom sold its Australian mobile customer base resulting in a gain of NZ$7 million.

Asset impairments

Goodwill

Impairment of PowerTel goodwill

In the year ended 30 June 2009, there was an impairment charge of NZ$68 million of goodwill recognised by
AAPT relating to the acquisition of PowerTel. Management's assessment of forecast cash flows concluded that the
recoverable amount had declined as a result of changes in forecasts and that the carrying value of goodwill was no
longer supported. The decline in forecasts was the result of lower earnings expectations for the year ended 30 June
2009 and lower short-term growth rates for future years arising from economic and competitive conditions. The
recoverable amount of AAPT was determined based on value in use. A pre-tax discount rate of 13.3% was applied.

Property, plant and equipment

Impairment of mobile network equipment

In the year ended 30 June 2009, an impairment charge of NZ$33 million was recognised to write off the carrying value
of certain telecommunications equipment following the decision to implement WCDMA 850MHz technology for
Telecom's new XT mobile network rather than 2100MHz.

Impairment of other network equipment

In the year ended 30 June 2009, a NZ$20 million impairment was recognised relating to the write off of the carrying
value of other telecommunications equipment following certain technological changes. Telecom received a

corresponding NZ$20 million settlement from the supplier of the equipment as compensation and the compensation was netted against the impairment charge.

No impairment arose as a result of impairment reviews for the year ended 30 June 2010.

Parent Company

Intercompany balances

The NZ$367 million credit (30 June 2009: NZ$66 million expense) represents the movement in the value of a provision reflecting intercompany obligations of subsidiary companies assumed by the Parent Company.

There was also a write-down of investments in subsidiaries of NZ$300 million in the year ending 30 June 2010 (30 June 2009: NZ$107 million).

Note 7 Finance income and expense

	GROUP			PARENT	
YEAR ENDED 30 JUNE	2010	2009	2008	2010	2009
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Finance income:					
Interest income from cash and deposits	8	28	98	-	-
Other interest income	13	13	21	-	-
Finance lease income	1	-	-	-	-
Interest income on loans to subsidiary companies	-	-	-	306	297
Finance income	**22**	**41**	**119**	**306**	**297**
Finance expense:					
Finance expense on long-term debt:					
- Euro Medium Term Notes (EMTN)[1]	154	187	203	-	-
- Capital notes	-	-	10	-	-
- TeleBonds	42	43	36	-	-
Revaluation of interest rate derivatives	2	(5)	(4)	-	-
Other interest and finance expenses	24	35	38	-	-
Interest expense on loans from subsidiary companies	-	-	-	453	467
	222	260	283	453	467
Less interest capitalised	(20)	(18)	(12)	-	-
Finance expense	**202**	**242**	**271**	**453**	**467**

1   Includes NZ$68 million recycled from the cash flow hedge reserve for the year ended 30 June 2010
    (30 June 2009: NZ$66 million, 30 June 2008: NZ$90 million).

Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 7.8% (30 June 2009: 8.0%; 30 June 2008: 8.0%).

Note 8 Income tax

The income tax (expense)/credit is determined as follows:

YEAR ENDED 30 JUNE	GROUP 2010 NZ$M	2009 NZ$M	2008 NZ$M	PARENT 2010 NZ$M	2009 NZ$M
Income statement					
Current income tax					
Current year income tax credit/(expense)	(67)	(150)	(191)	45	51
Adjustments in respect of prior periods	-	23	13	2	-
Deferred income tax					
Depreciation	(45)	(2)	(58)	-	-
Provisions, accruals, tax losses and other	(14)	(19)	(24)	(4)	4
Adjustments in respect of prior periods	(7)	(12)	(2)	-	-
Reduction in tax rate	18	-	-	-	-
Effects of other changes in tax legislation	(56)	-	-	-	-
Income tax (expense)/credit recognised in income statement	**(171)**	**(160)**	**(262)**	**43**	**55**
Statement of comprehensive income					
Current income tax					
Current year income tax credit/(expense)	-	20	70	-	-
Deferred income tax					
Fair value of derivative financial instruments	(4)	20	(23)	-	-
Revaluation of listed investments	9	(3)	3	-	-
Income tax credit/(expense) recognised in other comprehensive income	**5**	**37**	**50**	**-**	**-**

Reconciliation of income tax expense

YEAR ENDED 30 JUNE	GROUP 2010 NZ$M	2009 NZ$M	2008 NZ$M	PARENT 2010 NZ$M	2009 NZ$M
Net earnings for the year	382	400	713	1,251	58
Total income tax credit/(expense)	(171)	(160)	(262)	43	55
Net earnings before income tax	553	560	975	1,208	3
Tax at current rate of 30% (2008: 33%)[1]	(166)	(168)	(322)	(362)	(1)
Adjustment to taxation					
Non-deductible items	-	(24)	(8)	20	(52)
Tax effects of non-New Zealand profits	54	49	77	-	-
Non-taxable intercompany dividends	-	-	-	383	108
Reduction in tax rate[2]	18	-	-	-	-
Effects of other changes in tax legislation[2]	(56)	-	-	-	-
Adjustments in respect of prior periods	(7)	11	11	2	-
Benefit of current year losses not recognised	(14)	(31)	(4)	-	-
Change in previously recognised temporary difference	-	-	(20)	-	-
Other	-	3	4	-	-
Total income tax (expense)/credit	**(171)**	**(160)**	**(262)**	**43**	**55**

1 The company tax rate will change in New Zealand from 30% to 28%, effective for Telecom from 1 July 2011.

2 Tax changes announced in May 2010 from the Government's 2010 budget result in a NZ$56 million increased tax expense relating to the future removal of tax depreciation on certain buildings and a NZ$18 million tax credit in relation to the reduction in the company tax rate in New Zealand from 30% to 28%.

Income tax effects relating to each component of other comprehensive income

YEAR ENDED 30 JUNE	GROUP								
	2010			**2009**			**2008**		
	BEFORE TAX	TAX EXPENSE/ (CREDIT)	NET OF TAX	BEFORE TAX	TAX EXPENSE/ (CREDIT)	NET OF TAX	BEFORE TAX	TAX EXPENSE/ (CREDIT)	NET OF TAX
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Translation of foreign operations	(10)	4	(6)	85	(9)	76	67	36	103
Hedge of net investment	14	(4)	10	(98)	29	(69)	(104)	34	(70)
Reclassified to the income statement on disposal of foreign operation	-	-	-	2	-	2	-	-	-
Revaluation of listed investments	21	9	30	(7)	(3)	(10)	(51)	3	(48)
Cash flow hedges (see note 24)	13	(4)	9	(68)	20	(48)	74	(23)	51
Total other comprehensive income/(loss) for the year	**38**	**5**	**43**	**(86)**	**37**	**(49)**	**(14)**	**50**	**36**
Net earnings for the year			382			400			713
Total comprehensive income/(loss) for the year			**425**			**351**			**749**

Note 9 Earnings per share

YEAR ENDED 30 JUNE	GROUP		
	2010	**2009**	**2008**
Basic earnings per share			
Numerator:			
Net earnings for the year (NZ$m)	382	400	713
Less net earnings attributable to non-controlling interests	(2)	(2)	(3)
Net earnings attributable to equity holders (NZ$m)	380	398	710
Denominator – weighted average ordinary shares (in millions)	1,891	1,837	1,871
Basic earnings per share (in New Zealand dollars):			
From net earnings attributable to equity holders	0.20	0.22	0.38
Diluted earnings per share			
Denominator (in millions)			
Ordinary shares	1,891	1,837	1,871
Options	4	2	2
	1,895	1,839	1,873
Diluted earnings per share (in New Zealand dollars):			
From net earnings attributable to equity holders (in New Zealand dollars)	0.20	0.22	0.38
Anti-dilutive potential shares (in millions)			
Options	3	8	16

Note 10 Derivative assets and liabilities

YEAR ENDED 30 JUNE	GROUP	
	2010 NZ$M	2009 NZ$M
Short-term derivative assets:		
Forward exchange contracts	4	2
	4	**2**
Long-term derivative assets:		
Forward exchange contracts	4	1
Cross-currency interest rate swaps	47	68
	51	**69**
Short-term derivative liabilities:		
Forward exchange contracts	(17)	(43)
Interest rate swaps	(5)	-
	(22)	**(43)**
Long-term derivative liabilities:		
Forward exchange contracts	(5)	(7)
Cross-currency interest rate swaps	(294)	(212)
Interest rate swaps	(141)	(124)
	(440)	**(343)**

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates. The notional values of contract amounts outstanding are as follows:

YEAR ENDED 30 JUNE			GROUP	
	CURRENCY	MATURITIES	**2010** NZ$M	2009 NZ$M
Cross-currency interest rate swaps	AUD:USD	2011	594	600
	NZD:GBP	2018-2020	736	736
	NZD:CAD	2013	378	378
	NZD:CHF	2012	258	258
Interest rate swaps	AUD	2011	458	463
	NZD	2010-2020	1,739	1,729
Forward exchange contracts	NZD:AUD	2010-2011	329	323
	NZD:USD	2010-2013	155	375
	NZD:EUR	2010-2012	88	47
	Other	2010	129	70
Currency options	NZD:EUR	2010-2011	22	42
	NZD:USD	-	-	81
	NZD:AUD	-	-	23

Note 11 Receivables and prepayments

	GROUP		PARENT	
YEAR ENDED 30 JUNE	**2010**	**2009**	**2010**	**2009**
	NZ$M	NZ$M	NZ$M	NZ$M
Short-term receivables and prepayments:				
Trade receivables	481	510	-	-
Less allowance for doubtful accounts receivable	(24)	(29)	-	-
	457	**481**	**-**	**-**
Unbilled rentals and tolls	132	182	-	-
Finance lease receivable (see note 25)	12	-	-	-
Prepaid expenses and other receivables	101	118	-	-
Due from subsidiaries	-	-	1,626	485
	702	**781**	**1,626**	**485**
Long-term receivables and prepayments:				
Finance lease receivable (see note 25)	21	-	-	-
Other receivables	10	-	-	-
	31	**-**	**-**	**-**

Bad debts of NZ$22 million (30 June 2009: NZ$27 million) were written off against the allowance for doubtful accounts during the year.

Note 12 Inventories

	GROUP	
YEAR ENDED 30 JUNE	**2010**	**2009**
	NZ$M	NZ$M
Maintenance materials and consumables	6	6
Goods held for resale	42	73
Work in progress	13	18
	61	**97**
Allowance for inventory obsolescence		
Balance at beginning of the period	(15)	(6)
(Charged)/credited to the income statement	3	(9)
Balance at end of the period	(12)	(15)

Note 13 Long-term investments

	GROUP			PARENT	
YEAR ENDED 30 JUNE	**2010**	**2009** RESTATED	**2008** RESTATED	**2010**	**2009**
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Shares in Hutchison	150	178	200	-	-
Shares in other listed companies	111	65	51	-	-
Shares in unlisted companies	12	22	23	-	-
Government stock	1	1	1	-	-
Investment in associates	2	1	3	-	-
Subsidiary companies (see note 28)					
Shares	-	-	-	6,064	6,281
Term advances	-	-	-	2,727	3,006
	276	**267**	**278**	**8,791**	**9,287**

Shares in Hutchison

Telecom holds a 10% interest in Hutchison. In June 2009, Hutchison entered into a joint venture with Vodafone Australia Limited to merge both companies' operating subsidiaries. Hutchison is quoted on the Australian Stock Exchange ('ASX').

Hutchison's shares have a quoted price and are now assessed as operating in an active market. Hence Telecom considers this to be a level 1 valuation input, as set out in IFRS 7. Fair value has been determined by reference to the closing bid price as quoted on the ASX.

As at 30 June 2010 the quoted price of Hutchison's shares on the ASX was A$0.090 (30 June 2009: A$0.105; 30 June 2008: A$0.100) which equated to a market value of NZ$150 million for Telecom's investment (30 June 2009: NZ$178 million; 30 June 2008: NZ$200 million).

As stated in note 1, the Company has chosen to early adopt IFRS 9 at 31 December 2009. The classification and carrying amount of Telecom's financial assets under IAS 39 and IFRS 9 as at 31 December 2009 are presented in note 24.

In order to provide more meaningful comparative information, as part of the transitional rules of IFRS 9, Telecom has elected to retrospectively apply IFRS 9 to its investment in Hutchison. The impact of the retrospective application on the Group's investment balance is summarised in the table below:

| | GROUP | |
| YEAR ENDED 30 JUNE | 2009 | 2008 |
	NZ$M	NZ$M
Previously reported long-term investments balance	**538**	**527**
Impact of IFRS 9 (recognised in the revaluation reserve)	(271)	(249)
Restated long-term investments balance	**267**	**278**
Revaluation reserve adjustments represented by:		
Amounts recognised in opening revaluation reserve[1]	(249)	(212)
Amounts recognised in other comprehensive income (movement during the year)[2]	(22)	(37)
Revaluation reserve adjustments	**(271)**	**(249)**

1   The NZ$212 million opening revaluation reserve adjustment at 1 July 2007 represents the adjustment to Telecom's investment on Hutchison on retrospective application of IFRS 9, which reduced the total long-term investments balance to NZ$282 million from the previously published NZ$494 million at 30 June 2007.

2   The revaluation of long-term investments in other comprehensive income also includes a NZ$12 million increase in the year ended 30 June 2009 and a NZ$11 million decrease in the year ended 30 June 2008 in relation to movements in the fair value of Telecom's investment in other listed companies. There was also an increase in the year ended 30 June 2010 of NZ$58 million.

Under the prior standard, IAS 39, Telecom was required to determine whether investments were impaired, with any impairment being recognised through the income statement. Under IFRS 9, there is no requirement to determine if investments are impaired, with all gains and losses being recognised in other comprehensive income. Therefore, Telecom has subsequently recognised a decrease in the fair value of its investment in Hutchison during the year ended 30 June 2010 of NZ$28 million, which, in accordance with the available provisions of IFRS 9, has been recognised as part of other comprehensive income.

Shares in other listed companies

Shares in other listed companies represent Telecom's investment in Macquarie Telecom Group Limited and iiNet Limited, which are carried at fair value determined by reference to the closing bid price as quoted on the ASX. The movements in fair value of these investments are presented in other comprehensive income and recognised in the revaluation reserve.

After balance date, Telecom announced the sale of its investment in both of these listed companies, as detailed in note 31.

Shares in unlisted companies

Shares in unlisted companies relate to Telecom's investment in TMT Ventures ('TMT'), a corporate venture capital programme. The venture capital is invested in a number of companies that are in start-up phase.

Telecom has elected to classify this investment as 'fair value through other comprehensive income'. For TMT, the difference between the previous carrying amount at the date of initial application of IFRS 9 and its fair value has been recognised as an adjustment to the revaluation reserve as at 1 July 2009, as shown in the Group's statement of changes in equity.

The above has resulted in a change in the carrying value of Telecom's investment in TMT from NZ$22 million, as previously reported at 30 June 2009, to NZ$18 million at the date of initial application. The NZ$4 million adjustment was recognised as an adjustment to opening equity at 1 July 2009.

Associate companies

	GROUP	
YEAR ENDED 30 JUNE	**2010**	**2009**
	NZ$M	NZ$M
Cost of investment in associates	41	41
Opening balance of share of associates' equity	(40)	(38)
Share of associates' net profits/(losses)	1	(1)
Foreign exchange rate movements	-	(1)
Equity accounted value of investment	**2**	**1**

Telecom's investment in associate companies consists of:

	COUNTRY	OWNERSHIP	PRINCIPAL ACTIVITY
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company
Community Telco Australia Pty Limited	Australia	50%	Community telecommunications franchise
Yahoo!Xtra Limited	New Zealand	49%	Internet services provider

Extract from associates' financial statements

	GROUP	
YEAR ENDED 30 JUNE	**2010**	**2009**
	NZ$M	NZ$M
Total assets	1,208	1,233
Total liabilities	2,186	2,258
Total revenues	294	308
Net earnings/(loss)	**118**	**42**

Telecom ceases to recognise a share of net losses on its associates where its share of losses and dividends received have exceeded the initial investment. As at 30 June 2010 Telecom's share of the cumulative deficits of associates was NZ$521 million (30 June 2009: NZ$546 million). As at 30 June 2010 Telecom has not recognised cumulative losses of NZ$121 million (30 June 2009: NZ$181 million) and has recognised cumulative dividend income of NZ$494 million (30 June 2009: NZ$431 million) from these associates. Telecom has no obligation to fund these losses or repay dividends. Telecom's share of profits not recognised for the year was NZ$58 million (30 June 2009: $22 million).

Note 14 Intangible assets

GROUP 30 JUNE 2010	SOFTWARE	CAPACITY	SPECTRUM LICENCES	OTHER INTANGIBLES	GOODWILL	TOTAL
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Cost						
Balance as at 1 July 2009	1,659	549	60	51	1,098	3,417
Acquisitions	376	48	-	7	-	431
Disposals	(11)	-	-	(1)	-	(12)
Currency movements	(4)	(2)	-	-	(10)	(16)
Balance as at 30 June 2010	2,020	595	60	57	1,088	3,820
Accumulated amortisation and impairment losses						
Balance as at 1 July 2009	(1,172)	(250)	(27)	(23)	(992)	(2,464)
Amortisation	(220)	(47)	(3)	(5)	-	(275)
Disposals	10	-	-	-	-	10
Currency movements	4	1	-	-	10	15
Balance as at 30 June 2010	(1,378)	(296)	(30)	(28)	(982)	(2,714)
Net book value at 30 June 2010	**642**	**299**	**30**	**29**	**106**	**1,106**

GROUP 30 JUNE 2009	SOFTWARE NZ$M	CAPACITY NZ$M	SPECTRUM LICENCES NZ$M	OTHER INTANGIBLES NZ$M	GOODWILL NZ$M	TOTAL NZ$M
Cost						
Balance as at 1 July 2008	1,488	500	54	35	1,110	3,187
Acquisitions	203	44	-	17	6	270
Disposals	(25)	-	-	-	-	(25)
Currency movements	(7)	5	6	(1)	(18)	(15)
Balance as at 30 June 2009	1,659	549	60	51	1,098	3,417
Accumulated amortisation and impairment losses						
Balance as at 1 July 2008	(1,012)	(205)	(22)	(18)	(940)	(2,197)
Amortisation	(184)	(43)	(3)	(4)	-	(234)
Impairment	-	-	-	-	(68)	(68)
Disposals	23	-	-	-	-	23
Currency movements	1	(2)	(2)	(1)	16	12
Balance as at 30 June 2009	(1,172)	(250)	(27)	(23)	(992)	(2,464)
Net book value at 30 June 2009	**487**	**299**	**33**	**28**	**106**	**953**

Total software acquisitions in the year ended 30 June 2010 include NZ$15 million of internally generated assets (30 June 2009: NZ$15 million).

Goodwill

Telecom's operating segments are determined to be cash-generating units, being the lowest level of asset for which there are separately identifiable cash flows. Goodwill by operating segment is presented below:

	GROUP	
30 JUNE	**2010** NZ$M	**2009** NZ$M
Gen-i	81	81
Telecom Retail	25	25
	106	**106**

Impairment testing

The recoverable amount of each segment was calculated on the basis of value in use using a discounted cash flow model. Future cash flows were projected out three years, based on board-approved business plans, with key assumptions being segment earnings and capital expenditure for the segment based on individual business unit forecasts on expected future performance. Nil terminal growth was applied and a pre-tax discount rate of 12% was utilised.

During the year ended 30 June 2010, no impairment arose as a result of the review of goodwill. During the year ended 30 June 2009, Telecom recognised an impairment loss of NZ$68 million, as disclosed in note 6.

Note 15 Property, plant and equipment

GROUP 30 JUNE 2010	TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M	FREEHOLD LAND NZ$M	BUILDING NZ$M	OTHER ASSETS NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost						
Balance as at 1 July 2009	10,752	94	612	517	454	12,429
Acquisitions	144	-	39	93	479	755
Transfers	456	-	-	(2)	(454)	-
Disposals	(218)	-	(5)	(4)	-	(227)
Currency movements	(20)	-	(2)	(1)	-	(23)
Balance as at 30 June 2010	11,114	94	644	603	479	12,934
Accumulated depreciation and impairment losses						
Balance as at 1 July 2009	(7,463)	-	(336)	(342)	-	(8,141)
Depreciation charge	(646)	-	(31)	(80)	-	(757)
Disposals	214	-	4	4	-	222
Currency movements	17	-	(2)	1	-	16
Balance as at 30 June 2010	(7,878)	-	(365)	(417)	-	(8,660)
Net book value at 30 June 2010	**3,236**	**94**	**279**	**186**	**479**	**4,274**

GROUP 30 JUNE 2009	TELECOMMUNICATIONS EQUIPMENT AND PLANT	FREEHOLD LAND	BUILDINGS	OTHER ASSETS	WORK IN PROGRESS	TOTAL
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Cost						
Balance as at 1 July 2008	9,868	94	589	437	536	11,524
Acquisitions	463	-	35	97	454	1,049
Transfers	536	-	-	-	(536)	-
Disposals	(86)	-	(10)	(15)	-	(111)
Currency movements	(29)	-	(2)	(2)	-	(33)
Balance as at 30 June 2009	10,752	94	612	517	454	12,429
Accumulated depreciation and impairment losses						
Balance as at 1 July 2008	(6,931)	-	(317)	(292)	-	(7,540)
Depreciation charge	(589)	-	(30)	(64)	-	(683)
Reclassification	(53)	-	-	-	-	(53)
Disposals	86	-	9	13	-	108
Currency movements	24	-	2	1	-	27
Balance as at 30 June 2009	(7,463)	-	(336)	(342)	-	(8,141)
Net book value at 30 June 2009	**3,289**	**94**	**276**	**175**	**454**	**4,288**

Values ascribed to land and buildings

Telecom's properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

Operating leases

Included in buildings at 30 June 2010 are buildings on leasehold land with a cost of NZ$14 million (30 June 2009: NZ$14 million) together with accumulated depreciation of NZ$6 million (30 June 2009: NZ$5 million).

Finance leases

Telecom has certain equipment subject to finance lease arrangements. This equipment is included in the telecommunications equipment category of property, plant and equipment. As at 30 June 2010 the equipment capitalised under finance leases had a cost of NZ$88 million (30 June 2009: NZ$88 million) together with accumulated depreciation of NZ$76 million (30 June 2009: NZ$66 million). Telecom had prepaid all its minimum lease payments under these finance leases and as a result has no outstanding finance lease liability.

Land claims

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Māori claimants. In the event that the Government resumes land, compensation will be paid to Telecom under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the sale and purchase agreement between the Company and the Government.

Under the State Owned Enterprises Act 1986, the Governor-General of New Zealand, if satisfied that any land or interest in land held by Telecom is wāhi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to Telecom under the provisions of the Public Works Act 1981. Telecom would expect to negotiate with the new Māori owners for continued occupancy rights of any sites resumed by the Government.

Note 16 Accounts payable and accruals

	GROUP		PARENT	
30 JUNE	**2010**	2009	**2010**	2009
	NZ$M	NZ$M	NZ$M	NZ$M
Trade accounts payable	809	691	-	-
Accrued personnel costs	157	150	-	-
Revenue billed in advance	117	105	-	-
Accrued interest	37	36	-	-
Other accrued expenses	59	39	41	30
	1,179	**1,021**	**41**	**30**

Note 17 Provisions

GROUP 30 JUNE 2010	COMMERCIAL NZ$M	RESTRUCTURING NZ$M	PROPERTY NZ$M	OTHER NZ$M	TOTAL NZ$M
Balance at 1 July 2009	11	9	17	24	61
Provisions made during the year	-	14	5	9	28
Provisions utilised during the year	(2)	(12)	-	(2)	(16)
Release of provision	(7)	-	(1)	(6)	(14)
Currency movements	-	-	(1)	-	(1)
Balance as at 30 June 2010	**2**	**11**	**20**	**25**	**58**
Current	2	11	1	5	19
Non-current	-	-	19	20	39
	2	**11**	**20**	**25**	**58**

Commercial

These provisions principally relate to the cost of rectifying several billing application configuration issues and cover the cost of investigating and resolving these issues. The remaining balance is expected to be utilised during the year ended 30 June 2011.

Restructuring

These provisions relate to restructuring activities previously undertaken or announced and are expected to be completed by the year ended 30 June 2011. NZ$7 million relates to employee redundancies as at 30 June 2010.

Property

Property provisions relate primarily to make-good requirements under property leases and onerous leases. NZ$1 million is expected to be utilised during the year ended 30 June 2011. The remainder, disclosed as non-current, is expected to be utilised beyond one year.

Other

Other provisions include legal provisions. NZ$5 million is expected to be utilised by the year ended 30 June 2011. The remainder, disclosed as non-current, are ongoing. For further detail on litigation, refer to note 26.

Parent

Following a review of the terms of the Parent's obligation under a letter of support over subsidiary debts, the obligation has been represented from long-term debt to long-term provisions. As at 30 June 2010 the long-term provision was NZ$2,548 million (30 June 2009: NZ$2,913 million).

Note 18 Debt due within one year

	GROUP		PARENT	
30 JUNE	**2010** NZ$M	**2009** NZ$M	**2010** NZ$M	**2009** NZ$M
Long-term debt maturing within one year (see note 20)	21	15	-	-
Short-term debt	163	370	-	-
Due to subsidiaries	-	-	5,907	5,843
	184	**385**	**5,907**	**5,843**

Note 19 Deferred tax

GROUP 30 JUNE 2010	TAX DEPRECIATION NZ$M	PROVISIONS AND ACCRUALS NZ$M	TAX LOSSES NZ$M	OTHER NZ$M	TOTAL NZ$M
Balance at beginning of the year	(255)	45	30	(6)	(186)
Amounts recognised in earnings					
Relating to the current period	(83)	(1)	(30)	17	(97)
Adjustments in respect of prior periods	-	-	-	(7)	(7)
Amounts recognised in equity					
Relating to the current period	-	-	-	5	5
	(338)	**44**	**-**	**9**	**(285)**

GROUP 30 JUNE 2009	TAX DEPRECIATION NZ$M	PROVISIONS AND ACCRUALS NZ$M	TAX LOSSES NZ$M	OTHER NZ$M	TOTAL NZ$M
Balance at beginning of the year	(254)	30	52	2	(170)
Amounts recognised in earnings					
Relating to the current period	(2)	15	(22)	(12)	(21)
Adjustments in respect of prior periods	1	-	-	(13)	(12)
Amounts recognised in equity					
Relating to the current period	-	-	-	17	17
	(255)	**45**	**30**	**(6)**	**(186)**

PARENT COMPANY YEAR ENDED 30 JUNE 2010	PROVISIONS AND ACCRUALS NZ$M	TOTAL NZ$M
Balance at beginning of the year	4	4
Amounts recognised in earnings		
Relating to the current period	(4)	(4)
	-	-

PARENT COMPANY YEAR ENDED 30 JUNE 2009	PROVISIONS AND ACCRUALS NZ$M	TOTAL NZ$M
Balance at beginning of the year	-	-
Amounts recognised in earnings		
Relating to the current period	4	4
	4	**4**

Telecom has not recognised the tax effect of accumulated losses and temporary differences amounting to NZ$405 million at 30 June 2010 (30 June 2009: NZ$397 million), based on the relevant corporation tax rate of the applicable tax authority. Of these, NZ$36 million are considered to be restricted as to their use and cannot be utilised against future taxable operating profits. The rest of these losses and temporary differences may be available to be carried forward to offset against future taxable income. However, utilisation is contingent on the relevant subsidiaries producing taxable profits over a significant period of time and is subject to compliance with the relevant taxation authority requirements. As at 30 June 2010, NZ$2 million of these accumulated losses expire through to 2016 if not utilised.

As at 30 June 2010, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is NZ$6 million (30 June 2009: NZ$52 million). No liability has been recognised in respect of these differences because Telecom is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

On 27 May 2010 the New Zealand Government enacted the Taxation (Budget Measures) Act 2010 which changes the effective rate at which Telecom's temporary differences will reverse from 30% to 28%, effective from the year beginning 1 July 2011. Deferred tax assets and liabilities that will reverse on or after this date have been revalued accordingly.

Note 20 Long-term debt

	GROUP	
YEAR ENDED 30 JUNE	2010	2009
	NZ$M	NZ$M
EMTN	1,603	1,728
TeleBonds	563	578
	2,166	2,306
Less unamortised discount	(8)	(10)
	2,158	2,296
Less long-term debt maturing within one year (see note 18)	(21)	(15)
	2,137	**2,281**
Schedule of maturities		
Due 1 to 2 years	363	21
Due 2 to 3 years	578	383
Due 3 to 4 years	379	593
Due 4 to 5 years	73	367
Due over 5 years	744	917
Total due after one year	**2,137**	**2,281**

None of Telecom's debt is secured and all rank equally with other liabilities. There are no financial covenants over Telecom's debt. Telecom's debt contains certain triggers in the event of default, as defined in the various debt agreements. There have been no events of default over Telecom's debt in the years ended 30 June 2010 and 30 June 2009.

Euro Medium Term Notes

			GROUP	
YEAR ENDED 30 JUNE			2010	2009
FACE VALUE	DUE	INTEREST RATE[1]	NZ$M	NZ$M
250m USD	14 Dec 2011	6.8%	361	383
200m CHF	6 Aug 2012	4.4%	267	283
275m CAD	11 Oct 2013	4.8%	377	364
125m GBP	14 May 2018	5.6%	272	317
150m GBP	6 April 2020	5.8%	326	381
			1,603	**1,728**

1 Before hedging instruments.

Cross-currency interest rate swaps and interest rate swaps have been entered into to manage the EMTN currency and interest rate risk exposures (see note 24).

The US$250 million issue maturing December 2011 has pricing triggers in the event of a rating downgrade. These triggers would require Telecom's long-term ratings from Standard & Poor's or Moody's Investors Service to fall below A- or A3 respectively before increased interest rates would apply. See note 24 for information on Telecom's credit rating.

Telecom issued no long-term debt during the year ended 30 June 2010.

TeleBonds

Telecom has issued bonds ('TeleBonds') to institutional and retail investors. These have been issued as compounding, income, or zero coupon bonds. TeleBonds have effective interest rates ranging from 6.9% to 8.7% and maturity dates between September 2010 and April 2016.

During the year ended 30 June 2010 NZ$15 million of TeleBonds matured and were repaid (30 June 2009: NZ$12 million).

Note 21 Equity

Telecom has adopted IAS 1 (as revised) with effect from 1 July 2009. This has resulted in additional detail being provided in the statement of changes in equity, some elements of which were included in this note for the financial year ended 30 June 2009.

Contributed capital

Movements in the Company's issued ordinary shares were as follows:

GROUP AND PARENT	2010		2009	
YEAR ENDED 30 JUNE	NUMBER	NZ$M	NUMBER	NZ$M
Balance at the beginning of the year	1,862,098,154	1,384	1,825,707,911	1,297
Dividend reinvestment plan	55,196,482	128	33,629,166	79
Restricted share scheme	2,724,858	2	2,070,063	4
Share rights scheme	675,337	1	691,014	4
Balance at the end of the year	**1,920,694,831**	**1,515**	**1,862,098,154**	**1,384**

All issued shares are fully paid and have no par value. Shareholders of ordinary shares have the right to vote at any general meeting of the Company except that the Company's constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

A special rights convertible preference share (the 'Kiwi Share') was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Company's constitution which was adopted upon re-registration on 27 September 1996 under the Companies Act 1993.

The Company's constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, as well as requiring the consent of the holder of the Kiwi Share and the board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom.

The holder of the Kiwi Share is not entitled to vote at any meetings of the Company's shareholders nor participate in the capital or profits of the Company, except for repayment of NZ$1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application.

Dividend reinvestment plan

Telecom has a dividend reinvestment plan. Under the plan, shareholders can elect to receive dividends in additional shares. In respect of the year ended 30 June 2010, 55,196,482 shares with a total value of NZ$128 million were issued in lieu of a cash dividend (30 June 2009: 33,629,166 shares with a total value of NZ$79 million). During the years ended 30 June 2009 and 2010, no shares were repurchased and cancelled. Shares issued in lieu of dividends are excluded from dividends paid in the cash flow statement.

Restricted share scheme, share rights scheme and exercise of options

See note 22 for details of Telecom's employee share schemes.

Shares held in trust

As detailed in note 22, shares are held in trust when they are waiting to be allocated to employees under the Telecom restricted share scheme. At 30 June 2010, 1,713,948 shares were held in trust (30 June 2009: 710,019).

Hedge reserve

Movements in the fair value of derivatives are recognised directly in the hedge reserve when the derivative is in an effective cash flow hedge relationship. Cash flow hedge relationships are established at the point the derivative is recognised by Telecom and documentation details the relationship and how effectiveness will be measured. The fair value of derivatives is removed from the hedge reserve and recognised in the carrying value of the hedged item or recognised in the income statement as appropriate.

Non-controlling interest

Non-controlling, or minority interest, consists of the share of net earnings less dividends of entities not held by Telecom, where Telecom controls the entity.

Deferred compensation reserve

Deferred compensation relating to restricted shares or share options is recognised over the related vesting period. Amounts are transferred from the deferred compensation reserve to share capital upon the vesting of the share or the option.

Revaluation reserve

The revaluation reserve is used to record the cumulative fair value gains and losses recognised on financial assets that are recognised at fair value through other comprehensive income. In accordance with IFRS 9, gains and losses are recorded in other comprehensive income and cumulative gains and losses are no longer recycled to the income statement on disposal of the assets.

Foreign currency translation reserve

Translation differences arising on the results and net assets of subsidiaries with functional currencies other than New Zealand dollars are recognised in the foreign currency translation reserve. Movements in the fair value of derivative financial instruments that are effective hedges of Telecom's net investment in subsidiaries subject to these translation differences are also recognised directly in the foreign currency translation reserve. The cumulative amounts are released to the income statement upon disposal or wind up of these subsidiaries.

Note 22 Employee share schemes

Telecom incentive schemes

Telecom operates a number of incentive schemes, which include a share option scheme, a restricted share scheme and share rights schemes. The total charge recognised for these schemes during the year ended 30 June 2010 was NZ$11 million (30 June 2009: NZ$10 million; 30 June 2008: NZ$8 million). The awards under the schemes are settled with ordinary shares of the Parent Company.

Telecom share option scheme

Telecom operated a share option scheme from 1994 to 2005 whereby certain employees were granted options to purchase ordinary shares in the Company. Each option granted converts to one ordinary share on exercise. A participant may exercise their options (subject to employment conditions) at any time during a prescribed period from the vest date to the date the option lapses. For these options to be exercised Telecom's share price must exceed the option exercise price escalated by the cost of equity less dividends paid, within the applicable period. External advisers calculate the cost of equity annually and achievement of the performance hurdle is independently verified. No options were issued to employees under the share option scheme during the years ended 30 June 2010, 2009 or 2008 and no options were exercised during the year ended 30 June 2010 (30 June 2009: nil).

In prior years, options have been issued with a maximum term of six years. New ordinary shares are issued in accordance with the constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Stock Exchange for the business days in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded 'cum dividend'). The options granted are determined by a committee of the board of directors pursuant to the share option scheme. The average share price during the year was NZ$2.40 (30 June 2009: NZ$2.68) and the intrinsic value of options exercised was nil (30 June 2009: nil). The intrinsic value of options outstanding and exercisable as at 30 June 2010 is nil (30 June 2009: nil).

Information regarding options granted under the share option scheme is as follows:

	OPTION PRICE[1]	
	NZ$	NUMBER OF OPTIONS
30 June 2008	5.42	12,912,130
Forfeited	6.11	(367,023)
Lapsed	5.27	(8,749,127)
30 June 2009	5.72	3,795,980
Lapsed	5.49	(2,120,589)
30 June 2010	**6.02**	**1,675,391**

1   Weighted average

The following table summarises Telecom's share options outstanding:

	OPTIONS OUTSTANDING AS AT 30 JUNE 2010		
PERIOD GRANTED	OPTIONS OUTSTANDING	PRICE[1] NZ$	REMAINING LIFE[1] (YEARS)
1 July 2004 – 30 June 2005	963,152	5.95	0.2
1 July 2005 – 30 June 2006	712,239	6.11	1.2
	1,675,391		

1   Weighted average

All options are currently exercisable.

Telecom restricted share scheme

The Telecom restricted share scheme ('RSS') was introduced for selected Telecom employees. Under the RSS, Telecom shares are issued to Telecom Trustee Limited, a Telecom subsidiary, and subsequently allocated to participants using funds lent to them by Telecom. Under the RSS, the length of the retention period before awards vest is between one and three years. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the restrictions on the shares are removed. The number of shares awarded is determined by a committee of the board of directors. The weighted average grant date fair value of restricted shares issued during the year was NZ$2.70 (30 June 2009: NZ$3.03; 30 June 2008: NZ$4.29). Shares with a grant date fair value of NZ$4 million vested during the year (30 June 2009: NZ$4 million; 30 June 2007: NZ$5 million).

Information regarding shares awarded under the RSS is as follows:

	NUMBER OF SHARES
Unvested shares as at 30 June 2008	2,993,337
Awarded pursuant to RSS	2,060,827
Forfeited	(514,376)
Vested	(809,356)
Unvested shares as at 30 June 2009	3,730,432
Awarded pursuant to RSS	2,276,720
Forfeited	(521,545)
Vested	(1,069,969)
Unvested shares as at 30 June 2010	**4,415,638**
Percentage of total ordinary shares	0.2%

The number of shares awarded pursuant to the RSS does not equal the number of shares created for the scheme as lapsed shares are held in trust and reissued.

Telecom share rights schemes

The Telecom share rights scheme ('SRS') is used for selected Telecom executives and senior employees. Telecom also operates CEO performance rights schemes. Under these schemes, participants are granted the option to purchase company shares at a nil exercise price. The exercise date of each option is variable, but is usually three years from the allocation date. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group and, in the case of executives, a total shareholder return performance hurdle has been met. The number of options granted is determined by a committee of the board of directors. The weighted average grant date fair value of options issued during the year was NZ$2.69 (30 June 2009: NZ$2.94; 30 June 2008: NZ$3.80). The intrinsic value of options exercised during the year was NZ$1 million (30 June 2009: NZ$2 million; 30 June 2008: NZ$3 million). Options with an intrinsic value of NZ$9 million remain outstanding at the year-end.

Information regarding options granted under the share rights schemes is as follows:

	NUMBER OF OPTIONS
30 June 2008	2,019,392
Granted	1,796,842
Exercised	(589,023)
Forfeited	(431,741)
30 June 2009	2,795,470
Granted	2,606,353
Exercised	(388,122)
Forfeited	(471,889)
30 June 2010	**4,541,812**

The following table summarises Telecom's SRS options outstanding:

PERIOD GRANTED	OPTIONS OUTSTANDING	REMAINING LIFE[1] (YEARS)
1 July 2007 – 30 June 2008	608,557	0.8
1 July 2008 – 30 June 2009	1,421,795	2.0
1 July 2009 – 30 June 2010	2,511,460	2.9
	4,541,812	

1 Weighted average

No SRS options were exercisable as at 30 June 2010.

Fair value of share scheme awards

Options granted under the SRS are valued based on the volume weighted average price of 20 days prior to grant date.

In the year ended 30 June 2010, Telecom has made two awards under the SRS that are subject to performance conditions. The charge relating to these awards in the year ending 30 June 2010 was NZ$2 million (year ending 30 June 2009: NZ$1 million).

In determining the fair value for the awards subject to performance conditions, Telecom considered the following:

	2010	2009
Share price	2.71	3.14
Risk-free interest rate	4.4%	5.6%
Expected dividend yield	8.9%	7.6%
Expected option life (in years)	4.25	3.50
Expected stock price volatility	29.3%	22.5%

Volatility is based on historic volatility in Telecom's share price.

NZ$15 million of share scheme awards remain unvested and not expensed as at 30 June 2010
(30 June 2009: NZ$11 million). This expense will be recognised over the vesting period of the awards to 30 June 2013.

Note 23 Dividends

Dividends declared and provided by the Parent Company are as follows:

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS)	2010 NZ$M	2009 NZ$M
Previous year fourth quarter dividend paid	112	146
Supplementary dividend	-	19
First quarter dividend paid	112	110
Second quarter dividend paid	114	110
Third quarter dividend paid	115	110
	453	**495**
Fourth quarter dividend declared subsequent to balance date not provided for (see note 31)	115	112
Dividends per share paid in the year (excluding supplementary dividends)	NZ$0.240	NZ$0.260

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

The following summary is based on tax laws of New Zealand as at 30 June 2010 and is subject to changes in New Zealand tax law, including changes that could have retroactive effect. Shareholders should seek taxation advice on the taxation treatment of their dividends.

In general, shareholders may be subject to income tax on dividends received from Telecom under the relevant taxation laws to which they are subject.

Generally, to the extent imputation credits are attached to dividends, New Zealand tax resident shareholders may be able to claim the imputation credits to reduce their New Zealand income tax liability on any gross dividend amount. Resident withholding tax will be deducted (at a rate of 33%) from dividend payments made to New Zealand tax resident shareholders, reduced by any imputation credits attached to dividend payments.

New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand company to a non-resident shareholder. Reduced rates (often 15%) generally apply to non-resident shareholders who are entitled to the benefit of an international tax treaty. To the extent imputation credits are attached to dividends that are subject to non-resident withholding tax at 15%, a supplementary dividend (which is in addition to an ordinary dividend) may be attached to dividends to non-resident shareholders to offset the rate of withholding.

Note 24 Financial instruments and risk management

Telecom manages its treasury activities through a board-approved treasury constitution consisting of treasury governance and policy frameworks. Telecom is exposed to foreign currency, interest rate, credit, liquidity and equity risks. Each of these risks, the associated financial instruments and the management of those risks are detailed in this note.

Financial Instruments

Telecom's financial instruments are classified under IFRS as follows:

GROUP YEAR ENDED 30 JUNE 2010	FAIR VALUE THROUGH PROFIT OR LOSS	FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	DESIGNATED IN HEDGING RELATIONSHIPS	AMORTISED COST	TOTAL
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Assets					
Current assets					
Cash	360	-	-	-	360
Short-term derivative assets	1	-	3	-	4
Trade and other receivables	-	-	-	461	461
Finance lease receivables	-	-	-	12	12
	361	**-**	**3**	**473**	**837**
Non-current assets					
Long-term derivative assets	-	-	51	-	51
Other receivables	-	-	-	10	10
Finance lease receivables	-	-	-	21	21
Long-term investments[1]	-	273	-	1	274
	-	**273**	**51**	**32**	**356**
Liabilities					
Current liabilities					
Short-term derivative liabilities	(1)	-	(21)	-	(22)
Trade accounts payable	-	-	-	(809)	(809)
Short-term debt	-	-	-	(163)	(163)
Long-term debt due within one year	-	-	-	(21)	(21)
	(1)	**-**	**(21)**	**(993)**	**(1,015)**
Non-current liabilities					
Long-term derivative liabilities	(49)	-	(391)	-	(440)
Long-term debt due after one year	-	-	-	(2,137)	(2,137)
	(49)	**-**	**(391)**	**(2,137)**	**(2,577)**

1   Excludes associates.

GROUP YEAR ENDED 30 JUNE 2009	FAIR VALUE THROUGH PROFIT OR LOSS NZ$M	FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M	DESIGNATED IN HEDGING RELATIONSHIPS NZ$M	AMORTISED COST NZ$M	AVAILABLE FOR SALE (COST) NZ$M	TOTAL NZ$M
Assets						
Current assets						
Cash	261	-	-	-	-	261
Short-term derivative assets	-	-	2	-	-	2
Trade receivables	-	-	-	481	-	481
	261	**-**	**2**	**481**	**-**	**744**
Non-current assets						
Long-term derivative assets	-	-	69	-	-	69
Long-term investments[1]	-	243	-	1	22	266
	-	**243**	**69**	**1**	**22**	**335**
Liabilities						
Current liabilities						
Short-term derivative liabilities	(13)	-	(30)	-	-	(43)
Trade accounts payable	-	-	-	(691)	-	(691)
Short-term debt	-	-	-	(370)	-	(370)
Long-term debt due within one year	-	-	-	(15)	-	(15)
	(13)	**-**	**(30)**	**(1,076)**	**-**	**(1,119)**
Non-current liabilities						
Long-term derivative liabilities	(43)	-	(300)	-	-	(343)
Long-term debt due after one year	-	-	-	(2,281)	-	(2,281)
	(43)	**-**	**(300)**	**(2,281)**	**-**	**(2,624)**

1 Excludes associates.

Reclassifications

Apart from the changes resulting from the adoption of IFRS 9, there have been no reclassifications between financial instrument categories during the years ended 30 June 2010 and 30 June 2009.

Adoption of IFRS 9

As described in note 1, Telecom has adopted part 1 of IFRS 9 as at 31 December 2009, being the date of Telecom's initial application, resulting in changes in the categories and measurement of some of Telecom's financial assets. The table below illustrates the classification and carrying amount of Telecom's financial assets under IAS 39 and IFRS 9 on the date of initial application.

GROUP 31 DECEMBER 2009	ORIGINAL CLASSIFICATION – IAS 39	NEW CLASSIFICATION CATEGORY – IFRS 9	ORIGINAL CARRYING AMOUNT – IAS 39 NZ$M	NEW CARRYING AMOUNT – IFRS 9 NZ$M
Cash	Held to maturity	Fair value through profit or loss	296	296
Forward exchange contracts	Fair value designated in hedging relationships	Fair value designated in hedging relationships	2	2
Interest rate swaps	Fair value designated in hedging relationships	Fair value designated in hedging relationships	1	1
Cross-currency interest rate swaps	Fair value designated in hedging relationships	Fair value designated in hedging relationships	28	28
Trade receivables	Loans and receivables	Amortised cost	430	430
Finance lease receivables	Loans and receivables	Amortised cost	21	21
Long-term investments[1]	Available for sale	Fair value through other comprehensive income	546	290
Long-term investments in Government stock	Held to maturity	Amortised cost	1	1

1 Excludes associates and Government stock. The impact of the adoption of IFRS 9 on prior periods is presented in note 13.

Fair value of financial instruments

Under IFRS, financial instruments are either carried at amortised cost, less any provision for impairment, or fair value. The only significant variances between instruments held at amortised cost and their fair value relates to long-term debt.

The table below categorises Telecom's financial assets and liabilities that are measured at fair value by the significance of the inputs used in making the measurements, as prescribed in IFRS 7:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (ie, as prices) or indirectly (ie, derived from prices); and

- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

GROUP YEAR ENDED 30 JUNE 2010	LEVEL 1 NZ$M	LEVEL 2 NZ$M	LEVEL 3 NZ$M	TOTAL NZ$M
Financial assets				
Cash	360	-	-	360
Short-term derivative assets	-	4	-	4
Long-term derivative assets	-	51	-	51
Long-term investments[1]	261	-	12	273
	621	**55**	**12**	**688**
Financial liabilities				
Short-term derivative liabilities	-	(22)	-	(22)
Long-term derivative liabilities	-	(440)	-	(440)
	-	**(462)**	**-**	**(462)**

1   Excludes associates and Government stock.

Reconciliation of Level 3 fair value measurements of financial assets:

GROUP YEAR ENDED 30 JUNE	2010 NZ$M
Long-term investment in TMT	
Balance at the beginning of the year	22
Adjustment on the adoption of IFRS 9 recognised in the revaluation reserve as at 1 July 2009	(4)
Gain recognised in other comprehensive income	-
Investment return	(6)
Balance at the end of the year	**12**

Gains and losses on Telecom's long-term investment in TMT relate to the investment held at the end of the reporting period and are reported as a revaluation of investments in other comprehensive income.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Long-term investments

At 30 June 2010, Telecom had quoted and unquoted investments. The quoted investments have standard terms and conditions and are traded in active markets. Following the adoption of Part 1 of IFRS 9, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison and in TMT, at fair value. Due to the strategic nature of the investments held, Telecom has elected to carry its investments in Hutchison, TMT and other listed investments at fair value through other comprehensive income. Telecom has chosen to measure the fair value of Hutchison under IFRS 9 using the observable market share price. As allowed by the transitional provisions of IFRS 9, Telecom has elected to retrospectively apply IFRS 9 for its quoted investments, where the principal impact relates to Hutchison. Retrospective application is not permissible to Telecom's interest in unquoted investments, being its investment in TMT. See note 13 for further details of Telecom's long-term investments.

Cross-currency interest rate swaps, interest rate swaps, forward exchange contracts and currency options

Fair values are estimated on the basis of the quoted market prices of these instruments. If a listed market price is unavailable, then fair value is estimated by using a valuation model involving discounted future cash flows of the derivative using the applicable forward price curve (for the relevant interest rate, foreign exchange rate or commodity price) and discount rate.

Finance lease receivable

The fair value of finance lease receivables is estimated to be NZ$37 million, using a discount rate based on the three-year swap rate and adding a credit margin that reflects the credit quality of the receivables.

Long-term debt

The fair value of long-term debt (calculated based on the present value of future principal and interest cash flows, discounted at market interest rates at balance date) was NZ$2,286 million compared to a carrying value of NZ$2,158 million (30 June 2009: fair value of NZ$2,239 million compared to a carrying value of NZ$2,296 million).

Cash, short-term investments, short-term debt, trade receivables, other receivables and trade accounts payable

The carrying amounts of these balances are approximately equivalent to their fair value because of the short term to maturity.

Other assumptions

NZD forward interest rates used to determine fair values range from 2.9% to 7.1%.

Risk management

Telecom is exposed to market risk due to foreign currency, interest rates and price risk, as well as credit risk, liquidity risk and equity price risk.

Market risk

Telecom is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, forward exchange contracts, foreign currency options and cross-currency interest rate swaps to manage these exposures. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions. The risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by counterparty. Telecom is also subject to equity price risk in relation to long-term investments in listed and unlisted companies as well as investments in associate companies.

Currency risk

Telecom's primary objective in managing foreign currency risk is to protect against the risk that the eventual New Zealand dollar net cash flows will be adversely affected by changes in foreign currency exchange rates. To do this Telecom enters into forward exchange contracts and foreign currency options to reduce its foreign currency exposures. Forward exchange contracts are also used to hedge certain foreign currency assets.

Foreign currency assets, where appropriate, are naturally hedged by holding liabilities in the same currency. Capital and operational expenditure in foreign currencies that are probable may be hedged. Exposures with amounts and timing that are less than certain can be proportionately hedged, based on certain benchmarks.

The majority of Telecom's long-term debt has been issued in foreign currencies under Telecom's Euro Medium Term Note programme. Telecom enters into cross-currency interest rate swaps to convert the foreign currency borrowings into a floating rate New Zealand dollar, or Australian dollar exposure. All debt not denominated in New Zealand dollars or Australian dollars is hedged. Debt denominated in foreign currencies is translated to New Zealand or Australian dollars with currency translation recognised in the income statement. These movements are offset by the translation of the principal value of the related cross-currency interest rate swaps.

Telecom uses forward exchange contracts and foreign currency options to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments (mainly denominated in US dollars), fair value changes in foreign currency receivables and payables and to hedge certain investments in foreign operations.

Telecom's exposure to foreign currencies arising from financial instruments is:

GROUP YEAR ENDED 30 JUNE 2010	AUD[1] NZ$M	USD NZ$M	EUR NZ$M	GBP NZ$M	CAD NZ$M	CHF NZ$M	OTHER NZ$M	TOTAL NZ$M
Exposures								
Cash	20	66	-	34	-	-	2	122
Trade receivables	120	44	-	12	-	-	11	187
Trade accounts payable	(111)	(116)	(15)	(18)	-	-	(21)	(281)
Long-term investments	261	3	-	-	-	-	-	264
Short-term debt	(25)	-	(109)	-	-	-	-	(134)
Long-term debt	-	(360)	-	(595)	(376)	(266)	-	(1,597)
Total exposure from non-derivative financial instruments	**265**	**(363)**	**(124)**	**(567)**	**(376)**	**(266)**	**(8)**	**(1,439)**
Hedging instruments								
Forward exchange contracts	(415)	157	187	-	-	-	9	(62)
NZ$ cross-currency interest rate swaps	-	-	-	595	376	266	-	1,237
A$ cross-currency interest rate swaps	(594)	360	-	-	-	-	-	(234)
Total exposure from hedging instruments	**(1,009)**	**517**	**187**	**595**	**376**	**266**	**9**	**941**

1 Includes balance held in Australian operations.

GROUP
YEAR ENDED 30 JUNE 2009

	AUD[1]	USD	EUR	GBP	CAD	CHF	OTHER	TOTAL
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Exposures								
Cash	29	97	-	36	-	-	2	164
Trade receivables	141	54	1	13	-	-	12	221
Trade accounts payable	(127)	(100)	(6)	(23)	-	-	(12)	(268)
Long-term investments	243	10	-	-	-	-	-	253
Short-term debt	(93)	(38)	(60)	-	-	-	-	(191)
Long-term debt	-	(381)	-	(694)	(363)	(282)	-	(1,720)
Total exposure from non-derivative financial instruments	**193**	**(358)**	**(65)**	**(668)**	**(363)**	**(282)**	**2**	**(1,541)**
Hedging instruments								
Forward exchange contracts	(374)	239	102	1	-	-	-	(32)
NZ$ cross-currency interest rate swaps	-	-	-	694	363	282	-	1,339
A$ cross-currency interest rate swaps	(600)	381	-	-	-	-	-	(219)
Total exposure from hedging instruments	**(974)**	**620**	**102**	**695**	**363**	**282**	**-**	**1,088**

1   Includes balance held in Australian operations.

The above table includes Telecom's foreign currency exposures to financial instruments. Non-financial assets or liabilities of foreign operations are excluded. Forecast sales and purchases in foreign currencies have not been included in the table above as they are not financial instruments.

As at 30 June 2010 a movement of 10% in the New Zealand dollar would impact the income statement and statement of changes in equity as detailed in the table below:

	10% DECREASE		10% INCREASE	
YEAR ENDED 30 JUNE	**2010**	**2009**	**2010**	**2009**
	NZ$M	NZ$M	NZ$M	NZ$M
Impact on				
Net earnings before income tax	(4)	(2)	3	3
Equity (before income tax)	(50)	(64)	45	58

This analysis assumes a movement in the New Zealand dollar across all currencies and only includes the effect of foreign exchange movements on financial instruments. All other variables remain constant.

Interest rate risk

Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates.

Telecom uses cross-currency interest rate swaps to convert foreign currency borrowings into floating rate New Zealand dollar and Australian dollar positions. Interest rate swaps have been used to convert the majority of the floating rate positions into fixed rate positions. As a consequence, Telecom's interest rate positions are limited to New Zealand and Australian yield curves. Telecom's objectives of interest rate risk management is to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom's interest expense and net earnings within policies approved by the Telecom board.

Telecom's treasury constitution requires that interest rate repricing is to be spread over a ten-year horizon.

Interest rate repricing analysis

The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. Fixed rate balances are presented including the effect of derivative financial instruments, hedging both interest rates and foreign exchange.

GROUP YEAR ENDED 30 JUNE 2010	WEIGHTED EFFECTIVE INTEREST RATE	WITHIN 1 YEAR NZ$M	1-2 YEARS NZ$M	2-3 YEARS NZ$M	3-4 YEARS NZ$M	4-5 YEARS NZ$M	GREATER THAN 5 YEARS NZ$M	TOTAL NZ$M
Floating rate:								
Cash balances	2.4%	360	-	-	-	-	-	360
Long-term debt	6.2%	(135)	-	-	-	-	-	(135)
Short-term debt	1.9%	(135)	-	-	-	-	-	(135)
Fixed rate:								
Long-term debt	7.8%	(21)	(460)	(569)	(381)	(73)	(882)	(2,386)
Short-term debt	4.7%	(7)	(17)	(4)	-	-	-	(28)
		62	**(477)**	**(573)**	**(381)**	**(73)**	**(882)**	**(2,324)**

Telecom has entered into NZ$28 million (30 June 2009: NZ$18 million) of interest rate swaps to hedge interest payments of forecast short-term debt.

GROUP YEAR ENDED 30 JUNE 2009	WEIGHTED EFFECTIVE INTEREST RATE	WITHIN 1 YEAR NZ$M	1-2 YEARS NZ$M	2-3 YEARS NZ$M	3-4 YEARS NZ$M	4-5 YEARS NZ$M	GREATER THAN 5 YEARS NZ$M	TOTAL NZ$M
Floating rate:								
Cash balances	1.7%	261	-	-	-	-	-	261
Long-term debt	4.6%	(136)	-	-	-	-	-	(136)
Short-term debt	3.1%	(352)	-	-	-	-	-	(352)
Fixed rate:								
Long-term debt	7.7%	(15)	(21)	(464)	(569)	(381)	(953)	(2,403)
Short-term debt	4.7%	-	(7)	(11)	-	-	-	(18)
		(242)	**(28)**	**(475)**	**(569)**	**(381)**	**(953)**	**(2,648)**

Financial instruments with rates fixed for 90 days or less are included as floating rate exposures.

As at 30 June 2010, a movement of 100 basis points would impact the income statement and statement of changes in equity (after hedging) as detailed in the table below:

	100 BASIS POINT DECREASE		100 BASIS POINT INCREASE	
	2010 NZ$M	**2009** NZ$M	**2010** NZ$M	**2009** NZ$M
Impact on:				
Net earnings before income tax	1	2	(1)	(2)
Equity (before income tax)	(7)	10	7	(8)

This analysis assumes all other variables remain constant.

Liquidity risk

Liquidity risk represents Telecom's ability to meet its contractual obligations. Telecom evaluates its liquidity requirements on an ongoing basis. In general, Telecom generates sufficient cash flows from its operating activities to meet its financial liabilities.

In the event of any shortfalls, Telecom has three short-term financing programmes in place; a US$1 billion European Commercial Paper Programme, a NZ$500 million Note Facility, and a A$1.5 billion Short Term Note and Medium Term Note Programme. In addition to the short-term financing programmes at 30 June 2010, Telecom had committed stand-by facilities of NZ$700 million (30 June 2009 NZ$800 million) with a number of creditworthy banks. As at 30 June 2010, Telecom also had committed overdraft facilities of NZ$20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities. Telecom's liquidity policy is to maintain unutilised committed facilities or liquid resources (comprising cash and short-term investments) sufficient to meet forecasted funding requirements for the next 12 months. The policy also requires that long-term debt maturities are distributed over a 10 year period, with no more than NZ$800 million, or 20% of gross debt (whichever is higher) maturing in any one year. Net debt must have a weighted average life of between 3.75 and 5.25 years.

Telecom's exposure to liquidity risk based on contractual cash flows relating to financial liabilities is summarised below:

GROUP YEAR ENDED 30 JUNE 2010	CARRYING AMOUNT NZ$M	CONTRACTUAL CASH FLOWS NZ$M	0-6 MONTHS NZ$M	6-12 MONTHS NZ$M	1-2 YEARS NZ$M	2-3 YEARS NZ$M	3-4 YEARS NZ$M	4-5 YEARS NZ$M	5+ YEARS NZ$M
Non-derivative financial liabilities									
Trade accounts payable	809	809	809	-	-	-	-	-	-
Short-term debt	163	163	163	-	-	-	-	-	-
Long-term debt	2,158	2,787	75	75	491	683	440	124	899
Derivative financial liabilities									
Interest rate swaps (net settled)	146	187	31	23	40	31	17	12	33
Cross-currency interest rate swaps (gross settled)									
Inflows		(1,317)	(24)	(34)	(419)	(34)	(34)	(34)	(738)
Outflows	294	1,804	34	36	652	43	46	48	945
Forward exchange contracts (gross settled)									
Inflows		(184)	(129)	(35)	(13)	(6)	(1)	-	-
Outflows	22	208	140	42	17	8	1	-	-
	3,592	**4,457**	**1,099**	**107**	**768**	**725**	**469**	**150**	**1,139**

GROUP YEAR ENDED 30 JUNE 2009	CARRYING AMOUNT NZ$M	CONTRACTUAL CASH FLOWS NZ$M	0-6 MONTHS NZ$M	6-12 MONTHS NZ$M	1-2 YEARS NZ$M	2-3 YEARS NZ$M	3-4 YEARS NZ$M	4-5 YEARS NZ$M	5+ YEARS NZ$M
Non-derivative financial liabilities									
Trade accounts payable	691	691	691	-	-	-	-	-	-
Short-term debt	370	372	372	-	-	-	-	-	-
Long-term debt	2,296	3,090	65	84	154	463	719	427	1,178
Derivative financial liabilities									
Interest rate swaps (net settled)	124	413	34	34	67	59	48	34	137
Cross-currency interest rate swaps (gross settled)									
Inflows		(940)	(26)	(18)	(44)	(427)	(18)	(18)	(389)
Outflows	212	1,142	21	21	42	628	14	14	402
Forward exchange contracts (gross settled)									
Inflows		(510)	(265)	(46)	(24)	(168)	(6)	(1)	-
Outflows	50	564	304	52	28	171	8	1	-
	3,743	**4,822**	**1,196**	**127**	**223**	**726**	**765**	**457**	**1,328**

Contractual cash flows include contractual undiscounted principal and interest payments. Telecom uses cash and derivative assets to manage liquidity.

Credit risk

In the normal course of its business, Telecom incurs credit risk from financial instruments including cash, short-term investments, advances to associate companies, trade receivables, other receivables, finance lease receivables and derivative financial instruments.

Telecom has a credit policy that is used to manage this exposure to credit risk. As part of this policy, limits on exposures with significant counterparties have been set and approved by the board of directors and are monitored on a regular basis. Telecom's financial instruments do not have significant concentration of risk with any single party.

Telecom has certain derivative and debt agreements that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support the value of certain derivatives. As at 30 June 2010, US$15 million (NZ$21 million) of collateral was posted (30 June 2009: nil). In the event of a downgrade of Telecom's credit rating to either Baa1 (Moody's Investors Service), or BBB+ (Standard & Poor's) US$194 million (based on rates at 30 June 2010) of additional collateral would be required to be posted.

Telecom places its cash, short-term investments and derivative financial instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. These limits are monitored daily. There is no significant concentration of credit risk with respect to trade receivables.

NZ$1,148 million of Telecom's assets are subject to credit risk (30 June 2009: NZ$1,160 million). Telecom holds various letters of credit and guarantees over some of these amounts. Telecom does not hold any collateral over these amounts.

Finance lease receivables are secured over the underlying assets.

Telecom's only financial assets that are past their due payment date are trade receivables. Telecom's trade receivables are aged as follows:

	GROUP	
YEAR ENDED 30 JUNE	2010	2009
	NZ$M	NZ$M
Current	195	171
0-30 days past due	187	207
30-60 days past due	44	50
60-90 days past due	19	21
90+ days past due	36	61
	481	**510**

Telecom has NZ$262 million (30 June 2009: NZ$310 million) of financial assets that are overdue and not impaired.

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom's receivables portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present, however, Telecom considers the current level of its allowance for doubtful accounts to be adequate to cover expected credit losses on trade receivables. The provision balance is maintained at an entity wide level and allocated against individual balances once collection is highly probable. Bad debt expenses are reported as other operating expenses in the income statement.

Movements in the allowance for doubtful accounts are as follows:

	GROUP		
YEAR ENDED 30 JUNE	2010	2009	2008
	NZ$M	NZ$M	NZ$M
Balance at beginning of the year	29	32	44
Charged to costs and expenses	22	29	34
Bad debts recovered	(5)	(5)	(5)
Utilised	(22)	(27)	(41)
Balance at end of the year	**24**	**29**	**32**

Electricity price risk

Telecom has previously used electricity hedges to reduce exposure to electricity spot price movements. Telecom's last electricity hedge contracts matured in March 2009.

Equity risk

Investments that subject Telecom to equity risk include long-term investments in listed and unlisted companies as well as investment in associate companies. Telecom's exposure to equity risk as at 30 June 2010 was NZ$276 million (30 June 2009: NZ$267 million). Telecom manages its exposure to equity risk through representation on the board of investee companies or through regular reviews of the investee's current and projected performance. A 10% movement in quoted prices of shares in Hutchison and in other listed companies would increase or decrease Telecom's equity by NZ$26 million (30 June 2009: NZ$24 million).

Capital risk management

Telecom manages its capital considering shareholders' interests, the value of Telecom's assets and Telecom's credit ratings. The following table summarises Telecom's capital:

	GROUP	
YEAR ENDED 30 JUNE	2010	2009
	NZ$M	NZ$M
Cash	(360)	(261)
Short-term debt (note 18)	163	370
Long-term debt at hedged rates	2,528	2,549
Net debt	2,331	2,658
Equity	2,545	2,445
Capital	**4,876**	**5,103**

As guidance, Telecom seeks to manage its capital with a ratio of net debt to earnings before interest, tax expense, depreciation and amortisation of less than 1.7 times.

The board continues to be committed to Telecom maintaining 'single A' credit ratings from both Moody's Investors

Service and Standard & Poor's and its capital management policies are designed to ensure this objective is met. Other than the provisions attached to the Kiwi Share, as described in note 21 and the requirements of the New Zealand companies and securities legislation and relevant stock exchange listing rules, Telecom is not subject to any additional externally imposed capital requirements.

At 30 June 2010, Telecom's credit rating for long-term and short-term debt with Moody's Investors Service is A3 and P-2 respectively. Standard & Poor's ratings for long-term and short-term debt is A and A-1 respectively, although the outlook was changed from stable to negative on 24 May 2010.

Net debt includes long-term debt at the value of hedged cash flows due to arise on maturity, plus short-term debt, less any cash and short-term investments. Net debt is a non-GAAP measure, is not defined in accordance with IFRS, but is a measure used by management. The following table reconciles long-term debt at hedged rates to long-term debt at spot rates as reported under IFRS.

	GROUP	
YEAR ENDED 30 JUNE	2010	2009
	NZ$M	NZ$M
Long-term debt (note 20)	2,158	2,296
Impact of hedged rates used	362	243
Unamortised discount	8	10
Long-term debt at hedged rates	**2,528**	**2,549**

Hedging activities

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, forward exchange contracts, foreign currency options, and cross-currency interest rate swaps to manage these exposures.

Telecom does not currently hold or issue derivative financial instruments for trading purposes.

Each derivative that is designated as a hedge is classified as either:

- A hedge of the fair value of recognised assets or liabilities or an unrecognised firm commitment (a fair value hedge); or
- A hedge of a highly probable forecast transaction (a cash flow hedge); or
- A hedge of a net investment in foreign operations (a net investment hedge).

The fair values of derivatives in hedging relationships and derivatives not designated in hedging relationships are as follows:

	GROUP			
YEAR ENDED 30 JUNE	2010		2009	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
	NZ$M	NZ$M	NZ$M	NZ$M
Net investment hedges				
Forward exchange contracts	4	-	2	-
	4	**-**	**2**	**-**
Cash flow hedges				
Forward exchange contracts	3	(19)	1	(35)
Interest rate swaps	-	(146)	-	(124)
Cross-currency interest rate swaps	47	(245)	68	(169)
	50	**(410)**	**69**	**(328)**
Fair value hedges				
Forward exchange contracts	-	(2)	-	(2)
	-	**(2)**	**-**	**(2)**
Derivatives not designated in hedge relationships – classified as fair value through profit or loss				
Forward exchange contracts	1	(1)	-	(13)
Cross-currency interest rate swaps	-	(49)	-	(43)
	1	**(50)**	**-**	**(56)**
Total derivative assets/(liabilities)	**55**	**(462)**	**71**	**(386)**

Cash flow hedges

Telecom uses cross-currency interest rate swaps and interest rate swaps to manage interest and foreign exchange risk on debt. These swaps are jointly designated as cash flow hedges of the forecast interest and principal cash flows of the debt.

The fair values of interest rate derivatives deferred in equity will be reclassified to finance expense as interest payments occur, over the remaining life of the swaps. These fair values by maturity are as follows:

	GROUP	
30 JUNE	2010	2009
	NZ$M	NZ$M
Maturity:		
Less than 1 year	(5)	-
1 to 2 years	9	(18)
2 to 3 years	(3)	13
3 to 4 years	(2)	(4)
4 to 5 years	-	3
Maturity over 5 years	(30)	(12)
	(31)	(18)

Telecom enters into forward exchange contracts to hedge foreign currency purchases. The majority of the purchases are forecast to be made within 12 months of 30 June 2010.

The fair value of foreign exchange forward contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expense, the fair value will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment or intangible assets, the fair value will be recognised in the income statement as the asset depreciates or is amortised (see depreciation accounting policy in note 1). If the purchase relates to an inventory item, the fair value will be recognised in the income statement when the underlying inventory is expensed.

During the period, there were hedged forecast transactions that were expected to occur which did not eventuate. This caused certain cash flow hedge relationships to no longer qualify for hedge accounting. As a result, a foreign exchange loss of NZ$6 million was transferred from the cash flow hedge reserve to the income statement (year ended 30 June 2009: nil).

A reconciliation of movements in the cash flow hedge reserve is follows:

YEAR ENDED 30 JUNE	2010			2009			2008		
	BEFORE TAX	TAX EXPENSE/ (CREDIT)	NET OF TAX	BEFORE TAX	TAX EXPENSE/ (CREDIT)	NET OF TAX	BEFORE TAX	TAX EXPENSE/ (CREDIT)	NET OF TAX
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Balance at beginning of the year			(41)			7			(44)
Gain/(loss) recognised in other comprehensive income	132	(39)	93	(44)	13	(31)	186	(60)	126
Amount reclassified from cash flow hedge reserve to finance expense	(68)	20	(48)	(66)	20	(46)	(90)	30	(60)
Amount reclassified from cash flow hedge reserve to property, plant and equipment/intangible assets	(17)	5	(12)	24	(7)	17	(3)	1	(2)
Amount reclassified from cash flow hedge reserve to inventory	(28)	8	(20)	20	(6)	14	(18)	6	(12)
Amount reclassified from cash flow hedge reserve to other operating expenses	-	-	-	(2)	-	(2)	(1)	-	(1)
Amount reclassified to other operating expenses as a result of cash flow hedges no longer meeting hedge accounting requirements	(6)	2	(4)	-	-	-	-	-	-
Total movements to other comprehensive income	**13**	**(4)**	**9**	**(68)**	**20**	**(48)**	**74**	**(23)**	**51**
Balance at the end of the year			**(32)**			**(41)**			**7**

Fair value hedges

As at 30 June 2010 Telecom had forward exchange contracts designated as fair value hedges. Telecom enters into forward exchange contracts to hedge foreign currency purchases. The gain or loss from remeasuring both the hedging instrument and the hedged items at fair value is recognised in the income statement.

During the year ended 30 June 2010, Telecom recognised no gains or losses on fair value hedges during the year (30 June 2009: NZ$1 million loss) and no gains or losses on hedged exposures (30 June 2009: NZ$1 million gain). There has been no material ineffectiveness on fair value hedging relationships during the year.

Net investment hedges

Net investment hedges relate to hedges of the effect of movements in forward exchange rates on certain assets held in overseas subsidiaries. The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of or wound up. There has been no ineffectiveness on net investment hedging relationships during the year ended 30 June 2010 (year ended 30 June 2009: nil).

Parent Company

The Parent Company's financial instruments are classified under IAS 39 and IFRS 9 are as follows:

PARENT YEAR ENDED 30 JUNE 2010		FAIR VALUE NZ$M	AMORTISED COST NZ$M	TOTAL NZ$M
Current assets:	Receivables due from subsidiaries	-	1,626	1,626
Non-current assets:	Long-term investments	-	2,727	2,727
Current liabilities:	Debt due within one year	-	(5,907)	(5,907)

PARENT YEAR ENDED 30 JUNE 2009 30 JUNE 2009		FAIR VALUE NZ$M	AMORTISED COST NZ$M	TOTAL NZ$M
Current assets:	Receivables due from subsidiaries	-	485	485
Non-current assets:	Long-term investments	-	3,006	3,006
Current liabilities:	Debt due within one year	-	(5,843)	(5,843)

The Parent Company has no derivative financial instruments and has no financial assets that are measured at fair value.

Adoption of IFRS 9

The Parent Company elected to adopt part 1 of IFRS 9 as at 31 December 2009 which resulted in a change in the categories of some of the Parent Company's financial assets. The table below illustrates the classification and carrying amount of the Parent Company's financial assets under IAS 39 and IFRS 9 as at 31 December 2009.

PARENT 31 DECEMBER 2009	ORIGINAL CATEGORY IAS 39	NEW CLASSIFICATION CATEGORY IFRS 9	ORIGINAL CARRYING AMOUNT NZ$M	NEW CARRYING AMOUNT NZ$M
Receivables due from subsidiaries	Loans and receivables	Amortised cost	451	451
Long term investments - Term advances	Loans and receivables	Amortised cost	3,007	3,007

Currency risk

Long-term debt amounts are denominated in Australian dollars. The Parent Company does not take any action to reduce its exposure to any resulting currency risk as long-term debt relates to amounts owed to wholly-owned subsidiaries.

Interest rate risk

The Parent Company has interest rate exposures on some loans to and from subsidiary companies. The Parent Company does not manage the associated risks.

Liquidity risk

The Parent Company's maximum exposure to liquidity risk relating to financial liabilities is summarised below.

PARENT YEAR ENDED 30 JUNE	CARRYING AMOUNT NZ$M	CONTRACTUAL CASH FLOWS NZ$M	0-6 MONTHS NZ$M
Debt due to subsidiaries:			
30 June 2010	(5,907)	(5,907)	(5,907)
30 June 2009	(5,843)	(5,843)	(5,843)

Credit risk

The Parent Company has exposure to credit risk from balances owed from subsidiary companies. The maximum exposure to credit risk at 30 June 2010 is NZ$4,353 million (30 June 2009: NZ$3,491 million).

Equity risk

The Parent Company has exposure to equity risk by way of its investments in subsidiaries. The maximum exposure at 30 June 2010 is NZ$6,064 million (30 June 2009: NZ$6,281 million).

Hedging activities

The Parent Company has no material hedging activities.

Note 25 Commitments

Operating lease commitments – Telecom as Lessee

Telecom has entered into commercial leases on properties, network infrastructure, motor vehicles and other items of equipment. Certain leases are subject to Telecom being able to renew or extend the lease period based on terms that would then be agreed with the lessor. There are no other significant lease terms that relate to contingent rents, purchase options or other restrictions on Telecom.

Future minimum rental commitments for all non-cancellable operating leases are:

	GROUP	
YEAR ENDED 30 JUNE	2010	2009
	NZ$M	NZ$M
Less than 1 year	86	79
Between 1 and 5 years	253	258
More than 5 years	317	332
	656	**669**

Finance Lease commitments – Telecom as Lessee

At 30 June 2010 and 2009, Telecom had no remaining minimum lease payments in respect of capitalised finance leases, as discussed in note 15.

Finance Lease receivables – Telecom as Lessor

Telecom has entered into commercial finance leases on a range of information and communication technology equipment for Telecom business customers. The profile of lease payments is set out below:

	UNDISCOUNTED	DISCOUNTED
YEAR ENDED 30 JUNE	2010	2010
	NZ$M	NZ$M
Less than 1 year	15	12
Between 1 and 5 years	23	20
Total minimum future lease payments	38	32
Unguaranteed residual value	1	1
Gross finance lease receivable	39	33
Less unearned finance income	(6)	N/A
Present value of minimum lease payments	**33**	**33**
Minimum lease payments – short term	12	-
Minimum lease payments – long term	21	-
Allowance for uncollectable lease payments	1	1

There are no contingent rents recognised as income in the year ended 30 June 2010 (2009: nil).

The interest rate inherent in the leases is fixed at the contract date for the entire lease term.

Finance lease receivable balances are secured over the equipment leased. Telecom is not permitted to sell or repledge the collateral in the absence of a default by the lessee.

The maximum credit risk exposure for finance lease receivables is the carrying amount of the receivables. The finance lease receivables at 30 June 2010 are neither past due or impaired.

Capital commitments

At 30 June 2010, capital expenditure amounting to NZ$163 million (30 June 2009: NZ$128 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

Note 26 Contingencies

Lawsuits and other claims

Where Telecom concludes that its defence will more likely than not be successful, then such lawsuits or claims are considered a contingent liability and no provision is recognised. When it is more likely than not that Telecom is liable and that there will be an outflow of resources to settle a lawsuit or claim, a provision is recognised, unless the amount cannot be measured reliably. There can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

New Zealand

In March 2004 the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The pecuniary penalty will be considered partly under the old penalty regime (maximum of NZ$5 million) and partly under the new regime (which provides for penalty of the greater of (i) NZ$10 million; or (ii) three times any commercial gain (if it can be ascertained) or 10% of the turnover). The hearing of the Commission's claim took place during June to August 2008. A reserved judgment was delivered on 14 October 2009 in which the Court found that, although most of Telecom's pricing was not anti-competitive, the pricing of two tail circuits between March 2001 and late 2004 breached section 36 of the Commerce Act. There was insufficient evidence to ascertain the scope of the breach. Telecom appealed to the Court of Appeal and applied for a stay of any penalty hearing. The Commission cross appealed the points decided in Telecom's favour, opposed Telecom's application for a stay of the penalty hearing and applied for directions in respect of the penalty hearing. In May 2010 the High Court adjourned Telecom's application for a stay and the Commission's application for directions for the parties to consider what evidence was required for a penalty hearing so it can determine both applications. Telecom has accepted that it is not practical to adduce evidence of commercial gain obtained from the breach but intends to adduce evidence of data revenue. It is expected that the Court will allocate a penalty hearing in the financial year ending 30 June 2011.

In July 2000 the Commerce Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008 the High Court dismissed the Commission's proceeding, holding that Telecom's introduction of 0867 did not breach section 36 of the Commerce Act. The Commission appealed the judgment. Telecom applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful in the appeal as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission's appeal. The Commission successfully applied for leave to appeal to the Supreme Court. The Attorney General intervened on the basis that the counterfactual test should not continue to be the sole causative test under section 36. The Supreme Court hearing was held in June 2010 and Telecom awaits the judgment.

Asia Pacific Telecommunications Limited ('APT') issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on Telecom's alleged breach of fiduciary duty. APT is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of the alleged breach of fiduciary duty. Telecom is reviewing its position in light of these developments. Telecom believes it has a strong defence for the majority of the claim. In 2009 the High Court allocated a tentative date for a six week hearing starting 14 June 2010. In January 2010 the Court granted the parties' application to postpone and scheduled a new hearing for five weeks starting in February 2011 subject to review in June 2010. In June 2010 the Court vacated the February 2011 fixture as APT had only provided Telecom with part of its calculation of damages for the alleged fiduciary duty cause of action. There will be a further conference in September 2010 to review progress.

The Commerce Commission laid charges in the District Court against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The Commission alleged that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan in question. In December 2009 Telecom pleaded guilty to 17 breaches of the Fair Trading Act and was fined NZ$500,000.

In April 2007, Vodafone appealed the Commerce Commission's 2003/2004 TSO Determination. The appeal was dismissed in the High Court in December 2007, but Vodafone appealed to the Court of Appeal. The appeal was heard in February 2009. In December 2009 the Court of Appeal released its reserved decision which by majority dismissed Vodafone's appeal. Vodafone successfully applied for leave to appeal the Court of Appeal's decision to the Supreme Court. Subsequently Vodafone and the Commission agreed with Telecom's application to hear Telecom's appeals of the two High Court judgments on the TSO 2004/2005 and 2005/2006 as noted below in the Supreme Court at the same time as Vodafone's appeal on TSO 2003/2004. The Supreme Court hearing for all appeals is set for 21 February 2011.

In October 2008 both Telecom and Vodafone appealed and judicially reviewed the Commission's 2004/2005 and 2005/2006 TSO determination. Telecom is challenging the Commission's reduction in the Weighted Average Cost of Capital (WACC) on grounds that the Commission wrongly reduced the asset beta which is a key component in the calculation of WACC. The hearing of both parties' appeals and judicial review proceedings was heard in August 2009 and a judgment was delivered in April 2010. Telecom was unsuccessful on both its appeal and judicial review application. Vodafone's appeal was successful but its judicial review application was unsuccessful. Telecom has appealed both decisions direct to the Supreme Court with a hearing starting 21 February 2011. Reconsideration of the TSO calculations is stayed until after the Supreme Court appeal.

Telecom has been joined as one of numerous respondents in a claim lodged through the Weathertight Homes Resolution Services. The claim relates to a property development site called 'Ellerslie Park' where Telecom installed external telephone junction boxes. While the claim against Telecom is small, liability could be joint and several. Telecom unsuccessfully applied to strike out the claim. A three week hearing was scheduled to begin on 20 September 2010 but has been deferred to 11 April 2011 due to the claimants' delay in providing their amended claim.

In August 2009 the Independent Oversight Group ('IOG') released a final decision (reversing its interim decision) which found that Telecom's Wholesale Loyalty Offers were in breach of the Undertakings (the obligation not to discriminate). The Commission investigated whether there had been a breach and whether to take any enforcement action. In November 2009, the Commission announced that it intended to issue proceedings for breach of the Telecommunications Act. In July 2010 Telecom entered into a settlement agreement with the Commission under which Telecom agreed to pay NZ$1.6 million for the benefit of the industry (which the Commission has directed should be paid to Vodafone and Orcon equally). The Commission has agreed not to pursue any further action under the Telecommunications or Commerce Acts.

In October 2009 the Commission issued final TSO Determinations for 2006/2007 and 2007/2008. Telecom and Vodafone have filed notices to appeal and applied to judicially review those determinations on substantially the same grounds as the appeals noted above. The Court initially allocated a four day hearing starting 21 March 2011 but, now that the Supreme Court hearing has been allocated in respect of the TSO Determinations for 2003/2004 to 2005/2006, the Court has vacated the March fixture and allocated a conference in May 2011 to review the status of the proceedings.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Australia

Telecom was in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of a dealer agreement between the parties. Pacific Union commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The parties have settled the dispute on confidential terms.

Other claims

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Land claims

As previously stated in note 15, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wāhi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to Telecom by the Government. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Bank guarantees

Telecom has issued bank guarantees totalling A$8 million as at 30 June 2010 (30 June 2009: A$6 million) to guarantee rental payments of a subsidiary company. In the event of the subsidiary defaulting on these rental payments then Telecom has guaranteed to pay these amounts. The likelihood of any payments being made under this guarantee is low.

Cross border lease guarantees

Telecom has cross border leases in respect of certain telecommunication assets, which provides certain undertakings (including letters of credit) in accordance with guarantees entered into as part of the transactions. The maximum exposure under these guarantees is now assessed as NZ$22 million (30 June 2009: NZ$18 million) and the last guarantee expires in 2014.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, total indebtedness of TCNZ Finance Limited (a Telecom group company) amounting to NZ$2,790 million (30 June 2009 NZ$3,065 million).

The Parent Company has agreed to indemnify Telecom Trustee Limited, a Telecom subsidiary, for any losses incurred on the sale of Telecom shares held by the Trust. Accordingly, where the revaluation of these shares results in a carrying value below historic cost, an equivalent receivable from the Parent Company is recognised by Telecom Trustee Limited.

Note 27 Related party transactions

Interest of directors in certain transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom's directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arm's length commercial basis.

Key management personnel costs are presented in note 5.

Other transactions with associate companies

Telecom has the following transactions with associates:

- Telecom provides network operations and management services to Southern Cross in respect of its operations in New Zealand. Telecom makes payments to Southern Cross in connection with capacity it has purchased on Southern Cross' network;

- Telecom provides maintenance and telecommunications services to Yahoo!Xtra New Zealand Limited; and

- Telecom provides wholesale telecommunications services to Community Telco Australia Pty Limited.

Transactions undertaken with these entities have been entered into on an arm's length commercial basis. Balances in respect of these transactions with associate companies are set out in the table below.

| | GROUP | | |
| YEAR ENDED 30 JUNE | 2010 | 2009 | 2008 |
	NZ$000s	NZ$000s	NZ$000s
Revenue from associates[1]	95	121	125
Expenses paid to associates	8	6	6
Capacity acquired from associates[2]	48	44	16
Receivables from associates	8	11	8
Payables to associates	-	-	-

1 Includes dividends received from Southern Cross of NZ$63 million in 2010 (30 June 2009: NZ$79 million; 30 June 2008: NZ$89 million).

2 Telecom's intangible assets includes capacity acquired from Southern Cross, with a cost of NZ$560 million (30 June 2009: NZ$512 million) and accumulated amortisation of NZ$289 million (30 June 2009: NZ$221 million).

Parent Company

Amounts due from subsidiary companies are for no fixed term and incur interest at interest rates that range from nil to 10%. Debts due to subsidiary companies within one year are for no fixed term and incur interest at a weighted average interest rate of 7.3% at 30 June 2010 (30 June 2009: 7.6%).

Note 28 Subsidiary companies

At 30 June 2010, the significant companies of the Telecom group and their activities were as follows:

	COUNTRY	OWNERSHIP	PRINCIPAL ACTIVITY
TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.
Telecom New Zealand International Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.
Gen-i Australia Pty Limited	Australia	100%	Provides outsourced telecommunications services.
AAPT Limited	Australia	100%	Provides value-added telecommunications services.
PowerTel Limited	Australia	100%	Provides wholesale telecommunications services.
Telecom New Zealand Finance (No.2) Limited	Bermuda	100%	A group finance company.
TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.
Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.
Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.
Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.
Telecom New Zealand Limited	New Zealand	100%	Provides local, national, and international telephone and data services.
Telecom Mobile Limited	New Zealand	100%	Provides mobile telecommunications services.
Xtra Limited	New Zealand	100%	Internet service provider.
Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.
Telecom IP Limited	New Zealand	100%	Owns group intellectual property.
TCNZ Finance Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.
Telecom Southern Cross Limited	New Zealand	100%	A holding company.
Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.
Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.

The financial year-end of all significant subsidiaries is 30 June.

Note 29 Reconciliation of net earnings to net cash flows from operating activities

	GROUP			PARENT	
YEAR ENDED 30 JUNE	**2010**	**2009**	**2008**	**2010**	**2009**
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Net earnings for the year	382	400	713	1,251	58
Adjustments to reconcile net earnings to net cash flows from operating activities					
Depreciation	757	683	574	-	-
Amortisation	275	234	187	-	-
Bad and doubtful accounts	22	29	34	-	-
Deferred income tax	104	33	83	4	(4)
Share of associates' net (profits)/losses	(1)	1	3	-	-
Asset impairments	-	121	-	300	107
Other	(8)	(54)	(3)	(367)	66
Changes in assets and liabilities net of effects of non-cash and investing and financing activities					
Decrease/(increase) in accounts receivable and related items	56	101	43	(1,142)	204
Decrease/(increase) in inventories	36	(41)	14	-	-
Decrease in current taxation	67	87	68	-	-
Increase/(decrease) in accounts payable and related items	71	(43)	(31)	1,231	(72)
Net cash flows from operating activities	**1,761**	**1,551**	**1,685**	**1,277**	**359**

Note 30 Imputation credit account

Dividends paid by New Zealand resident companies may include imputation credits representing the taxation already paid by the Company on the profits distributed. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credits attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credits. Overseas shareholders may benefit from supplementary dividends.

The movements in the imputation credit accounts are detailed below:

| | GROUP | | |
| YEAR ENDED 30 JUNE | 2010 | 2009 | 2008 |
	NZ$M	NZ$M	NZ$M
Balance at the beginning of the year	(5)	(34)	(190)
New Zealand income tax paid	1	(29)	(97)
Imputation credits attached to dividends paid	1	58	253
Balance at the end of the year	**(3)**	**(5)**	**(34)**

The Parent Company is a member of the Telecom Imputation Group. These imputation credits are available to attach to dividends paid by the Parent Company.

Note 31 Significant events after balance date

On 29 July 2010, Telecom announced the sale of its 10.1% stake in Macquarie Telecom Group Limited to institutional investors for A$9.9 million. The carrying value of this investment was A$9.5 million at 30 June 2010.

On 30 July 2010, Telecom announced the sale of its 18.2% stake in iiNet Limited ('iiNet') to institutional and sophisticated investors for approximately A$70 million. The carrying value of this investment was A$81 million at 30 June 2010.

On 30 July 2010, Telecom announced that it had entered into a binding agreement with iiNet, whereby AAPT will sell its consumer division to iiNet for A$60 million, subject to iiNet shareholder and customary regulatory approvals.

On 4 August 2010, Standard and Poor's Ratings revised Telecom's rating to A, credit watch negative.

On 19 August 2010 the board of directors approved the payment of a fourth quarter dividend of NZ$115 million, representing 6.0 cents per share. The dividend payment dates will be 17 September 2010 for shares on the New Zealand and Australian Stock Exchanges and 24 September 2010 for shares on the New York Stock Exchange.

Note 32 Acquisitions

There were no acquisitions during the year ended 30 June 2010.

During the year ended 30 June 2009, Telecom acquired the business of Real Time Computing for NZ$6 million in cash. Real Time Computing was the Gen-i franchise operating in the Manawatu, Wanganui and Taranaki markets. This gave rise to NZ$6 million of goodwill.

Note 33 New accounting standards

Certain new accounting standards, amendments and interpretations to existing accounting standards have been published that are mandatory for Telecom's accounting periods beginning on or after 1 July 2010, but which Telecom has not yet adopted. Telecom does not consider any other accounting standards or interpretations in issue, but not yet applicable, to have a significant impact on its financial statements. Those which are relevant to Telecom are as follows:

NZ IFRS 2 Group cash settled share based payment transactions

Effective for periods beginning on or after 1 July 2010.

The amendments require an entity receiving goods or services in either an equity settled or cash settled share-based payment transaction to account for the transaction in its separate or individual financial statements.

NZ IFRS 5 Non current assets held for sale and discontinued operations

Effective for periods beginning on or after 1 July 2010.

The amendment provides clarification as to which disclosure requirements set out in the other standards must be considered for non-current assets (or disposal groups) held for sale within the scope of NZ IFRS 5.

NZ IAS 24 Related party disclosures

Effective for periods beginning on or after 1 July 2011.

This amendment simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition, particularly in relation to significant influence and joint control.

NZIFRIC 19 Extinguishing financial liabilities with equity instruments

Effective for periods beginning on or after 1 July 2010.

The interpretation gives guidance when the terms of a financial liability are renegotiated and result in an entity issuing equity instruments to extinguish all or part of the financial liability.

Governance at Telecom

The board and management are committed to ensuring that Telecom maintains international best practice governance structures and adheres to the highest ethical standards. The board regularly reviews and assesses Telecom's governance structures and processes to ensure that they are consistent with international best practice, in both form and substance.

Telecom's approach to corporate governance

Framework

Telecom has a dual listing of its shares on the New Zealand Stock Market (NZSX) and on the Australian Securities Exchange (ASX). Telecom is required to comply with the full listing rules of the NZSX and ASX. American Depositary Shares (ADSs), each representing five ordinary shares and evidenced by American Depositary Receipts (ADRs), are listed on the New York Stock Exchange (NYSE). The Bank of New York Mellon is Telecom's ADR Depositary.

As a result of Telecom's stock exchange listings in New Zealand, Australia and New York, it is subject to the governance requirements of each of these jurisdictions. This includes: the NZSX Listing Rules and Corporate Governance Best Practice Code; the New Zealand Securities Commission's report titled 'Corporate Governance in New Zealand Principles and Guidelines' (Securities Commission Principles and Guidelines); the ASX Listing Rules and ASX Corporate Governance Council's Principles and Recommendations; the United States Sarbanes-Oxley Act of 2002 and United States Securities and Exchange Commission (SEC) rules and the NYSE corporate governance rules.

Where there are conflicts between the requirements or best practice recommendations of New Zealand, Australia and the United States, the board has adopted practices and policies consistent with the requirements across these jurisdictions. The board will continue to monitor developments in the governance area and review and update its governance practices to ensure the most appropriate standards of governance for Telecom are maintained.

Compliance with NZSX Best Practice Code, Securities Commission Principles and Guidelines and ASX Corporate Governance Council Recommendations

The NZSX Listing Rules require Telecom to include a statement in its annual report disclosing the extent to which it has followed the NZSX Corporate Governance Best Practice Code for the reporting period. Telecom considers its governance practices comply with the Code in its entirety for the year ended 30 June 2010. Telecom also considers that its governance practices comply with the Securities Commission Principles and Guidelines in their entirety for the year ended 30 June 2010.

In addition, the ASX Listing Rules require Telecom to include a statement in its annual report disclosing the extent to which Telecom's governance practices comply with the ASX Corporate Governance Council Principles and Recommendations set out in the second edition of the Corporate Governance Principles and Recommendations during the reporting period, identifying the recommendations that have not been followed and providing reasons for that variance. Telecom considers that it complies with each of the recommendations.

The ASX Corporate Governance Council released changes to the Corporate Governance Principles and Recommendations on 30 June 2010. Listed companies are expected to disclose the extent to which their governance practices comply with these changes in respect of financial years beginning on or after 1 January 2011.

Compliance with NYSE listing standards

As a 'foreign private issuer' registered with the SEC with securities listed on the NYSE, Telecom has a 'home country' exemption from most of the NYSE corporate governance requirements. However, Telecom is still required to comply with certain corporate governance requirements contained in United States securities laws, including applicable portions of the Sarbanes-Oxley Act 2002 and applicable NYSE listing standards. As required under the NYSE listing standards and SEC rules, Telecom must provide a concise summary of any significant ways in which its corporate governance practices differ from those followed by United States domestic companies under the NYSE listing standards.

Telecom has reviewed the NYSE's corporate governance requirements and believes its practices are broadly consistent with the NYSE corporate governance requirements, with the following material exceptions:

- Under sections 303A.04 and 303A.05 of the NYSE corporate governance rules, United States domestic-listed companies are required to have a corporate governance committee and a compensation committee comprised entirely of independent directors. The Telecom committee charters of the Nominations and Corporate Governance Committee and the Human Resources and Compensation Committee require that only a majority of members be independent (as that term is defined in the board charter) directors, as permitted by New Zealand and Australian corporate governance requirements.

In addition to the independence test contained in section 303A.02 of the NYSE corporate governance rules, the independence test contained in the board charter also contains the broader NZSX and ASX recommended independence standards.

■ Under section 303A.08 of the NYSE corporate governance requirements, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions of these plans. Telecom considers that its share plans all come within the definition of 'discretionary plan' as set out in the explanatory note to section 303A.08, which also states that additional grants under discretionary plans may not be made without further shareholder approval. Since 2003 when the requirement came into effect, shareholder approval has been sought at the time each equity-compensation plan was established. However, Telecom will not be seeking further shareholder approval in relation to allocations under its share plans.

Further information

More detail about Telecom's governance practices and copies of its principal governance documents (including the board charter, the Nominations and Corporate Governance Committee charter, the Human Resources and Compensation Committee charter and the Audit and Risk Management Committee charter) are available on its website. Comprehensive checklists cross-referencing the recommendations of the NZSX Corporate Governance Best Practice Code, the ASX Corporate Governance Council Recommendations, the Securities Commission Principles and Guidelines and the NYSE Corporate Governance Rules to the relevant Telecom governance documents are also available on Telecom's website. Go to: www.telecom.co.nz/abouttelecom/governanceattelecom

The board of directors

Role of the board and responsibility

The board of directors is elected by shareholders to govern Telecom in the interests of shareholders and to protect and enhance the value of the assets of Telecom. The board is the overall and final body responsible for all decision-making within the company. In carrying out its role, the board works to enhance the value of Telecom in the interests of Telecom and its shareholders. The board charter describes the board's role and responsibilities and regulates internal board procedure. The board has also delegated a number of its responsibilities to board committees. The role of each committee is described below. To enhance efficiency, the board has delegated to the

CEO and subsidiary company boards the day-to-day leadership and management of the company. The CEO has, in some cases, formally delegated certain authorities to his direct reports and has established a formal delegated authority framework for those direct reports to sub-delegate certain authorities within set limits.

Board membership, size and composition

As at 30 June 2010 the board comprised eight directors: being a non-executive chairman, an executive director (the CEO) and six non-executive directors. The board will comprise seven directors when Rod McGeoch retires on 30 September 2010. The board has a broad range of experience and skills appropriate to meet its objectives. Areas of expertise and experience include telecommunications, finance, legal, brand, marketing and international business. For details of individual directors see **Our company – Board of directors**.

The Nominations and Corporate Governance Committee is responsible for making recommendations to the board regarding its size and composition. It also reviews the criteria for the selection of directors to ensure the board comprises the right mix of skills and experience to meet the needs of Telecom.

Selection and role of chairman

The chairman is elected by the board from the non-executive directors. The board supports the separation of the role of chairman and CEO. The chairman's role is to manage and provide leadership to the board and to facilitate the board's interface with the CEO. The current chairman, Wayne Boyd, is a non-executive director and, as required by the board charter, is independent on the basis outlined below. Mr Boyd is also a member of each board committee. For his biography, see **Our company – Board of directors**. The board does not have a deputy chairman.

Director independence

The board is committed to having a majority of directors who are judged by the board to be independent of judgement and character and free of material relationships with Telecom and/ or other entities and people who might influence, or could be perceived by others to influence, such judgement.

In setting the criteria for determining independence, the board considered the requirements under the NZSX Listing Rules, the NYSE listing standards, and the guidance provided in the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations. Independence standards consistent with the requirements of these jurisdictions have been adopted by Telecom and are contained in the board charter. Telecom's board charter requires a majority of directors to be independent.

While the board has not set financial materiality thresholds for determining independence, it considers all relationships on a case-by-case basis and, as a general policy, considers a threshold of 5% to be relevant in determining materiality. When determining independence, relationships are considered from the perspective of both Telecom and the customer or supplier.

At its August 2010 board meeting, the board resolved, based on information provided by directors regarding their interests, that each non-executive director on the board at the balance date and at the date of the meeting was independent, with the exception of Mr Roberts. Mr Roberts was found to be not independent due to the fact that his sister had been a Telecom executive within the past three years.

The board will review any determination it makes on a director's independence on becoming aware of any information that indicates the director may have a relevant material relationship. For this purpose, directors are required to ensure that they immediately advise of any new or changed relationships so the board can consider and determine the materiality of the relationship. For biographies of directors in office at 30 June 2010 see **Our company – Board of directors**. For further information about the directors' interests see **Performance – Related party transactions** (note 27 to the financial statements) and **Disclosures – Disclosure of director interests**.

Conflicts of interest

The board is conscious of its obligations to ensure that directors avoid conflicts of interest (both real and perceived) between their duty to Telecom and their own interests. The board charter outlines the board's policy on conflicts of interest. Where conflicts of interest do exist at law, then the director must disclose their interest and excuse themselves from any relevant board discussions. Such a director is not permitted to receive any board papers in respect of those interests and, in accordance with the relevant stock exchange listing rules, may not exercise his or her right to vote in respect of such matters.

Nominations and appointment of new directors

The procedures for the appointment and removal of directors are ultimately governed by the company's constitution. The board may appoint directors to fill casual vacancies that occur or to add additional persons to the board up to the maximum number (currently 12) prescribed by the constitution. Recommendations for nominations of new directors are made by the Nominations and Corporate Governance Committee and considered by the board as a whole. External consultants are used to access a wide base of potential candidates and to review the suitability of candidates for appointment. When recommending a candidate to act as director, the Nominations and Corporate Governance Committee takes into account such factors as it deems appropriate, including the background, experience, professional skills and personal qualities of the candidate, whether their skills and experience will augment the existing board and their availability to commit themselves to the role.

If the board appoints a new director during the year, that person will stand for election by shareholders at the next annual meeting. Shareholders are provided with relevant information on the candidates standing for election in the notice of meeting.

Letters of appointment

All directors have signed formal letters of appointment setting out the arrangements of their appointment, including their duties, terms and conditions and term of appointment, expectations of the role and remuneration. The terms of appointment may be amended with the agreement of the board.

Director induction and education

The board introduces new directors to management and the business through specifically tailored induction programmes, depending on their needs. The programme may include one-on-one meetings with management and visits to key company sites.

All directors are regularly updated on relevant industry and company issues. This may include visits to Telecom operations, and briefings from key executives and industry experts. From time to time the board may also undertake educational trips to receive briefings from companies in relevant industries. There is an ongoing programme of presentations to the board by all business units. The board expects all directors to undertake continuous education so that they may appropriately and effectively perform their duties.

Board performance review

In April 2010 a comprehensive board evaluation survey was undertaken to seek director and executive feedback on a range of matters relating to board performance, including its role and composition and engagement with management, shareholders and stakeholders. The collective results of the evaluation were reported to the board by the chairman.

The chairman of the board regularly addresses various issues with directors, including individual performance. The board also undertakes regular discussion on governance and performance issues and annually reviews its own performance as a whole against the board charter and each committee against its charter.

CEO performance review

The Human Resources and Compensation Committee reviews the performance of the CEO. The formal annual review process is usually conducted in August in respect of the immediately preceding financial year, with the last review conducted in August 2010. This evaluation is undertaken using criteria set by the committee that include the performance of the business, the accomplishment of strategic and operational objectives and other non-quantitative objectives agreed at the beginning of each year. The committee is responsible for the evaluation of the CEO against his key performance objectives and recommends a performance outcome to the board for approval. The committee periodically reviews the CEO's key performance objectives to ensure they are an appropriate measure of the CEO's performance. For further details of the employment arrangements relating to the CEO see **CEO remuneration**.

The CEO reports to the Human Resources and Compensation Committee at least annually on management succession planning and management development.

Executive performance review

The CEO is responsible for regularly reviewing the performance of his direct reports against their key performance objectives. The formal annual review process is conducted in August each year in respect of the immediately preceding financial year, with the last review conducted in August 2010. This evaluation is undertaken using criteria set annually by the CEO that includes the performance of the business, the accomplishment of strategic and operational objectives and other non-quantitative objectives agreed at the beginning of each financial year. The Human Resources and Compensation Committee reviews and approves the CEO's remuneration recommendations for his direct reports, including the payment level of their annual short-term incentives and any other variation of the terms and conditions of employment. For further details relating to executive remuneration see **Telecom employee remuneration**.

Retirement and re-election of directors

Telecom directors have no fixedterm of office but are subject to the retirement provisions contained in the constitution, company policies and relevant stock exchange listing rules. The constitution provides for the retirement of directors at age 70. In addition, under the NZSX Listing Rules, at least one third (or the number nearest to one third) of the directors are required to retire from office at the annual meeting each year but shall be eligible for re-election at that meeting. The managing director (the CEO in Telecom's case) is exempted from the requirement to stand for re-election, but the managing director is counted in determining the number of directors that must retire. Under the ASX Listing Rules, a director must not hold office without re-election past the third annual meeting following the director's appointment or three years, whichever is the longer. The retiring directors at any annual meeting will be those who have been longest in office since they were last elected.

Telecom's notice of meeting details those director(s) standing for re-election at Telecom's annual meeting.

Board access to information and advice

Telecom's group general counsel and group company secretary are responsible for supporting the effectiveness of the board by ensuring that policies and procedures are followed and for coordinating the completion and dispatch of the board agenda and papers.

All directors have access to senior management, including the group general counsel and group company secretary, to discuss issues or obtain information on specific areas or items to be considered at the board meeting or other areas they consider appropriate. The board, board committees and each director have the right, subject to the approval of the chairman, to seek independent professional advice at Telecom's expense to assist them in carrying out their responsibilities. Further, the board and board committees have the authority to secure the attendance of outsiders with relevant experience and expertise at board meetings.

Directors' shareholding

As a matter of board policy, non-executive directors are encouraged to hold Telecom shares. For disclosure of each director's shareholding see **Disclosures – Director share ownership**. Directors are required to comply with Telecom's Insider Trading Policy and Rules when undertaking any trading in Telecom shares. For further information about Telecom's Insider Trading Policy see **Insider Trading Policy and trading in Telecom shares**.

Indemnities and insurance

As permitted by the constitution, deeds of indemnity have been given to directors for potential liabilities and costs they may incur for acts or omissions in their capacity as directors. In addition, deeds of indemnity have been given to certain senior staff for potential liabilities and costs they may incur for acts or omissions in their capacity as employees of Telecom, directors of Telecom subsidiaries or directors of non-Telecom companies in which Telecom holds interests.

During the year the directors and officers liability insurance was renewed to cover risks normally covered by such policies arising out of acts or omissions of directors and employees in their capacity as such. Insurance is not provided for dishonest, fraudulent, malicious or wilful acts or omissions. It is standard insurance industry practice not to disclose the name of the insurer, the limit of liability purchased or the premium paid.

Meetings of the board and conduct of meetings

The board has eight scheduled meetings each year. In addition, it meets whenever necessary between the scheduled meetings to discuss key strategic issues or urgent business. The chairman and the CEO establish meeting agendas to ensure adequate coverage of key issues during the year. The directors generally receive materials for board meetings seven days in advance of the meeting, except in the case of special meetings for which the time period may be shorter due to the urgency of the matter to be considered.

Executives and other senior employees regularly attend board meetings and are also available to be contacted by directors between meetings. The board and its committees also meet regularly in executive session, presided over by the chairman, without the CEO or other management present. Such sessions, in particular, deal with management performance and remuneration issues board performance evaluation issues, and discussions with the general manager group risk and audit and external auditor to promote a robust independent audit process.

Attendance at board and committee meetings

The board held eight formal meetings and two special meetings during the year ended 30 June 2010. The table below shows director attendance at these board meetings and committee member attendance at committee meetings. Sub-committees of the board also met regularly throughout the year to consider matters of special importance.

Board committees

Board committees and membership

Three board committees assist in the execution of the board's responsibilities: the Human Resources and Compensation Committee; the Nominations and Corporate Governance Committee; and the Audit and Risk Management Committee. The committees have a number of scheduled meetings each year to coincide with the timing of the various responsibilities of that committee. Other committees may be established from time to time to consider matters of special importance or to exercise the delegated authority of the board.

Board and committee meeting attendance for year ended 30 June 2010

	BOARD MEETINGS	SPECIAL BOARD MEETINGS	AUDIT AND RISK MANAGEMENT COMMITTEE	HUMAN RESOURCES AND COMPENSATION COMMITTEE	NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE
Total number of meetings held	**8**	**2**	**5**	**5**	**2**
W Boyd	8	2	5	5	2
M Horn	8	2	5	-	2
R McGeoch	8	2	5	5	-
P Reynolds	8	2	-	4	-
K Roberts	7	2	-	-	2
S Semmoto	8	2	-	-	-
S Sheldon[1]	-	-	-	-	-
R Spithill	8	2	-	-	-

1 Ms Sheldon was appointed a director on 21 June 2010.

Committee charters

Each board committee has a charter summarising the role, rights, responsibilities and membership requirements for that committee. The board annually reviews the charters of the board committees and their performance against those charters.

Committee composition

The board is responsible for appointing committee members according to the skills, experience and other qualities they bring to the committee. All committees are required to comprise a minimum of three members. The composition of the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee each satisfies the requirement of the respective committee charter that a majority of directors be independent. In accordance with its charter, all members of the Audit and Risk Management Committee are independent.

Committee roles and operations

After each committee meeting, the board is provided with full minutes of the committee meeting at the next meeting of the board. Where appropriate, the board is given a verbal report by the chairman of the committee on the outcomes of the meeting.

The structure, membership and responsibilities of the board's committees are summarised below. Each committee's role and responsibilities are also outlined in the relevant committee charter.

Committee roles, responsibilities and membership

COMMITTEE	HUMAN RESOURCES AND COMPENSATION COMMITTEE	AUDIT AND RISK MANAGEMENT COMMITTEE	NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE
Role	■ To assist the board in overseeing the management of the human resources activities of Telecom	■ To assist the board in its oversight of both the integrity of the financial reporting and risk management framework ■ To ensure the independence of the external auditor	■ To identify and recommend to the board, nominations for members of the board ■ To review and develop Telecom's corporate governance principles and make recommendations to the board
Responsibilities	■ Review the current remuneration and human resources strategy, structure and policy of Telecom ■ Review and make recommendations to the board on non-executive director remuneration, having regard to any relevant factors (including shareholder-approved fee pool) ■ Review and evaluate the CEO's performance against key objectives and make recommendations to the board on the CEO's remuneration ■ Review and approve the conditions and terms of employment of the CEO's direct reports ■ Review and recommend to the board the appointment or termination of the CFO and group general counsel ■ Review and make recommendations to the board with respect to incentive remuneration plans and equity-based plans	■ Oversee all matters concerning the integrity of the financial statements and financial reporting systems and processes ■ Ensure compliance with financial reporting and related regulatory requirements ■ Consider the adequacy of internal controls after consultation with management and the external and internal auditors ■ Review the six-monthly fraud report and make any necessary disclosures to the external auditor ■ Ensure that an appropriate risk management framework exists and review principal risks ■ Appoint the external auditors (subject to annual shareholder approval) ■ Review the external auditor's qualifications, performance and independence ■ Approve the appointment of the internal auditor and review the activities and performance of the internal audit function ■ Review Telecom's compliance with applicable laws, regulations and standards through Telecom's compliance frameworks	■ Recommend candidates for appointment to the board based on the criteria set out in the board charter ■ Oversee the performance evaluation of the board and review board succession planning ■ Be actively involved in succession planning for the chairman ■ Review, on an ongoing basis, the governance structures and processes of the board and make recommendations to the board ■ Recommend to the board the removal of any director, subject to the provisions of the constitution ■ Make recommendations to the board as to its size
Members as at 30 June 2010*	Rod McGeoch (Chair) Wayne Boyd Paul Reynolds	Murray Horn (Chair) Wayne Boyd Rod McGeoch	Wayne Boyd (Chair) Murray Horn Kevin Roberts

* At the August 2010 Board Meeting, Sue Sheldon was appointed a member of the Audit and Risk Management Committee and the Human Resources and Compensation Committee. As announced on 10 August 2010, Rod McGeoch will retire from the board on 30 September 2010.

Audit governance and independence

Audit and Risk Management Committee

The Audit and Risk Management Committee includes members who have appropriate financial experience and an understanding of the industry in which Telecom operates. All committee members are independent (in accordance with the independence criteria contained in the board charter and Rule 10A-3 under the United States Securities Exchange Act 1934, which is restated in the Audit and Risk Management Committee charter) and are financially literate. Committee members (and their family members and entities to which they are related) must not receive (directly or indirectly) any compensation or consultancy, advisory or other fees from Telecom (other than those relating to their services as committee and board members or retirement payments made under the constitution) and must not be an affiliated person of Telecom.

The committee charter requires that at least one member of the committee must be an 'audit committee financial expert' as defined in the United States Securities and Exchange Commission's Form 20-F.

The board considers that Dr Murray Horn is an 'audit committee financial expert' for the above purposes. Dr Horn is chairman of the Audit and Risk Management Committee and is an independent director.

For the industry knowledge and financial experience of other members of the Audit and Risk Management Committee see **Our company – Board of directors**.

The United States Securities and Exchange Commission has determined that an audit committee member who is designated as an 'audit committee financial expert' is not deemed to be an expert for any other purpose, including for the purposes of section 11 of the United States Securities Exchange Act.

Section 303A.07 of the NYSE corproate governance rules require the board to determine whether, if a member of an audit committee serves simultaneously on the audit committees of more than three public companies, that the simultaneous service would not impair the ability of such member to effectively serve on that audit committee. The board has determined that the simultaneous service by Ms Sue Sheldon on the audit committees of four public companies will not impair her ability to effectively serve on Telecom's Audit and Risk Management Committee.

External audit independence

The Audit and Risk Management Committee is responsible for making recommendations to the board concerning the appointment of Telecom's external auditors and their terms of engagement. KPMG was automatically re-appointed as Telecom's auditor for the upcoming year at Telecom's annual meeting in October 2009. Shareholders also approved the board setting the remuneration of the auditor at the annual meeting in October 2009. The chair of the Audit and Risk Management Committee may invite such persons to attend the committee meetings as deemed necessary. The committee regularly meets with the external auditor without management being present and meets management without the external auditor being present. Committee members may contact the external auditor directly at any time.

See **Performance – Auditor's Reports** for the external auditor's reports for 2010.

Telecom is committed to auditor independence. The Audit and Risk Management Committee reviews the independence and objectivity of the external auditor. For this reason, the work of the external auditor is limited to audit and related assurance work only.

Under Telecom's External Audit Independence Policy, the Audit and Risk Management Committee must pre-approve all audit (including all statutory and regulatory audit services) and related assurance services provided by the auditor. The committee has delegated pre-approval authority to the committee chairman. All services approved by the committee chairman are reported to the Audit and Risk Management Committee on a quarterly basis. All audit and audit-related assurance services for the past financial year were pre-approved in accordance with Telecom's policy.

The External Audit Independence Policy requires rotation of audit partners every five years and places restrictions on an audit partner or audit manager being employed by Telecom in another role, and on the external auditor employing Telecom's CEO, CFO, group controller or any other member of Telecom management who has acted in a financial oversight role.

The policy prohibits the auditor from providing certain specified services and is designed to ensure that related assurance services provided by Telecom's auditor are not perceived as conflicting with the independent role of the auditor.

The general principles to be applied in assessing related assurance services are as follows:

- The external auditor should not have any involvement in the production of financial information or preparation of financial statements such that they might be perceived as auditing their own work; this includes the provision of valuation services where such valuation forms an input into audited financial information

- The external auditor should not perform any function of management or be responsible for making management decisions

- The external auditor should not be responsible for the design or implementation of financial information systems

- The separation between internal and external audit should be maintained.

Aside from core audit services, Telecom's auditor may provide the following services with prior approval from the Audit and Risk Management Committee:

- Other assurance services (eg, TSO certification, trust deed reporting)

- Accounting policy advice (including opinions on compliance with International Financial Reporting Standards)

- Listing advice

- Accounting/technical training

However, it is not considered appropriate for Telecom's auditor to provide:

- Bookkeeping/other services related to accounting records or financial statements

- The design of financial information systems

- Appraisal/valuation services/opinions as to fairness

- Internal audit services

- Structured finance advice

- Due diligence services

- Legal services (these are services that could be provided only by a person who is qualified in law)

- Tax planning, strategy and compliance services

- Management functions

- Broker/dealer/investment adviser/investment banking services

- Services of an expert as an advocate

- Actuarial services

- Provision of temporary staff for appropriate assignments

- Assistance in the recruitment of senior management

- Tax services to employees of Telecom who act in a financial reporting oversight role.[1]

The External Audit Independence Policy can be viewed on Telecom's website at:
www.telecom.co.nz/abouttelecom/governanceattelecom

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1 For the purposes of this exclusion, the following persons inter alia are deemed to perform a financial reporting oversight role: CEO, CFO, group controller, and the heads of finance for the New Zealand and Australian businesses and the heads of finance within the group function.

Independence of external auditors

It is a requirement of the Audit and Risk Management Committee charter that the committee annually assess and confirm to the board, the independence of the external auditor after consideration of the External Audit Independence Policy criteria. This includes assessing whether the independence of the external audit process has been maintained in light of the performance of any other assurance services. The Audit and Risk Management Committee undertook this assessment at its meeting in August 2010 and confirmed to the board that it had complied in all respects with the External Audit Independence Policy and that the committee was satisfied as to the external auditor's (KPMG) independence. As part of this assessment, KPMG confirmed in writing that it has complied with all aspects of the External Audit Independence Policy and provided relevant details in support of compliance with Public Company Accounting Oversight Board rule 3526.

Attendance at annual meeting

Representatives of Telecom's external auditor will be available at Telecom's annual meeting to answer shareholder questions about the conduct of the audit and the content of the external auditor's reports.

Controlling and managing risks

Approach to risk management

Through its risk management framework, Telecom identifies, assesses and manages risks that affect its business, including specific pan-Telecom risks arising from the business direction and strategic environment. Telecom's risk management framework is implemented through business processes, such as business planning, investment analysis, project management and operations management. Telecom's Managing Risk Policy requires Telecom's business and support groups to:

- Identify risks that relate to the achievement of their business objectives

- Assess those risks and determine whether they are acceptable under existing controls or whether additional treatment is required

- Respond appropriately to the risks, based on that assessment

- Monitor and report on the current status of risks and the effectiveness of their controls.

This systematic approach to managing risk is performed on a planned or embedded basis and is implemented throughout Telecom.

Management regularly reports to the board on the effectiveness of Telecom's management of its material business risks.

For further information on the specific risks facing Telecom's business, see **Performance – Group risk factors**.

Risk management roles and responsibilities

Risk management takes place in the context of normal business processes, such as business planning, investment analysis, project management and operations management. In addition, risk is managed through the delegation of authority framework and other Telecom policies that provide a framework for managing specific pan-Telecom risks arising from the company's business direction and strategic environment. To manage financial risks around treasury transactions, the board has approved principles and policies that specify who may authorise transactions and segregate the duties of those carrying them out.

The Audit and Risk Management Committee is responsible for ensuring that management has established a risk management framework that includes policies and procedures to effectively identify, treat and monitor principal business risks. The committee also regularly reviews Telecom's risk profile.

Telecom's Audit and Risk Management Committee receives reports on the effectiveness of the implementation of policies and processes designed to manage risk. The Audit and Risk Management Committee receives reports from internal audit on the adequacy and effectiveness of Telecom's internal controls. The committee regularly reports this information to the board.

CEO/CFO assurance

Although Telecom is not required to comply with all of the provisions of the Australian Corporations Act, Telecom requires that its CEO and CFO make an annual declaration in relation to Telecom's financial statements in the form set out in s295A of the Australian Corporations Act. Section 295A requires the CEO and CFO to declare that: (a) Telecom's financial records have been properly maintained; (b) the financial statements comply with the accounting standards; and (c) the financial statements give a true and fair view. The board receives a written assurance from the CEO and the CFO that, to the best of their knowledge and belief, the declaration provided by them in the form set out in s295A of the Australian Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

Internal audit

Telecom has an internal audit group based in New Zealand and Australia. The internal audit charter defines the internal audit group's objectives, scope, independence, responsibilities and authority. The internal audit group's primary objective is to assist the board and CEO in exercising good governance by providing independent assurance on Telecom's control and risk management processes. The Audit and Risk Management Committee approves the appointment and replacement of the general manager, group risk and audit who reports to the board through the committee. The internal audit group is independent from the activities and operations it audits, including risk management systems and has unrestricted access to Telecom's records and employees. The internal audit group regularly performs audits across Telecom business units in New Zealand, Australia and elsewhere. The internal audit team works to an internal audit plan approved by the Audit and Risk Management Committee. The Audit and Risk Management Committee ensures that the internal audit group is appropriately staffed and that its scope of work is adequate in light of the key risks facing Telecom.

The internal audit and group risk services teams were merged in 2008 into the group audit and risk team to provide a more consistent view of risks and their management. In addition, it reinforces a more explicit link between key risks identified in the business and the internal auditing of processes and controls. The effectiveness of risk management within Telecom will continue to be audited and augmented by regular independent external reviews.

Promoting ethical and responsible behaviour

Internal policies and procedures

All Telecom employees are responsible for ensuring that Telecom carries out its business activities in a way that maximises business opportunities, has due regard to all applicable legal and regulatory requirements and minimises Telecom's exposure to unacceptable legal and regulatory risk. Managers are responsible for making sure that Telecom people are given appropriate information and training to assist them in complying with legal, regulatory and policy compliance obligations.

Telecom has a number of core internal policies and procedures, including:

- Code of Ethics
- Managing Risk Policy
- Insider Trading Policy and Guidelines
- Market Disclosure and Communications Policies
- Health and Safety Policy and related protocols
- Human Resources Policies, including employment, remuneration and benefits, equal opportunity, anti-harassment and discrimination
- Legal and Compliance Policy
- Information Management Policy
- Technology Policy
- Delegation of Authority Framework.

During 2010 Telecom has adopted an integrated compliance framework consistent with AS/NZ-3806 Compliance Programs which is being implemented over a two-year cycle and is monitored by the Audit and Risk Management Committee. In addition, an Undertakings Compliance Framework operates to drive compliance with the Operational Separation Undertakings.

Further detail on selected policies and procedures is set out below.

Code of Ethics

The company expects all its employees and directors to maintain the highest ethical standards. Telecom's Code of Ethics establishes the framework by which Telecom people (including the CEO and CFO) are expected to conduct their professional lives by facilitating behaviour and decision-making that meets Telecom's business goals and is also consistent with Telecom's values, policies and legal obligations.

The Code of Ethics addresses:

- Conflicts of interest
- Receipt of gifts
- Corporate opportunities
- Confidentiality
- Expected behaviours (including fair dealing)
- The proper use of Telecom's assets and information
- Compliance with laws and Telecom policies
- Delegated authority
- Reporting issues regarding breaches of the Code of Ethics, legal obligations or other Telecom policies.

Telecom also has a Directors' Code of Ethics, which addresses similar topics and establishes the behaviour expected of directors.

Copies of the Code of Ethics and Directors' Code of Ethics, along with any amendments or waivers, can be found on Telecom's website at: www.telecom.co.nz/abouttelecom/governanceattelecom and are also available free of charge on request to the group company secretary by emailing telecomboard@telecom.co.nz

Undertakings compliance framework

The Telecom Undertakings Codes of Conduct form part of the Undertakings Compliance Framework and explain the legally binding rules in the Undertakings in plain English for Telecom employees.

The Undertakings Compliance Framework incorporates breach reporting and monitoring and measurement mechanisms to support the business units in assessing their ongoing compliance with the various obligations required by the Undertakings.

Telecom employees and contractors complete initial online training and/or attend operational separation workshops and/or have read the appropriate Codes of Conduct. Employees are also required to complete annual refresher training. Telecom reports quarterly through the KPI Reporting framework on key compliance indicators.

The Codes of Conduct and other Undertakings documents and published reports can be found on Telecom's website at: www.telecom.co.nz/abouttelecom/telecomgroup

Escalation procedures and whistle-blowing

Any Telecom employee (including a contractor) who becomes aware of a legal, regulatory, policy or other compliance issue has a responsibility to report it using either of Telecom's breach reporting, whistle-blowing or financial compliance escalation frameworks. In addition, Telecom has a procedure whereby accounting, auditing or internal control breaches or concerns may be reported confidentially to the Audit and Risk Management Committee.

Insider Trading Policy and trading in Telecom shares

Directors and employees are subject to restrictions under the law relating to dealing in Telecom securities and other related Telecom derivatives if they are in possession of inside information. Inside information is information that is not generally available and, if it were generally available, a reasonable person would expect it to have a material effect on the price or value of Telecom securities.

To ensure compliance with these legal requirements the Insider Trading Policy specifies that no director or Telecom employee may buy or sell Telecom shares while in possession of inside information. The policy also states that directors and Telecom employees in possession of inside information cannot directly or indirectly advise or encourage any person to deal in Telecom shares. The policy sets out additional rules for directors, executives, direct reports to the executive and certain other Telecom employees.

Compliance with the Insider Trading Policy is monitored through education and notification by Telecom's share registrar when any director or officer engages in trading activities. Any breach of the Insider Trading Policy would be regarded very seriously. In addition, as required by the Securities Markets Act 1988 and the Securities Markets (Disclosure of Relevant Interests by Directors and Officers) Regulations 2003, all trading by directors and officers is reported to NZX. Trading by directors is also reported to ASX and NYSE.

Market disclosure and communications policies

Telecom's Market Disclosure Policy governs communications with shareholders and other stakeholders. Telecom is committed to providing comprehensive continuous disclosure to shareholders and other stakeholders and complying with the listing rules of the stock exchanges on which Telecom is listed.

Telecom requires certain senior people (the CEO, CFO, group general counsel, group company secretary and the general manager investor relations) and, in some cases, the chairman to discuss whether information is material prior to its release.

Telecom has appointed a disclosure officer (currently the general manager, investor relations) who, together with the group company secretary, is responsible for ensuring that all material information is lodged as soon as practicable simultaneously with the NZX, ASX and NYSE.

The disclosure officer ensures that such information is published on Telecom's website where appropriate, with further dissemination through broadcast emails to news agencies and other market commentators. Disclosure practices are monitored by the disclosure officer.

Telecom has also appointed certain executives as authorised spokespeople who are required to ensure that all proposed public comments contain information already in the public domain or information that is not material. Management is responsible for ensuring compliance with the policy.

Telecom's website contains media releases, quarterly financial information, current and past annual reports, dividend histories, notices of meeting, a list of shareholders' frequently asked questions and other information about the company. Telecom shareholders can contact the board directly using the dedicated email address: telecomboard@telecom.co.nz. Telecom webcasts its investor and analyst briefings over its website where appropriate.

Full participation of shareholders at the annual meeting is encouraged. Telecom will be webcasting its 2010 annual meeting live. Shareholders will have the opportunity to submit questions prior to the meeting and will be given the opportunity to ask questions of the chairman, directors and auditor during the meeting. The webcast will be archived on the Telecom website after the meeting along with a copy of the minutes of the meeting.

Other matters

Independent Oversight Group

The Independent Oversight Group (IOG) was established in 2008 as part of the Undertakings.

The IOG monitors, investigates and reports to the Telecom board and the Commerce Commission on Telecom's compliance with its Undertakings.

The IOG currently comprises five members, three of whom are independent of Telecom and two of whom are appointed to represent Telecom, as follows:

- The Hon Barry Paterson (chair) – Independent member
- Dave Frow – Independent member
- Jerry Rickman – Independent member
- Ron Spithill – Non-independent member and non-executive director of Telecom
- Anthony Briscoe – Non-independent member and general manager of Telecom's international operations.

The members of the IOG were appointed by Telecom in consultation with the Commerce Commission.

As required by the Undertakings, Telecom has established Terms of Reference for the IOG setting out the core functions, powers, and key requirements and responsibilities of the IOG. The IOG also has a charter that contains more detailed provisions governing the appointment of IOG members, meeting procedures and other customary governance matters. Further information about the IOG can be found on the IOG website at www.iog.org.nz

The IOG has advised Telecom that a copy of its 2010 annual report will be available on the IOG website in late October 2010.

Kiwi Share

The Kiwi Share is held by the Crown and, through it, the Crown ensures that Telecom provides certain specified telephone services on specified terms. Telecom has updated its Kiwi Share Obligations by entering into the Telecommunications Service Obligations Deed in December 2001. For more information on the Telecommunications Service Obligation, see **Our company – Regulation**.

Under the constitution, the board and the Kiwi Shareholder's consent is required before a person acquires a relevant interest (which includes a beneficial interest) in 10% or more of Telecom's shares.

The constitution also provides that a person who is not a New Zealand national may not acquire a relevant interest in 49.9% or more of Telecom's shares without the Kiwi Shareholder's consent. If the Kiwi Shareholder has not consented, a shareholder will be given three months' notice to dispose of the excess shareholding, after which the board may sell the shares on the shareholder's behalf. Telecom does not consider the Kiwi Share to be a significant shareholder ownership limitation.

The Kiwi Shareholder must consent to the amendment or removal of certain provisions in the constitution, which relate to the Kiwi Shareholder's rights, but otherwise may not vote.

Political donations

No donations were made to political parties in New Zealand during the year.

Remuneration at Telecom

Non-executive director remuneration

Directors' fees

The total remuneration available to non-executive directors is fixed by shareholders at the annual meeting. The current annual fee pool limit is NZ$1,500,000 and was approved by shareholders at the annual meeting in October 2003.

The Human Resources and Compensation Committee annually reviews director remuneration taking into account the responsibilities, skills, performance and experience of the directors and then makes appropriate recommendations to the board. The committee takes advice from independent consultants to ensure that remuneration is in line with other comparable companies in New Zealand and Australia.

During the year ended 30 June 2010, the fees paid to non-executive directors were as follows:

- For the chairman NZ$435,000
- For each non-executive director NZ$145,000
- For the chairman of each of the Audit and Risk Management Committee, Human Resources and Compensation Committee and Nominations and Corporate Governance Committee (if a different person than the chairman of the board) NZ$30,000
- For each member of a board committee NZ$15,000 (excluding the chairman and those persons who chair a committee)[1]
- For the Telecom board representative appointed to the Independent Oversight Group NZ$30,000.

The fees paid to non-executive directors remain the same for the year beginning 1 July 2010.

No director (excluding the CEO) receives compensation in the form of stock options or restricted shares or participates in a bonus or profit-sharing plan.

During the year ended 30 June 2010, the total remuneration earned by directors and the other benefits received by the directors of Telecom was as follows:

NAME	TOTAL REMUNERATION[1] NZ$	RETIREMENT ALLOWANCES ACCRUED AS AT 30 JUNE 2010[2] NZ$
Wayne Boyd	435,000	-
Murray Horn	175,000	-
Rod McGeoch	175,000	246,800
Paul Reynolds[3]	-	-
Kevin Roberts	160,000	-
Sachio Semmoto	145,000	-
Ron Spithill[4]	195,380	-
Sue Sheldon[5]	3,984	-
Total[6]	**1,289,364**	**246,800**

1. The figures shown are gross amounts and exclude GST where applicable. In addition to these amounts, Telecom meets costs incurred by directors, which are incidental to the performance of their duties. This includes providing directors with telephone concessions (which includes free telephone line rental, mobile phone, national and international phone calls and online services) and paying the cost of directors' travel. As these costs are incurred by Telecom to enable directors to perform their duties, no value is attributable to them as benefits to directors.

2. Retirement allowances were based on the number of years actual service prior to 30 June 2007 (when retirement allowances were frozen) and were calculated in accordance with the following formula:

   A/9 x B

   Where:

   A = number of years service as a non-executive director prior to 30 June 2007, provided that A shall not exceed 9.

   B = sum of fees earned as a non-executive director in the three highest paid years as a non-executive director, pre 30 June 2007. For further information on retirement allowances see **Retirement allowances**.

3. As an executive director, Dr Reynolds did not receive directors' fees during the year ended 30 June 2010. For full details of Dr Reynolds' remuneration see **CEO remuneration**.

4. Mr Spithill was paid NZ$30,000 as the Telecom board representative on the Independent Oversight Group and NZ$25,000 (pro-rated for the period 7 September 2009 to 30 June 2010) as the Telecom board representative as an alternate director of Vodafone Hutchison Australia Pty Limited (a company in which Telecom holds an indirect interest via its 10% stake in Hutchison Telecommunications (Australia) Limited).

5. Ms Sheldon joined as a director on 21 June 2010 and earned a pro-rated amount for this period.

6. As noted in footnote 3 above, the total excludes the remuneration of the CEO, Dr Reynolds.

Retirement allowances

The retirement allowances of all non-executive directors in office at 1 May 2004 were grandfathered and the remaining retirement allowances were frozen from 30 June 2007. On the eventual retirement (or death during office) of any such non-executive director, an allowance will be paid to that director. An accrual has been maintained for the current amount of retirement allowances owing to directors appointed prior to

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1 No more than one amount for membership of a board committee will be paid where a director is a member of more than one committee. See **Governance – Board Committees** for further information on committee membership.

1 May 2004. The accrued amount was frozen at 30 June 2007. As shown in the table above, Mr McGeoch is the only current director with any retirement allowance owing. The amount shown in the table will be paid upon Mr McGeoch's retirement on 30 September 2010.

No director (excluding the CEO) has a service contract with any member of the Telecom Group that provides for benefits or remuneration in the event that the service of any such director within the Telecom Group is terminated. For details of benefits or remuneration to be paid to the CEO in the event that his or her service is terminated, see **CEO remuneration** below.

No retirement allowance was paid to any director during the year ended 30 June 2010.

Superannuation

No superannuation was paid to any director during the financial year ended 30 June 2010.

CEO remuneration

Employment agreement

Dr Reynolds, Telecom's CEO, has an employment agreement that commenced on 27 September 2007. The agreement is not a fixed-term contract. The conditions of employment under the agreement reflect customary conditions that are appropriate to a senior executive operating within the Australasian business community.

Termination benefits under employment agreement

The employment agreement may be terminated by the board on three months' notice. If the board gives notice of termination within the first three years of employment (Initial Period), Telecom will pay Dr Reynolds an amount equal to the greater of (a) 12 months' base remuneration or (b) base remuneration for the period from the end of the notice period to the end of the Initial Period and, in either case, a payment equal to 12 months of the annual performance incentive. Where the board gives notice of termination after the Initial Period, the termination payment shall be an amount equal to 12 months' base remuneration. In addition to the above entitlements, the board also retains sole discretion to determine any entitlements under the CEO's performance incentive scheme, performance rights scheme, performance entitlements scheme and cash-based performance scheme, subject to the rules of these schemes.

The agreement may be terminated by the CEO on three months' notice if there is a fundamental change that results in Dr Reynolds no longer being the CEO of a publicly listed company. If such a fundamental change occurs, the CEO is entitled to receive a payment as if the board had terminated his employment on notice.

The CEO may also, at any time, terminate the agreement on six months' notice, during which time period he will continue to receive all remuneration and other entitlements under the agreement.

The board may elect to pay the CEO an amount based on his base remuneration in lieu of all or part of any termination notice period.

In the event that Dr Reynolds is prevented from carrying out his duties by personal accident, death or ill health, the board may in certain circumstances terminate the agreement immediately and make a payment equal to 12 months' base remuneration to Dr Reynolds.

If the agreement is terminated by the board for serious misconduct or bankruptcy, Dr Reynolds shall be entitled only to the base remuneration and accrued statutory holiday pay to the date of termination. All other entitlements shall be forfeited.

There is no redundancy payment provision contained in the employment agreement of the CEO.

Remuneration

The CEO's remuneration package reflects the scope and complexity of the CEO's role and is performance-based so that it is directly linked to the long-term performance of the company. The remuneration package includes a fixed cash component amount, an at-risk incentive award to be paid under the performance incentive scheme and an at-risk long-term incentive. Prior to 2010, the CEO's long-term incentive comprised a grant of share rights under the performance rights scheme. In the 2010 financial year his long-term incentive was delivered through a combination of share rights granted under the performance rights scheme and entitlements granted under the performance entitlements scheme. The structure of the CEO's long-term incentive will alter in the 2011 financial year to provide a cash-based performance incentive (see **CEO cash-based performance scheme**) to ensure leadership continuity during a period of transformation and uncertainty for the company and for the telecommunications industry in New Zealand (see **Our company – Industry Trends**).

CEO performance incentive scheme

The performance incentive scheme is designed to reward the CEO for achieving pre-specified target levels of performance. The target value of the incentive award is set annually by the board and paid at target value if target performance is achieved in the relevant year. This amount can be adjusted up or down in line with assessed under or over-performance, subject to the maximum value stated below.

The measures used in determining the amount of the incentive award are set annually by the board. They include overall financial targets such as EBITDA and specific performance objectives, such as financial criteria based on Telecom's business and strategic plans, and other criteria relating to corporate governance, reputation, effective leadership and management.

The performance incentive scheme is delivered in two parts, 60% by a cash payment and 40% by fully paid ordinary Telecom shares subject to restrictive conditions. The annual target value of the incentive award is NZ$1,750,000 per annum. The maximum target of the incentive award is 175% of the annual target value. At the board's discretion, 100% of the award can be delivered in cash.

The shares issued to (or purchased by) the CEO under the performance incentive scheme are not able to be sold or otherwise disposed of for a three-year period following issue. The shares otherwise have equivalent rights to ordinary shares held by all other Telecom shareholders.

CEO long-term incentive schemes

The CEO's long-term incentive allocated in September 2009 was delivered through a combination of share rights granted under the performance rights scheme and entitlements granted under the performance entitlements scheme. The CEO received the same value from the combined grant of share rights and grant of entitlements as he would have received had his long-term incentive been granted solely in the form of share rights.

CEO performance rights scheme

The performance rights scheme is designed to link part of the CEO's remuneration with the long-term performance of Telecom. Three grants have been made under the CEO performance rights scheme. These were made in September 2007, 2008 and 2009. The grant made on 16 September 2009 was for 678, 910 share rights. Each share right was granted for no cash consideration, with a three year vesting period, and provides the right to purchase one ordinary share in Telecom at a nil exercise price if Telecom's total shareholder return (TSR) meets or exceeds a specific performance hurdle. The performance hurdle has a relative return component, which compares Telecom's TSR to 20 global integrated telecommunications companies. It also has an absolute return component, which compares Telecom's TSR to targets set by the board based on independent external advice.

Both the relative and absolute TSR targets have a minimum performance threshold (represented by the 50th percentile performance target) and a stretch performance target corresponding to the maximum vesting outcome (represented by the 75th percentile performance target). Vesting outcomes are structured as follows:

- if only one of the targets is achieved at the 50th percentile level or higher then 25% of the share rights are exercisable at the 50th percentile performance target level, increasing on a straight-line basis such that 50% of the share rights would be exercisable at the 75th percentile performance target

- if the 50th percentile performance target is achieved on both the relative and absolute targets then half of the share rights become exercisable

- if at least the 50th percentile performance target is achieved on both the absolute and relative targets then the number of share rights able to be exercised is determined by the performance target for which the achievement is highest, with 50% of the share rights being exercisable at the 50th percentile performance target level, increasing on a straight-line basis such that 100% of the share rights would be exercisable at the 75th percentile performance target

- if the 75th percentile performance target is achieved on either or both the relative and absolute targets then all of the share rights become exercisable.

Testing to determine whether the performance hurdle has been achieved will occur at the end of the vesting period of the grant, and again 12 months later. If the 50th percentile performance target is not met on either the relative or the absolute target on the initial test date, then a maximum of 50% of the share rights can be exercised if the 50th percentile target is met or exceeded on the re-test. If the number of share

rights that would be exercisable on the re-test is greater than the number that were exercised on the initial date then those additional share rights will become exercisable.

Shares issued on the exercise of share rights will be fully paid ordinary shares and will rank equally in all respects with all other ordinary Telecom shares at the date of issue of the shares.

If the CEO's employment is terminated by the board without notice, any non-vested share rights granted under the performance rights scheme will be forfeited. If employment ceases due to either termination by the board on notice or termination by the CEO following a fundamental change in employment, then those grants of share rights that have not reached the initial exercise date and that are more than halfway through the period from commencement to initial exercise date will vest on a pro-rata basis (calculated as the ratio of the period from the commencement date to the termination date divided by the period from the commencement date to the initial exercise date of the grant). If employment ceases for any other reason, then any entitlement to vesting of the share rights shall be solely at the board's discretion.

CEO performance entitlements scheme

In 2009 a performance entitlements scheme was established due to a shortfall between the number of share rights that Telecom undertook to grant to the CEO for the year and the number of share rights that were authorised to be granted by shareholders at Telecom's 2007 annual meeting. The performance entitlements scheme has substantially the same terms as the performance rights scheme and as such links a portion of the CEO's remuneration with the long-term performance of Telecom. However, instead of issuing equity securities to the CEO on the vesting of his entitlements, a cash payment equivalent to the market value of the ordinary shares the CEO would have received, had he exercised an equivalent number of share rights under the performance rights scheme, will be made.

The entitlements granted in September 2009 under the performance entitlements scheme have a three year vesting period and are subject to the same performance hurdles as the September 2009 grant of share rights under the performance rights scheme (as detailed above). The CEO was granted 95,998 entitlements under the performance entitlements scheme. Upon vesting of the entitlements, a cash payment will be determined by multiplying the market price of the Telecom shares at the time the entitlements are exercised by the number of entitlements being exercised. The cash payment will therefore be substantially the same as the market value of the ordinary shares the CEO would have received had he exercised share rights under the performance rights scheme.

Upon termination of the CEO's employment agreement, the entitlements will be treated in the same way as any share rights held by the CEO.

CEO cash-based performance scheme

There is an extraordinary level of transformation currently occurring in the New Zealand telecommunications industry (see **Our company – Industry trends**). Leadership continuity and a strong focus on deliverables which enhance the performance of the company during this period of transformation and uncertainty is vital. Given this context, a change is being made to the structure of the CEO's long-term incentive for the year ending 30 June 2011, with a cash incentive replacing the granting of share rights or performance entitlements under the performance rights scheme or performance entitlements scheme respectively. This is to more closely link the CEO's long-term incentives to deliverables that he can most meaningfully influence and is consistent with the approach to company wide long-term incentive grants in the 2011 financial year. This cash-based performance scheme will provide for the CEO to receive a cash payment at the end of a two-year period (being 15 September 2010 to 15 September 2012), subject to the achievement of specified performance objectives. The maximum value of the cash incentive will be 100% of the CEO's current long-term incentive component value (NZ$2.1 million), with the level of payment determined by the board based on the CEO's achievement against the specified performance objectives. The cash incentive will not be subject to a re-test at a later date. The performance objectives set by the board will focus on maximising company value and leadership of the company through this period of transformation and uncertainty.

If the CEO ceases to be employed by Telecom during the two-year vesting period, the board has discretion as to the level of any payment made to the CEO under the cash-based performance scheme, based on the date on which the CEO's employment ceases during the vesting period and the level of performance achieved against the performance objectives.

No change will be made to any existing long-term incentive grants made to the CEO, ensuring that a strong link between the CEO's incentive payments and the company's share price continues.

Remuneration for period ending 30 June 2010

The table below shows the details of the remuneration earned by, or paid to the CEO, Dr Reynolds, for the year ending 30 June 2010.

BASE SALARY (NZ$) FIXED	PERFORMANCE INCENTIVE (NZ$)[1] AT RISK (Earned in FY10, paid in FY11)	LONG-TERM INCENTIVE AT RISK		SPECIAL PAYMENTS[4] (NZ$)
		Granted in FY10[2]	Lapsed in FY10[3]	
1,750,000	900,000	678,910 share rights 95,998 performance entitlements	134,100 share rights	338,111

1. The performance incentive scheme is delivered in two parts, a 60% cash payment and 40% as fully paid ordinary Telecom shares subject to restrictive conditions. This amount in aggregate is the gross actual annual incentive earned for the year ending 30 June 2010 and paid in the 2011 financial year. The gross amount earned for the year ending 30 June 2009 and paid during the 2010 financial year was NZ$3,062,500 of which 60% was granted in cash and 40% as 280,258 fully paid ordinary Telecom shares subject to restrictive conditions.
2. The share rights and performance entitlements will vest over a three-year period subject to the achievement of specific performance hurdles set by the board.
3. 134,100 of the share rights granted to the CEO in the 2008 financial year, with a value of NZ$583,333 at the time of grant, lapsed during the 2010 financial year.
4. Special payments include payment for personal travel between New Zealand and the United Kingdom, gross accommodation payments and obtaining tax advice.

Telecom employee remuneration

Framework for remuneration

The Human Resources and Compensation Committee is responsible for reviewing Telecom's remuneration and human resources strategy, structure, policy and practices. It seeks external expert advice on best practice remuneration structures and market trends to ensure that the remuneration strategy for Telecom contributes to effective performance and value creation.

The Human Resources and Compensation Committee recognises the vital role people play in the achievement of Telecom's short-term and long-term objectives as a key source of competitive advantage. To grow and be successful, Telecom must be able to attract, retain and motivate capable employees.

The key principles determined by the Human Resources and Compensation Committee that underpin Telecom's remuneration policies are:

- Rewards are market-competitive to attract and retain talented people
- Remuneration is linked to individual and company performance so that high levels of performance attract higher rewards
- The overall cost of remuneration is managed and linked to the ability of the company to pay
- Rewards to senior management are aligned to the long-term performance of the company.

These principles are achieved through a remuneration structure with both a fixed and variable component. Supporting each key principle are appropriate policies and practices with clear and established accountabilities and processes.

Rewards are market-competitive to attract and retain talented people

The overall remuneration structure is designed to deliver rewards that are competitive in the labour markets in which Telecom competes for people.

All Telecom's senior management positions are evaluated using an internationally recognised job evaluation methodology.

Job evaluation assesses the comparative importance of each position in terms of its impact and accountability and ensures internal equity between positions. It also facilitates comparisons of remuneration data between Telecom positions and those in other companies that are meaningful and accurate. All senior manager position evaluations are confirmed by an independent expert in job evaluation methodology.

All other positions are allocated to job bands that are defined by job evaluation ranges. A sample of positions is formally evaluated with others allocated to job bands through a matching process.

Telecom accesses market remuneration information by sourcing a number of New Zealand and Australasian remuneration surveys and seeking independent specialist remuneration advice. This provides comprehensive market information, such as remuneration trends and data, performance-based reward structures and pay levels, including benefits and incentive components for different positions in various industries. These are used to ascertain Telecom's competitive stance and ensure that Telecom's rewards are sufficiently competitive.

The Human Resources and Compensation Committee decides Telecom's position within a comparative market and this determines remuneration ranges. Individual remuneration is set within these ranges taking account of a number of factors, including individual performance and capability, specific business needs, the criticality to Telecom of a specific position or individual, market shortages of specific skills, regional differences and economic climate. Remuneration ranges are reviewed annually to reflect movement in market remuneration.

Remuneration is linked to performance so that higher levels of performance attract higher rewards

Telecom has a comprehensive performance management process. Overall business strategy shapes Telecom's corporate plan. It cascades to business groups and is reflected in business plans and finally in individual performance plans. Individual performance plans, established each year, clarify performance expectations against which individual achievement is assessed.

Individual performance is a key input into the annual remuneration review decision, along with current market relativity of that individual's remuneration package and the individual's skills and capabilities. The variable remuneration component is at-risk and entirely performance-based. This component includes specifically designed sales incentives, annual cash-based incentives and long-term incentives. Each scheme links desired performance outcomes with appropriate reward.

Sales incentives, specific to sales positions, are designed to drive achievement of sales, customer value and service targets. The annual cash-based incentives, granted via either the senior short-term incentive scheme or the general short-term incentive scheme, link company, business and individual performance. The annual cash-based incentive scheme applies at all levels in the organisation with the specific structure and amount of incentive based on position level – senior managers participate in the senior short-term incentive scheme, while others participate in a general short-term incentive scheme. In line with market practice, long-term incentives apply only to

senior management positions. These incentives link the rewards of those individuals who most directly influence Telecom's long-term business performance to the delivery of outcomes that increase shareholder value, or for those in the Chorus business unit (due to Undertakings restrictions) the delivery of Chorus's key strategic imperatives.

The overall cost of remuneration is managed and linked to the ability of the company to pay

Telecom has a significant financial investment in its people. Effective growth is dependent on the quality, commitment, innovation and drive of these employees. Telecom aims, in a competitive market, to achieve the appropriate balance between managing overall remuneration costs and investing in people.

Telecom sets a conservative position for its fixed remuneration and typically only pays remuneration at a higher market level when performance objectives are achieved. The overall remuneration cost is therefore linked to Telecom's performance and ability to pay.

The total funding available for annual remuneration increases is based on market movement and is approved by the Human Resources and Compensation Committee prior to the remuneration review. The Human Resources and Compensation Committee monitors remuneration costs and practices to ensure they are in line with policy.

Rewards to senior management are aligned to long-term performance of the company

The Human Resources and Compensation Committee makes recommendations to the board on senior management incentive remuneration plans, including long-term incentives. Senior management remuneration packages comprise a fixed portion and an at-risk portion that is generally only paid when performance objectives are met. Typically Telecom's Executives have approximately 50% of their remuneration package paid as a fixed component. The remaining 50% is at risk, with generally 30% in the form of an annual cash-based incentive and 20% in the form of a long-term incentive scheme.

Annual cash-based incentive scheme

The annual cash-based incentive scheme is an integral part of Telecom's overall approach to competitive performance-based remuneration. It aims to reward individuals for meeting or exceeding individual, business group and company goals that are aligned to Telecom's strategic direction.

The board determines Telecom's strategy and measures of success and agrees a corporate plan with reference to external performance benchmarks. Based on this agreed plan, targets are set at the beginning of the year with the board assessing performance against these targets following the completion of the financial year. Similarly, business group targets are set and assessed. Corporate and business group plans cascade down the company to form the basis of individual performance plans. These plans translate high-level corporate and business group strategies and targets into individual objectives that are specific, measurable, achievable, realistic and time bound. Objectives define, manage and measure individual performance throughout the year. The incentive design balances business performance and individual performance so that above target performance in both results in above target payments, while below target performance in either results in lower or, in some cases, no incentive payments.

Long-term incentive schemes

Telecom also operates both equity and cash-based long-term incentive schemes for members of the Executive team and senior managers. These are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives.

Executive team long-term incentive

For the year ended 30 June 2011, a change is being made to the Executive team's long-term incentive structure. The same cash-based performance scheme as described above at **CEO cash-based performance scheme** will apply for the Executive team, albeit with performance being assessed against objectives appropriate to the Executives' roles for the duration of the scheme. This will replace the granting of share rights to the Executive team under the share rights scheme (see **Telecom restricted share schemes**) for the 2011 financial year (with the exception of the Chorus CEO who participates in the **Chorus long-term incentive scheme**). The maximum value of the cash incentive will be 100% of the long-term incentive component value for each Executive, with the amount of incentive paid determined by the board, based on achievement against the specified performance objectives. The vesting period will be two years and payment will occur at the end of the vesting period, provided that the Executive is still employed by Telecom.

Senior manager long-term incentive

Effective 1 July 2010, changes have been made to the long-term incentive schemes for senior managers which has reduced the number of participants in the schemes and introduced pre-allocation performance testing. Approximately 100 senior managers will participate in the long-term incentive schemes in the 2011 financial year. The quantum of each senior manager's incentive grant is now linked to performance in the delivery of the annual business plan as measured through their short-term incentive performance outcome achieved for the previous year ended 30 June. This is the same performance outcome that is applied to the annual cash-based incentive scheme (see **Annual cash-based incentive scheme**) and comprises individual, business group and company goals. These changes ensure Telecom's long-term incentive schemes are performance-based and that they focus on the aspects of performance which employees most directly influence. The amount of long-term incentive granted will therefore vary from 0 to 200% of the current long-term incentive component value specified in the relevant senior manager's employment agreement. The vesting period will be three years and payment will occur at the end of the vesting period, provided that the individual is still employed by Telecom.

In the last three years Telecom's long-term incentive programme for senior managers has been delivered in restricted shares or share rights, or, in the case of Chorus

employees, in cash (see **Chorus long-term incentive scheme**). However, for the 2011 financial year, all long-term incentives will be delivered in cash.

The schemes under which equity-based incentives were granted to senior managers in previous years are summarised below. The total number of restricted shares, share rights and share options on issue under Telecom's long-term incentive schemes comprised less than 1% of the total shares on issue at 30 June 2010. See note 22 to the financial statements for more details.

Telecom share option scheme

The Telecom share option scheme was introduced in 1994. No options have been granted under the share option scheme since September 2005 and in 2008 the board decided that this scheme would be discontinued. The lapse date of the last tranche of options granted is 16 September 2011. The ability to exercise the outstanding options is subject to prescribed performance hurdles being met. A cost of equity performance hurdle applies to all options granted under the share option scheme since September 2003. For these options to be exercised, Telecom's share price must exceed the option exercise price escalated by the cost of equity less dividends paid, within the applicable period. Until exercised, share options have no voting rights.

Telecom restricted share schemes

In September 2001 restricted shares were introduced as a component of remuneration for selected senior people. Restricted shares are the primary equity-based mechanism for long-term incentive participants. They are intended to align employee incentives with shareholder value without the dilutionary impact of widespread use of share options.

Restricted shares are delivered via two different mechanisms that provide the same incentive and reward outcomes. These are the Telecom restricted share scheme and the Telecom share rights scheme. The restricted share scheme is only used in New Zealand and the share rights scheme is used in Australia and for New Zealand-based Executives. The restricted share scheme and share rights scheme are structured to deliver an equivalent benefit to all participants.

Under the restricted share scheme, shares in Telecom are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee Limited with funds lent to them by Telecom and which are held on their behalf by Telecom Trustee Limited. Telecom Trustee Limited cannot exercise any voting rights attached to the shares. Once vested, the shares have the same voting rights as ordinary shares. Generally the shares vest after a three-year period although a reduced period may be used in some cases. If the individual is still employed by Telecom at the end of the vesting period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances individuals who cease employment prior to the end of the vesting period can receive a partial award under the restricted share scheme. Restricted shares issued on or after September 2007 may be eligible for dividends.

Under the share rights scheme, participants are granted rights to purchase Telecom shares at a nil cost strike price. Share rights have no voting rights until exercised and generally cannot be exercised for a three-year period. The share rights will be exercisable at the end of the vesting period only if the individual is still employed by Telecom, except in special circumstances. The share rights granted to the majority of Executives in the year ending 30 June 2010 carried the same performance hurdle as that applied to the grant of the CEO performance rights scheme made in the year ending 30 June 2010 (as detailed above under **CEO remuneration**).

Due to Undertakings restrictions, Chorus long-term incentives are delivered via a cash-based scheme.

Chorus long-term incentive scheme

The Undertakings specify Chorus staff cannot be granted Telecom equity or receive incentives linked to Telecom performance. The Chorus long-term incentive is therefore cash-based. The duration of the cash grants is generally three years with performance criteria determined by the board and specific to Chorus.

Superannuation

During the financial year ended 30 June 2010, Telecom made pension contributions of NZ$1 million to the New Zealand Government Superannuation Fund (30 June 2009: NZ$1 million; 30 June 2008: NZ$1 million; 30 June 2007: NZ$1.5 million) and NZ$15 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2009: NZ$18 million; 30 June 2008: NZ$10.3 million; 30 June 2007: NZ$9 million). With effect from 1 April 2009 the KiwiSaver Act 2008 required Telecom to make a contribution of 2% of total gross earnings for all New Zealand employees who are contributing to a KiwiSaver superannuation fund. Total KiwiSaver Employer Contributions made by Telecom for the financial year ended 30 June 2010 were NZ$4 million (30 June 2009: NZ$1.9 million 30 June 2008: NZ$266,324).

Executive retirement or redundancy

Typically, the Executive employment agreements provide that in the event an Executive is made redundant, he or she will be entitled to receive redundancy compensation equivalent to the value of nine months of the Executive's total base remuneration entitlement. The Executive will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy.

Frank Mount resigned on 23 February 2010 and, as such, did not receive a retirement or redundancy payment. Frank Mount was on a fixed-term contract that would otherwise have expired on 8 June 2010.

Matt Crockett resigned on 12 April 2010, effective 30 June 2010, and, as such, did not receive a retirement or redundancy payment.

Russ Houlden is on a fixed-term contract that expires on 10 September 2011. Russ Houlden resigned on 18 May 2010 but his resignation will not take effect until 30 September 2010.

Paul Broad is on a fixed-term contract that expires on 1 July 2011.

Remuneration of Executives

The table below shows the details of the remuneration paid and earned during the year ended 30 June 2010 for each of the six highest-paid Executives employed by Telecom as at 30 June 2010 (excluding the CEO whose compensation is disclosed under **CEO remuneration**).

	BASE SALARY[1] FIXED (Paid during year ended 30 June 2010) NZ$	ANNUAL CASH INCENTIVE[2] AT RISK (Paid during year ended 30 June 2010) NZ$	ANNUAL CASH INCENTIVE[3] AT RISK (Earned during year ended 30 June 2010. Paid during year ending 30 June 2011) NZ$	LONG-TERM INCENTIVE[4] AT RISK — GRANTED IN FY10	LONG-TERM INCENTIVE[4] AT RISK — VESTED/(LAPSED) IN FY10	SPECIAL PAYMENTS NZ$
Paul Broad[5] Chief Executive Officer, AAPT	1,022,970	322,146	764,245	165,291 share rights[6]	Nil	Nil
Matt Crockett[7] Chief Executive Officer, Wholesale & International	551,208[8]	349,676	304,343	74,779 share rights	(68,405) share options 12,752 restricted shares	Nil
Alan Gourdie Chief Executive Officer, Retail	800,000	675,494	432,640	191,882 share rights	16,395 share rights	5,000[9]
Russ Houlden[10] Chief Financial Officer	900,000	1,067,309	730,080	324,724 share rights[11]	68,186 share rights	154,701[12]
Chris Quin Chief Executive Officer, Gen-i	525,000	441,643	330,330	77,491 share rights	(73,387) share options 15,746 restricted shares	Nil
Mark Ratcliffe[13] Chief Executive Officer, Chorus	630,000	598,805	555,960	$205,000[14]	(133,068) share options	Nil

1. Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 June 2010. As provided for other Telecom employees, the above individuals and the CEO also receive telephone concessions, which include free telephone line rental, national and international calls, mobile and online services. The value of this telephone concession is not included in this figure. In addition, the above individuals receive de minimis amounts by way of contributions to medical insurance premiums and membership of the Marram Trust (a community healthcare and holiday accommodation provider). If the individual is a KiwiSaver member, a contribution of 2% of gross earnings is made towards that individual's KiwiSaver scheme. These amounts are not included in this figure.

2. This amount is the actual annual incentive earned by the Executive for the previous year ending 30 June 2009 and paid in August 2009, being the 2010 financial year.

3. This amount is the actual annual incentive earned by the Executive for the year ending 30 June 2010 and paid in August 2010, being the 2011 financial year.

4. Long-term incentives were delivered in the form of share rights with the exception of Mark Ratcliffe (as described in footnote 14 below).

5. Paul Broad is paid in A$. These figures have been converted to NZ$ using the year-to-date average, the closing rate of the month in which the amount was paid or the exchange rate as at 9 August 2010, as appropriate. Exchange rates were sourced from published exchange rates. This figure includes superannuation contributions paid to Paul Broad's superannuation fund.

6. Paul Broad's share rights were granted with a two-year vesting period.

7. The Undertakings limit the extent to which remuneration in Wholesale can be linked to Telecom performance. The Wholesale CEO therefore carries a different performance hurdle to other executive team members. For the share rights granted in September 2009 vesting was based on three-year performance of the Wholesale unit against board-agreed key business performance objectives. All restricted shares and share rights held by Matt Crockett at the end of the financial year lapsed upon his resignation from Telecom, effective 30 June 2010.

8. This figure includes payment of annual leave accrual on termination.

9. This figure includes payment for taxation advice.

10. Dividend equivalent payments were made to Russ Houlden in respect of share rights which were granted to him in June 2008 with no performance hurdles attached. These payments mirror what he would have received had he been issued ordinary shares instead of share rights. The total value received during the 2010 financial year was $22,064. This value is not included in the above table.

11. All share rights held by Russ Houlden at 30 June 2010 will lapse on 30 September 2010 due to his resignation from Telecom effective 30 September 2010.

12. This figure includes payment for accommodation and utility costs for the financial year.

13. Dividend equivalent payments were made to Mark Ratcliffe in respect of share rights granted to him in September 2007 with no performance hurdles attached. These payments mirror the dividends he would have received had he been issued ordinary shares instead of share rights. The total value received during the financial year was $10,465. This value is not included in the above table.

14. Mark Ratcliffe was granted a cash long-term incentive of $205,000 with hurdles and a qualification date of 16 September 2012 as the Undertakings specify that as CEO of Chorus his incentives must not include Telecom shares or be linked to Telecom's overall performance.

The aggregate amount of compensation earned by all members of the Executive team (including the CEO) during 2010 was NZ$20,679,322. The aggregate amount of long-term incentives earned by all members of the Executive team (including the CEO) for 2009 but granted during 2010 was NZ$5,221,882. This value reflects the fact that in 2010 long-term incentives were granted to several Executives who had not previously been granted long-term incentives.

Aggregate equity holdings and share ownership of Executives as at 30 June 2010 – including number granted, unrestricted, lapsed during the year

	NUMBER HELD AT THE START OF THE YEAR[1]	NUMBER GRANTED DURING THE YEAR AS REMUNERATION	NUMBER VESTED/ ACQUIRED	NUMBER UNRESTRICTED DURING THE YEAR	NUMBER LAPSED/ CANCELLED DURING THE YEAR	NUMBER EXERCISED/SOLD DURING THE YEAR	NUMBER HELD AT THE END OF THE YEAR	EXERCISE PRICE RANGE	EARLIEST POSSIBLE EXERCISE DATE/TRANSFER DATE RANGE	EXPIRY DATE RANGE
Paul Reynolds										
Performance Rights	1,071,090	678,910	Nil	n/a	134,100	Nil	1,615,900	Nil	27/09/09 – 16/09/12	27/12/10 – 16/12/13
Incentive Shares[2]	101,991	280,258	Nil	n/a	Nil	Nil	382,249	n/a	n/a	n/a
Paul Broad										
Share Rights	Nil	165,291	Nil	n/a	Nil	Nil	165,291	Nil	16/09/11	16/12/12
Matt Crockett[3]										
Share Options	68,405	Nil	Nil	n/a	68,405	Nil	Nil	n/a	n/a	n/a
Share Rights	64,539	74,779	Nil	n/a	Nil	Nil	139,318	Nil	16/09/11 – 16/09/12	16/09/11 – 16/09/12
Restricted Shares	21,317	Nil	Nil	12,752	Nil	n/a	8,565	n/a	24/09/10	n/a
Ordinary Shares	18,194	Nil	12,752	n/a	n/a	Nil	30,946	n/a	n/a	n/a
Tristan Gilbertson										
Share Rights	52,869	61,255	Nil	n/a	Nil	Nil	114,124	Nil	16/09/09 – 16/09/12	16/12/10 – 16/12/13
Alan Gourdie										
Share Rights	165,606	191,882	16,395	n/a	Nil	16,395	341,093	Nil	16/09/09 – 16/09/12	16/12/10 – 16/12/13
Ordinary Shares	0	Nil	16,395	n/a	Nil	Nil	16,395	n/a	n/a	n/a
David Havercroft										
Restricted Shares	Nil	28,704	Nil	Nil	Nil	Nil	28,704	n/a	16/12/12	n/a
Russ Houlden[4]										
Share Rights	136,372	324,724	68,186	n/a	Nil	68,186	392,910	Nil	10/04/11 – 16/09/11	10/07/11 – 16/12/12
Ordinary Shares	68,186	Nil	68,186	n/a	Nil	Nil	136,372	n/a	n/a	n/a
Wayne Peat										
Share Rights	Nil	90,988	Nil	n/a	Nil	Nil	90,988	Nil	16/09/12	16/12/13
Chris Quin										
Share Options	186,514	Nil	Nil	n/a	73,387	Nil	113,127	6.11	16/09/07 – 16/09/08	16/09/11
Share Rights	80,255	77,491	Nil	n/a	Nil	Nil	157,746	Nil	16/09/11 – 16/09/12	16/12/12 – 16/12/13
Restricted Shares	26,049	Nil	Nil	15,746	Nil	Nil	10,303	n/a	24/09/10	n/a
Ordinary Shares	34,189	Nil	15,746	n/a	Nil	49,935	Nil	n/a	n/a	n/a
Mark Ratcliffe[5]										
Share Options	464,803	Nil	Nil	n/a	133,068	Nil	331,735	5.95 – 6.11	01/09/06 – 16/09/08	01/09/10 – 16/09/11
Share Rights	58,140	Nil	Nil	n/a	Nil	Nil	58,140	Nil	24/09/10	24/12/10
Ordinary Shares	55,750	Nil	Nil	n/a	Nil	30,000	25,750[6]	n/a		
Rod Snodgrass										
Share Options	138,148	Nil	Nil	n/a	57,853	Nil	80,295	5.95	01/09/06 – 01/09/07	01/09/10
Share Rights	64,969	62,731	Nil	n/a	Nil	Nil	127,700	Nil	16/09/11 – 16/09/12	16/12/12 – 16/12/13
Restricted Shares	21,444	Nil	Nil	12,920	Nil	Nil	8,524	n/a	24/09/10	n/a
Ordinary Shares	Nil	Nil	12,920	n/a	Nil	12,920	Nil	n/a	n/a	n/a
Tina Symmans										
Share Rights	Nil	44,281	Nil	n/a	Nil	Nil	44,281	Nil	16/09/12	16/12/13

1 Share options granted under the Telecom share option scheme comprise options to acquire fully paid ordinary shares issued by Telecom. Vesting of options granted post September 2003 are subject to satisfying a cost of equity performance hurdle. All options have a six-year life from the date of grant. The last tranche of options will lapse on 16 September 2011 if they do not vest before this date. The exercise price is the average end-of-day market price of Telecom's shares reported on NZSX in the month immediately preceding the grant date. Share rights have been granted under the Telecom share rights scheme. Scheme participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally, rights granted under the share rights scheme cannot be exercised for a three-year period. Each share right vesting entitles the holder to one ordinary share in Telecom. The grants of share rights to executives during the 2010 financial year include a post allocation performance hurdle where Telecom's TSR performance over the period of the grant determines the level of vesting. Restricted shares have been granted under the Telecom restricted share scheme. Generally, restricted shares vest after a three-year period although a reduced period may be used in some cases. The options, share rights and restricted shares will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances.

2 Shares issued in accordance with the CEO performance incentive scheme.

3 All restricted shares and share rights held by Matt Crockett at the end of the financial year lapsed upon his resignation from Telecom effective 30 June 2010.

4 All share rights held by Russ Houlden at the end of the financial year will lapse upon his resignation from Telecom on 30 September 2010.

5 During the 2009 financial year, Mark Ratcliffe was granted a cash long-term incentive of NZ$205,000 with hurdles and a qualification date of 16 September 2010. During the 2010 financial year, Mark Ratcliffe was granted a cash long-term incentive of NZ$205,000 with hurdles and a qualification date of 16 September 2012. Mark Ratcliffe received his long-term incentive in cash as the Undertakings specify that as CEO of Chorus incentives must not include Telecom shares or be linked to Telecom's overall performance.

6 Mark Ratcliffe is not the registered owner of these shares but has a beneficial interest in them.

Frank Mount did not participate in any equity-based incentive scheme in 2010. As at 9 August 2010 there was no change in Executives' equity interests as described above.

Value of equity-based compensation – exercised or lapsed

The following table details equity-based compensation that was granted to Executives prior to 30 June 2009, that was exercised, unrestricted or lapsed during the period ending 30 June 2010, and the value derived from those securities.

	DATE OF GRANT	DATE OF EXERCISE/ LAPSE	NUMBER EXERCISED/ UNRESTRICTED/(LAPSED)	EXERCISE PRICE NZ$
Paul Reynolds				
Performance Rights	27/11/07	27/12/09	(134,100)	0
Matt Crockett				
Restricted Shares	15/09/06	15/09/09	4,187	0
	24/09/07	24/09/09	8,565	0
Share Options	19/09/03	01/10/09	(68,405)	5.01
Alan Gourdie				
Share Rights	16/09/08	14/10/09	16,395	0
Russ Houlden				
Share Rights	9/06/08	11/05/10	68,186	0
Chris Quin				
Restricted Shares	15/09/06	15/09/09	5,443	0
	24/09/07	24/09/09	10,303	0
Share Options	19/09/03	01/10/09	(73,387)	5.01
Mark Ratcliffe				
Share Options	19/09/03	01/10/09	(133,068)	5.01
Rod Snodgrass				
Restricted Shares	15/09/06	15/09/09	4,396	0
	24/09/07	24/09/09	8,524	0
Share Options	19/09/03	01/10/09	(57,853)	5.01

Frank Mount resigned from Telecom effective 23 February 2010 and did not hold any Telecom securities.

Employees

The table below sets out the total number of employees employed on a headcount basis by Telecom over the past three financial years as at 30 June. Telecom also reports total number of employees on a full-time equivalent (FTE) basis, which is different to total headcount. The following employee numbers exclude fixed-term employees. At 30 June 2010 there were 140 fixed-term employees.

YEARS ENDED 30 JUNE	2010	2009	2008
Employees	8,629[1]	8,535	8,632

1   This figure includes employees affected by restructuring that commenced in May 2010. The majority of affected employees left Telecom during the month of July 2010 in line with employment agreement notice periods.

The table below sets out a break down of persons employed by Telecom by business unit and geographic location as at 30 June 2010:

BUSINESS UNIT	PERMANENT EMPLOYEES
AAPT	1,132
Chorus	228
Corporate	267
Gen-i	2,749
Wholesale & International	409
Retail	2,334
Technology and Shared Services	1,510
Grand total	**8,629**

COUNTRY	PERMANENT EMPLOYEES
New Zealand	7,076
Australia	1,405
Cook Islands[1]	119
United States	16
United Kingdom	8
Singapore	4
United Arab Emirates	1
Grand total	**8,629**

1   Telecom Cook Islands Limited is 60% owned by Telecom.

The majority of Telecom's employees reside in New Zealand and are employed on individual employment agreements with no fixed terms. The majority of Telecom's Australian employees are employed on individual employment agreements with no fixed terms. Federal awards, which specify minimum wages and conditions are relevant to some of these Australian agreements. Fixed term employees and casual contractors are also used occasionally.

A minority of employees in New Zealand and Australia belong to unions. In Australia some employees are members of the Community and Public Sector Union and the Communications Union and in New Zealand some employees are members of the New Zealand Amalgamated Engineering, Printing and Manufacturing Union. Telecom does not require employees to disclose their union membership, consequently union details and membership figures are unknown.

Employee remuneration range

This table shows the number of employees and former employees of Telecom who, in their capacity as employees, received remuneration and other benefits during the 2010 financial year of at least NZ$100,000.

The remuneration figures shown include all monetary payments actually made during the year (including redundancies, where applicable) as well as the cost of all benefits provided and the value of any share options or restricted shares provided during the year. The table does not include amounts paid post 30 June 2010 that related to the period ending 30 June 2010. Employees receive telephone concessions that can (depending on the nature of the concession) include free telephone line rental, national and international phone calls and online services. The value of this benefit is not included in these remuneration figures.

In addition, certain employees receive contributions towards membership of the Marram Trust (a community healthcare and holiday accommodation provider), contributions to the Government Superannuation Fund (a legacy benefit provided to a small number of employees) and, if the individual is a KiwiSaver member, a contribution of 2% of gross earnings towards that individual's KiwiSaver scheme. These amounts are not included in these remuneration figures.

Any benefits received by employees that do not have an attributable value are not included. The remuneration details of those employees paid outside of New Zealand have been converted into New Zealand dollars.

No employees appointed as a director of a subsidiary company of Telecom receives or retains any remuneration or other benefits from Telecom for acting as such.

REMUNERATION RANGE (NZ$)	NUMBER OF EMPLOYEES
$2,990,001–$3,000,000	1
$2,260,001–$2,270,000	1
$1,990,001–$2,000,000	1
$1,740,001–$1,750,000	1
$1,430,001–$1,440,000	1
$1,170,001–$1,180,000	1
$1,100,001–$1,110,000	1
$1,010,001–$1,020,000	1
$980,001–$990,000	1
$910,001–$920,000	2
$850,001–$860,000	2
$820,001–$830,000	1
$760,001–$770,000	1
$750,001–$760,000	1
$740,001–$750,000	1
$710,001–$720,000	1
$700,001–$710,000	2
$680,001–$690,000	1
$640,001–$650,000	1
$610,001–$620,000	1
$560,001–$570,000	1
$550,001–$560,000	1
$540,001–$550,000	1
$530,001–$540,000	3
$520,001–$530,000	2
$510,001–$520,000	1
$480,001–$490,000	1
$470,001–$480,000	1
$450,001–$460,000	3
$440,001–$450,000	2
$430,001–$440,000	3
$420,001–$430,000	5
$410,001–$420,000	5
$400,001–$410,000	3
$390,001–$400,000	3
$380,001–$390,000	5
$370,001–$380,000	4
$360,001–$370,000	3
$350,001–$360,000	9
$340,001–$350,000	12
$330,001–$340,000	4
$320,001–$330,000	3
$310,001–$320,000	9
$300,001–$310,000	13
$290,001–$300,000	16
$280,001–$290,000	26
$270,001–$280,000	24
$260,001–$270,000	14
$250,001–$260,000	23
$240,001–$250,000	32
$230,001–$240,000	32
$220,001–$230,000	55
$210,001–$220,000	59
$200,001–$210,000	81
$190,001–$200,000	84
$180,001–$190,000	126
$170,001–$180,000	119
$160,001–$170,000	157
$150,001–$160,000	176
$140,001–$150,000	254
$130,001–$140,000	290
$120,001–$130,000	325
$110,001–$120,000	435
$100,000–$110,000	497
Grand Total	**2,945**

Interests disclosures

Director share ownership

As at 9 August 2010, directors and Executives had a beneficial interest in Telecom shares representing approximately 0.04% of the shares outstanding.

Telecom ordinary shares beneficially owned by directors and Executives have the same voting rights as all other ordinary shares of Telecom currently on issue.

As at 30 June 2010, directors had a relevant interest in Telecom shares as follows:

NAME	RELEVANT INTEREST IN TELECOM SHARES[1]	
	30 JUNE 2010	PERCENTAGE[2]
Wayne Boyd	43,666	0.002
Murray Horn	10,000	0.001
Rod McGeoch	20,000	0.001
Paul Reynolds	1,998,149[3]	0.104
Ron Spithill	18,000	0.001
Kevin Roberts	20,000	0.001
Sachio Semmoto[4]	0	0
Sue Sheldon[4]	0	0

1   Each director holds a beneficial interest in the shares held.

2   Each percentage stated has been rounded to the nearest 1/1000th of a percent.

3   Held in the form of 1,615,900 share rights and 382,249 restricted shares as detailed in the table under **Remuneration – Aggregate equity holdings and share ownership of Executives as at 30 June 2010.**

4   Each director is currently deemed to have inside information by virtue of their knowledge of the Government's UFB initiative and is therefore precluded from dealing in Telecom shares. This is expected to be the case for the forseeable future.

As at 9 August 2010, there was no change in directors' relevant interests in Telecom shares.

Interests register

The following are particulars of entries made in the interests register for the period 1 July 2009 to 30 June 2010.

Disclosure of director interests

Directors disclosed, pursuant to section 140 of the Companies Act 1993, an interest or cessation of interest in the following entities during the year ended 30 June 2010.

Murray Horn

ENTITY	RELATIONSHIP
Ministry of Health, NZ Government	Ceased to be Chair of Minister of Health's Ministerial Group
Ministry of Health, NZ Government	Appointed Chair of National Health Board and its Capital Investment Committee
Ministry of Health, NZ Government	Ceased to be Minister's Purchase Adviser

Rod McGeoch

ENTITY	RELATIONSHIP
BGP Holdings Plc Malta	Appointed a Director
BGP Investment S.A.R.L Luxembourg	Appointed a Director
Motor Neurone Disease Association of New South Wales	Ceased to be a Patron

Ron Spithill

ENTITY	RELATIONSHIP
Vodafone Hutchison Australia Pty Limited	Appointed an Alternate Director

Sachio Semmoto

ENTITY	RELATIONSHIP
eAccess Limited	Appointed Representative Director and Chair
EMOBILE Limited	Appointed Representative Director and Chair Ceased to be CEO

Sue Sheldon

ENTITY	RELATIONSHIP
FibreTech Holdings Limited and subsidiaries	Director
Contact Energy Limited	Director
Freightways Limited	Director
Smiths City Group Limited and subsidiaries	Director
Wool Industry Network Limited	Director
Paymark Limited	Director
Wool Grower Holdings Limited	Director
Sue Sheldon Advisory Limited	Director
Reserve Bank of New Zealand	Director

Relevant interest in shares

Directors disclosed, pursuant to section 148 of the Companies Act 1993, the following acquisitions and disposals of relevant interests in Telecom shares during the year ended 30 June 2010:

Paul Reynolds

DATE OF DISPOSAL/ ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUIRED/(DISPOSED)
16.09.2009	Achievement of pre-specified target levels of performance	280,258 restricted shares[1]
16.09.2009	Services to Telecom	678,910 share rights[2]
29.12.2009	Nil	(134,100) share rights[3]

1   The shares were issued as part of the CEO performance incentive scheme. For further details of this scheme and the restrictions attached to the shares see **Remuneration – CEO remuneration**.

2   The share rights were issued as part of the CEO performance rights scheme. For further details of this scheme and the performance hurdles associated with the scheme see **Remuneration – CEO remuneration**.

3   The share rights issued pursuant to the CEO performance rights scheme lapsed as the pre-specified performance hurdles were not met.

Kevin Roberts

DATE OF DISPOSAL/ ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUIRED/(DISPOSED)
25.08.2009	NZ$55,154	20,000

The Board authorised, for the purposes of section 161 of the Companies Act 1993, during the year ended 30 June 2010, the entry into the CEO's performance entitlements scheme.

Related party transactions

The NZSX Listing Rules define a related party to include a director of Telecom, or any of its subsidiaries, a holder of more than 5% of Telecom's issued share capital and persons associated with such persons.

Executives do not participate in Telecom's restricted share scheme but restricted shares were issued to Executives up until September 2003 and Executives may hold restricted shares from prior, non-executive, roles with Telecom. The loans associated with the restricted share scheme are made on interest-free terms. As at 30 June 2010, the amount receivable from Executives relating to these loans totalled NZ$0.2 million (30 June 2009: NZ$0.3 million). No Executive has been provided with any further loans since becoming an Executive.

Key management personnel costs, which include the remuneration of the CEO and the members of the Executive team, are disclosed in note 5 to the financial statements. Other related party transactions that are required to be disclosed by IFRS are detailed in note 27 to the financial statements.

Shareholder and exchange disclosures

Stock exchange listing

The ordinary shares of Telecom Corporation of New Zealand Limited are listed on the NZSX and ASX. Telecom shares are listed on the NYSE in the form of American Depositary Shares (one ADR is equal to five ordinary shares). Due to the Kiwi Share provisions in Telecom's constitution, NZX has given Telecom's shares a Non-Standard designation. For further information on the Kiwi Share provisions see **Shares** and **Limitations on shareholdings** below and **Governance – Kiwi Share.**

NZX waivers

Details of all waivers granted and published by NZX within or relied upon by Telecom in the 12 months immediately preceding the date two months before the date of publication of this annual report are available on Telecom's website at www.telecom.co.nz

ASX listing

Telecom changed its admission category on the ASX from 'ASX Exempt Foreign' to 'ASX Listing' in the 2002 financial year. As a consequence of becoming fully listed on the ASX, Telecom is required to make the following statements:

- Telecom is incorporated in New Zealand

- Telecom is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 dealing with the acquisition of shares (ie, substantial holdings and takeovers)

- Telecom's constitution provides that:

  (1) No person shall have a relevant interest in 10% or more of the total voting shares for the time being without, and except in accordance with the terms of, the written approvals of each of the Kiwi Shareholder and the board; and

  (2) No person who is not a New Zealand national shall have a relevant interest in more than 49.9% of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Kiwi Shareholder. However, the power of the board to limit the acquisition of more than 10% of the total voting shares as set out above must be read subject to the New Zealand Takeovers Code (the Code) and in particular clauses 38 and 39 of the Code. Clauses 38 and 39 of the Code provide as follows:

(a) Clause 38 of the Code requires that if Telecom receives a takeover notice (a notice required when a full or partial offer is being made under the Code) or has reason to believe that a bona fide offer is imminent, the directors must not take any action, in relation to the affairs of Telecom, that would effectively result in an offer being frustrated or Telecom shareholders being denied the opportunity to decide on the merits of an offer.

(b) Clause 39 of the Code permits directors to take or permit:

  (i) actions approved by an ordinary resolution of Telecom shareholders; or

  (ii) actions taken or permitted under contractual obligations entered into by Telecom, or in the implementation of proposals approved by Telecom directors, where the obligations were entered into, or the proposals approved, before Telecom received the takeover notice or became aware that the offer was imminent.

Shares

As at 9 August 2010, there were 1,920,694,831 shares on issue. This figure includes one Kiwi Share, a preference share held by the New Zealand Government. At the same date, there were approximately 480 ADR holders in the United States holding 14.6% of the shares.

Telecom has a number of distinct relationships with the New Zealand Government, including as a preference shareholder, regulator and customer. For more information on the Kiwi Share, including the special rights attached to it, see **Shares** and **Limitations on shareholdings** and **Governance – Kiwi Share.**

Dividends declared

The following is a summary of all dividends declared by Telecom since listing in July 1991.

		1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
1992	NZ cents		6.50		6.50
	US cents		72.62		70.93
1993	NZ cents		7.25		8.25
	US cents		74.49		91.34
1994	NZ cents		8.25		14.75
	US cents		89.90		141.46
1995	NZ cents		13.50		16.50
	US cents		135.82		172.10
1996	NZ cents		17.00	8.50	9.50
	US cents		178.05	91.66	103.36
1997	NZ cents	9.50	9.50	9.50	10.50
	US cents	104.60	106.10	104.50	57.90
1998	NZ cents	10.50	10.50	10.50	8.00
	US cents	62.65	49.19	55.96	35.35
1998	Special Dividend				
	NZ cents			3.50	
	US cents			18.05	
1999	NZ cents	11.50	11.50	11.50	11.50
	US cents	47.23	47.95	48.95	48.97
1999	Interim June Quarter				
	NZ cents	11.50			
	US cents	48.11			
2000	NZ cents	11.50	11.50	11.50	11.50
	US cents	45.18	48.03	46.07	45.35
2001	NZ cents	5.00	5.00	5.00	5.00
	US cents	17.04	16.40	16.66	16.91
2002	NZ cents	5.00	5.00	5.00	5.00
	US cents	16.26	16.60	17.63	19.55
2003	NZ cents	5.00	5.00	5.00	5.00
	US cents	18.84	20.10	22.21	23.41
2004	NZ cents	5.00	5.00	7.50	9.50
	US cents	24.06	25.93	39.54	49.55
2005	NZ cents	9.50	9.50	9.50	10.00
	US cents	50.64	52.89	55.28	54.77
2005	Special Dividend				
	NZ cents				10.00
	US cents				54.77
2006	NZ cents	9.50	9.50	9.50	7.00
	US cents	51.83	51.83	51.83	35.54
2006	Special Dividend				
	NZ cents		5.00		5.00
	US cents		27.28		25.38
2007	NZ cents	7.00	7.00	7.00	14.50
	US cents	38.41	38.40	41.95	79.94
2008	NZ cents	7.00	7.00	7.00	8.00
	US cents	27.06	27.76	26.77	26.14
2009[1]	NZ cents	6.00	6.00	6.00	6.00
	US cents	13.81	13.40	16.01	18.05
2010[1]	NZ cents	6.00	6.00	6.00	6.00
	US cents	18.33	17.82	17.14	21.98

The amounts above in NZ cents are dividends per ordinary share, the amounts expressed in US cents are dividends per American Depositary Share (ADS). The amount of US cents is calculated based on an approximate exchange rate. The actual US dividend paid is based on the currency conversion exchange rate obtained by The Bank of New York Mellon when converting NZ dollars into US dollars and less transaction charges. On 1 April 1997 Telecom's ADR to ordinary share ratio changed from 1:16 to 1:8. On 25 September 2007 Telecom's ADR to ordinary share ratio changed from 1:8 to 1:5.

1 The 2010 dividends were paid on the following dates: first quarter dividend on 4 December 2009; second quarter dividend on 12 March 2010 and third quarter dividend on 4 June 2010. The fourth quarter dividend is payable on 17 September 2010. The 2009 and 2010 dividends were unimputed and are therefore subject to resident withholding tax. The 2009 and 2010 dividends are shown after the deduction of 15% non-resident withholding tax.

2 Estimate based on an exchange rate at 2 August 2010 of US$0.7328.

The last date for shareholders to participate in the dividend or elect to participate in the dividend reinvestment plan for the fourth quarter dividend approved on 19 August 2010 is 3 September 2010.

Price history

The following tables set out, for the periods indicated, the highest and lowest closing sale prices for the ordinary shares as derived from the Daily Official List of the NZSX and the highest and lowest sale prices of the ADSs quoted on the NYSE.

(a) Annual high and low market prices for the last five financial years:

PERIOD	NZ$ PER SHARE		US$ PER ADS	
	HIGH	LOW	HIGH	LOW
1 July 2005 – 30 June 2006[1]	6.26	3.95	24.72	13.71
1 July 2006 – 30 June 2007[1]	5.05	3.88	20.64	13.68
1 July 2007 – 30 June 2008[1]	4.79	3.57	21.90	13.45
1 July 2008 – 30 June 2009	3.81	2.20	13.72	5.46
1 July 2009 – 30 June 2010	2.88	1.81	9.73	6.06

1   Historic prices retrospectively restated to reflect the impact of both the capital return and ratio change of ordinary shares to ADRs in September 2007. For more information on the capital return and ratio change, see note 21 to the financial statements.

(b) Quarterly high and low market prices for the last two full financial years:

PERIOD	NZ$ PER SHARE		US$ PER ADS	
	HIGH	LOW	HIGH	LOW
1 July 2008 – 30 September 2008	3.81	2.72	13.72	8.77
1 October 2008 – 31 December 2008	2.95	2.20	9.52	5.76
1 January 2009 – 31 March 2009	2.70	2.26	7.29	5.46
1 April 2009 – 30 June 2009	2.83	2.30	8.93	6.56
1 July 2009 – 30 September 2009	2.88	2.61	9.66	8.22
1 October 2009 – 31 December 2009	2.70	2.35	9.73	8.40
1 January 2010 – 31 March 2010	2.59	2.11	9.51	7.47
1 April 2010 – 30 June 2010	2.24	1.81	8.06	6.06

(c) Monthly high and low market prices for the last six months and the period ended 9 August 2010:

PERIOD	NZ$ PER SHARE		US$ PER ADS	
	HIGH	LOW	HIGH	LOW
1 February 2010 – 28 February 2010	2.41	2.28	8.54	7.74
1 March 2010 – 31 March 2010	2.26	2.11	7.96	7.47
1 April 2010 – 30 April 2010	2.24	2.15	8.06	7.67
1 May 2010 – 31 May 2010	2.20	1.85	7.93	6.35
1 June 2010 – 30 June 2010	1.97	1.81	6.94	6.06
1 July 2010 – 31 July 2010	1.99	1.82	7.23	6.34
1 August 2010 – 9 August 2010	2.08	2.00	7.63	7.35

Share buybacks

There were no share buybacks for the period ended 1 July to 9 August 2009. Telecom announced on 7 May 2010 that it would reintroduce (until such time as it determines otherwise) the quarterly on-market share buyback, commencing 3 December 2010, of an equivalent number of its ordinary shares to that issued under the dividend reinvestment plan in order to reduce dilution.

Shareholders

Current substantial security holders

According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 1988, the beneficial owners of 5% or more of Telecom's ordinary shares were as follows:

| OWNER | NUMBER OWNED AS AT 30 JUNE 2010 | % OF CLASS AT 30 JUNE[1] | | |
		2010	**2009**	**2008**
AXA Group[2]	190,624,042	9.92	10.97	8.79
Commonwealth Bank of Australia Group[2]	85,472,086	4.45	5.03	10.59
Lazard Asset Management Pacific Co	137,081,673	7.13	6.08	6.15

1 The percentages quoted are based on the issued share capital of 1,825,707,911 shares as at 30 June 2008, 1,862,098,154 as at 30 June 2009 and 1,920,694,831 as at 30 June 2010. Accordingly, the percentages may differ from those notified to NZX by the shareholder at the time of the transaction.

2 The Commonwealth Bank of Australia Group and AXA Group have each sought and been granted approval by the board and Kiwi Shareholder, to acquire a relevant interest in 10% or more (but not exceeding 15%) of Telecom shares.

Substantial security holders have the same voting rights as other shareholders. As at 9 August 2010 there had been no change to the substantial security holdings stated above.

Twenty largest registered shareholders as at 9 August 2010

RANK	HOLDER NAME	HOLDING	%
1	National Nominees New Zealand Limited – NZCSD	478,408,396	24.90
2	National Nominees Limited	215,824,350	11.23
3	HSBC Nominees (New Zealand) Limited – A/C State Street – NZCSD	191,351,808	9.96
4	HSBC Nominees (New Zealand) Limited – NZCSD	149,260,258	7.77
5	HSBC Custody Nominees (Australia) Limited	146,283,241	7.61
6	JP Morgan Nominees Australia Limited	141,020,649	7.34
7	Accident Compensation Corporation – NZCSD	60,689,024	3.15
8	New Zealand Superannuation Fund Nominees Limited – NZCD	48,067,830	2.50
9	ANZ Nominees Limited – NZCSD	43,747,598	2.27
10	Citibank Nominees (New Zealand) Limited – NZCSD	34,416,479	1.79
11	Citycorp Nominees Pty Limited	20,660,269	1.07
12	TEA Custodians Limited – NZCSD	20,270,761	1.05
13	Cogent Nominees Pty Limited	16,943,399	0.88
14	Premier Nominees Ltd – ING Wholesale Australasian Share Fund – ZCSD	15,337,587	0.79
15	NZGT Nominees Limited – AIF Equity Fund – NZCD	12,972,242	0.67
16	AMP Life Limited	12,490,829	0.65
17	Custody and Investment Nominees Limited – NZCSD	8,841,604	0.46
18	Asteron Life Limited – NZCSD	8,793,873	0.45
19	Westpac NZ Shares 2002 Wholesale Trust – NZCSD	8,208,282	0.42
20	Citicorp Nominees Pty Limited	7,771,298	0.40

Analysis of shareholding as at 9 August 2010

FROM	TO	HOLDER COUNT	%	HOLDING QUANTITY[1]	%
1	1000	14,210	35.23	7,543,112	0.39
1,001	5,000	18,666	46.28	44,739,236	2.33
5,001	10,000	4,160	10.31	30,236,957	1.57
10,001	100,000	3,104	7.70	71,517,680	3.72
100,001 and over		197	0.49	1,766,657,846	91.98
Total		40,337	100.01	1,920,694,831	99.99

1 These figures include 4,246,840 restricted shares currently on issue (held by 423 holders) but exclude the single preference share held by the Kiwi Shareholder.

Non-marketable parcels – as at 9 August 2010, there were 1,189 shareholders holding between 1 and 99 ordinary shares (a minimum holding under the NZSX Listing Rules) and 3,744 shareholders holding less than the marketable parcel of A$500 under the ASX Listing Rules.

Share rights and options – as at 9 August 2010, there were 4,518,714 share rights on issue held by 62 holders and 1,675,391 share options on issue held by 15 holders. The restricted shares, share rights and share options are issued to Telecom employees as part of Telecom's long-term incentive schemes. For more information on these incentive schemes see **Remuneration – Long-term incentive schemes**.

Additional shareholder information

Subsidiary company directors

The following people held office as directors of subsidiary companies at 30 June 2010. Those who retired during the year are indicated with an (R). Alternate directors are indicated with an (A).

4PL Solutions Limited C Mulholland

AAPT Limited P Broad, J Orlando, D Yuile (R), P Reynolds, R Snodgrass, N Olson

AAPT (NZ) Limited A Parker, C Mulholland

AAPT Finance Pty Limited A Carwardine, T Jerome

AAPT Mobile Pty Limited A Carwardine, T Jerome

AAPT Wireless Holdings Pty Limited A Carwardine, T Jerome

AAPT Wireless Pty Limited A Carwardine, T Jerome

ABN 73 080 394 645 Pty Ltd A McInerney, J Orlando

Asterisk Limited C Mulholland, C Quin

Ceritas New Zealand Limited C Mulholland

Commerce Solutions Pty Limited A Carwardine, T Jerome

Connect Internet Solutions Pty Limited A Carwardine, T Jerome

Easycall Limited C Mulholland

Ellipsat Australia Pty Ltd A McInerney, J Orlando

Ferrit Limited C Mulholland, R Brayham (R), N Olson

Gen-i Australia Pty Limited A Carwardine, C Quin, R Snodgrass

Gen-i Limited C Mulholland, C Quin

Illuminationz Limited C Mulholland, C Quin

Magna Data Australia Pty Ltd A McInerney, J Orlando

Magna Systems Pty Ltd A McInerney, J Orlando

PowerTel Ltd P Broad, J Orlando, D Yuile (R), P Reynolds, R Snodgrass, N Olson

Request Broadband Pty Ltd A McInerney, J Orlando

Request Business Solutions Pty Ltd A McInerney, J Orlando

Spectrum Satellite Services Pty Ltd A McInerney, J Orlando

TCNZ (Bermuda) Limited C Adderley, J Collis, C Mulholland, M Crockett (R), P Leath (A), A Briscoe (A), A Parker (A), A Hopkinson (A), A Dyer-Fagundo (A), M Amissah (A), S Davies (A), J Redden (A), S Demerling (A)

TCNZ Australia Investments Pty Limited P Broad, J Orlando, N Olson, T Gilbertson

TCNZ (United Kingdom) Securities Limited N Olson, N Batchelor

TCNZ Cook Islands Holdings Limited N Olson

TCNZ Cook Islands Limited N Olson

TCNZ Equities Limited A Parker, C Mulholland

TCNZ Finance Limited N Olson, P Reynolds, R Houlden, A Parker, T Gilbertson

TCNZ Financial Services Limited A Parker, C Mulholland

TCNZ Solutions Australia Pty Limited T Jerome, A Carwardine

Teleco Insurance Investments Limited D Lines, C Adderley, A Parker, C Mulholland, M Crockett (R), J Collis (A), J Redden (A), P Leath (A), A Hopkinson (A), P Bubenzer (A), S Davies (A), A Briscoe (A), M Amissah (A), A Dyer-Fagundo (A), S Demerling (A)

Teleco Insurance (NZ) Limited A Parker, C Mulholland

Teleco Insurance Limited D Lines, C Adderley, A Parker, J Collis (A), J Redden (A), P Leath (A), C Mulholland, M Crockett (R), A Hopkinson (A), P Bubenzer (A), S Davies (A), A Briscoe (A), S Demerling (A), M Amissah (A), A Dyer-Fagundo (A)

Telecom 3G (Australia) Limited N Olson, C Mulholland

Telecom 3G Holdings Limited N Olson, C Mulholland

Telecom 3G Limited N Olson, C Mulholland

Telecom Cook Islands Limited J Mitchell, M Mitchell, S Davies (R), N Olson, E Wright-Koteka, C Davis (A)

Telecom Corporation of New Zealand (Overseas Finance) Limited A Parker, C Mulholland

Telecom Credit Limited A Parker, C Mulholland

Telecom Directories Holdings Limited A Parker, C Mulholland

Telecom Enterprises Australia Pty Limited P Broad, J Orlando, N Olson, T Gilbertson

Telecom Enterprises Limited N Olson, C Mulholland

Telecom Investments Limited A Parker, C Mulholland

Telecom IP Limited C Mulholland, N Olson

Telecom Leasing Limited A Parker, C Mulholland

Telecom Mobile Leasing No.1 Limited A Parker, C Mulholland

Telecom Mobile Leasing No.2 Limited A Parker, C Mulholland

Telecom Mobile Limited C Mulholland, R Houlden

Telecom New Zealand Australia Pty Limited P Broad, J Orlando, N Olson, T Gilbertson

Telecom New Zealand Communications (USA) Limited A Briscoe, I Neale (R), L Miller, A Dalziel, W Brown

Telecom New Zealand Finance Limited A Parker,
C Mulholland

Telecom New Zealand Finance (No.2) Limited J Collis,
C Adderley, T Ammisah (A), A Briscoe (A), A Parker, P Leath (A),
A Carroll (A), C Mulholland, M Crockett (R), A Hopkinson (A),
A Dyer-Fagundo (A), S Davies (A), J Redden (A), S Demerling (A)

Telecom New Zealand International Australia Pty Limited
A Briscoe, A Dalziel, K Thompson

Telecom New Zealand International Limited A Briscoe,
C Mulholland

Telecom New Zealand Japan Kabushiki Kaisha
A Briscoe, I Tamagawa, J Mitchell, J Sullivan

Telecom New Zealand Limited C Mulholland, N Olson,
A Parker, R Houlden, T Gilbertson

Telecom New Zealand Singapore Pte Limited A Briscoe,
L Seng, J Sullivan

Telecom New Zealand (UK) Enterprises Limited
N Olson, A Parker

Telecom New Zealand (UK) Licences Limited A Briscoe,
N Batchelor, D Hasemore

Telecom New Zealand UK Limited A Briscoe, N Batchelor,
A Dalziel, D Hasemore

Telecom New Zealand USA Limited A Briscoe, I Neale (R),
L Miller, A Dalziel, W Brown

Telecom Pacific Investments Limited N Olson,
C Mulholland

Telecom Pacific Limited N Olson, C Mulholland

Telecom Pagenet Limited C Mulholland, A Briscoe

Telecom Retail Holdings Limited C Mulholland, N Olson

Telecom Rentals Limited A Parker, C Mulholland

Telecom Southern Cross Finance Limited J Collis,
C Adderley, A Parker, C Mulholland, M Crockett (R), A Briscoe (A),
A Carroll (A), P Leath (A), A Hopkinson (A), A Dyer-Fagundo (A),
M Amissah (A), S Davies (A), J Redden (A), S Demerling (A)

Telecom Southern Cross Limited N Olson, C Mulholland

Telecom Trustee Limited C Mulholland, N Olson

Telecom Wellington Investments Limited A Parker,
C Mulholland

Telegistics Repair Limited C Mulholland, N Olson

The Mobile Phone Company Limited C Mulholland

Xtra Limited C Mulholland, R Snodgrass

Summary of Telecom's constitution and key shareholder rights

This section summarises the principal provisions of Telecom's
constitution. Telecom is governed by its constitution. The
constitution can be amended only with the consent of the
holders of 75% of the issued shares in Telecom, entitled to vote
and voting on the resolution to amend the constitution.
For a copy of Telecom's constitution go to:
www.telecom.co.nz/abouttelecom/governanceattelecom

Telecom's constitution does not specify the objects or purposes
of Telecom.

Telecom has established an ADR facility to provide for the
deposit of shares and the creation of ADSs representing the
deposited securities, and for the execution and delivery of
ADRs evidencing such ADSs. The Deposit Agreement between
Telecom and the Depositary governs the ADR facility and sets
out the rights and responsibilities of Telecom, the Depositary
and the owners and beneficial owners of ADSs.

In addition to summarising the principal provisions of Telecom's
constitution, this section summarises the key provisions of the
Deposit Agreement and certain requirements of the Companies
Act 1993 (Companies Act), the NZSX Listing Rules and the ASX
Listing Rules (where these requirements differ from those that
would apply in the United States).

Changes in capital

Telecom's directors have the authority to approve the issue of
shares at their discretion, subject to the requirement to act in
accordance with the constitution, New Zealand law and the
listing rules of the exchanges on which Telecom is listed. There
are limitations on shareholdings above certain percentage

levels, which are described further below (see **Limitations
on shareholdings**).

Restrictions on ownership

The constitution contains provisions designed to enable
Telecom to monitor and enforce the ownership restrictions
imposed by the Kiwi Shareholder. These restrictions are
described further below (see **Limitations on shareholdings**).

Borrowing

Telecom's directors have all the powers necessary for managing
Telecom's business and affairs, including the power to borrow.
There are no restrictions in the constitution specifically limiting
the power to borrow. However, there is a requirement for
shareholder approval of all major transactions and material
transactions with related parties.

Telecom may redeem redeemable equity securities

Subject to the listing rules of the exchanges on which Telecom
is listed and the New Zealand Companies Act, the constitution
allows Telecom to redeem redeemable equity securities:

- At its option if permitted by the terms of issue
- At the option of the holder of the redeemable equity
  securities if permitted by the terms of issue
- On a date for redemption, if any, specified in the constitution
  or specified in the terms of issue of the redeemable
  securities.

Telecom may only redeem redeemable equity securities for consideration that is specified, or calculated by reference to a formula, or fixed by a suitably qualified person who is not associated with or interested in Telecom, in accordance with the Companies Act. In order to redeem securities, Telecom must satisfy the solvency test after the redemption, in accordance with the Companies Act. The board must have resolved and certified that the redemption of the shares is of benefit to the remaining shareholders, and that the consideration for the redemption is fair and reasonable to the remaining shareholders. The board must certify the grounds for its conclusion.

Further capital calls

The constitution empowers the board to make calls on any holder of securities only for any money that is unpaid on that holder's securities and not otherwise payable at a specified time. An obligation to pay unpaid amounts of the issue price of any securities cannot be cancelled, reduced or deferred except by an ordinary resolution. At the date of this annual report, Telecom's share register did not include any shares in respect of which amounts were unpaid.

The constitution does not impose a liability on shareholders for any further capital calls by Telecom. In particular, no money is payable for calls or otherwise on shares were fully paid that at the time the constitution was adopted or on the Kiwi Share (which is the one preference share held by the New Zealand Government).

Sinking fund provisions

The constitution does not contain any sinking fund provisions.

Alteration of rights

Currently, Telecom only has two classes of shares on issue: ordinary shares and the Kiwi Share.

Under the constitution, the rights attaching to Telecom's shares can be varied or abrogated only with the consent of the holders of 75% of the issued shares of that class that may be affected, entitled to vote and voting on the resolution to alter the rights.

Telecom does not need shareholder approval for actions that affect the rights attached to equity securities (other than Telecom shares) in respect of equity securities issued before 30 April 1995 or on terms expressly permitting the action in question to be taken.

Any variation of the rights attaching to the Kiwi Share can be made only with the written consent of the Kiwi Shareholder.

Alteration of rights of ADR holders

The ADRs and the provisions of the Deposit Agreement may be amended by agreement between Telecom and the Depositary. ADRs already on issue will not be affected by certain amendments until 30 days' notice has been given to the ADR holders.

Share in Telecom's profits

The constitution does not provide shareholders with any additional rights to share in Telecom's profits other than the right to dividends as described below (see **Dividend rights**) and the right to share in the distribution of Telecom's surplus assets as described below (see **Share in surplus on liquidation**). Other than the rights summarised under **Share in surplus on liquidation** below, the Kiwi Shareholder has no right to participate in Telecom's capital or profits.

Share in surplus on liquidation

On a distribution of capital in the event of liquidation, the constitution gives all shareholders the right to an equal share in the distribution of Telecom's surplus assets. The Kiwi Shareholder has the right to have its share capital repaid before any other shareholder. The Kiwi Shareholder has no other rights to participate in the distribution of Telecom's capital or profits.

Directors

Composition of the board

The constitution requires that at least half of the board be New Zealand citizens. For the period 4 October 2007 until 1 July 2010, a managing director of Telecom who was resident in New Zealand but not a New Zealand citizen was not required to be counted for the purposes of this calculation.

Interested directors' voting powers

The NZSX Listing Rules prohibit a director from voting on any matter in which that director is directly or indirectly materially interested and from being included in the quorum at which a matter relating to such transaction arises. However, interested directors are permitted to vote where a directors' certificate is required under the Companies Act or the vote relates to the grant of an indemnity in favour of a director or employee.

Where a director is interested in a transaction, that director may attend the meeting at which the matter is discussed, at their discretion.

Remuneration

The board may authorise, without shareholder approval:

- The remuneration (excluding issues of equity securities) of any managing director in their capacity as an executive
- Payments to directors of reasonable travelling accommodation and other expenses incurred in relation to Telecom's management
- Subject to any applicable restrictions in the NZSX or ASX Listing Rules, any remuneration for work not in the capacity of a director.

The sums to be paid to the directors for their services as directors (other than for services as the managing director) must be approved by shareholders by ordinary resolution. That approval applies from that determination and to all subsequent years until the shareholders alter that approval by ordinary resolution.

The board has agreed to grandfather retirement allowances in respect of all directors appointed prior to 1 May 2004, as described in **Remuneration – Retirement allowances**. The payment of retirement allowances to directors appointed prior to 1 May 2004 does not require shareholder approval.

Retirement of directors

At least one-third (or the number nearest to one-third if the total number of directors is not a multiple of three) of the directors must retire each year at the annual meeting but shall be eligible for re-election at that meeting. The directors (other than the managing director who, in the case of Telecom, is the CEO) may not retain office for more than three years without offering themselves for re-election.

In addition, the constitution specifies that directors must retire at the first annual meeting after attaining the age of 70 years. For the provisions in the constitution detailing other retirement requirements see **Remuneration – Retirement and re-election of directors.**

Number of shares required to be held by a director

There is no requirement in the constitution for directors to hold Telecom shares.

Shares

Dividend rights

The directors may authorise a dividend provided the directors are satisfied on reasonable grounds and certify that Telecom is able to meet the solvency test contained in the Companies Act immediately after the dividend is paid.

The board must not authorise a dividend:

- In respect of some but not all shares in a class
- That is of a greater value per share in respect of some shares in a class than it is in respect of other shares of that class, unless the shares are not fully paid up, in which case the dividends can be paid in proportion to the amount paid up on each share.

If a dividend is authorised by the board, all registered shareholders of ordinary shares have the right to an equal share in that dividend (subject to the terms of issue of the shares held).

The board also has the right to deduct from the dividend any amounts owed by the shareholder to Telecom whether in respect of a call or otherwise. The board must deduct from any dividend any amount required by law to be deducted.

In addition, the board can authorise and pay a supplementary dividend to non-resident shareholders who qualify for such a dividend in terms of the New Zealand Income Tax Act 2007.

If a dividend or other distribution remains unclaimed for one year after having been authorised, the board may invest or otherwise use that money for the benefit of Telecom until it is claimed. If a shareholder does not claim a dividend (or any other distribution or money payable to a shareholder or former shareholder in respect of shares or debt securities) within five years of its having been authorised, the board may resolve that the dividend is forfeited for the benefit of Telecom.

Telecom operates a dividend reinvestment plan pursuant to which shareholders may elect to have the dividends to which they are entitled applied to purchase further ordinary shares at or around the prevailing market price.

Distributions to ADR holders

Whenever the Depositary or the Custodian receives any cash dividend or other cash distribution on any deposited securities, the Depositary will, subject to the Depositary being able to convert any sums received in foreign currency into US dollars, convert the distribution into US dollars and distribute the amount received (minus any relevant taxes, charges and fees) to ADR holders in proportion to the number of ADSs held as at the relevant record date.

Subject to the Deposit Agreement, if any distribution is in the form of a dividend or free distribution of shares, the Depositary may, at Telecom's request, distribute to ADR holders additional ADRs representing the amount of such shares proportionate to the number of ADRs held.

The Depositary currently offers a service under which ADS holders can elect to have their distributions reinvested. Telecom is not involved in the operation of this service. There can be no assurance that ADR holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

Calling shareholder meetings

The constitution requires the directors to call an annual meeting of shareholders at least once in every calendar year (and not later than 15 months after the previous annual meeting or six months after Telecom's balance date) and they may call a special meeting at any time. The directors must call a special meeting of shareholders if shareholders holding shares carrying not less than 5% of voting rights entitled to be exercised on an issue request a special meeting in writing.

The constitution requires that written notice of the time and place of a meeting of shareholders be sent to every shareholder on the share register entitled to receive notice of the meeting (and every director and auditor of Telecom) not less than ten working days before the meeting. Notice can be delivered, posted, faxed or sent electronically. The constitution provides that equity security holders of all classes are entitled to attend meetings of shareholders and to receive notices, reports and financial statements issued generally to holders of securities carrying votes.

The quorum for a meeting of shareholders is two or more shareholders having the right to vote at the meeting, and no business can be transacted unless a quorum is present.

Upon the Depositary's receipt from Telecom of notice of the annual meeting of Telecom's shareholders, the Depositary will mail to ADR holders a notice and fix the record date (the date on which ADR voting entitlements are determined).

Voting rights

Telecom's ordinary shares each carry a right to vote on any resolution on a poll at a meeting of shareholders. Holders of ordinary shares may vote at a meeting in person or by proxy, representative or attorney. Voting may be conducted by voice, show of hands or poll.

The constitution also allows the board to set the record date for determining who may vote and what shares may be voted at a meeting of shareholders. Such record date may be as late as 5.00pm on the day before such meeting.

Where two or more persons are registered as the holders of a share, the vote of the person named first in the share register and voting on a matter must be accepted to the exclusion of the votes of the other joint holders.

A shareholder is not entitled to vote at any meeting of shareholders (other than at a meeting of an interest group to which that shareholder belongs) unless all sums due to Telecom by that shareholder in respect of any share registered in that shareholder's name have been paid. At the date of this annual report, Telecom did not have any shares in respect of which sums remained unpaid.

Shareholders must vote on a show of hands or by voice vote unless a poll is called. A poll may be demanded by:

- The chairman
- At least five shareholders having the right to vote at the meeting
- A shareholder or shareholders having the right to exercise at least 10% of the total votes entitled to be exercised on the business to be transacted at the meeting.
- A shareholder or shareholders holding shares that confer a right to vote at the meeting and on which the total amount paid up is at least 10% of the total amount paid up on all the shares that confer that right.

A shareholder may exercise the right to vote in person or by proxy or (if the person is a body corporate) by representative.

The Kiwi Shareholder is also entitled to receive notice of and attend any meeting of shareholders or any meeting of any class of shareholders, and to speak on any matter relating to rights attaching to the Kiwi Share, but the Kiwi Shareholder does not carry a right to vote (or any other rights) at any such meeting.

Voting rights on director appointments

Shareholders may, by ordinary resolution, appoint by separate resolutions persons who are not disqualified either to fill a casual vacancy or subject to the maximum number of directors not being reached, to act as an additional director. For the provisions relating to director retirement see **Remuneration – Retirement and re-election of directors**.

Shareholder resolutions

Under the constitution, matters which require a shareholder resolution include:

- Appointing or removing a director or an auditor
- Adopting or altering the constitution
- Approving a major transaction
- Approving an amalgamation under the Companies Act
- Liquidating Telecom.

Disenfranchisement

If the board (or the New Zealand Government, which is the holder of the Kiwi Share, after consultation with the board) determines that there are reasonable grounds for believing that a person has a Relevant Interest (as defined in the constitution) in voting shares in excess of the limitations described below (Affected Shares), the board (or the holder of the Kiwi Share if the board fails to act in a manner that remedies the basis of the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chair). The shareholder may still attend and speak at the meeting.

For more information in relation to Affected Shares see **Limitations on shareholdings** below.

ADR holders' voting rights

The holders of ADRs at the close of business on the record date are entitled, subject to the terms of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the ADR holder's ADSs. The Depositary will endeavour to vote the shares so represented in accordance with such instructions. The Depositary will not vote the shares so represented unless it has received instructions from the relevant ADR holder. The Depositary may only vote shares in the event of a poll.

The Deposit Agreement does not provide ADR holders the right to cause the Depositary to request a meeting of shareholders.

See **Limitations on shareholdings** below in relation to the circumstances where ADR holders could be disenfranchised. Also see **Alteration of rights of ADR holders** for other circumstances in which a holder may be disenfranchised.

Limitations on shareholdings

The constitution provides that:

- No person may have a Relevant Interest in 10% or more of Telecom's voting shares without, and except in accordance with the terms of, the prior written approvals of the board and the New Zealand Government, which is the holder of the Kiwi Share
- A person who is not a New Zealand national may not have a Relevant Interest in more than 49.9% of Telecom's voting shares without, and except in accordance with the terms of, the prior written approval of the New Zealand Government, which is the holder of the Kiwi Share.

The term Relevant Interest is broadly defined to include beneficial ownership, the power to vote or control the vote attached to voting shares, the power to acquire or dispose of or control the acquisition or disposition of voting shares, or an interest pursuant to any agreement or arrangement under which any of the foregoing rights arise, whether express, implied, direct, indirect, actual, contingent, present, future, shared with others, legally enforceable or not, which is held directly or by a related body corporate. The term excludes certain limited interests arising from particular financial, custodial, trading and similar relationships.

The board may force the sale of Affected Shares (see **Disenfranchisement** for a description of Affected Shares). The board may also decline to register a transfer of shares (other than a class transfer) if it reasonably believes that the transfer would breach the shareholding limitation restrictions.

Each holder of ADRs is also subject to the provisions of the constitution restricting ownership of shares. The board and/or the Kiwi Shareholder may enforce these provisions of the constitution against the Depositary or the Custodian as the registered holders of shares relating to the ADRs that have been issued.

Overseas Investment Act and Regulations

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Act and Regulations. The Overseas Investment Act requires that an overseas person obtain consent from the Overseas Investment Office before they enter into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are acquisitions which result in the overseas person or an associate of an overseas person (either alone or together with its associates):

- Acquiring a 25% or more ownership or control interest in Telecom, being one of the following:

  - a beneficial entitlement to or a beneficial interest in 25% or more of Telecom's shares

  - the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting

  - the power to control the composition of 25% or more of the board of Telecom.

- Increasing its existing ownership or control interest in Telecom beyond 25%.

There are limited exceptions to these requirements.

Under the Overseas Investment Act, Telecom is an overseas person because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent from the Overseas Investment Office for New Zealand business acquisitions where the value exceeds NZ$100 million or for certain acquisitions involving sensitive land.

Material contracts

Excluding any contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by Telecom or any member of the Telecom Group which are material to the Group. Telecom is subject to the Undertakings, which came into effect on 31 March 2008. For further information on the Undertakings see **Our company – Undertakings.**

Exchange controls

The New Zealand dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See **Taxation – Dividends** below, for a description of the taxation on dividend returns to shareholders. Interest payments to non-resident holders of debt securities are subject to Non-Resident Withholding Tax (NRWT); however, issuers may instead seek approval to pay an Approved Issuer Levy (AIL), representing 2% of the interest payments.

Taxation

The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report, and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand.

This summary does not describe United States estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal income tax or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or shares who are subject to taxing jurisdictions other than, or in addition to, the United States and New Zealand, and does not address all possible categories of United States holders, some of which (such as financial institutions, insurance companies, broker-dealers, partnerships and their partners, tax-exempt organisations (including private foundations), holders who own (directly, indirectly or constructively) 10% or more of Telecom's voting stock, investors that hold ADSs or shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar) may be subject to special rules.

This summary contains a description of the principal United States federal income tax and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or shares by a 'United States holder' only (as separately defined in the sections **United States taxation** and **New Zealand taxation** below).

United States taxation

As used in this section 'United States taxation', the term 'United States holder' means a beneficial owner of ADSs or shares that is: (i) an individual citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes organised under the laws of the United States or any state or political subdivision thereof; (iii) an estate the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if a United States Court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if the trust was in existence on 20 August 1996 and has elected to be treated as a United States person. This discussion assumes that United States holders hold ADSs or shares as capital assets for United States federal income tax purposes.

If an entity that is classified as a partnership for United States federal income tax purposes holds ADSs or shares, the United States federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for United States tax purposes and persons holding ADSs or shares through such entities should consult their tax advisers.

For United States federal income tax purposes, holders of ADSs will be treated as owners of the underlying shares represented by the ADSs.

Dividends

For United States federal income tax purposes, any cash distributions paid (without reduction for New Zealand withholding tax, see **New Zealand taxation – Dividends**) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles (Earnings and Profits) to a United States holder, will be includible in the gross income of such holder as dividend income. Because Telecom does not intend to determine its Earnings and Profits, any distribution paid will generally be treated as a 'dividend' for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on such income received from a 'qualified foreign corporation' at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. This reduced rate of taxation will expire for tax years beginning after 31 December 2010. A non-United States corporation (other than a corporation classified as a 'passive foreign investment company' for United States federal income tax purposes) generally will be considered to be a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays such dividends on stock (or ADSs with respect to stock) which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and New Zealand which the Secretary of Treasury has determined is satisfactory for these purposes and Telecom believes it should be eligible for the benefits of the treaty. In addition, because the ADSs are traded on the New York Stock Exchange, they are considered readily tradable on an established securities market in the United States. United States corporations that hold ADSs or shares will generally not be entitled to the 'dividends received deduction' generally available to United States corporations for dividends received from United States corporations (and certain non-United States corporations).

A distribution of Telecom shares by Telecom to its shareholders made as part of a pro-rata distribution to all shareholders of Telecom generally will not be treated as a taxable dividend to United States holders.

For United States federal income tax purposes, the amount of any distribution paid in NZ dollars will be the US dollar value of the NZ dollars at the spot currency exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Depositary, whether or not the NZ dollars are in fact converted into US dollars at that time. No additional currency exchange gain or loss will be recognised by a United States holder if the NZ dollars received are converted into US dollars on the date received at that spot rate. Currency gain or loss, if any, realised on the disposition of NZ dollars generally will be a foreign currency gain or loss, which is United States source ordinary income or loss.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. Subject to limitations discussed below, the withholding tax imposed by New Zealand on dividends is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the US dollar equivalent of the withholding tax paid; (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid and (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates (or at the conversion rate in effect on the day the withholding tax is paid if the accrual basis taxpayer makes an applicable election). Therefore, the holder will generally be entitled to treat the amount withheld as a foreign tax paid by the holder in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended).

The Internal Revenue Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken, which the taxpayer's net taxable income from the sources outside of the United States (foreign source income) bears to the taxpayer's entire net taxable income for the taxable year. This foreign tax credit limitation must be computed separately for specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. The rules governing the foreign tax credit are complex and the availability of the foreign tax credit and the application of the limitations on the credit are fact-specific. Investors should consult their own tax advisers regarding the application of the foreign tax credit to their individual circumstances.

Sale or other disposition of ADSs or shares

A United States holder will recognise capital gain or loss on the sale or other disposition of ADSs or shares in an amount equal to the difference between (i) the amount realised upon their disposition and (ii) the holder's basis in the ADSs or shares. Capital gain or loss will be long term if the ADSs or shares have been held for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income, subject to certain limited exceptions.

Capital gain recognised by a United States holder on the sale or other disposition of ADSs or shares will be United States source gain. Losses from the sale of ADSs or shares will generally be sourced in the same manner as gains from the sale of such ADSs or shares. However, United States Treasury Regulations include a dividend recapture rule and other exceptions may apply. Investors are encouraged to consult their tax advisers regarding the proper treatment of such losses.

Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a United States holder, will not result in recognition of gain or loss for United States federal income tax purposes.

Backup withholding and information reporting

Information reporting generally will apply to payments of dividends on, and proceeds from the sale or redemption of, ADSs or shares made within the United States to a United States holder of ADSs or shares (other than an exempt recipient, including a corporation and certain other persons). Under newly enacted legislation, certain individuals holding ADSs or ordinary shares other than in an account at a United States financial institution may be subject to additional information reporting requirements. Backup withholding, at a rate of 28%, will apply to those amounts if a United States holder (other than an exempt recipient) fails to provide an accurate tax identification number and certain other certification or fails to report interest and dividends required to be shown on its United States federal income tax returns. Investors should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a United States holder generally will be allowed as a credit against the United States holder's United States federal income tax liability, and a United States holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

New Zealand taxation

As used in this section 'New Zealand taxation' the term 'United States holder' means a beneficial owner of ADSs or shares that: (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand taxing authorities; (ii) is not also resident in New Zealand for New Zealand tax purposes; and (iii) does not hold ADSs or shares in connection with any permanent establishment or fixed base in New Zealand.

Dividends

New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand corporation to a non-resident shareholder. However, to the extent to which dividends have maximum imputation credits attached (see further below) the rate of withholding is 15%. Also, reduced rates (generally 15%) apply to non-resident shareholders who are entitled to the benefits of an income tax treaty.

Pursuant to the income tax treaty between New Zealand and the United States, United States holders are subject to a maximum New Zealand withholding tax of 15% of the gross amount of all cash dividends paid by Telecom. The protocol to the tax treaty signed on 1 December 2008 does not change this rate, except for a United States holder who holds 10% or more of the voting power in Telecom and meets certain other criteria. When the protocol is ratified the maximum rate for such a person will be 5%.

New Zealand operates a full imputation system of corporate taxation. Under the imputation system New Zealand tax paid by Telecom gives rise to credits (known as imputation credits) which can be attached to its dividends and used by a shareholder, who is treated as a resident for New Zealand tax purposes, to offset such holder's New Zealand income tax liability on those dividends. A United States holder cannot directly credit these imputation credits against such holder's withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends paid to a United States holder can be reduced under the New Zealand Foreign Investor Tax Credit (FITC regime).

Under the FITC regime Telecom can obtain a tax credit based on the amount of imputation credits attached to dividends paid to non-New Zealand tax residents. This tax credit reduces Telecom's tax liability, providing it with cash to make a supplementary dividend distribution to non-New Zealand tax residents, which is in addition to the ordinary dividend. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident generally receives an aggregate after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of aggregate cash dividend is reduced.

The FITC regime does not apply to United States holders who hold, directly, 10% or more of the voting power in Telecom, or will be otherwise entitled to the maximum 5% New Zealand withholding tax rate that will apply following ratification of the 1 December 2008 signed protocol to the income tax treaty between New Zealand and the United States. Fully imputed dividends paid to such United States holders are not subject to New Zealand withholding tax.

Certain forms of non-New Zealand sourced income derived by Telecom (known generally as 'active business income') will not be subject to New Zealand tax. If and when this untaxed income is distributed, the distribution to a United States holder will, in the absence of the benefit of a supplementary dividend, be subject to withholding tax of 15%.

Stock dividends (also known as 'bonus issues' for New Zealand tax purposes) made by Telecom will be categorised under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly speaking, taxable bonus issues arise where Telecom allows a shareholder to choose between the receipt of cash and the receipt of shares (where the shareholder takes the shares) or when Telecom issues shares and elects to treat the issue as a taxable bonus issue. In general, any distribution by Telecom on or in respect of its shares, other than a non-taxable bonus issue, will be considered a dividend for New Zealand tax purposes. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues (as well as other non-cash dividends) made to a United States holder are subject to New Zealand withholding tax at the rate of zero percent to the extent that imputation credits are attached to the dividend at the maximum rate allowable. With respect to any remaining portion, New Zealand withholding tax will be payable by Telecom. Non-taxable bonus issues are not treated for New Zealand tax purposes as dividends, and the New Zealand withholding tax does not apply to them.

Share repurchases and cancellations by Telecom are subject to a regime that treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of available subscribed capital in Telecom. Available subscribed capital is essentially the amount paid to Telecom in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. To the extent that the amount paid on cancellation or redemption is less than the amount of Telecom's available subscribed capital, the payment is generally not treated as a dividend. However, where shares are repurchased off-market pursuant to a pro-rata cancellation and aggregate payments to shareholders are less than 10% of the market value of all shares in Telecom, or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated entirely as dividends. Where Telecom repurchases shares on-market, amounts received by shareholders are not dividends in the shareholders' hands. However, to the extent the payments for on-market repurchases exceed the available subscribed capital, tax is effectively required to be paid by Telecom on that excess amount.

Capital gains

Under the tax treaty between New Zealand and the United States, a United States holder who does not have, and has not had, a permanent establishment or fixed base in New Zealand, will not be subject to New Zealand tax on any gain on a sale of ADSs or shares. However, the tax treaty does not prevent New Zealand from taxing profits on sales of ADSs or shares held by a United States person where the profits or gains are attributable to a permanent establishment or fixed base available, or previously available, to such person in New Zealand. Although New Zealand does not have a capital gains tax as such, certain profits on share sales are taxed under New Zealand income tax rules (for example, where shares are acquired for the dominant purpose of resale or by a securities dealer).

Other taxes

Ordinarily, interest paid to non-residents is subject to NRWT at either the domestic rate of 15% or a reduced rate under any applicable income tax treaty. However, an issuer of a debt instrument to a non-associated non-resident lender may apply to have the instrument registered and the interest made subject to approved issuer levy (AIL). AIL is a levy payable by the issuer equal to 2% of the interest payments.

No stamp duty is payable in New Zealand on transfers of the shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. New Zealand Goods and Services Tax does not apply to share issues or transfers.

New Zealand gift duty will apply in respect of any gift by a United States holder of ADSs or shares where that gift and any other gift by the United States holder of property situated in New Zealand within 12 months before or after that first-mentioned gift exceed in aggregate value NZ$27,000. For this purpose, ADSs and shares are treated as property situated in New Zealand. Certain limited exemptions and reliefs exist. Gift duty applies at 5% on the excess amount of gifts over NZ$27,000 and rises on a graduated scale to a maximum rate of 25% on the excess amount of gifts over NZ$72,000.

Provisional tax

Companies pay New Zealand tax on a provisional basis in three instalments at four-month intervals in respect of each income year. They may pay further tax or receive a refund of tax depending on their final tax liability determined in their tax return for that income year.

Imputation credits arising from payments of tax are recorded as credits in an account called an imputation credit account at the time the tax is paid.

Continuity of ownership requirement

Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end, it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (ie, pays a tax instalment) to the date it attaches those imputation credits to dividends (ie, the date of the payment of the dividend). Accordingly, imputation credits in Telecom's imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

Ownership is measured by reference either to shareholders' voting interests or, in certain circumstances, to both voting interests and the market value of interests held in a company. In some cases an attribution rule can apply to treat all less-than 10% non-associated shareholders in Telecom as a single notional person. When this attribution rule applies, changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

Legal proceedings

For details of Telecom's significant legal proceedings and investigations see note 26 to the financial statements.

Documents on display (US)

Telecom files reports and other information with the Securities and Exchange Commission (SEC). You may read without charge and copy at prescribed rates, any document filed at the public reference facilities of the SEC's principal office at 100 F Street, NE, Washington, D.C. 205490, United States of America. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is www.sec.gov

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Such forward-looking statements are based on the beliefs of Telecom's management, as well as on assumptions made by, and information currently available to, Telecom at the time such statements were made.

These forward-looking statements include statements of Telecom's present expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These forward-looking statements include, without limitation, expectations concerning:

■ The efficiency of Telecom's transformation regulation programmes and Telecom's ability to successfully implement these

■ Delivering on the Undertakings

■ Telecom's network and infrastructure development plans, including a nationwide fibre rollout under the FTTN programme and PSTN voice-replacement

■ Future resilience and capacity of the WCDMA mobile network

■ Telecom's outlook for the group's adjusted EBITDA, depreciation and amortisation, tax expense and rate and adjusted net earnings after tax, and expectations for Telecom's future performance generally, including delivering on EBITDA turnaround

■ Capital expenditure and investment plans

■ Taking cost out of Telecom's business and simplifying its business

■ The target dividend pay-out

■ The performance of AAPT and its ability to achieve sustainable and profitable revenue growth and reduction in operating costs and the implementation of the sale of its consumer business

■ Cash flow from operations and existing cash and available borrowings sufficient to fund Telecom's expected capital expenditure, working capital and investment requirements

■ The performance of investments, joint ventures and acquired businesses, including dividends from Southern Cross

■ Growth of, and opportunities available in, the communications, IT services, information and entertainment sectors and Telecom's positioning to take advantage of those opportunities

■ The convergence of technologies and growth and opportunities to offer new wave products and services revenues

■ Plans for the launch of new products and services and Telecom's ability to grow its products, including traditional products and services revenue and core and new wholesale products and cloud computing

■ Network performance and quality

■ The impact of regulatory initiatives on Telecom, including the impact of the Undertakings and the Government's UFB and Rural Broadband Initiative proposals, including structural separation

■ The impact of legal proceedings and investigations involving Telecom

■ Competition, market shares, prices and growth

■ The operating environment and overall market conditions and trends.

When used in this Report, the words 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'plan', 'may', 'could' and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements.

Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described in **Risk factors**, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

■ Telecom's ability to successfully implement its revised strategy, including removing operating costs and simplifying its business

■ Telecom's ability to comply with the Undertakings

■ Competition in the markets in which Telecom operates and the entrance of new competitors to these markets, particularly in the New Zealand market for mobile phone services

■ The impact of the UFB and Rural Broadband Initiative proposals, including structural separation, and if Telecom is not successful

■ The impact of further regulation regarding Telecom's mobile termination rates

■ Rapid technological changes and convergence of telecommunications, information services and media markets and technologies

- Uncertainties regarding operating new systems and technologies

- Uncertainties about the degree of growth in the number of markets in which Telecom operates

- Decreasing revenues from traditional services due to mobile and other substitution and competitive pressures

- Technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service

- The anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised

- Significant changes in market shares for Telecom and its principal products and services

- Network or system interruptions owing to natural disasters, climate change and other events such as fire, terrorism or sabotage, affecting key facilities, network connections, software faults, viruses and power supply loss or overloading

- Use of third-party suppliers and the resources available in the New Zealand labour market for delivery of important services

- Uncertainties around acquisitions, divestments and investments

- Future regulatory actions and conditions in its operating areas

- General economic conditions within the countries in which Telecom operates

- Other factors or trends affecting the telecommunications industry generally and Telecom's financial condition in particular.

Given the risks, uncertainties and other factors, undue reliance should not be placed on any forward-looking statement, which speaks only as of the date made. Telecom does not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Further, the information contained in this document is a statement of Telecom's intention as of the date of this filing and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Telecom management's assumptions. Telecom's management may change its intentions at any time and without notice based upon any changes in such factors, assumptions or otherwise.

Glossary

In addition the following terms have the following meanings:

ACCC	means Australian Competition and Consumer Commission.
ADR	means an American Depositary Receipt.
ADS	means an American Depositary Share.
ADSL	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.
ADSL2+	is a form of DSL, which extends the capability of basic ADSL by doubling the number of downstream bits.
Affected Shares	means those shares that the Telecom board has specified in a notice to a holder as being held in excess of the shareholding limits established by the constitution.
ASX	means Australian Securities Exchange.
Balance Sheet	means Statement of Financial Position.
BETA	means Branch Equivalent Tax Account.
CDMA	means Code Division Multiple Access, a technology used in digital mobile networks.
Computerland	means the ICT business (Ceritas New Zealand Limited) acquired by Telecom New Zealand Limited in 2004.
Depositary	means The Bank of New York Mellon.
DSL	means Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop.
DSLAM	means Digital Subscriber Line Access Multiplexers, which is network-based equipment used to deliver DSL services to customers.
EBITDA	means Earnings before Interest, Tax Expense, Depreciation and Amortisation. For Telecom's calculation of EBITDA see **Performance – Earnings before interest, taxation, depreciation and amortisation ('EBITDA')**.
EMTN	means Euro Medium Term Notes.
FCA	means Full Cost Apportionment.
FNT	means Future Network Transformation.
FTE	means Full-Time Equivalent.
FTTN	means fibre-to-the-node.
FTTP	means fibre-to-the-premise.
GAAP	means Generally Accepted Accounting Principles.
HSNS	means High-Speed Network Service.
HSPA+	means High-Speed Packet Access data rates up to 56 Mbit/s on the downlink and 22 Mbit/s on the uplink with MIMO technologies and higher order modulation (64QAM).
ICT	means Information and Communication Technologies
IDC	means International Data Corporation.
IFRS	means International Financial Reporting Standards.
IOG	means Independent Oversight Group whose role is to act as the high-level, external monitoring group that reports to both the Telecom board and the Commerce Commission on Telecom's compliance with the Undertakings. The IOG also investigates any complaints received in relation to potential breaches of the Undertakings.
IP	means Internet Protocol, a communications protocol suite used for carrying data on the internet.
IPTV	means Internet Protocol Television.

IP-VPN	means Internet Protocol-Virtual Private Network, an industry term for an IP-based VPN.
ISDN	means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.
IT	means Information Technology, a generic term for any technology relating to information processing or transport.
Kiwi Share	means the single Telecom preference share held by the New Zealand Government.
Kiwi Shareholder	means the Minister of Finance who holds the Kiwi Share on behalf of the New Zealand Government.
MED	means Ministry of Economic Development.
MPLS	means Multi-Protocol Label Switching, an industry term for a data communications technique where labels are used to switch data packets across a network.
MVNO	means mobile virtual network operator.
Naked UBA	means a UBA service that is provided without an active analogue telephone service on the same copper pair.
NM	means Not Meaningful.
NZ IAS	means New Zealand International Accounting Standard.
NZSX	means the New Zealand Stock Market.
NZX	means NZX Limited.
OECD	means Organisation for Economic Co-operation and Development.
OTA	means Originating and Terminating Access.
PABX	means Private Automatic Branch Exchange, which is a small-scale switching system located in an office or building that provides voice and data extension lines and an access point to the public network.
PSTN	means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunications between telephone devices.
Retail NGT	means Telecom's Retail Next Generation Telecom business model.
SEC	means Securities and Exchange Commission.
SME	means Small and Medium-sized Enterprises.
SMS	means Short Message Service.
Southern Cross	means Southern Cross Cables group of companies which consists of two sister companies, Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited, and their subsidiaries.
T&SS	means Technology & Shared Services.
TCF	means Telecommunications Carriers Forum.
TCNZ	means Telecom Corporation of New Zealand Limited.
TDL	means Telecommunications Development Levy.
TSLRIC	means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.
TSO	means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.
UBA	means Unbundled Bitstream Access.
UCLL	means Unbundled Copper Local Loop.
VDSL	means Very High Bit Rate Digital Subscriber Line.
VoIP	means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP.
VPN	means Virtual Private Network, a carrier-provided service in which the public network provides the equivalent of a privately established customer network.
WACC	means Weighted Average Cost of Capital.
WAN	means Wide Area Network.
WCDMA	means Wideband CDMA, an International Telecommunications Union-recognised 3G mobile telephony technology using 5MHz channels to deliver voice and peak data rates from 64 to 384kbps.
3G	means third-generation mobile network as defined by the International Telecommunications Union.

Shareholder inquiries/contact details

Telecom is a company incorporated with limited liability under the New Zealand Companies Act 1993 and domiciled in New Zealand (Companies Office registration number 328287 and ARBN number 050 611 277)

Registered office

Level 6
Telecom House
8 Hereford Street
Auckland 1142

Principal administrative office in Australia

Level 23
680 George Street
Sydney NSW 2000
Ph +61 2 9009 9009

Company secretary

Craig Mulholland

Annual Meeting of shareholders

Telecom's Annual Meeting of shareholders will be held at the Christchurch Convention Centre, 95-97 Kilmore Street, Christchurch on Thursday, 30 September 2010 at 10.00am. A Notice of Annual Meeting and Proxy Form will be circulated to shareholders.

Shareholders with inquiries about transactions, changes of address or dividend payments should contact Telecom's share registries.

New Zealand registry

Computershare Investor Services Limited
Private Bag 92119
Auckland 1142
Ph +64 9 488 8777
Fax +64 9 488 8787
New Zealand Toll Free 0800 737 100
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

Australian registry

Computershare Investor Services Pty Limited
GPO Box 2975, Melbourne
VIC 3001, Australia
Ph +3 9415 5000
Freephone: 1 800 501 366
Fax +3 9473 2500
Email: melbourne.services@computershare.com.au
Website: www.computershare.com

United States registry

Details for Depositary Receipts, Transfer Agent, and Registrar
The Bank of New York Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
United States
Toll Free phone number for United States domestic calls:
+1 888 BNY ADRS (+1 888 269 2377)
Number for international calls:
+1 201 680 6825
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com\shareowner

Shareholder inquiries about Telecom's operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to:

General Manager, Investor Relations
Telecom New Zealand Limited
Private Bag 92028
Auckland 1011
New Zealand

Contact phone numbers

Australia	1800 123 350
Canada	1800 280 0398
Hong Kong	800 962 867
New Zealand	0800 737 500
Singapore	800 641 1013
United Kingdom	0800 960 283
United States	1800 208 2130

For more information

http://investor.telecom.co.nz

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telecom™

investor.telecom.co.nz

ARBN 050 611 277